As submitted confidentially to the Securities and Exchange Commission on March 19, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INLAND RETAIL PROPERTIES TRUST V, INC.

(Exact name of registrant as specified in governing instruments)

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Address, including zip code, and telephone number, including, area code of principal executive offices)

The Corporation Trust, Inc.

300 East Lombard Street

Baltimore, Maryland 21202

(410) 539-2837

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Primary Offering(1)
Common Stock, Class A and Class C, par value $0.001 per share	$250,000,000	$32,200
Common Stock, Class A and Class C(2)	$50,000,000	$6,440

(1)	The registrant reserves the right to reallocate shares of common stock being offered in the primary offering between the classes of common stock and between the primary offering and the registrant’s distribution reinvestment plan.
(2)	Represents shares issuable pursuant to the registrant’s distribution reinvestment plan.
(3)	Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell any of the securities described in this prospectus until the registration statement that we have filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, and it is not soliciting an offer to buy these securities, in any state where an offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 19, 2014

PROSPECTUS

INLAND RETAIL PROPERTIES TRUST V, INC.

$250,000,000 of Common Stock: Class A Shares and Class C Shares; Minimum Offering: $2,000,000

We are a Maryland corporation organized on December 19, 2013 and sponsored by Inland Real Estate Investment Corporation, or IREIC. We intend to primarily acquire, directly or indirectly, a diversified portfolio of “core” retail commercial properties located throughout the United States. We are offering and selling up to $250 million of shares of our common stock in our primary offering on a “reasonable best efforts basis” through Inland Securities Corporation, or Inland Securities, our dealer manager. Inland Securities is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. “Reasonable best efforts” means that Inland Securities is not obligated to purchase any specific number or dollar amount of shares. We are offering two classes of our common stock: Classes A and C common stock, which we refer to individually as our Class A and C Shares, and collectively as our common stock. We are also offering and selling up to $50 million of shares of our common stock to be issued pursuant to our distribution reinvestment plan. The share classes have differing selling fees and commissions and the Class C Shares are subject to an ongoing distribution and stockholder servicing fee. We reserve the right to reallocate shares of common stock between our distribution reinvestment plan and our primary offering. We intend to elect to be taxed as a real estate investment trust for U.S. federal income tax purposes, or REIT, commencing with the tax year ending December 31, 2014 or our first year of material operations.

INVESTING IN OUR COMMON STOCK INVOLVES A SUBSTANTIAL DEGREE OF RISK. YOU SHOULD PURCHASE SHARES OF OUR COMMON STOCK ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. See “Risk Factors” beginning on page 38. Material risks of an investment in our common stock include:

•	No public market currently exists, and one may never exist, for our shares. Our board does not have any current plans to list our shares or pursue any other liquidity event, and we cannot guarantee that a liquidity event will occur.

•	The offering prices are not indicative of the prices at which you may be able to sell your shares, and are not based on the book value or net asset value of our current or expected investments or our current or expected cash flow.

•	We cannot guarantee that we will pay distributions.

•	We may also pay distributions from sources other than cash flow from operations, including borrowings and net offering proceeds, and we have not limited our use of any of these other sources. Payments of distributions from sources other than cash flows from operations may reduce the amount of capital we ultimately invest in real estate assets.

•	The number of real estate assets we acquire will depend on the net proceeds raised in this offering.

•	We do not have employees and will rely on our business manager and real estate managers to manage our business and assets.
•	Persons performing services for our business manager and our real estate managers are employed by IREIC or its affiliates and will face competing demands for their time and service.

•	We do not have arm’s length agreements with our business manager, real estate managers or other affiliates of our sponsor.

•	We will pay fees, which may be significant, to our business manager, real estate managers and other affiliates of IREIC.

•	We have not identified the specific real estate assets that we will acquire with the net proceeds raised in this offering, thus this is a “blind pool” offering.

•	On acquiring shares, you will experience dilution in the net tangible book value of your investment.

•	Principal and interest payments on any borrowings will reduce the funds available for distribution.

•	There are limits on the ownership and transferability of our shares. Please see “Description of Securities — Restrictions on Ownership and Transfer.”

•	We may fail to qualify as a REIT, and thus be required to pay entity-level taxes.

The minimum purchase requirement in this offering is $3,000 for individuals and $1,000 for tax-exempt entities, in any combination of Class A Shares and Class C Shares. We will not sell any shares unless we sell a minimum of $2.0 million in shares by [                    ], 2015, which is one year from the effective date of this offering. Prior to the time we sell at least $2.0 million in shares of our common stock, subscription payments will be placed in an account held by UMB Bank, N.A. as escrow agent. If we are not able to sell at least $2.0 million in shares by [                    ], 2015, we will terminate this offering and funds in the escrow account, including any interest, will be returned to subscribers within ten business days. Any purchases of shares by our sponsor, officers, directors or affiliates, or by our dealer manager or any soliciting dealer, will be included for purposes of determining whether the minimum of $2.0 million of shares of common stock required to release funds from the escrow account has been sold. This offering will end no later than [                    ], 2016, unless extended.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or the future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted. No one is authorized to make any statements about this offering different from those that appear in this prospectus. We will accept subscriptions only from people who meet the suitability standards described in this prospectus. The description of our company contained in this prospectus was accurate as of [                    ], 2014. We will amend or supplement this prospectus if there are any material changes in our affairs.

	Maximum Aggregate Price to Public	Maximum Selling Commissions		Maximum Dealer Manager Fee		Proceeds, Before Expenses, to Us(1)
Maximum Offering	$250,000,000	$14,750,000	(2)	$7,500,000	(2)	$227,750,000
Class A Shares, Per Share	$25.00	$1.75		$0.75		$22.50
Class C Shares, Per Share	$23.56	$0.35		$0.71		$22.50
Minimum Offering	$2,000,000	$118,000	(2)	$60,000	(2)	$1,822,000
Reinvestment Plan	$50,000,000	—		—		$50,000,000
Class A Shares, Per Share	$23.75	—		—		$23.75
Class C Shares, Per Share	$22.38	—		—		$22.38

(1)	The proceeds are calculated before deducting certain organization and offering expenses payable by us. The total of the above fees, plus other organizational and offering expenses and fees are estimated to be approximately $27,250,000 if the maximum primary offering amount is sold and approximately $218,000 if the maximum combined amount is sold in the primary offering and pursuant to our distribution reinvestment plan (in each case, assuming the sale of 80% of Class A Shares and 20% of Class C Shares). To the extent that all other organization and offering expenses exceed the maximum expense cap, the excess expenses will be paid by our business manager.
(2)	The maximum selling commissions and dealer manager fee assume that 80% and 20% of the shares sold in the primary offering are Class A and Class C, respectively.

The date of this prospectus is [                    ], 2014.

FOR RESIDENTS OF MICHIGAN ONLY

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE OFFICE OF FINANCIAL AND INSURANCE SERVICES, SECURITIES SECTION, MICHIGAN DEPARTMENT OF LABOR AND ECONOMIC GROWTH. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

THE USE OF THIS PROSPECTUS IS CONDITIONED UPON ITS CONTAINING ALL MATERIAL FACTS AND THAT ALL STATEMENTS CONTAINED HEREIN ARE TRUE AND CAN BE SUBSTANTIATED. THE DEPARTMENT HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO BROKER-DEALER, SALESMAN, AGENT OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING HEREBY MADE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR EFFECTIVE LITERATURE.

THIS IS A BEST EFFORTS OFFERING, AND WE RESERVE THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AND WILL PROMPTLY NOTIFY THE SUBSCRIBER OF ACCEPTANCE OR REJECTION. THERE IS NO ASSURANCE AS TO HOW MANY SHARES WE WILL SELL.

THE SECURITIES HEREBY OFFERED INVOLVE A HIGH DEGREE OF RISK. THE OFFERING PRICE HAS BEEN ARBITRARILY SELECTED BY US. NO MARKET EXISTS FOR THESE SECURITIES, AND UNLESS A MARKET IS ESTABLISHED, YOU MIGHT NOT BE ABLE TO SELL THEM.

THERE IS NO ASSURANCE THAT OUR OPERATIONS WILL BE PROFITABLE OR THAT LOSSES WILL NOT OCCUR.

IT IS NOT OUR POLICY TO REDEEM OUR STOCK (EXCEPT AS PROVIDED IN THIS OFFERING).

ANY REPRESENTATIONS CONTRARY TO ANY OF THE FOREGOING SHOULD BE REPORTED FORTHWITH TO THE LANSING OFFICE OF THE DEPARTMENT AT 611 WEST OTTAWA, P.O. BOX 30701, LANSING, MICHIGAN 48909-8201, OR BY TELEPHONE AT (877) 999-6442.

FOR RESIDENTS OF NEW YORK ONLY

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. SUBJECT TO THE CONDITIONS SPECIFIED IN THIS PROSPECTUS, THE COMPANY WILL PLACE INVESTOR SUBSCRIPTIONS IN ESCROW UNTIL THE TIME THE COMPANY SELLS AT LEAST $2.0 MILLION IN SHARES OF ITS COMMON STOCK.

FOR RESIDENTS OF PENNSYLVANIA ONLY

BECAUSE THE MINIMUM CLOSING AMOUNT IS LESS THAN $10.0 MILION, YOU ARE CAUTIONED TO CAREFULLY EVALUATE THE COMPANY’S ABILITY TO FULLY ACCOMPLISH ITS STATED OBJECTIVES AND TO INQUIRE AS TO THE CURRENT DOLLAR VOLUME OF COMPANY SUBSCRIPTIONS.

WE WILL PLACE ALL PENNSYLVANIA INVESTOR SUBSCRIPTIONS IN ESCROW UNTIL THE COMPANY HAS RECEIVED TOTAL SUBSCRIPTIONS OF AT LEAST $12.5 MILLION, OR FOR AN ESCROW PERIOD OF 120 DAYS, WHICHEVER IS SHORTER.

i

IF THE COMPANY HAS NOT RECEIVED TOTAL SUBSCRIPTIONS OF AT LEAST $12.5 MILLION BY THE END OF THE ESCROW PERIOD, THE COMPANY MUST:

A. RETURN THE PENNSYLVANIA INVESTORS’ FUNDS WITHIN 15 CALENDAR DAYS OF THE END OF THE ESCROW PERIOD; OR

B. NOTIFY THE PENNSYLVANIA INVESTORS IN WRITING BY CERTIFIED MAIL OR ANY OTHER MEANS WHEREBY RECEIPT OF DELIVERY IS OBTAINED WITHIN 10 CALENDAR DAYS AFTER THE END OF THE ESCROW PERIOD, THAT THE PENNSYLVANIA INVESTORS HAVE A RIGHT TO HAVE THEIR INVESTMENT RETURNED TO THEM. IF AN INVESTOR REQUESTS THE RETURN OF SUCH FUNDS WITHIN 10 CALENDAR DAYS AFTER RECEIPT OF NOTIFICATION, THE COMPANY MUST RETURN SUCH FUNDS WITHIN 15 CALENDAR DAYS AFTER RECEIPT OF THE INVESTOR’S REQUEST.

ANY PENNSYLVANIA INVESTOR WHO REQUESTS A RETURN OF FUNDS AT THE END OF THE INITIAL 120-DAY ESCROW PERIOD OR ANY SUBSEQUENT 120-DAY ESCROW PERIOD WILL BE ENTITLED TO RECEIVE INTEREST EARNED, IF ANY, FOR THE TIME THAT THE INVESTOR’S FUNDS REMAIN IN ESCROW.

SUITABILITY STANDARDS

An investment in our common stock involves significant risk and is suitable only for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. Persons who meet this standard and seek to diversify their personal portfolios with a real estate-based investment, preserve capital, receive current income, obtain the benefits of potential long-term capital appreciation and who are able to hold their investment for a time period consistent with our liquidity plans are most likely to benefit from an investment in our company. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment not to consider an investment in our common stock as meeting these needs.

In order to purchase shares in this offering, you must:

•	meet the applicable financial suitability standards as described below; and

•	purchase at least the minimum number of shares as described below.

We have established suitability standards for initial investors and subsequent purchasers of shares from our stockholders. These suitability standards require that an investor have, excluding the value of the investor’s home, home furnishings and automobiles, either:

•	minimum net worth of at least $250,000; or

•	minimum annual gross income of at least $70,000 and a minimum net worth of at least $70,000.

Several states have established suitability requirements that are more stringent than the standards that we have established and described above. Shares will be sold to investors in these states only if they meet the special suitability standards set forth below. In each case, these special suitability standards exclude from the calculation of net worth the value of the investor’s home, home furnishings and automobiles.

California

•	In addition to the general suitability requirements described above, investors’ maximum investment in our common shares will be limited to 10% of the investor’s net worth (exclusive of home, home furnishings and automobile). In addition, California investors must have either, (a) a minimum net worth of at least $70,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of at least $250,000.

Alabama

•	In addition to the general suitability requirements described above, our common shares will only be sold to Alabama residents that represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate investment program and other similar programs.

Kentucky

•	In addition to the general suitability requirements described above, the investor’s maximum investment in this offering may not to exceed 10% of the Kentucky investor’s liquid net worth.

Massachusetts, Oregon, Pennsylvania and Washington

•	In addition to the general suitability requirements described above, the investor’s maximum investment in the issuer and its affiliates cannot exceed 10% of the Massachusetts, Oregon, Pennsylvania or Washington resident’s net worth.

Michigan

•	The maximum investment allowable in our company for a Michigan investor is 10% of his or her net worth.

New Jersey

•	New Jersey investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, shares of our affiliates, and other direct participation investments may not exceed ten percent (10%) of his or her liquid net worth.

Ohio and New Mexico

•	An Ohio or New Mexico investor’s aggregate investment in our common shares, shares of our affiliates, and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Nebraska

•	Investors must have either (a) a minimum net worth of $100,000 and minimum annual income of $70,000 or (b) a minimum net worth of $350,000. The investor’s maximum investment in the issuer, its affiliates and other similar programs cannot exceed 10% of the investor’s net worth.

Maine

•	The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

North Dakota

•	Our common shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and that they meet one of the general suitability standards described above.

Tennessee

•	In addition to the general suitability requirements described above, investors’ maximum investment in our common shares and our affiliates shall not exceed 10% of the resident’s net worth.

Kansas

•	In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in our common shares and securities of other real estate investment trusts. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Missouri

•	In addition to the general suitability requirements described above, no more than ten percent (10%) of any one Missouri investor’s liquid net worth shall be invested in the securities registered by us for this offering with the Securities Division.

Iowa

•	In addition to the general suitability requirements described above, an Iowa investor must have either (a) a minimum net worth of $350,000 (exclusive of home, auto and furnishings), or (b) a minimum annual income of $100,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, an Iowa investor’s total investment in the issuer or any of its affiliates, and any other similar real estate investment program, cannot exceed 10% of the Iowa resident’s liquid net worth. “Liquid net worth” for purposes of this investment consists of cash, cash equivalents and readily marketable securities.

As used above, “other IREIC-sponsored real estate programs” means Inland Real Estate Income Trust, Inc., Inland Diversified Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc., but does not include Inland Real Estate Corporation or Retail Properties of America, Inc., REITs previously sponsored by IREIC, each of which are publicly traded on the New York Stock Exchange.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan or pension or profit-sharing plan), these minimum suitability standards must be satisfied by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase shares of our common stock if the donor or the grantor is the fiduciary. In the case of gifts to minors, the minimum suitability standards must be met by the custodian of the account or by the donor.

We, IREIC, our dealer manager and each soliciting dealer must make every reasonable effort to determine that the purchase of common stock is a suitable and appropriate investment for each investor based on the information provided by the investor in the subscription agreement or otherwise.

MINIMUM PURCHASE

Subject to the restrictions imposed by state law, we will sell shares of our common stock only to investors who initially invest at least $3,000, or tax-exempt entities which invest at least $1,000, in any combination of Class A Shares and Class C Shares. Except in respect of a transfer made pursuant to a transfer on death designation or a qualified transfer to meet a required minimum distribution, you may not transfer fewer shares than the minimum purchase requirement. A tax-exempt entity is generally any investor that is exempt from U.S. federal income taxation, including:

•	a pension, profit-sharing, retirement, IRA or other employee benefit plan that satisfies the requirements for qualification under Section 401(a), 414(d) or 414(e) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	a pension, profit-sharing, retirement, IRA or other employee benefit plan that meets the requirements of Section 457 of the Code;

•	trusts that are otherwise exempt under Section 501(a) of the Code;

•	a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code; or

•	an IRA that meets the requirements of Section 408 of the Code.

The term “plan” includes plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, governmental or church plans that are exempt from ERISA and Section 4975 of the Code, but that may be subject to state law requirements, or other employee benefit plans.

An investment in our common stock will not, in itself, create a retirement plan; in order to create a retirement plan, an investor must comply with all applicable provisions of the Code.

Subject to any restrictions imposed by state law, subsequent additional investments by investors will require a minimum investment of $100. These minimum investment amounts for future purchases do not apply to purchases of shares through our distribution reinvestment plan.

RESTRICTIONS IMPOSED BY THE PATRIOT AND RELATED ACTS

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, or the USA PATRIOT ACT, the shares of common stock offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor.” “Unacceptable investor” means any:

•	person or entity who is a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department;

•	person acting on behalf of, or any entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

•	person or entity who is within the scope of Executive Order 13224-Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

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•	person or entity subject to additional restrictions imposed by the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

•	person or entity designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations or executive orders as may apply in the future similar to those set forth above.

QUESTIONS AND ANSWERS ABOUT THE OFFERING

Below we have provided some of the more frequently asked questions and answers relating to an offering of this type. Please see “Prospectus Summary” and the remainder of this prospectus for more detailed information about this offering. References in this prospectus to “we,” “us” or the “company” refer to Inland Retail Properties Trust V, Inc., a Maryland corporation, together with its consolidated wholly owned or majority owned subsidiaries, including IRPT V Operating Partnership, L.P., a Delaware limited partnership, of which we are the sole general partner, which we refer to in this prospectus as “the operating partnership,” except in each case where the context indicates otherwise. References in this prospectus to “Inland” refer to some or all of the entities that are part of The Inland Real Estate Group of Companies, Inc., which is comprised of a group of independent legal entities, some of which may be affiliates, share some common ownership or have been previously sponsored or managed by our sponsor or its subsidiaries.

Q:	What is Inland Retail Properties Trust V, Inc.?

A:	We are an externally managed, Maryland corporation formed in December 2013 to acquire a diversified portfolio of commercial retail properties located throughout the United States. We intend to elect to be taxed as a REIT commencing with the tax year ending December 31, 2014 or our first year of material operations.

Q:	In what types of properties will the company invest?

A:	We intend primarily to acquire retail properties, with a focus on “core” retail properties. “Core” properties are those properties that typically satisfy some, but not necessarily all, of the following criteria:

•	properties located within major regional markets or accelerating secondary markets;

•	properties with above-market occupancy rates, with leases that provide for market rental rates and that have staggered maturity dates; and

•	properties that have anchor tenants with strong credit ratings. An anchor tenant is typically a major chain store that rents a large amount of space at a particular property and has the ability to attract more customers to the property than the other tenants.

Core commercial real estate properties also typically generate predictable, steady cash flow and have a lower risk profile than non-core commercial real estate properties. We intend to diversify our portfolio by acquiring different types of retail properties located in different geographical regions of the country as well as by diversifying our tenant mix and lease expiration schedule.

Q:	Why retail properties?

A:	In light of existing market conditions, we believe that we can best achieve our investment objectives by investing substantially all of the net proceeds that we raise in the offering in retail related properties comprised primarily of grocery anchored and other neighborhood centers and power, regional and super regional centers. We may also acquire lifestyle centers and single-tenant, net-leased retail properties. We are focusing on retail because retail properties have generally outperformed other property types on an historical basis and existing demographic data strongly favors this sector. For example, the lack of new ground up development in the retail sector has reduced the supply of quality retail developments. This shortage of supply comes at the same time that retailers are generally seeking to expand locations resulting in decreased vacancies and increasing rents.

We intend to focus on grocery-anchored shopping centers falling generally into the category of neighborhood retail centers. Also, because we intend to acquire properties that are located in different geographical regions of the country, we expect to minimize the potential adverse impact of economic slow downs in specific markets. Finally, we believe that a portfolio consisting of multi-tenant retail properties anchored by large national retailers will enhance our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors or by making a possible listing of our shares attractive to the public investment community. In addition, our sponsor, management team and Inland Real Estate Acquisitions, Inc., or IREA have substantial experience sourcing and acquiring retail properties.

Q:	What are Neighborhood Centers?

A:	Neighborhood centers are shopping centers featuring retailers that provide need-based items and are typically anchored by grocery stores, drug stores, discount department stores, apparel stores and electronics stores. The neighborhood centers we acquire are expected to have a mix of national, regional and local retailers who sell essential goods and services to customers who live in the neighborhood. We believe neighborhood centers are some of the most stable property types in real estate and their tenants generally experience a consistent demand for their goods and services. Neighborhood centers typically range in size from 30,000 and 150,000 square feet and provide consumers with convenience goods such as food, drugs and services for the daily living needs of residents in the immediate neighborhood.

Q:	What are Power, Regional and Super Regional Centers?

A:	Power centers typically feature open-air retail space and contain three or more “big box” retailers and various smaller retailers. A “big box” retailer is a single-use, large, creditworthy national or regional retail store, typically between 25,000 and 100,000 square feet or more in size, such as a large bookstore, office-supply, pet, electronics, sporting goods, or discount department stores.

Regional centers are typically between 400,000 and 800,000 square feet in size with at least two anchor stores. A regional center is designed to service a larger geographic area than a neighborhood center.

Super regional centers are typically at least 800,000 square feet in size and have at least three anchor stores. A super regional center is designed to be the dominant shopping center for a large geographic area.

Q:	What are Lifestyle Centers?

A:	Lifestyle centers typically provide open-air retail space that combine mixed-use commercial development, including dining and entertainment, with boutique stores geared to shoppers with higher disposable incomes than targeted by other centers. Lifestyle centers tend to be smaller than power, regional or super regional centers and typically are located near affluent residential neighborhoods and arranged in walkable settings with grids akin to city streets.

Q:	What are the advantages of a diversified retail portfolio?

A:	We believe that most real estate markets are cyclical in nature; therefore, a diversified retail investment strategy may allow us to more effectively deploy capital into various types of retail properties and locations where the underlying investment fundamentals are relatively strong and away from those where the fundamentals are relatively weak. Thus, a retail portfolio diversified by property type, geographic location, tenant mix and lease expiration may potentially offer investors significant benefits for a lower level of risk relative to a portfolio concentrated in fewer property types, geographic locations, tenants or lease expirations.

Q:	Other than real properties, in which types of assets will the company invest?

A:	We may invest in common and preferred real estate-related equity securities of both publicly traded and private real estate companies. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. See “Risk Factors — Risks Associated with Investments in Securities.”

We may also make investments in commercial mortgage-backed securities, or CMBS. CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. We may invest in investment grade and non-investment grade CMBS classes.

Q:	Does the company intend to invest in joint ventures?

A:	Yes, we may acquire or develop properties through joint ventures, including joint ventures in which we do not own a controlling interest. We may make these investments to diversify our portfolio in terms of geographic region or property type, to access the capital or expertise of third parties and to enable us to make investments sooner than would be possible otherwise. In compliance with our conflicts of interest policies, however, we will not invest in any joint ventures with other IREIC-affiliated entities, unless approved by a majority of our board of directors.

Q:	What are the company’s investment objectives?

A:	Our investment objectives generally are:

•	to preserve and protect our stockholders’ investments;

•	to acquire primarily a quality portfolio of “core” retail commercial real estate assets that generate, over time, sufficient cash flow from operations to fund sustainable and predictable distributions to our stockholders; and

•	to realize capital appreciation through the potential sale of our assets or other liquidity events, as described in this prospectus.

We cannot guarantee that we will achieve any of these investment objectives.

Q:	Why should I consider an investment in real estate?

A:	Allocating some portion of your investment portfolio to real estate may diversify and reduce overall risk in your portfolio, hedge against inflation and provide the potential to earn attractive returns. A hedge against inflation is an investment that is considered to provide protection against the decreased value of a currency. Institutional investors like pension funds and endowments have increased the amount allocated to real estate. For example, various pension plans, including the Tallahassee Pension Plan, the Miami Beach (Fla.) Employees’ Retirement System and the New York State Teachers’ Retirement System have announced that they are targeting a real estate allocation ranging from 10% to 15% of their overall investment portfolios. Individual investors may also benefit by adding a real estate component to their investment portfolios. You and your financial advisor should determine whether investing in real estate would benefit your investment portfolio.

Q:	How do I decide if an investment in the Company’s shares is appropriate for me?

A:	An investment in our shares may be appropriate as part of your investment portfolio if:

•	You satisfy the minimum suitability standards described in this prospectus.

•	You seek to receive current income through monthly cash distributions.

•	You seek to preserve your capital and obtain the benefits of potential long-term capital appreciation.

•	You seek to diversify your portfolio by allocating a portion of your portfolio to a long-term investment in an entity that invests in commercial retail real estate.

•	You are able to hold your investment in our shares as a long-term investment due to the absence of a liquid market for our shares.

Q:	What competitive advantages does the company achieve through its relationship with Inland?

A:	We believe our relationship with Inland provides us with many benefits, including:

•	Sponsor Track Record — Inland has more than 40 years of experience in acquiring and managing real estate assets. As of September 30, 2013, Inland had completed 447 programs, comprised of eight public funds, 425 private partnerships, 13 1031 exchange programs and one public REIT. No completed program has paid total distributions less than the total contributed capital to the program. For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets.

•	Experienced Management Team — Inland’s management team has substantial experience in all aspects of acquiring, owning, managing and operating commercial real estate and other real estate assets across diverse types of real estate assets, as well as a broad range of experience in financing real estate assets. As of September 30, 2013, Inland cumulatively owned properties located in 48 states and managed assets with a book value exceeding $20.0 billion.

•	Expertise with Core Real Estate Assets — Each of the REITs previously sponsored by IREIC, including most recently Inland American Real Estate Trust, Inc. (sometimes referred to herein as “Inland American”), Inland Diversified Real Estate Trust, Inc. (sometimes referred to herein as “Inland Diversified”) and Inland Real Estate Income Trust, Inc. (sometimes referred to herein as “IREIT”), own or are acquiring portfolios that contain core real estate assets. For example, as of September 30, 2013, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 121 retail properties representing approximately 17.0 million square feet. As of September 30, 2013, Inland Diversified, which was formed in 2009, owned, directly or indirectly, 135 retail properties totaling 11.6 million square feet. As of the same date, IREIT, which was formed in 2011, owned, directly or indirectly, thirteen retail properties totaling 298,095 square feet. Our management and board, including Mr. Goodwin, Mr. Sabshon, Ms. Lynch, Ms. McGuinness and Ms. Hrtanek, among others, will be able to draw on Inland’s expertise in acquiring and managing a diverse portfolio of properties.

•	Seasoned Acquisition Team — Some combination of IREA, and IREIC and certain of its affiliates will assist us in identifying and acquiring real estate assets. Through IREA, IREIC and other affiliates, Inland has acquired more than 3,000 properties.

•	Strong Industry Relationships — We believe that Inland’s extensive network of industry relationships with the real estate brokerage, development and investor communities will enable us to successfully execute our strategies. We believe these relationships will augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe Inland’s strong relationships with the tenant and leasing brokerage communities will aid in attracting and retaining tenants.

•	Centralized Resources — Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Q:	What is a public, non-listed REIT?

A:	In general, a REIT is an entity that:

•	combines the capital of many investors to, among other things, acquire or invest in commercial real estate;

•	allows individual investors to invest in a real estate portfolio under professional management through the purchase of interests, typically shares;

•	makes a U.S. federal income tax election to be treated as a REIT;

•	makes aggregate annual distributions (other than capital gain dividends) to its stockholders of at least 90% of its annual REIT taxable income (which does not equal net income as calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP), determined without regard to the deduction for dividends paid; and

•	generally avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT generally is not subject to U.S. federal corporate income and excise taxes on that portion of its net income distributed to its stockholders, provided certain U.S. federal income tax requirements are satisfied.

A public, non-listed REIT includes all of the REIT factors listed above. In addition, the shares of a public, non-listed REIT are not listed and traded on a national stock exchange. A public, non-listed REIT, like a listed REIT, files all financial statements and material updates to the program with the Securities and Exchange Commission, sometimes referred to herein as the “SEC,” and all other applicable regulatory authorities.

Q:	How does an investment in shares of your common stock differ from an investment in the shares of a listed REIT?

A:	An investment in shares of our common stock generally differs from an investment in listed REITs, in a few respects, as set forth below.

•	Shares of listed REITs are priced by the trading market, which is influenced generally by numerous factors not all of which are related to the underlying value of the entity’s real estate assets and liabilities. Our board of directors, rather than the “market,” determined the offering price of our shares in its sole discretion. The value of our real estate assets and liabilities will determine the estimated value of our shares once we begin publishing estimates.

•	Listed REITs are typically self-managed, whereas we will, at least during our capital-raising phase, rely on IRPT V Business Manager & Advisor, Inc. (the “Business Manager”) to manage our day to day operations.

•	Unlike the offering of a listed REIT, this offering has been registered in every state in which we are offering and selling shares. As part of the state registration process, known as the “blue sky” registration, we were required to include certain limits in our governing documents. For example, our charter limits the fees we may pay to our Business Manager and its affiliates, limits the aggregate amount we may borrow and requires our independent directors to approve certain actions. These limits cannot be changed except by a vote of the holders of a majority of our common stock. A listed REIT does not typically provide for these restrictions within its charter.

Investors should bear in mind that investing in our shares differs from investing in listed REITs in significant ways. An investment in our shares has limited liquidity and our repurchase program may be limited, modified, suspended or terminated. In contrast, an investment in a listed REIT is a liquid investment, as shares can be sold on an exchange at any time. Investing in our shares also differs from investing directly in real estate, including the expenses related to this offering and other fees and expenses that we may pay.

Q:	How will the company identify investments and make decisions on whether to acquire properties?

A:	Our Business Manager will have the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions.

Our Business Manager will work with IREIC and IREA to identify potential investments and will evaluate all elements of a proposed investment, including: geographic location and property type; creditworthiness of the tenants or potential tenants; condition and use of the assets; historical performance; current and projected cash flow; potential for capital appreciation; potential for economic growth in the area where the assets are located; presence of existing and potential competition; prospects for liquidity through sale, financing or refinancing of the properties; and tax considerations. Because the factors considered, including the specific weight we place on each factor, vary for each potential investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

Q:	How will you determine whether tenants have the appropriate creditworthiness?

A:	To the extent available, we intend to use industry credit rating services to determine the creditworthiness of potential tenants and any personal or corporate guarantor. We will review the reports produced by these services together with relevant financial data and other available information about the tenant, such as income statements, balance sheets, net worth, cash flow, business plans and other information our Business Manager may deem relevant, before consummating a lease transaction. In addition, if we are seeking to obtain a guarantee of a lease by the corporate parent of the tenant, our Business Manager will analyze the creditworthiness of the guarantor. In many instances, especially in sale-leaseback situations, where we are acquiring a property and simultaneously leasing it back to the seller under a long-term lease, we also will meet with the seller’s management to discuss the seller’s business plan and strategy.

Q:	What are your potential strategies for providing stockholders with a liquidity event?

A:	A liquidity event could take many forms. For example, our board may decide to:

•	list our shares, or the shares of one of our subsidiaries, on a national securities exchange;

•	sell our assets, including seeking stockholder approval if the action would constitute the sale of all or substantially all of our assets, or sell certain subsidiaries or joint venture interests, any of which could result in a distribution to our stockholders of the net proceeds; or

•	enter into a merger or other business combination, which results in our stockholders receiving cash or shares of another entity.

Q:	Have you set a finite date for a liquidity event?

A:	Our board will continually evaluate the timing and form of a liquidity event, although we do not expect this to occur until after we have completed raising capital under this or any subsequent primary offering and invested substantially all of the net proceeds thereof. The timing of any liquidity event will be influenced by many factors, including market conditions and the performance of our real estate portfolio. We are not required to liquidate our assets and engage in any other type of liquidity event, so you should be prepared to hold your shares as a long term investment.

Q:	Will the company consider becoming self-managed by internalizing the services performed by the Business Manager in the future?

A:	Yes, we may become self-managed by internalizing the functions performed for us by our Business Manager (referred to herein as being “self-managed” or “self-management”). There are many ways of doing so. For example, we could simply terminate the Business Manager and hire all new, outside employees unaffiliated with our Business Manager. Alternatively, we may take advantage of certain provisions contained in our business management agreement. These provisions are designed to allow us to transition from an externally managed entity to an internally managed entity, without having to pay a fee. Specifically, we will have the right to hire certain of the persons employed by the Business Manager or its affiliates and performing services for us on behalf of the Business Manager, and the ability to transition the services performed by certain affiliates of the Business Manager, sometimes referred to herein as the “service providers.” These entities currently provide various services and licenses to us, all of which are needed to operate our business.

Q:	Will the company pay to acquire the Business Manager in connection with becoming self-managed?

A:

No. We will not pay any fee to acquire our Business Manager, but we will continue to pay and reimburse the Business Manager in the ordinary course under the terms of the existing business management agreement during the transition to becoming self-managed. In addition, we will reimburse expenses incurred by our Business Manager in connection with becoming self-managed, and we may incur costs that are incidental to the transaction, such as the cost of purchasing certain tangible assets, like office equipment or computer hardware, from the Business Manager. Once we complete the transition, the business management agreement will terminate, and the Business Manager will neither be entitled to receive any additional management or acquisition fees nor be entitled to the reimbursement of any expenses that it would have been entitled to had the agreement not been terminated. The Business Manager and its affiliates, will, however, continue to be entitled to receive payments in respect of its or their interest in the operating partnership in accordance with the terms of the partnership agreement of the operating partnership or fees which are prorated based on the length of time the Business Manager was engaged. We will also be required to reimburse the expenses of the service providers pursuant to any service agreements assigned to us with our approval.

Our board could choose to cause us to become self-managed by having us hire all new, outside executives and other employees or by entering into an arrangement with a third party, such as a merger, which would result in us having our own management team. The terms of that transaction, including the amount of any consideration or compensation to be paid by us, would be negotiated by our board of directors, or a committee thereof. Further, if we seek to internalize the functions performed for us by the Real Estate Managers, the transaction will be separately negotiated by our independent directors, or a committee thereof, and will not be covered by the procedures described above.

Q:	If I buy shares, will I receive distributions and, if so, how often?

A:	We intend to pay regular monthly cash distributions to our stockholders. The actual amount and timing of distributions will be determined by our board of directors, in its discretion, based on its analysis of our actual and expected earnings, cash flow, capital expenditures and investments, as well as general financial conditions. We may pay distributions from sources other than cash flow from operations, including borrowings and net offering proceeds, and we have not limited our use of any of these other sources. Actual cash available for distribution may vary substantially from estimates made by our board. As a result, our distribution rate and payment frequency may vary from time to time. To maintain our qualification as a REIT, we are required to make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid. We anticipate that we will begin declaring distributions no later than 60 days after we have sold enough shares to satisfy the minimum offering condition. The per share amount of distributions on Class A and C Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class C Shares will likely be lower than Class A Shares because Class C Shares are subject to ongoing distribution and stockholder servicing fees.

Q:	Will distributions I receive be taxable?

A:	Yes, for U.S. federal income tax purposes, any distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, generally will be considered ordinary income to the extent that the distributions are paid out of our current and accumulated earnings and profits (excluding distributions of amounts either attributable to income subject to corporate-level taxation or designated as a capital gain dividend). However, because certain deductible items, such as depreciation expense, for example, reduce taxable income but do not reduce cash available for distribution, we expect a portion of your distributions might exceed our current and accumulated earnings and profits and be considered a return of capital for U.S. federal income tax purposes up to the amount of your tax basis in your shares (and any excess over your tax basis in your shares will result in capital gain). The amount of distributions considered a return of capital for U.S. federal income tax purposes will not be subject to tax immediately but will instead reduce the tax basis of your investment, generally deferring any tax on that portion of the distribution until you sell your shares or we liquidate. Because each investor’s tax implications are different, you are encouraged to consult with your tax advisor. The Form 1099-DIV described below will report to you, each year, the portion of your distribution that is considered ordinary income and the portion that is considered a return of capital for tax purposes.

Q:	Are the distributions paid by a REIT taxed differently than distributions paid by a typical corporation?

A:	Yes. Generally, the taxable portion, if any, of distributions paid by a REIT are taxed at a higher rate than the taxable portion of distributions paid by the typical corporation known as a “C Corporation.” In general, taxable distributions paid by a C Corporation are taxed at a maximum U.S. federal income tax rate of 20%. Taxable distributions paid by a REIT (not designated as capital gain dividends or qualified dividend income), however, are taxed at the maximum ordinary U.S. federal income tax rate, which could be as high as 39.6%. Further, if the 3.8% Medicare surtax on dividends is added to the income tax that certain states impose, your highest marginal income tax rate for taxable REIT distributions could be over 50%.

Q:	Can anything be done to defer or reduce the amount of taxes imposed on distributions paid by a REIT?

A:	Yes. A distribution paid by a REIT or a C Corporation is taxable to the extent of the entity’s “current and accumulated earnings and profits,” as calculated for U.S. federal income tax purposes. Thus, anything that reduces earnings and profits below the amount of our distributions reduces or eliminates the tax on the distributions. For example, an entity’s earnings and profits are decreased by expenses incurred by the entity including non-cash expenses such as depreciation. These non-cash expenses reduce the amount of an entity’s earnings and profits but do not reduce the cash generated by the entity.

Q:	What influences the amount of depreciation expense that an entity incurs?

A:	Depreciation is an expense recognized by an entity for both financial reporting and U.S. federal income tax purposes designed to reflect the cost associated with the use of the entity’s assets during any given period. Methods of computing depreciation and the periods over which assets are depreciated may vary between asset types and by entity. Further, there are several methods of computing depreciation such as straight line or accelerated cost recovery.

Q:	What is “cost segregation” and how can it reduce the amount of our distributions that are taxable to our stockholders?

A:	We intend to use a valuation analysis known as “cost segregation.” Cost segregation is an analysis of the values of the components of a company’s real estate assets. This valuation process may increase asset depreciation deductions for U.S. federal income tax purposes in the earlier years after acquisition of an asset. Using this valuation approach, purchasers of real estate view an acquisition as consisting not only of land and buildings but also tangible personal property and land improvements. The premise behind cost segregation is that some real estate components and personal property have a shorter life than the shell of a building and thus should be depreciated over a shorter time. This increases our depreciation expense in the earlier years after acquisition of an asset which, all things equal, will reduce our U.S. federal taxable income and our earnings and profits in the early years.

The use of cost segregation studies also may reduce the amount of our distributions that are taxable to our stockholders during the initial years after purchase of the particular asset. Accordingly, our stockholders may be able to defer paying taxes to a later period and, under certain circumstances, may pay these taxes at a reduced rate. The use of cost segregation studies will not impact depreciation expense reported for financial reporting purposes under GAAP.

Q:	Will cost segregation be used for each asset owned by the REIT?

A:

Not necessarily. A cost segregation study may be performed on an asset-by-asset basis and does not need to be performed on every asset. The study can be prepared after an asset is purchased and may, in conjunction with provisions of the Code, allow an entity to “catch up” any previously under-reported depreciation. This approach will allow us to use cost segregation to the extent that it would benefit us and our stockholders without requiring us to incur the expense of performing cost segregation studies on all assets if not necessary.

Q:	Does depreciation expense reduce cash flow?

A:	No, depreciation is a non-cash expense and does not reduce the cash generated by property operations.

Q:	Does using accelerated depreciation methods and cost segregation studies impact the amount of distributions we may pay?

A:	No, the increase in depreciation expense during the initial years after purchase of an asset that may result from accelerated depreciation and cost segregation studies will not impact the amount of cash available for distribution.

Q:	How does depreciation expense impact the amount of U.S. federal income taxes that a stockholder may pay?

A:	As noted above, depreciation expense will reduce our earnings and profits. If our earnings and profits are reduced below the amount of our distributions, the amount of the applicable distributions that may be taxable for U.S. federal income tax purposes generally will be reduced. Additionally, depreciation expenses will reduce the adjusted tax basis of an asset, which may increase the gain recognized upon disposition. The use of cost segregation studies generally will increase our depreciation expense for U.S. federal income tax purposes and reduce the amount of our distributions that are taxable to our stockholders during the initial years after purchase of the particular asset.

Q:	What is the impact of being an “emerging growth company”?

A:	We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt out of the extended transition period for complying with new or revised accounting standards available to emerging growth companies. In addition, we cannot assure you that we will be able to take advantage of the other benefits of the JOBS Act. So long as we are externally managed by our Business Manager and we do not directly compensate our executive officers, or reimburse our Business Manager or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our Business Manager, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek stockholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

Q:	How will you structure the ownership and operation of your assets?

A:	We plan to own substantially all of our assets through the operating partnership. We are the sole general partner and a limited partner of the operating partnership. Inland Retail Properties Trust V Special Limited Partner, LLC, (the “special limited partner”), a wholly owned subsidiary of our sponsor, owns a special limited partner interest in the operating partnership. In addition, each year our Business Manager may receive Class M-1 Units or Class M-2 Units in the operating partnership in respect of its subordinated management performance interest. See “Summary of our Operating Partnership Agreement — Class M-1 Units and Class M-2 Units.” The operating partnership is referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognizing a gain for U.S. federal income tax purposes.

Q:	Do you currently have any shares outstanding?

A:	Yes. We have sold 8,000 shares of our common stock to IREIC, our sponsor, for an aggregate purchase price of $200,000 or $25.00 per share. We did not pay any selling commissions or dealer manager fees in connection with the sale. These 8,000 shares will be converted into Class A Shares upon the filing of our Articles of Amendment and Restatement. IREIC or its affiliates may not sell this initial investment while IREIC is our sponsor but it may transfer the shares to other affiliates.

Q:	What kind of offering is this?

A:	We are offering a minimum of $2.0 million in shares and a maximum of $250 million in shares, in any combination of Class A Shares and Class C Shares, on a “reasonable best efforts” basis. Prior to the time we sell at least $2.0 million in shares, subscription payments will be placed in an escrow account with our escrow agent, UMB Bank, N.A. If we are not able to sell at least 2.0 million in shares by [ ], 2015, which is one year from the original effective date of this prospectus, we will terminate this offering and all funds in the escrow account, including any interest earned on the funds, will be returned to subscribers within ten business days following the termination date. Common stock purchased by any of our Sponsor, officers, directors or affiliates, or by our dealer manager or any soliciting dealer, will be included for purposes of determining whether the minimum of $2.0 million of shares of common stock required to release funds from the escrow account has been sold.

We also are offering up to $50 million in shares at a purchase price of $23.75 per Class A Share and $22.38 per Class C Share to stockholders who elect to participate in our distribution reinvestment plan. We reserve the right to reallocate the shares offered between our primary offering and the distribution reinvestment plan.

If you choose to purchase shares in this offering, you will need to fill out a subscription agreement, forms of which are included in this prospectus as Appendix C-1, and pay for the shares at the time you subscribe. If you decide to purchase shares, our escrow agent will hold your funds in escrow, along with those of other subscribers, until we accept your subscription. Generally, we accept or reject subscriptions within ten days of receipt.

Q:	Why are we offering two classes of our common stock and what are the similarities and differences between the classes?

A:	We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in us. Investors can choose to purchase shares of either class of common stock in the offering. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval. The differences between each class relate to the stockholder fees and selling commissions payable in respect of each class. The following summarizes the differences in fees and selling commissions between the classes of our common stock.

	Class A Shares		Class C Shares
Initial Offering Price	$25.00		$23.56
Selling Commissions (per share price)	$1.75	(2)	$0.35	(3)
Dealer Manager Fee (per share price)	$0.75	(4)	$0.71	(5)
Distribution and Stockholder Servicing Fee	—		1.0	%(6)
Initial Repurchase Price (per share)(1)	$23.75		$22.38

(1)	The shares must be held for at least one year from the date of issuance in order to be eligible for repurchase. The initial repurchase price for each of the Class A and Class C Shares reflects a price of approximately 95% of the initial public offering prices of $25.00 and $23.56, respectively. All repurchases are subject to the significant conditions and limitations in our repurchases program and the discretion of our board of directors to change, suspend or terminate the repurchase program for any reason after giving you 30-days advance notice. See “Distribution Reinvestment Plan and Share Repurchase Program — Share Repurchase Program (Class A and Class C Shares)” for additional information on our repurchase program.
(2)	7.0% of the price per share.
(3)	Approximately 1.5% of the price per share.
(4)	3.0% of the price per share.
(5)	Approximately 3.0% of the price per share.
(6)	We will cease paying the distribution and stockholder servicing fee with respect to the Class C shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan with gross proceeds being measured at completion of the offering), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee. We cannot predict if or when this will occur.

Class A Shares

•	Subject to the 10% limit on underwriting compensation, Class A Shares have a higher front-end selling commission, which is a one-time fee charged at the time of purchase of the shares, than charged on the Class C Shares. There are ways to reduce these charges. See “Plan of Distribution — Volume Discounts” for additional information.

•	No annual distribution or stockholder servicing fees.

Class C Shares

•	Lower front-end selling commission than Class A Shares.

•	Subject to the 10% limit on underwriting compensation, Class C Shares purchased in the primary offering pay distribution and stockholder servicing fees at an annual rate of 1.0% of the estimated value per share of the Class C Shares (which will be deemed to be $23.56 during the period before we begin reporting estimated values per share), payable on a quarterly basis.

•	Distributions on Class C Shares will likely be lower than Class A Shares because Class C Shares are subject to ongoing distribution and stockholder servicing fees.

In addition, as a result of the allocation of the distribution and stockholder servicing fee to the Class C Shares, each share class could have a different estimated value per share if distributions are not adjusted to take account of the fee. If the estimated value per share of our classes are different, then changes to our assets and liabilities that are allocable based on estimated value per share may also be different for each class. See “Description of Securities — Distribution Policy” for more information.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A Shares and Class C Shares proportionately to the respective estimated value per share for each class until the estimated value per share for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of the aggregate assets available for distribution as the number of outstanding shares of the class held by such holder bears to the total number of outstanding shares of such class then outstanding. For purposes of calculating the estimated value per share and until we complete the primary offering, or any follow-on offering, we intend to use the most recent price paid to acquire a share in the primary offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as the estimated per share value of our shares.

Inland Securities or any of its or our directors, officers, employees or affiliates or any directors, officers and employees of its affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), may purchase Class A Shares net of sales commissions and the dealer manager fee for $22.50 per Class A Share.

Q:	How should I determine which class of common stock to invest in?

A:	When selecting between our Class A and Class C Shares, you should consider whether you would prefer an investment with higher upfront commissions and likely higher current distributions (Class A Shares) versus an investment with lower upfront commissions but likely lower current distributions due to ongoing distribution and stockholder servicing fees (Class C Shares). In addition, for the same investment amount, you will receive more Class C Shares than you would if you purchased Class A Shares, due to the differences in the purchase prices of the Class A and Class C Shares. Furthermore, you should consider whether you qualify for any volume discounts if you choose to purchase Class A Shares. Please review the more detailed description of our classes of shares in the section entitled “Description of Securities” in this prospectus, and consult with your financial advisor before making your investment decision.

Q:	What is the significance of the “blind pool” offering?

A:	Traditionally, public real estate programs acquire interests in various real estate properties. The properties in which these public programs intend to invest are not always known prior to commencing the offering. A real estate program is commonly referred to as a “blind pool” program when a significant number of the properties that the real estate program intends to acquire are not yet identified. During this blind pool offering, we will identify acquisition opportunities during and possibly after our public offering has closed. Pending investment in real estate assets, we expect to invest the net offering proceeds in short-term government securities or other liquid instruments.

We believe that the blind pool offering format offers us a greater degree of flexibility than a specified asset program because we are more likely to have funds available before identifying specific assets for acquisition. Otherwise, IREIC would need to begin the SEC registration process only after identifying the assets we may acquire. Under this scenario, we believe we would operate at a significant competitive disadvantage as compared to entities that may have currently available sources of financing. In addition, because we do not own, and have not owned, any real estate properties, you do not need to be concerned about possible “legacy issues” related to assets acquired before the commencement of this offering.

Because we have not yet identified the properties we may acquire, however, investors will not be able to fully assess how we will use the net proceeds of this offering. Therefore, we provide you with “prior performance” or a “track record” of information of other programs sponsored by IREIC. Please note however, that the prior performance of IREIC’s other programs does not indicate, and should not be relied upon as to, how we may perform in the future.

Q:	How long will the offering last?

A:	This offering will end no later than [ ], 2016 unless extended. Our board may terminate this offering at any time and may extend the primary offering for an additional year. If we extend the offering for another year and file another registration statement during the one-year extension in order to sell additional shares, we could continue to sell shares in this offering until the earlier of 180 days after the third anniversary of commencing this offering or the effective date of the subsequent registration statement. If we decide to extend the primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. If we file a subsequent registration statement, we could continue offering shares with the same or different terms and conditions. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our stock.

The offering must be registered in every state in which we offer or sell shares. Generally, these registrations are for a period of one year. Thus, we may have to stop offering and selling in any state in which the registration is not renewed annually.

Q:	Will I receive a stock certificate?

A:	No, unless expressly authorized by our board of directors. In this offering, we anticipate that all common stock will be issued only in book entry form. The use of book entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs.

Q:	Will fractional shares be issued?

A:	Yes, we may issue fractional shares of common stock in this offering.

Q:	Is there any minimum required investment?

A:	Yes. Individuals must initially invest at least $3,000 and tax-exempt entities must initially invest at least $1,000, in any combination of Class A Shares and Class C Shares. The minimum amount of any subsequent investments, other than investments through our distribution reinvestment plan, is $100.

Q:	Can I change my mind after I subscribe for shares, and withdraw my money?

A:	Prior to the time we sell at least $2.0 million in shares, you may rescind your subscription. If you choose to rescind your subscription, all subscription payments held in escrow for your benefit will be returned to you by the escrow agent within ten business days of being notified by us of your election to rescind. You generally will not be able to rescind your subscription after we sell at least $2.0 million in shares.

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment, including:

•	regular correspondence to stockholders;

•	supplements to this prospectus, during the course of the primary offering;

•	an annual report; and

•	three quarterly financial reports.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary: U.S. mail or other courier; facsimile; electronic delivery; or posting on our web site at www.InlandretailtrustV.com.

We expect to provide a per share estimated value of our shares that is not based on the gross offering price of a share in this primary offering beginning with the filing of our second regular quarterly or, if applicable, annual report (e.g., our reports on Form 10-Q or 10-K) following the termination of the primary offering, and annually thereafter. Our primary offering will end no later than [                    ], 2016, unless extended for an additional year. Until that time, we will use the gross offering price of a share in our primary offering as the per share estimated value thereof.

Three other IREIC-sponsored REITs, Inland Diversified, Inland American and Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.), which we refer to herein as RPAI, have reported per share estimated values. Inland Diversified announced its most recent estimated per share value of its common stock, equal to $10.70, on February 21, 2014. Inland American announced its most recent estimated per share value of its common stock, equal to $6.94, on December 27, 2013. RPAI’s board of directors announced the estimated per share value of its common stock, equal to $6.95, on June 14, 2011. On March 20, 2012, RPAI subsequently effectuated a ten-to-one reverse stock split of its existing common stock. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. On March 17, 2014, the closing price of the RPAI Class A Common Stock on the NYSE was $13.88 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.55 per share). See “Prior Performance of IREIC Affiliates — Publicly Registered REITs” for more information about Inland American and RPAI.

Q:	How will the company estimate the per share value of the classes of its shares of common stock in the future?

A:	To determine the per share estimated value of the two classes of our shares, we will engage an independent valuation expert to value our real estate assets and related liabilities. Our board of directors will periodically receive and review information about the valuation of our assets and liabilities as it deems necessary. The conclusions reached by our independent valuation expert are not based on the gross offering price of shares sold in our primary offering, but will, however, be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct, as well as a number of caveats and conditions. Further, neither the gross offering price nor any future estimated value is likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.

Following the calculation of the estimated value per share of each class of our common stock as described above, the estimated value for each class will be adjusted for accrued dividends or distributions and, in the case of the Class C Shares, the distribution and stockholder servicing fee, to determine the estimated value per share.

Class C Shares purchased in our distribution reinvestment plan will not be subject to the distribution and stockholder servicing fee. Selling commissions and the dealer manager fee, which are paid by purchasers of shares in the primary offering at the time of purchase, will have no effect on the estimated value of any class.

Q:	Are there any risks involved in buying our shares?

A:	Investing in our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. Some of the more significant risks relating to this offering and an investment in our shares include:

•	No public market currently exists, and one may never exist, for our shares. Although our board intends to continually evaluate the time and form of a liquidity event or events for our stockholders, there is no assurance that our board will in fact pursue any particular type of event or the timing thereof;

•	The offering prices of our shares are not based on our book value or the net asset value of our current or expected investments, or our current or expected cash flow. The offering prices may be greater than the per share “estimated values” that we publish in the future, or the proceeds you would receive upon our liquidation or upon the sale of your shares;

•	Investors who purchase shares of our common stock in this offering will incur immediate dilution;

•	There is no assurance that we will be able to achieve our investment objectives;

•	Because this is a “blind pool” offering, you will not have the opportunity to evaluate all investments before we make them. The number and value of real estate assets we acquire will depend initially on the net proceeds raised in this offering;

•	We may pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period, determined in accordance with GAAP. As used herein, “GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time or any other accounting basis mandated by the SEC. As a result, we may pay distributions from sources other than cash flows from operations. Specifically, some or all of our distributions for any period in which our cash flow from operations is not sufficient may be paid from cash flow from operations from prior periods that was not distributed or otherwise used for other purposes, referred to herein as “retained cash flow,” from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions;

•	If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions;

•	We are subject to the risks associated with the significant dislocations and liquidity disruptions that occur in the global credit markets;

•	Our share repurchase program is subject to numerous restrictions, may be amended, suspended or terminated by our board of directors at any time and should not be relied upon as a means of liquidity;

•	We do not have any employees and will rely entirely on our Business Manager and Real Estate Managers to manage our business and assets;

•	We may borrow up to 300% of our net assets, equivalent to 75% of the cost of our assets, and principal and interest payments on our borrowings will reduce the funds available for other purposes, including distribution to our stockholders;

•	Our charter limits any person from owning or controlling more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board of directors;

•	If we seek to become self-managed by internalizing our management functions, we may be unable to retain key personnel. In addition, if we seek to become self-managed other than as provided for under our business management agreement, we could incur greater costs and lose key personnel; and

•	We may fail to qualify as a REIT, and thus be required to pay entity-level taxes.

Q:	When will I get my tax information?

A:	We expect to mail a U.S. Internal Revenue Service, or IRS, Form 1099-DIV with your tax information by January 31st of each year.

Q:	Who can help answer questions?

A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your financial advisor or our dealer manager:

Inland Securities Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

Attention: Ms. Roberta S. Matlin

PROSPECTUS SUMMARY

This summary highlights the material information contained elsewhere in this prospectus. Because this is a summary, it does not contain all information that may be important to you. You should read this entire prospectus and its appendices carefully before you decide to invest in shares of our common stock.

Inland Retail Properties Trust V, Inc.

We are a Maryland corporation formed to acquire primarily a diversified portfolio of “core” retail commercial real estate located throughout the United States. Based on existing market conditions and trends, we intend to acquire retail related properties comprised primarily of grocery anchored and other neighborhood centers and power, regional and super regional centers. We may also acquire lifestyle centers and single-tenant, net-leased retail properties. We will focus primarily on “core” retail properties, which are those properties that typically satisfy some, but not necessarily all, of the following criteria:

•	properties located within major regional markets or accelerating secondary markets;

•	properties with above-market occupancy rates, with leases that provide for market rental rates and that have staggered maturity dates; and

•	properties that have anchor tenants with strong credit ratings.

Core commercial real estate properties also typically generate predictable, steady cash flow and have a lower risk profile than non-core commercial real estate properties. In addition to acquiring different types of rental properties, we also intend to diversify our portfolio by acquiring properties located in different geographical regions of the country as well as by diversifying by tenant mix and lease expiration schedule.

In all cases, we may purchase existing or newly-constructed properties as well as properties that are under development or construction, including those where development has not commenced. In addition, in all cases, we may acquire properties directly, by purchasing the property, also known as a “fee interest,” or through joint ventures, including joint ventures in which we do not own a controlling interest. We also may invest in real estate-related equity securities of both publicly traded and private real estate companies, as well as commercial mortgage-backed securities.

We intend to elect to be taxed as a REIT commencing with the tax year ending December 31, 2014 or our first year of material operations. Our office is located at 2901 Butterfield Road, Oak Brook, Illinois 60523. Our toll-free telephone number is 800-826-8228 and our website address is www.InlandretailtrustV.com.

Our Management

We operate under the direction of our board of directors, the members of which owe to us and our stockholders fiduciary duties. Our board, including a majority of our independent directors, must approve certain actions set forth in our charter. We have five members on our board of directors, three of whom are independent of IREIC and its affiliates. These independent directors are responsible for reviewing the performance of our Business Manager and Real Estate Managers, as described below. All of our directors will be elected annually by our stockholders.

We are externally managed and advised by IRPT V Business Manager & Advisor, Inc., our Business Manager, a wholly owned subsidiary of Inland Real Estate Investment Corporation, or IREIC, our Sponsor. The Business Manager also owes fiduciary duties to our stockholders. Various other affiliates of the Business Manager and IREIC will be involved in our operations, and we will rely upon the executive officers of our Business Manager and the executive officers and employees of other IREIC-affiliated entities to manage our day-to-day affairs and to identify and acquire property and make other investments on our behalf. Inland Real Estate Services LLC and Inland Real Estate Services II LLC, which we together refer to herein as our “Real Estate Managers,” will manage our properties and IREA, an indirect wholly owned subsidiary of The Inland Group, Inc., along with IREIC, will assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring properties on our behalf.

Terms of the Offering

We are offering a maximum of $250 million of common stock, in any combination of Class A Shares and Class C Shares, on a “reasonable best efforts” basis known as the “primary offering.” A “reasonable best efforts” offering is one in which the securities dealers participating in the offering are only required to use their good faith efforts and reasonable diligence to sell the shares, and have no firm commitment or obligation to purchase any of the shares. No specified number of securities is, therefore, guaranteed to be sold and no specified amount of money is guaranteed to be raised in this offering. The offering price of our shares was determined by our board of directors in its sole discretion. In determining the offering price, the board specifically considered the offering price of other REITs organized by IREIC, the range of offering prices of other REITs that do not have a public trading market and the recommendation of our dealer manager. The offering price is not based on the book value or net asset value of our current or expected investments, or our current or expected cash flow. See “Risk Factors — Risks Related to the Offering” for additional discussion regarding a “reasonable best efforts” offering and the offering price of our shares.

We also are offering up to $50 million of common stock, in any combination of Class A Shares and Class C Shares, to be sold to stockholders who participate in our distribution reinvestment plan. You may participate in the plan by reinvesting distributions in additional shares of our common stock at a purchase price per share initially equal to $23.75 per Class A Share and $22.38 per Class C Share. Distributions may be fully reinvested. If you participate, you will be taxed on income attributable to the reinvested distributions based on the fair market value of shares of our common stock received in lieu of a cash distribution. Thus, you would have to rely solely on sources other than distributions from us to pay taxes on the distributions. As a result, you may have a tax liability without receiving cash distributions to pay the tax liability. Our board may amend, suspend or terminate the plan, including increasing or decreasing the per share purchase price, in its sole discretion, upon ten days prior written notice to participants.

We reserve the right to reallocate the shares offered between our primary offering and the distribution reinvestment plan.

Our REIT Status

Once we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the portion of our taxable income or capital gain that we distribute to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they make aggregate annual distributions (other than capital gain dividends) to their stockholders of at least 90% of their annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid. If we fail to qualify for taxation as a REIT in any year, without the benefit of certain relief provisions, our income for that year will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four years following the year of our failure to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income, property or net worth and to U.S. federal income and excise taxes on our undistributed income. For additional discussion regarding REITs and REIT qualification, see “Material U.S. Federal Income Tax Consequences.”

Summary Risk Factors

An investment in our shares involves significant risks. If we are unable to effectively manage these risks, we may not meet our investment objectives and you may lose some or all of your investment.

See “Risk Factors” beginning on page 38. The following is a summary of the material risks that we believe are most relevant to an investment in shares of our common stock, and should be read together with “— Summary Conflicts of Interest” set forth below.

•	No public market currently exists, and one may never exist, for our shares. Although our board intends to continually evaluate the time and form of a liquidity event or events for our stockholders, there is no assurance that our board will in fact pursue any particular type of event or the timing thereof.

•	The offering prices of our shares are not based on our book value or the net asset value of our current or expected investments, or our current or expected cash flow. The offering prices may be greater than the per share “estimated values” that we publish in the future, or the proceeds you would receive upon our liquidation or upon the sale of your shares.

•	Investors who purchase shares of our common stock in this offering will incur immediate dilution.

•	There is no assurance that we will be able to achieve our investment objectives.

•	Because this is a “blind pool” offering, you will not have the opportunity to evaluate all investments before we make them. The number and value of real estate assets we acquire will depend initially on the net proceeds raised in this offering.

•	We may pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period, determined in accordance with GAAP. As used herein, “GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time or any other accounting basis mandated by the SEC. As a result, we may pay distributions from sources other than cash flows from operations. Specifically, some or all of our distributions for any period in which our cash flow from operations is not sufficient may be paid from cash flow from operations from prior periods that was not distributed or otherwise used for other purposes, referred to herein as “retained cash flow,” from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

•	If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

•	We are subject to the risks associated with the significant dislocations and liquidity disruptions that occur in the global credit markets.

•	Our share repurchase program is subject to numerous restrictions, may be amended, suspended or terminated by our board of directors at any time and should not be relied upon as a means of liquidity.

•	We do not have any employees and will rely entirely on our Business Manager and Real Estate Managers to manage our business and assets.

•	We may borrow up to 300% of our net assets, equivalent to 75% of the cost of our assets, and principal and interest payments on our borrowings will reduce the funds available for other purposes, including distribution to our stockholders.

•	Our charter limits any person from owning or controlling more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board of directors.

•	If we seek to become self-managed by internalizing our management functions, we may be unable to retain key personnel. In addition, if we seek to become self-managed other than as provided for under our business management agreement, we could incur greater costs and lose key personnel.

•	We may fail to qualify as a REIT, and thus be required to pay entity-level taxes.

Summary Conflicts of Interest

During the ten year period ended September 30, 2013, IREIC sponsored four other REITs, IREIT, Inland Diversified, Inland American and RPAI, sponsored Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or IPCC, and sponsored, in the aggregate, 120 real estate exchange private placement limited partnerships and limited liability companies. Three of the REITs, Inland American, Inland Diversified and IREIT, are presently managed by affiliates of our Business Manager. RPAI and a fifth IREIC-sponsored REIT, Inland Real Estate Corporation, or IRC, which was organized prior to the ten year period ended September 30, 2013, are self-managed and neither IREIC nor its affiliates have responsibility for the day-to-day operations. IREIC and its affiliates own significant investments in RPAI and IRC, primarily through shares acquired in the respective self-management transactions by these entities.

The following is a summary of other conflicts of interest that we believe are most relevant to an investment in shares of our common stock.

•	Certain persons performing services for our Business Manager and Real Estate Managers are employees of IREIC or its affiliates, and may also perform services for its affiliates and other programs sponsored by IREIC. These individuals will face competing demands for their time and services and may have conflicts in allocating their time between our business and assets and the business and assets of these other entities. IREIC also may face a conflict of interest in allocating personnel and resources among these entities.

•	We do not have arm’s length agreements with our Business Manager, Real Estate Managers or any other affiliates of IREIC, and will pay fees to these entities that may be significant. In some cases, these fees will be based on the aggregate book value, including acquired intangibles, of our invested assets and the contract purchase price of our assets. This may result in our Business Manager recommending investments, or other actions, in an effort to increase these fees. For example, our compensation arrangements may provide an incentive for our Business Manager to, among other things, borrow more money than prudent to increase the amount we can invest or retain instead of sell assets, even if our stockholders may be better served by sale or other disposition of the asset. Further, the fact that we will pay the Business Manager an acquisition fee based on the contract purchase price of an asset may cause our Business Manager to negotiate a higher price for an asset than we otherwise would, or to purchase assets that may not otherwise be in our best interests.

•	There is no assurance that we will be able to hire and retain key personnel if we become self-managed.

•

We will rely on Inland Real Estate Acquisitions, Inc., or IREA, IREIC and other affiliates of IREIC to identify suitable investment opportunities for us. The process by which investment opportunities will be allocated among us and other public or private programs sponsored by IREIC or IPCC is based on contractual rights of first refusal held by certain of these other programs. Our right to acquire properties identified by IREA will be subject to the exercise of any prior rights vested in these entities. We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring. See “— Allocation of Investment Opportunities” below for additional discussion regarding the rights vested in other IREIC-sponsored entities.

•	Certain IREIC- or IPCC-sponsored programs own and manage the type of properties that we intend to own, including in the same geographical areas. Therefore, our properties may compete for tenants with other properties owned and managed by other IREIC- or IPCC-sponsored programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by IREIC- or IPCC-sponsored programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants. In addition, a conflict could arise in connection with the resale of properties in the event that we and another IREIC- or IPCC-sponsored program were to attempt to sell similar properties at the same time.

•	Inland Securities, our dealer manager, is an affiliate of IREIC. You will not have the benefit of an independent dealer manager reviewing this offering.

Policies and Procedures with Respect to Related Party Transactions

We have adopted a conflicts of interest policy, which prohibits us, without the approval of our independent directors, from engaging in the following types of transactions with IREIC-affiliated entities:

•	purchasing properties from, or selling properties to, any IREIC-affiliated entities (excluding circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

•	making loans to, or borrowing money from, any IREIC-affiliated entities (excluding expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

•	investing in joint ventures with any IREIC-affiliated entities.

Likewise, our agreements or relationships between us and IREIC and its affiliates, including, for example, agreements that we intend to enter into with the Business Manager, Real Estate Managers and Inland Securities must also be approved by our independent directors prior to our entry into those agreements.

Allocation of Investment Opportunities

We will rely on IREA, IREIC and other affiliates of IREIC to identify suitable investment opportunities for us. The process by which investment opportunities will be allocated among us and other public or private programs sponsored by IREIC or IPCC is based on contractual rights of first refusal held by certain of these other programs. Currently, IREA has granted Inland Diversified a right of first refusal to acquire all real estate assets that it identifies for acquisition, other than real estate operating companies. IREA will present an investment opportunity to us only if, and after, Inland Diversified, has passed on the opportunity. Our right to acquire properties identified by IREA therefore will be subject to the exercise of any prior rights vested in Inland Diversified.

Organizational Structure

The following chart depicts our organizational structure:

*	At inception of the offering.
(1)	The investors in this offering will own registered shares of common stock in us.
(2)	Our sponsor is directly or indirectly controlled by Daniel L. Goodwin.
(3)	Each property to be held in a special purpose LLC or LP wholly-owned by the Company or the operating partnership.
(4)	The special limited partner is entitled to receive the subordinated incentive participation if our performance satisfies the hurdles.
(5)	The special limited partner is 100% owned by our sponsor.
(6)	Our Business Manager may also receive Class M-1 Units or Class M-2 Units in the operating partnership in respect of its subordinated management performance interest.

We expect to acquire 1,000 shares of common stock, for $1,000, in The Inland Real Estate Group of Companies, Inc., a marketing entity whose primary function is to promote the business interests of its individual stockholder members, including other programs previously sponsored by IREIC. The Inland Real Estate Group of Companies coordinates, among other things, group materials as well as identifying and monitoring legislation that may impact us and our stockholders.

Compensation Payable To Affiliates of IREIC

We will pay fees to affiliates of IREIC, including Inland Securities, our Business Manager and our Real Estate Managers and their respective affiliates. We also will reimburse these entities for expenses incurred in performing services on our behalf.

Set forth below is a summary of the fees and expenses that we expect to pay to these entities. For purposes of illustrating offering stage fees and expenses, we have assumed that we will sell the maximum of $250 million in shares in the primary offering. The allocation of amounts between the Class A Shares and Class C Shares assumes that 80% of the common stock sold in the primary offering are Class A Shares and 20% are Class C Shares. We will not pay selling commissions, dealer manager fees or issuer costs in connection with shares of common stock issued through our distribution reinvestment plan. The fees and expenses that we expect to pay (except offering stage expenses) will be reviewed by our independent directors at least annually. For additional discussion regarding these fees and expenses, see “Compensation Table” beginning on page 70.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Offering Stage

Selling Commissions — Inland Securities and Participating Soliciting Dealers	We will pay Inland Securities a selling commission equal to $1.75, or 7.0% of the sale price, for each Class A Share and $0.35, or approximately 1.5% of the sale price, for each Class C Share sold in the primary offering. Inland Securities anticipates reallowing (paying) the full amount of the selling commissions to participating soliciting dealers.	$118,000 / $14.8 million ($112,000 / $14.0 million for the Class A Shares and $6,000 / $750,000 for the Class C Shares) (assumes no special sales)

Dealer Manager Fee — Inland Securities and Participating Soliciting Dealers	We will pay Inland Securities a dealer manager fee in an amount equal to $0.75 per Class A Share and $0.71 per Class C Share, or approximately 3.0% of the price of each Class A Share or Class C Share sold in the primary offering. Inland Securities may reallow (pay) up to 1.5% of the price per share, out of this dealer manager fee to participating soliciting dealers.	$60,000 / $7.5 million ($48,000 / $6.0 million for the Class A Shares and $12,000 / $1.5 million for the Class C Shares) (assumes no special sales)

Issuer Costs — IREIC, its affiliates, Inland Securities and Participating Soliciting Dealers, our Business Manager and other Third Parties	We will reimburse IREIC, its affiliates and third parties for any issuer costs that they pay on our behalf, in an amount not to exceed 2.0% of the gross offering proceeds from shares sold over the life of the primary offering. These costs include reimbursing Inland Securities and participating soliciting dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities. Our Business Manager or its affiliates will pay or reimburse any organization and offering expenses, including any “issuer costs,” that exceed approximately 12.0% of the gross offering proceeds allocable to sales of Class A Shares and approximately 6.5% of the gross offering proceeds allocable to sales of Class C Shares sold over the life of the primary offering.	$40,000 / $5.0 million ($32,000 / $4.0 million for the Class A Shares and $8,000 / $1.0 million for the Class C Shares)

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Acquisitions and Operations Stage

Acquisition Fees — our Business Manager

We will pay our Business Manager or its affiliates a fee equal to 1.5% of the “contract purchase price” of each property and real estate related asset we acquire, including any incremental interest therein, including by way of exchanging a debt interest for an equity interest (excluding the contribution of an asset owned, directly or indirectly, by us to a joint venture) or developing, constructing, renovating, or otherwise physically improving an asset, including but not limited to major tenant upgrades, whether pursuant to allowances, concessions or rent abatements provided for at the time the asset is acquired. In the case of an asset acquired through a joint venture, the acquisition fee payable will be proportionate to our ownership interest in the venture.

For the purpose of calculating acquisition fees, the “contract purchase price” will be equal to the amount of monies or other consideration paid or contributed by us either to acquire, directly or indirectly, any property or real estate related asset or an incremental interest in the property or real estate related asset, and including, without duplication, any indebtedness for money borrowed to finance the purchase, indebtedness secured by the property or real estate related asset, which is assumed, or indebtedness that is refinanced or restructured, all in connection with the acquisition, and which is or will be secured by the property or real estate related asset at the time of the acquisition or to develop, construct, renovate or otherwise improve that property. The contract purchase price will exclude acquisition fees and acquisition expenses.

$26,730 / $3.3 million ($21,120 / $2.6 million for the Class A Shares and $5,610 / $701,250 million for the Class C Shares) (assumes no borrowings)

$40,095 / $5.0 million ($31,680 / $4.0 million for the Class A Shares and $8,415 / $1.0 million for the Class C Shares) (assumes aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy)

Acquisition Expenses — our Business Manager, Real Estate Managers and their Affiliates	We will reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, including IREA and its respective affiliates, as well as third parties, for any investment-related expenses they pay in connection with selecting, evaluating or acquiring any investment in real estate assets, regardless of whether we acquire a particular real estate asset, subject to the limits in our charter. Examples of reimbursable expenses include but are not limited to legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party broker or finder’s fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs.

$8,910 / $1.1 million
($7,040 / $880,000 for the Class A Shares and $1,870 / $233,750 for the Class C Shares)
(assumes no borrowings)

$13,365 / $1.7 million
($10,560 / $1.3 million for the Class A Shares and $2,805 / $350,625 for the Class C Shares)
(assumes aggregate borrowings equivalent to 50% of the total fair

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

market value of our assets, consistent with our borrowing policy)

Business Management Fees — our Business Manager

We will pay our Business Manager an annual business management fee equal to 0.65% of our “average invested assets,” payable quarterly in an amount equal to 0.1625% of our average invested assets as of the last day of the immediately preceding quarter. Our Business Manager may decide, in its sole discretion, to be paid in either cash or the equivalent amount of our Class A Shares, or a combination thereof. For these purposes, the price for each Class A Share will be equal to the estimated value per share as determined by the most recent appraisal performed by an independent third party. If we have not published an estimate of value, the price will be equal to $22.50 per share (the gross offering price of the Class A Shares net of sales commissions and the dealer manager fee). To increase our cash flow from operating activities, the Business Manager may also, in its sole discretion, choose to waive or defer some or all of the fee due for any particular quarter. Any fee that is deferred or waived will not bear interest. The Business Manager is not under any obligation to waive this fee.

“Average invested assets” means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities and consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter.

Not determinable at this time. The actual amount of the business management fee will depend on the carrying value of our assets.

Subordinated Management Performance Interest — our Business Manager	In consideration for providing continuing services under the Business Management Agreement, our Business Manager will receive subordinated management performance interests referred to herein as “performance interests” in our operating partnership based on the annual “additional total return” described below and generated each year on the Class A Shares and Class C Shares. For these purposes, “additional total return” on the Class A	The actual amount will depend on our performance and the value of our shares.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250.0 million in shares)

Shares will be equal to 15% of (a) (1) the amount by which the per share distributions paid during the current calendar year on the Class A Shares exceed $1.50 plus (2) the per share increase in the “value” of the Class A Shares as of December 31 of the current year compared to the “value” of the shares on December 31 of the prior year, (3) the sum of (a) (1) and (a) (2) multiplied by the number of Class A Shares outstanding on December 31 of the current year. The “additional total return” on the Class C Shares will be equal to 15% of (b) (1) the amount by which the per share distributions on the Class C Shares exceeds $1.41 plus (2) the per share increase in the “value” of the Class C Shares as of December 31 of the current year compared to the “value” of the Class C Shares on December 31 of the prior year (3) the sum of (b) (1) and (b) (2) multiplied by the number of Class C Shares outstanding on December 31 of the current year.

Each year that we generate “additional total return,” our operating partnership will issue to our Business Manager Class M-1 and Class M-2 units (representing the “additional total return” on the Class A and Class C Shares, respectively) equal to the quotient of the “additional total return” on the applicable class of share for the current year divided by the “value” of the applicable class of shares for the current year. For these purposes only, the “value” of the Class A and Class C Shares during this primary offering will be equal to $22.50 per share (the gross offering price less selling commissions and the dealer manager fee). We do not expect the “value” of either class to change during the term of this primary offering. After the primary offering is completed, the “value” of the Class A and Class C Shares, in any particular year, will be equal to (x) (1) the gross offering price less any selling commissions and dealer manager fees on the Class A or Class C Shares in a follow-on offering or (2) in the absence of a follow-on offering, the “estimated value” of the shares that we may publish from time to time to assist broker dealers to satisfy their reporting obligations for customer account statement purposes, (y) the actual value accorded to the Class A and Class C Shares in connection with any merger or sale, or (z) if the Shares are “listed,” the volume weighted average closing price of the Class A and Class C

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

Shares, as applicable, for the last thirty trading days of the current year, or such shorter period as the Shares have been “listed,” during the current year. The Class M-1 and Class M-2 Units will vest as described below.

The Business Manager will be entitled to receive distributions on the vested and unvested Class M-1 and Class M-2 Units at the same rate as distributions are paid on the Class A and Class C Shares, respectively. There is no assurance that we will actually pay distributions equal to or in excess of the per share distributions set forth above or that our “value” will increase.

Class M-1 and M-2 Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; and (b) any one of the following events occurs concurrently with or subsequently to achieving the economic hurdle described above: (i) a listing of our common stock on a national securities exchange; (ii) a transaction to which we or our operating partnership shall are party, as a result of which Class A Units and Class C Units or our common stock will be exchanged for, or converted into the right, or the holders of these securities will otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Business Management Agreement without cause or for managerial cause as defined in the Business Management Agreement as described herein. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated for any reason other than a termination without cause or for managerial cause. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated without cause by an affirmative vote of a majority of our independent directors before the economic hurdle described above has been met.

After a Class M-1 or Class M-2 Unit is no longer subject to forfeiture as described in the previous paragraph, if the capital account attributable to such Class M-1 or Class M-2 Unit has been sufficiently adjusted pursuant to the special allocations described

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

below in “Summary of Our Operating Partnership — Allocations,” the Class M-1 or Class M-2 Unit will automatically convert into a Class A or Class C Unit, respectively.

Real Estate Management Fees, Leasing Fees and Construction Management Fees — our Real Estate Managers

For each property that is managed directly by our Real Estate Managers or its affiliates, we will pay the Real Estate Managers a monthly management fee of up to 1.9% of the gross income from any single-tenant, net-leased property, and up to 3.9% of the gross income from any other property managed directly by the Real Estate Managers or its affiliates. The Real Estate Managers may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. A reduction in the amount of the management fee for a particular property will assist the Company in earning a target yield for that particular property. For each property that is managed directly by our Real Estate Managers or its affiliates, we will pay the Real Estate Managers a separate leasing fee based upon prevailing market rates applicable to the geographic market of that property. If we engage our Real Estate Managers to provide construction management services for a property, we also will pay a separate construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project.

We also will reimburse the Real Estate Managers and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses, benefits and severance payments for persons performing services for the Real Estate Managers and its affiliates (excluding the executive officers of the Real Estate Managers).

The actual amount depends on the gross income, as defined in our management agreements, generated and cannot be determined at the present time.

Expense Reimbursements — IREIC, our Business Manager and their Affiliates	We will reimburse IREIC, our Business Manager and their respective affiliates, including the service providers, for any expenses that they pay or incur on our behalf in providing services to us, including all expenses and the costs of salaries, bonuses, benefits and severance payments for persons performing services for these entities on our behalf (except for the salaries and benefits for persons who also serve as one of our executive officers or as an executive officer of our Business Manager). Expenses include, but are not limited to: issuer costs, expenses incurred in connection with any sale of assets or any contribution	The actual amount will depend on the services provided and the method by which reimbursement rates are calculated. Actual amounts cannot be determined at the present time.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

of assets to a joint venture; expenses incurred in connection with any liquidity event; taxes and assessments on income or real property; premiums and other associated fees for insurance policies including director and officer liability insurance; expenses associated with investor communications including the cost of preparing, printing and mailing annual reports, proxy statements and other reports required by governmental entities; administrative service expenses charged to, or for the benefit of, us by third parties; audit, accounting and legal fees charged to, or for the benefit of, us by third parties; transfer agent and registrar’s fees and charges paid to third parties; and expenses relating to any offices or office facilities maintained solely for our benefit that are separate and distinct from our executive offices.

We also will reimburse our Business Manager and its affiliates for costs and expenses our Business Manager incurs in connection with becoming self-managed pursuant to the process set forth in our business management agreement.

Distribution and Stockholder Servicing Fee — Inland Securities / Soliciting Dealers

As part of the Company’s operational expenses, we will pay to our dealer manager an annual fee equal to 1.0% of the purchase price or estimated value per Class C Share. The distribution and stockholder servicing fee will accrue daily and be paid quarterly in arrears.

We will cease paying the distribution and stockholder servicing fee with respect to the Class C shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee.

The distribution and stockholder servicing fee is payable with respect to all Class C Shares purchased in our primary offering. We will not pay the distribution and stockholder servicing fee with respect to either Class A Shares or those Class C

$500,000 annually, assuming sale of $50 million of Class C Shares; $4,000 annually, assuming sale of $400,000 of Class C Shares, subject to the 10% limit on underwriting compensation. We estimate that a maximum of $2.75 million in such fees will be paid over the life of the company; All of these fees will be reallowed (paid) to participating soliciting dealers. See “Compensation Table” for a detailed calculation of the distribution and stockholder servicing fee.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

Shares issued under our distribution reinvestment plan. If an investor chooses to invest in our Class C Shares, this entire commission will ultimately be paid to that investor’s broker-dealer of record.

Mortgage Financing Fee — our Business Manager and its Affiliates

If our Business Manager, or its affiliates, provides services in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other assets, or that is assumed, directly or indirectly, in connection with the acquisition of properties or other assets, we will pay our Business Manager, or its affiliates, a mortgage financing fee equal to 1.0% of the amount available or outstanding under the financing or the assumed debt.

The services provided by our Business Manager, or its affiliates, in consideration for the Mortgage Financing Fee include, but are not limited to, contacting various lenders to obtain quotes and compiling the quotes, complete applications and rate locks, preparing due diligence documentation and insurance certificates, arranging site inspections, reviewing and negotiating loan documents and preparing internal closing statements.

Actual amounts cannot be determined at the present time.

Liquidation Stage

Real Estate Sales Commission — our Business Manager	For substantial assistance in connection with the sale of properties, we will pay our Business Manager or affiliates designated by the Business Manager a real estate sales commission equal to an amount not to exceed the lesser of: (i) one-half of the customary commission paid to a third-party broker for the sale of a comparable property; (ii) 1.0% of the gross sales price of the property sold and, when added to all other real estate commissions paid to unaffiliated parties in connection with the applicable sale, the real estate sales commission may not exceed the lesser of a competitive real estate commission or 3.0% of the gross sales price of the property.	The actual amounts to be paid will depend upon the gross sales price of our properties and the customary commissions paid to third-party brokers and, therefore, cannot be determined at the present time.

Subordinated Incentive Participation — the special limited partner	Upon a “triggering event,” the special limited partner will be entitled to receive the subordinated incentive participation in an amount equal to 15.0% of the amount by which (1) the “liquidity amount” (as defined below) exceeds (2) the “aggregate invested capital,” less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them a 6.0% per annum cumulative, pre-tax non-	The actual amount of the subordinated incentive participation will depend on numerous variables and cannot be determined at the present time.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

compounded return on the aggregate invested capital, all measured as of the triggering event referred to herein as the “required return.” If we have not satisfied the required return at the time of the applicable triggering event, the participation will be paid at the time that we have satisfied the required return. The subordinated incentive participation will be paid in addition to any real estate sales commissions paid to our Business Manager or its affiliates in connection with the sale of properties.

As used herein, a “triggering event” means any sale of assets (excluding the sale of marketable securities), in which the net sales proceeds are specifically identified and distributed to our stockholders, or any liquidity event, such as a listing or any merger, reorganization, business combination, share exchange or acquisition or other similar transaction, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange.

“Aggregate invested capital” means the aggregate original issue price paid for the shares of our common stock, before reduction for organization and offering expenses, reduced by any distribution of sale or financing proceeds and by purchases of our common stock through our share repurchase program.

For purposes of this subordinated incentive participation, the “liquidity amount” will be calculated as follows:

•    In the case of the sale of our assets, the liquidity amount will be equal to the net sales proceeds realized by us from the sale of assets since inception and not otherwise reinvested in new assets, or distributed to stockholders as a special distribution, plus the total amount of any other distributions paid by us from inception until the date that the liquidity amount is determined.

•    In the case of a listing or any merger, reorganization, business combination, share exchange, acquisition or other similar transaction in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange, as full or partial consideration for their shares, the “liquidity amount” will be equal to the cash

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

received plus the “market value” of shares or any securities received by stockholders plus the total distributions paid by us from inception until the date that the liquidity amount is determined. “Market value” means the value determined as follows: (1) in the case of the listing of our shares, or the common stock of one or more subsidiaries, on a national securities exchange, the volume weighted average closing price over the period of first 30 consecutive trading days during which our shares, or the shares of the common stock of one or more subsidiaries, as applicable, are eligible for trading, beginning on the 180th day after the applicable listing, multiplied by the number of our shares, or the shares of the common stock of the applicable subsidiary, as applicable, outstanding on the date of measurement, provided that, in the case of a listing for less than all of our shares (e.g., a phased listing), the calculation of market value will apply only to the portion of our shares, or shares of the common stock of the applicable subsidiary, that are listed and available to trade; or (2) in the case of the receipt by our stockholders of securities of another entity that are listed on a national securities exchange prior to, or that become listed concurrent with, the consummation of the liquidity event, as follows: (a) in the case of shares trading before consummation of the liquidity event, the value ascribed to the shares in the transaction giving rise to the liquidity event, multiplied by the number of those shares issued to our stockholders in respect of the transaction; and (b) in the case of shares which become listed concurrent with the closing of the transaction giving rise to the liquidity event, the volume weighted average closing price over the period of 30 consecutive trading days during which the shares are eligible for trading, beginning on the 180th day after the applicable listing, multiplied by the number of shares issued to our stockholders in respect of the transaction. In addition, any cash consideration received by our stockholders in connection with any liquidity event will be added to the market value determined in accordance with clause (1) or (2).

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
If the event the business management agreement is terminated, after the occurrence of a triggering event, pursuant to a self-management transaction made in accordance with the transition process set forth in that agreement, the special limited partner, or its successor or designee, will be entitled to any subordinated incentive participation, as applicable, in connection with the triggering event, including any fee that requires determining market value at a point after the closing of a self-management transaction.

We May Borrow Money

We may fund a portion of the purchase price of any asset that we acquire with monies borrowed on an interim or permanent basis from banks, institutional investors and other third-party lenders. Any money that we borrow may be secured by a mortgage or other security interest in some, or all, of our assets. The interest we will pay on our loans may be fixed or variable. We also may establish a revolving line of credit for short-term cash management and bridge financing purposes. Further, we may agree to limit the time during which we may prepay any loan in order to reduce the interest rate on the loan.

We expect that our aggregate borrowings, secured by all of our assets, will average approximately 50% of the total fair market value of our assets. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset. This policy, however, will not apply to individual assets and only will apply once we have completed raising capital under this or any subsequent primary offering and invested substantially all of the net proceeds thereof. As a result, we expect to borrow more than 50% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent.

Our charter limits the aggregate amount we may borrow, whether secured or unsecured, to an amount not to exceed 300% of our net assets, equivalent to 75% of the cost of our assets, unless our board (including a majority of the independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. Loan agreements with our lenders may impose additional restrictions on the amount we may borrow and may impose limits on, among other things, our ability to pay distributions. We do not intend to exceed the leverage limits in our charter except that we may do so from time to time during this or any future offering (excluding offerings solely through a distribution reinvestment plan).

Distribution Policy

We intend to pay regular monthly cash distributions to our stockholders. We anticipate that we will begin declaring distributions no later than 60 days after we satisfy the minimum offering condition. Our board of directors will determine the amount and composition of each distribution. Until we generate sufficient cash flow from operations, determined in accordance with GAAP, we may also pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings or using our commons stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions. See “Risk Factors — Risks Related to Our Business.”

Stockholder Voting Rights and Limitations

We will elect directors or conduct other business matters that may be properly presented at our annual meetings of stockholders. We also may call special meetings of stockholders from time to time. The holders of our common stock are generally entitled to one vote per share on all matters voted on by stockholders, including electing our directors.

Restriction on Share Ownership

Our charter contains restrictions on the number of shares any one person or group may own. Specifically, no person or group may own or control more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board. This limit may be further reduced if our board of directors waives this limit for certain holders. See “Management — The Business Management Agreement — Compensation.” These restrictions are designed, among other purposes, to enable us to comply with ownership restrictions imposed on REITs by the Code, and may have the effect of preventing a third party from engaging in a business combination or other transaction even if doing so would result in you receiving a “premium” for your shares. See “Risk Factors — Risks Related to Our Corporate Structure” for additional discussion regarding restrictions on share ownership.

Share Repurchase Program (Class A and Class C Shares)

No public market currently exists, and one may never exist, for our shares. Our board intends to continually evaluate the time and form of a liquidity event or events for our stockholders. There is no assurance, however, that our board will in fact pursue any particular type of event or the timing thereof. You may not be able to sell your shares when you desire or at a price equal to or greater than the offering price. In addition, our charter imposes restrictions on the ownership of our common stock, which will apply to potential purchasers of your stock. As a result, you may find it difficult to find a buyer for your shares.

If you meet the limited qualifications to participate in our share repurchase program, you may be able to sell your shares to us if we choose to repurchase them. We may repurchase Class A Shares and Class C Shares through the program, from time to time, at prices ranging from 95.0% of our “share price,” as defined in the program, for stockholders who have owned shares for at least one year to 100% of our “share price” for stockholders who have owned shares for at least three years. Stockholders who purchased their shares from us or received their shares through a non-cash transfer and who have held their shares for at least one year may request that we repurchase any number of shares by submitting a repurchase request, the form of which is available on our website, to our repurchase agent. We will effect all repurchases on the last business day of the calendar month or any other business day that may be established by our board of directors. As used in the program, with respect to Class A Shares and Class C Shares, “share price” means: (1) prior to the first valuation date, the offering price of our shares in this primary offering (unless the shares were purchased at a discount from that price, and then that purchase price), reduced by any distributions of net sale proceeds that we designate as constituting a return of capital; and (2) after the first valuation date, the lesser of: (A) the share price determined in (1); or (B) the most recently disclosed estimated value per share, as determined by an independent valuation expert chosen for that purpose.

We are authorized to use only the proceeds from our distribution reinvestment plan to fund repurchases. Further, we will limit the number of shares repurchased during any calendar year to 5% of the aggregate number of Class A Shares and Class C Shares outstanding on December 31st of the previous calendar year.

The terms of our share repurchase program differ slightly with respect to repurchases sought upon a stockholder’s death or qualifying disability. In these instances, the one-year holding period will be waived, shares will be repurchased at a price equal to 100% of the “share price,” we are authorized to use any funds to complete the repurchase and the limit regarding funds available from the distribution reinvestment plan will not apply. In order for a determination of disability to entitle a stockholder to these special repurchase terms: (1) the stockholder would have to receive a determination of disability arising after the date the stockholder acquired the shares to be repurchased; and (2) the determination of disability would have to be made by the governmental entities specified in the share repurchase program. See “Distribution Reinvestment Plan and Share Repurchase Program — Share Repurchase Program” for a more detailed definition of “qualifying disability.”

The share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors, in its sole discretion, may at any time amend, suspend (in whole or in part), or terminate our share repurchase program. Another IREIC-sponsored program, RPAI, suspended its share repurchase program, until further notice, effective November 19, 2008, and terminated the program at the time it listed its Class A Common Stock. Inland American also suspended its share repurchase program, effective March 30, 2009, but later adopted an amended and restated program, which became effective on April 11, 2011, to repurchase shares upon the death of a beneficial owner, and again amended its program, effective February 1, 2012, for repurchases in connection with a qualifying disability or confinement to a long-term care facility. Inland American’s board voted to suspend the second amended program on January 29, 2014 in connection with the commencement of an issuer tender offer. Inland American disclosed that it anticipates reinstating the second amended program later in 2014. Inland Diversified suspended its share repurchase program, effective December 13, 2013 in connection with its merger with Kite Realty Group Trust as described below in “Liquidity of Prior Programs.” Except in the case of a termination upon the listing of our shares on any national securities exchange, if we amend, suspend or terminate the share repurchase program, we will send stockholders notice of the change at least thirty days prior to the change. Further, our board reserves the right in its sole discretion to reject any requests for repurchases.

ERISA Considerations

The section of this prospectus captioned “ERISA Considerations” describes the effect that the purchase of shares will have on individual retirement accounts and retirement plans that are subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account should consider, at a minimum: (1) whether the investment is in accordance with the documents and instruments governing the IRA, plan or other account; (2) whether the investment satisfies the fiduciary requirements associated with the IRA, plan or other account; (3) whether the investment will generate unrelated business taxable income, or UBTI, to the IRA, plan or other account; (4) whether there is sufficient liquidity for that investment under the IRA, plan or other account; (5) the need to value the assets of the IRA, plan or other account annually or more frequently; and (6) whether the investment would constitute a non-exempt prohibited transaction under applicable law.

Investment Company Act of 1940

We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither the company nor any of its subsidiaries is required to register as an investment company under the Investment Company Act of 1940, as amended, or Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if: (i) under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property. We may also (i) purchase common and preferred real estate-related equity securities of both publicly traded and private companies, including REITs and pass-through entities, that own real property, (ii) purchase commercial mortgage-backed securities, or CMBS, or other mortgage-related instruments and (iii) invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that our assets generally will be held in wholly and majority-owned subsidiaries of the company, each formed to hold a particular asset.

We intend to conduct our operations so that the company and most, if not all, of its wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of the company’s wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that the company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither the company nor any of its wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, the company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will determine whether an entity is a majority-owned subsidiary of our company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the

40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

If the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets). We will measure our 3(c)(5)(C) exemption on an unconsolidated basis.

Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of the company and its subsidiaries to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate.

To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011 the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors — Risks Related to Our Business.”

Estimated Use of Proceeds

Assuming the sale of 80% of Class A Shares and 20% of Class C Shares, we estimate that approximately 89.10% of the $250 million in gross proceeds raised in our initial public offering will be available for investment and that approximately 10.90% of the gross proceeds will be used to pay fees and expenses of the offering, including the payment of fees to Inland Securities and the payment of fees to and the reimbursement of expenses of our Business Manager, our Real Estate Managers and their affiliates. In addition, we may pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period, determined in accordance with GAAP. As a result, we may pay distributions from sources other than cash flows from operations. Specifically, some or all of our distributions for any period in which our cash flow from operations is not sufficient may be paid from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions. Please see the “Estimated Use of Proceeds” section for more details, including information regarding the use of proceeds raised in this offering specifically with respect to Class A Shares and Class C Shares.

RISK FACTORS

An investment in our shares involves significant risks and is suitable only for those persons who understand the following risks and who are able to bear the risk of losing their entire investment. The occurrence of any of the risks discussed in this prospectus, particularly those described under the subheadings “— Risks Related to the Offering,” “— Risks Related to Our Business,” “— Risks Related to Investments in Real Estate” “— Risks Associated with Investments in Securities,” “— Risks Associated with Debt Financing,” “— Risks Related to Conflicts of Interest,” “— Risks Related to Our Corporate Structure,” “— U.S. Federal Income Tax Risks,” and “— Retirement Plan Risks,” could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to you. You should consider the following risks in addition to other information set forth elsewhere in this prospectus before making your investment decision.

Risks Related to the Offering

We have no operating history, and the prior performance of programs sponsored by IREIC should not be used to predict our future results.

We are newly formed with no operating history. You should consider an investment in our shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and our Business Manager must, among other things:

•	identify and acquire real estate assets consistent with our investment strategies;

•	increase awareness of the Inland Retail Properties Trust V, Inc. name within the investment products market;

•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

•	continue to build and expand our operations structure to support our business.

You should not rely upon the past performance of other IREIC-sponsored programs as an indicator of our future performance. There is no assurance that we will achieve our investment objectives.

There is no public market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

No public market currently exists, and one may never exist, for our shares. Our board intends to continually evaluate the time and form of a liquidity event or events for our stockholders. There is no assurance, however, that our board will in fact pursue a listing or any other particular type of event or the timing thereof. In addition, even if our board decides to seek a listing of our shares of common stock, there is no assurance that we will satisfy the listing requirements or that our shares will be approved for listing. Further, our charter limits any person or group from owning or controlling more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board.

Moreover, our share repurchase program contains numerous restrictions that limit our stockholders’ ability to sell their shares, including those relating to the number of shares of our common stock that we can repurchase at any time and limiting the funds we will use to repurchase shares pursuant to the program. Under the program, as may be amended from time to time, we may make ordinary repurchases, as defined in the plan, at the following prices:

•	95% of the share price for stockholders who have owned their shares continuously for at least one years, but less than two years;

•	97.5% of the share price for stockholders who have owned their shares continuously for at least two years, but less than three years; and

•	100% of the share price for stockholders who have owned their shares continuously for at least three years.

Additionally for exceptional repurchases, as defined in the plan, we may repurchase shares at a repurchase price equal to 100% of the share price. For purposes of our share repurchase program, “share price” has the following meaning:

a)	prior to the date that we first disclose through an applicable public filing an estimated value per share that is not based solely on the offering price of the shares in our most recent primary offering, referred to herein as the “valuation date,” the share price will be equal to the offering price of our shares in our most recent primary offering, which is referred to herein as the “offering price.” However, if we have sold properties or other assets and have made one or more special distributions to stockholders of all or a portion of the net proceeds from the sales, the share price prior to the valuation date will be equal to the offering price less the amount of net sale proceeds per share that constitute a return of capital distributed to stockholders as a result of the sales. Further, in the event that the stockholder requesting repurchase purchased his, her or its shares from us at a price that was less than the offering price, including at a discounted price through the distribution reinvestment plan, the share price applicable to those shares prior to the valuation date will be equal to the per share price paid by that stockholder for those shares requested to be repurchased, further reduced, if applicable, by distributions of net sales proceeds, as set forth in the preceding sentence; and

b)	after the valuation date, the share price will be equal to the lesser of (1) the share price determined in paragraph (a) above or (2) the most recently disclosed estimated value per share, as determined by an independent valuation expert that we have chosen for that purpose.

We may make ordinary repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our distribution reinvestment plan during that month to make ordinary repurchases; provided that, if we have excess funds from our distribution reinvestment plan during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we will limit the number of shares repurchased during any calendar year to 5% of the aggregate number of Class A Shares and Class C Shares outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose ordinary repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request. Further, we have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

The terms of our share repurchase program differ slightly with respect to repurchases sought upon a stockholder’s death or qualifying disability. In these instances, the one-year holding period will be waived, shares will be repurchased at a price equal to 100% of the share price, we are authorized to use any funds to fund the repurchase and the limit regarding funds available from the distribution reinvestment plan will not apply. We may repurchase shares upon the death of a stockholder who is a natural person, including shares held by the stockholder through a trust, or an IRA or other retirement or profit-sharing plan, after receiving a written request from (1) the estate of the stockholder, (2) the recipient of the shares through bequest or inheritance, even where the recipient has registered the shares in his or her own name or (3) in the case of the death of a settlor of a trust, the beneficiary of the trust, even where the beneficiary has registered the shares in his or her own name. We must, however, receive the written request within one year after the death of the stockholder. If spouses are joint registered holders of shares, the request to repurchase the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as a partnership, corporation or other similar entity, the right to an exceptional repurchase upon death does not apply. Further, not all conditions will be “qualifying disabilities.” To determine if a stockholder has suffered a “qualifying disability:” (1) the stockholder would have to receive a determination of disability arising after the date the stockholder acquired the shares to be repurchased; and (2) the determination of disability would have to be made by the governmental entities specified in the share repurchase program.

Moreover, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. Further, our board reserves the right in its sole discretion to change the repurchase prices or reject any requests for repurchases. Any amendments to, or suspension or termination of, the share repurchase program may restrict or eliminate your ability to have us repurchase your shares and otherwise prevent you from liquidating your investment. Therefore, our stockholders may not have the opportunity to make a repurchase request prior to a potential termination of the share repurchase program and our stockholders may not be able to sell any of their shares of common stock back to us. As a result of these restrictions and circumstances, the ability of our stockholders to sell their shares should they require liquidity is significantly restricted. Moreover, if our stockholders do sell their shares of common stock back to us pursuant to the share repurchase program, they may be forced to do so at a discount to the purchase price such stockholders paid for their shares

The offering prices of our shares were determined by the board in its sole discretion.

Our board of directors established the offering prices of our shares in its sole discretion. The board did not consider any projection of the book or net value of our assets or operating income. The offering prices also are not based on an arms-length third party negotiation among our sponsor, us and the dealer manager, or on an independent valuation. The offering prices are not indicative of the proceeds that you would receive upon liquidation, or the prices at which you may be able to sell your shares. Further, the offering prices may be significantly more than the prices at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Investors will experience dilution in the net tangible book value of their Class A Shares and Class C Shares equal to the offering costs associated with those respective share classes.

Investors who purchase Class A Shares and Class C Shares in this offering will incur immediate dilution equal to the costs of the offering associated with those respective share classes. Further, if we are unsuccessful in investing the capital we raise in this offering on an effective and efficient basis, we may be required to fund distributions to our stockholders from a combination of our operating and financing activities, which include net proceeds of this offering and borrowings. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share repurchases and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock.

Because this is a “blind pool” offering, you will not have the opportunity to evaluate all of our investments before we make them.

We will not provide investors with a significant amount of information, if any, regarding our future investments prior to the time an acquisition becomes “probable” or we complete the acquisition. Since we have not identified specific real estate assets that we intend to purchase with the net proceeds from this offering, we are considered a “blind pool,” which makes an investment in our common stock speculative. We have established policies relating to the types of investments we will make and the creditworthiness of tenants of our properties, but our Business Manager will have wide discretion in implementing these policies, subject to the oversight of our board of directors. Additionally, our Business Manager has discretion to determine the location, number and size of our investments and the percentage of net proceeds we may dedicate to a single investment.

Purchases of common stock by our sponsor, directors, officers and other affiliates in this offering should not influence investment decisions of independent, unaffiliated investors.

Our sponsor, directors, officers and other affiliates may purchase shares of our common stock, and any such purchases will be included for purposes of determining whether the minimum of $2.0 million of shares of common stock required to release funds from the escrow account has been sold. For these purposes, “affiliates” means those individuals who have prior business or personal relationships with our executive officers, directors or sponsor, including, without limitation, any service provider. There are no written or other binding commitments with respect to the acquisition of shares by these parties, and there can be no assurance as to the amount, if any, of shares of common stock these parties may acquire in the offering. Any shares purchased by our sponsor, directors, officers and other affiliates will be purchased for investment purposes only. However, the investment decisions made by any of our sponsor, directors, officers and other affiliates should not influence your decision to invest in shares of our common stock, and you should make your own independent investment decision concerning the risks and benefits of an investment in our common stock.

We depend on our dealer manager to raise funds in this offering. Events that prevent our dealer manager from serving in that capacity would jeopardize the success of this offering.

The success of this offering depends to a large degree on the efforts of our dealer manager, Inland Securities, an affiliate of our sponsor. Our dealer manager has limited capital. In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates. If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell shares on our behalf. In the event that Inland Securities became unable to serve in the capacity of dealer manager for this or any public offering of our shares, we believe that it could be difficult to secure the services of another dealer manager. Therefore, any event that hinders the ability of our dealer manager to conduct the offering on our behalf would jeopardize the success of the offering.

Our charter authorizes us to issue additional shares of stock, which may reduce the percentage of our common stock owned by our other stockholders, subordinate stockholders’ rights or discourage a third party from acquiring us.

Investors purchasing in this offering will not have preemptive rights to purchase any shares issued by us in the future. Our charter authorizes us to issue up to 450,000,000 shares of capital stock, of which 400,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. We may, in the sole discretion of our board:

•	sell additional shares in this or future offerings;

•	issue equity interests in a private offering of securities;

•	classify or reclassify any unissued shares of common or preferred stock into other leases or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock;

•	amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue; or

•	issue shares of our capital stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of the operating partnership.

In addition, the partnership agreement for the operating partnership contains provisions that would allow, under certain circumstances, other entities, including other IREIC-sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of the operating partnership. Because the limited partnership interests of the operating partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between the operating partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

Future issuances of common stock will reduce the percentage of our outstanding shares owned by our other stockholders. Further, our board of directors could authorize the issuance of stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders. See “Description of Securities — Authorized Stock” for additional discussion regarding the issuance of additional shares.

Risks Related to Our Business

The amount and timing of distributions, if any, may vary. We may pay distributions from sources other than cash flow from operations, including the net offering proceeds of this offering.

There are many factors that can affect the availability and timing of distributions paid to our stockholders such as our ability to buy, and earn positive yields on, assets, our operating expense levels, as well as many other variables. We may not generate sufficient cash flow from operations to pay any distributions to our stockholders. The actual amount and timing of distributions, if any, will be determined by our board of directors in its discretion, based on its analysis of our actual and expected cash flow, capital expenditures and investments, as well as general financial conditions. Actual cash available for distribution may vary substantially from estimates made by our board. In addition, to the extent we invest in development or redevelopment projects, or in real estate assets that have significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring real estate assets.

If we cannot generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions during any given period, we may pay cash distributions from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions. Distributions from these sources reduce the amount of money available to invest in real estate assets.

Our Business Manager is under no obligation, and may not agree, to continue to forgo or defer its business management fee.

From time to time, IREIC or its affiliates have forgone or deferred a portion of certain fees due them from the other REITs previously sponsored by IREIC to ensure that the particular REIT generated sufficient cash from operating activities to pay distributions. In addition, from time to time, IREIC or its affiliates have contributed monies to the other IREIC-sponsored REITs to fund distributions. In each case, IREIC or its affiliates determined the amounts that would be forgone, deferred or contributed in its or their sole discretion.

Likewise, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management or acquisition fees, or waives its right to be reimbursed for certain expenses. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of these fees or reimbursements. Further, there is no assurance that any of these other sources will be available to fund distributions.

Market disruptions may adversely impact many aspects of our operating results and operating condition.

After undergoing pervasive and fundamental disruptions in the last few years the financial and real estate markets have stabilized, but only after suffering negative impacts on the availability of credit to businesses generally, and real estate in particular. The availability of debt financing secured by commercial real estate is still subject to tightened underwriting standards when compared to pre-recession standards. Further, after providing various liquidity measures to the economy, the U.S. Federal Reserve announced that it will begin tapering its purchases of bonds. The tapering of, and ultimate end to, the Federal Reserve’s bond buying program may increase interest rates and widen credit spreads leading to a slowdown in the U.S. economy as a whole, or real estate industry conditions such as:

•	the financial condition of our tenants may be adversely affected, which may result in us having to reduce rental rates in order to retain the tenants;

•	an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;

•	our ability to borrow on terms and conditions that we find acceptable may be limited, which could result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders, or pursue acquisition opportunities, among other things, and increase our interest expense;

•	the value of certain of real estate assets may decrease below the amounts we pay for them, which would limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by these assets and could reduce the availability of unsecured loans;

•	the value and liquidity of short-term investments, if any, could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for these investments or other factors; and

•	one or more counterparties to derivative financial instruments that we may enter into could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments.

We may suffer from delays in selecting, acquiring and developing suitable assets.

Regardless of the amount of capital we raise or borrow, we may experience delays in deploying our capital into assets or in realizing a return on the capital we invest. The more money we raise in this offering, the more important it will be to invest the net offering proceeds promptly. We could suffer from delays in locating suitable investments as a result of competition in the relevant market, regulatory requirements such as those imposed by the SEC which require us to provide audited financial statements for certain significant acquisitions and our reliance on IREA and other affiliates of IREIC to locate suitable investments for us at times when those entities are simultaneously seeking to locate suitable investments for other IREIC-sponsored programs. We also may experience delays as a result of negotiating or obtaining the necessary purchase documentation to close an acquisition. Further, our investments may not yield immediate returns, if at all.

We also may invest the net proceeds we receive from this offering in short-term, highly liquid but very low-yield investments. These yields will be less than the distribution yield paid to stockholders, requiring us to earn a greater return from our other investments to make up for this “negative spread.” There is no assurance we will be able to do so. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay expenses or to acquire real estate assets instead of funding distributions.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investment.

Our charter requires our independent directors to review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by a majority of the directors (which must include a majority of the independent directors), without the approval of our stockholders. As a result, the nature of your investment could change without your consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and commercial real property market fluctuations, all of which could materially adversely affect our ability to achieve our investment objectives.

Actions of our joint venture partners could negatively impact our performance.

We may enter into joint ventures with third parties. Our organizational documents do not limit the amount of funds that we may invest in these joint ventures. We intend to develop and acquire properties through joint ventures with other persons or entities when warranted by the circumstances. The venture partners may share certain approval rights over major decisions and these investments may involve risks not otherwise present with other methods of investment in real estate, including, but not limited to, the following:

•	that the current economic conditions make it more likely that our partner in an investment may become bankrupt, which would mean that we and any other remaining partner would generally remain liable for the entity’s liabilities;

•	that our partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals, and that we may not agree on all proposed actions to certain aspects of the venture;

•	that our partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our objective to qualify as a REIT;

•	that, if our partners fail to fund their share of any required capital contributions, we may be required to contribute that capital;

•	that venture agreements often restrict the transfer of a partner’s interest or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

•	that our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the agreements and that, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership;

•	that disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business; and

•	that we may in certain circumstances be liable for our partner’s actions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.

We expect to deposit our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure or takeover of any one of these entities. However, the Federal Insurance Deposit Corporation, or FDIC, generally only insures limited amounts per depositor per insured bank. The FDIC insures up to $250,000 per depositor per insured bank for interest-bearing accounts. If our deposits exceed these federally insured levels and if any of the banking institutions in which we have deposited our funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

We rely on IREIC and its affiliates and subsidiaries to manage and conduct our operations, including this offering. Any material adverse change in IREIC’s financial condition or our relationship with IREIC could have a material adverse effect on our business and ability to achieve our investment objectives.

We depend on IREIC and its affiliates and subsidiaries to manage and conduct our operations, including this offering. IREIC directly owns and controls our dealer manager and our Business Manager. IRIEC also owns and controls our Real Estate Managers through a subsidiary. IREIC has sponsored numerous public and private programs and through its affiliates or subsidiaries has provided offering, asset, property and other management and ancillary services to these entities. From time to time, IREIC or the applicable affiliate or subsidiary has waived fees or made capital contributions to support these public or private programs. IREIC or its applicable affiliates or subsidiaries may waive fees or make capital contributions in the future. Further, IREIC and its affiliates or subsidiaries may from time to time be parties to litigation or other claims arising from sponsoring these entities or providing these services. As such, IREIC and these other entities may incur costs, liabilities or other expenses arising from litigation or claims that are either not reimbursable or not covered by insurance. Future waivers of fees, additional capital contributions or costs, liabilities or other expenses arising from litigation or claims could have a material adverse effect on IREIC’s financial condition and ability to fund our Business Manager or Real Estate Managers to the extent necessary.

If our Business Manager or Real Estate Managers lose or are unable to obtain key personnel, our ability to implement our investment strategies could be hindered.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our Business Manager and Real Estate Managers. Neither we nor our Business Manager or Real Estate Managers has employment agreements with these persons, and we cannot guarantee that all, or any particular one, will remain affiliated with us or with them. If any of the key personnel of our Business Manager or Real Estate Managers were to cease their affiliation with our Business Manager or Real Estate Managers, respectively, our results and ability to pursue our business plan could suffer. Further, we do not intend to separately maintain “key person” life insurance that would provide us with proceeds in the event of the death or disability of these persons. We believe our future success depends, in part, upon the ability of our Business Manager and Real Estate Managers to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our Business Manager or Real Estate Managers will be successful in attracting and retaining skilled personnel. If our Business Manager or Real Estate Managers lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment could decline.

If we become self-managed by internalizing our management functions, we may be unable to retain key personnel.

At some point in the future, we may consider becoming self-managed by internalizing the functions performed for us by our Business Manager. Even if we become self-managed, we may not be able to hire certain key employees of the Business Manager and its affiliates. Failure to hire or retain key personnel could result in increased costs and deficiencies in our disclosure controls and procedures or our internal control over financial reporting. These deficiencies could cause us to incur additional costs and divert management’s attention from most effectively managing our investments.

If we seek to become self-managed other than as provided for under our business management agreement, we could incur greater costs and lose key personnel.

Our board may decide that we should pursue self-management by hiring our own group of executives and other employees or entering into an agreement with a third party, such as a merger, instead of by transitioning the services performed by, and hiring the persons providing services for, our Business Manager. The costs that we would incur in this case are uncertain and may be substantial. Further, we would lose the benefit of the experience of our Business Manager.

Further, if we seek to internalize the functions performed for us by our Real Estate Managers, the purchase price will be separately negotiated by our independent directors, or a committee thereof, and will not be subject to the transition procedures described in our business management agreement.

As an “emerging growth company,” we are permitted to rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.

We are an “emerging growth company” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. As an emerging growth company, we are permitted to rely on exemptions from certain reporting and disclosure requirements. We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

If we choose to take advantage of any or all of these provisions, the information that we provide you in our future public filings may be different than that of other public companies. The exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.

Your return on your investment in our common stock may be reduced if we are required to register as an investment company under the Investment Company Act.

The company intends to engage primarily in the business of investing in real estate and is not registered, and does not intend to register itself or any of its subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with substantial regulation under the Investment Company

Act with respect to capital structure (including the registered entity’s ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would limit our ability to make certain investments and require us to significantly restructure our operations and business plan. The costs we would incur and the limitations that would be imposed on us as a result of such compliance and restructuring would negatively affect the value of our common stock, our ability to make distributions and the sustainability of our business and investment strategies.

We believe that neither we nor any subsidiaries we may own will fall within the definition of an investment company under Section 3(a)(1) of the Investment Company Act because we intend to primarily engage in the business of investing in real property, through our wholly or majority-owned subsidiaries, each of which we expect to have at least 60% of their assets in real property. The company intends to conduct its operations, directly and through wholly or majority-owned subsidiaries, so that none of the company and its subsidiaries is registered or will be required to register as an investment company under the Investment Company Act. Section 3(a)(1) of the Investment Company Act, in relevant part, defines an investment company as (i) any issuer that is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities, or (ii) any issuer that is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We and our subsidiaries intend to be primarily engaged in the business of investing in real property and, as such, expect to fall outside of the definition of an investment company under Section 3(a)(1)(A) of the Investment Company Act. We also intend to conduct our operations and the operations of our subsidiaries so that each complies with the 40% test.

Accordingly, we believe that neither the company nor any of its wholly and majority-owned subsidiaries will be considered investment companies under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. If the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. To rely upon Section 3(c)(5)(C) of the Investment Company Act as it has been interpreted by the SEC staff, an entity would have to invest at least 55% of its total assets in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate investments” and maintain an additional 25% of its total assets in qualifying real estate investments or other real estate-related assets. The remaining 20% of the entity’s assets can consist of miscellaneous assets. These criteria may limit what we buy, sell and hold.

We will classify our assets for purposes of Section 3(c)(5)(C) based in large measure upon no-action letters issued by the SEC staff and other interpretive guidance provided by the SEC and its staff. The no-action positions are based on factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage-backed securities, other mortgage-related instruments, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets, and therefore, we may need to limit our investments in these types of assets. The SEC or its staff may not concur with the way we classify our assets. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may cause us to no longer be in compliance with the exemption from the definition of an “investment company” provided by Section 3(c)(5)(C) and may force us to re-evaluate our portfolio and our investment strategy. For example, on August 31, 2011 the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” To the extent that the SEC or its staff provides more specific or different guidance, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

A change in the value of any of our assets could cause us to fall within the definition of “investment company” and negatively affect our ability to be free from registration and regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. Sales may be required during adverse market conditions, and we could be forced to accept a price below that which we would otherwise consider appropriate. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Any such selling, acquiring or holding of assets driven by Investment Company Act considerations could negatively affect the value of our common stock, our ability to make distributions and the sustainability of our business and investment strategies, which may have a material adverse effect on our business, results of operations and financial condition.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related to Investments in Real Estate

There are inherent risks with real estate investments.

Investments in real estate assets are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly sold, limiting our ability to promptly vary our portfolio in response to changing economic, financial and investment conditions. Investments in real estate assets also are subject to adverse changes in general economic conditions which, for example, reduce the demand for rental space.

Among the factors that could impact our real estate assets and the value of an investment in us are:

•	local conditions such as an oversupply of space or reduced demand for properties of the type that we seek to acquire;

•	inability to collect rent from tenants;

•	vacancies or inability to rent space on favorable terms;

•	inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;

•	adverse changes in the laws and regulations applicable to us;

•	the relative illiquidity of real estate investments;

•	changing market demographics;

•	an inability to acquire and finance real estate assets on favorable terms, if at all;

•	acts of God, such as earthquakes, floods or other uninsured losses; and

•	changes or increases in interest rates and availability of financing.

In addition, periods of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or increased defaults under existing leases.

Economic conditions may adversely affect our income and we could be subject to risks associated with acquiring discounted real estate assets.

U.S. and international financial markets have been volatile, particularly over the last five years. The effects of this volatility may persist particularly as financial institutions continue to restructure their business and capital structures in response to new, or enhanced, regulation requirements, all of which could impact the availability of credit and overall economic activity as a whole.

In addition, we are subject to the risks generally incident to the ownership of real estate assets. For example, even though we may purchase assets at a discount from historical cost or market value due to, among other things, substantial deferred maintenance, abandonment, undesirable location or market, or poorly structured financing of the real estate or debt instruments underlying the assets, there is no assurance that we will be able to overcome these factors. All of these factors could further decrease the value of real estate assets.

Further, the fluctuation in market conditions makes judging the future performance of these assets difficult. The real estate assets we acquire may substantially decline in value, which would, among other things, negatively impact our ability to finance or refinance debt secured by these assets or earn positive returns on these assets, and may require us to write down or impair the value of these assets, which would have a negative impact on our results of operations and ability to pay or sustain distributions.

We will depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights will adversely affect our operations.

Any defaults on lease payment obligations by a tenant will cause us to lose the revenue associated with the relevant lease. If these defaults become significant, we will be forced to use other funds to make payments on the mortgage indebtedness secured by the impacted property to prevent a foreclosure action. If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, if a tenant at a single-user facility, which has been designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to any retail properties we acquire, we may enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property’s gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

Tenants at our properties may experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. The retail sector in particular has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

In the event that we have a concentration of properties in a particular geographic area, our operating results are likely to be impacted by economic changes affecting the real estate markets in that area. Your investment will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties.

Inflation may adversely affect our financial condition and results of operations.

Increases in the rate of inflation may adversely affect our net operating income from leases with stated rent increases or limits on the tenant’s obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which may impact our tenants’ sales and, with respect to those leases including percentage rent clauses, our average rents.

We may be restricted from re-leasing space at our retail properties.

Leases with retail tenants may contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

Our real estate investments may include single-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

We may acquire freestanding single-tenant properties. Single-tenant properties are relatively illiquid compared to other types of real estate and financial assets. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. Moreover, as the current lease nears expiration, it may be difficult to sell the property on terms and conditions that we consider favorable, if at all.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our Business Manager and Real Estate Managers in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on investments in real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

Short-term leases may expose us to the effects of declining market rent.

Certain types of the properties we may acquire, such as multi-family properties, typically have short-term leases with tenants. There is no assurance that we will be able to renew these leases as they expire or attract replacement tenants on comparable terms, if at all. Therefore, the returns we earn on this type of investment may be more volatile than the returns generated by properties with longer-term leases.

We will not own or control the land in any ground lease properties that we may acquire.

We may acquire property on land owned by a third party known as a “leasehold interest.” Although we will have a right to use the property, we do not retain fee ownership in the underlying land. Accordingly, we will have no economic interest in the land or building at the expiration of the leasehold interest. As a result, we will not share in any increase in value of the land associated with the underlying property. Further, because we do not control the underlying land, the lessor could take certain actions to disrupt our rights in the property or our tenants’ operation of the properties.

We may be unable to sell assets if or when we decide to do so.

Qualifying as a REIT and avoiding registration under the Investment Company Act as well as many other factors, such as general economic conditions, the availability of financing, interest rates and the supply and demand for the particular asset type, may limit our ability to sell real estate assets. These factors are beyond our control. We cannot predict whether we will be able to sell any real estate asset on favorable terms and conditions, if at all, or the length of time needed to sell an asset.

Sale-leaseback transactions may be recharacterized in a manner unfavorable to us.

We may from time to time enter into a sale-leaseback transaction where we purchase a property and then lease the property to the seller. The transaction may, however, be characterized as a financing instead of a sale in the case of the seller’s bankruptcy. In this case, we would not be treated as the owner of the property but rather as a creditor with no interest in the property itself. The seller may have the ability in a bankruptcy proceeding to restructure the financing by imposing new terms and conditions. The transaction also may be recharacterized as a joint venture. In this case, we would be treated as a joint venturer with liability, under some circumstances, for debts incurred by the seller relating to the property.

Operating expenses may increase in the future and to the extent these increases cannot be passed on to our tenants, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. Unless specifically provided for in a lease, there is no guarantee that we will be able to pass these increases on to our tenants. To the extent these increases cannot be passed on to our tenants, any increases would cause our cash flow and our operating results to decrease, which could have a material adverse effect on our ability to pay or sustain distributions.

We will depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, will be fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services.

An increase in real estate taxes may decrease our income from properties.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. Generally, from time to time our property taxes will increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. In fact, property taxes may increase even if the value of the underlying property declines. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through the tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our cash flow from operations and our ability to pay distributions.

Potential development and construction delays and resulting increased costs and risks may reduce cash flow from operations.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in these properties will be subject to the uncertainties generally associated with real estate development and construction, including those related to re-zoning land for development, environmental concerns of governmental entities or community groups and the developers’ ability to complete the property in conformity with plans, specifications, budgeted costs and timetables. If a developer fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A developer’s performance may also be affected or delayed by conditions beyond the developer’s control. Delays in completing construction could also give tenants the right to terminate leases. We may incur additional risks when we make periodic progress payments or other advances to developers before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to lease-up risks associated with newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures with third parties, to acquire real property from a development company that is engaged in construction and development of commercial real estate. We may be required to pay a substantial earnest money deposit at the time of contracting with a development entity. At the time of contracting and the payment of the earnest money deposit by us, the development company typically will have only a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. If the development company fails to develop the property or all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason, we may not be able to obtain a refund of our earnest money deposit.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells the property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

Uninsured losses or premiums for insurance coverage may adversely affect our returns.

The nature of the activities at certain properties we may acquire will expose us and our tenants or operators to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or that may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. These policies may or may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot provide any assurance that we will have adequate coverage for these losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of the particular asset will likely be reduced by the uninsured loss. In addition, we cannot provide any assurance that we will be able to fund any uninsured losses.

The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. We also are required to comply with various local, state and federal fire, health, life-safety and similar regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigating or remediating contaminated properties. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The cost of removing or remediating could be substantial. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use the property as collateral for borrowing.

Environmental laws and regulations also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures by us. Environmental laws and regulations provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, “green” building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. These requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

We may acquire properties in regions that are particularly susceptible to natural disasters.

We may acquire properties located in geographical areas that are regularly impacted by severe storms, such as hurricanes or tornados, or other natural disasters such as flooding or earthquakes. In addition, global climate change could result in heightened severe weather, thus further impacting these geographical areas. Natural disasters in these areas may cause damage to our properties beyond the scope of our insurance coverage, thus requiring us to make substantial expenditures to repair these properties and resulting in a loss of revenues from these properties. Any properties located near either coast may be exposed to more severe weather than properties located inland. Elements such as salt water and humidity in these areas can increase or accelerate wear on the properties’ weatherproofing and mechanical, electrical and other systems, and cause mold issues over time. As a result, we may incur additional operating costs and expenditures for capital improvements at properties that we acquire in these areas.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

The presence of mold at any of our properties could require us to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of mold could expose us to liability from our tenants, their employees and others if property damage or health concerns arise.

We may incur significant costs to comply with the Americans With Disabilities Act or similar laws.

Our properties will generally be subject to the Americans With Disabilities Act of 1990, as amended, which we refer to as the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities.

The requirements of the Disabilities Act or FHAA could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We cannot provide assurance that we will be able to acquire properties that comply with the Disabilities Act and the FHAA or that we will be able to place the burden on the seller or other third party, such as a tenant, to ensure compliance with these laws. We may incur significant costs to comply with these laws.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.

We may acquire properties located in areas that are susceptible to attack. In addition, any kind of terrorist activity, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could lessen travel by the public, which could have a negative effect on our operations. These attacks may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy. Any terrorist incident may, for example, deter people from traveling, which could affect the ability of some of our properties to generate operating income and therefore our ability to pay distributions. Additionally, increased economic volatility could adversely affect our tenants’ ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices.

Macro and micro economic factors impacting retail activity generally and retail focused real estate properties, in particular, will impact our performance.

The demand for retail space is closely related to the strengths or weaknesses in national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, excess amounts of retail space in a number of markets and competition for tenants with other retail centers in our markets. Customer traffic to these shopping areas may be adversely affected by the closing of stores in the same shopping center, or by a reduction in traffic to these stores resulting from a regional economic downturn, a general downturn in the local area where our properties are located, or a decline in the desirability of the shopping environment of a particular shopping center.

Competition with other retail channels may reduce our profitability and the return on your investment.

Our retail tenants will face potentially changing consumer preferences and increasing competition from other forms of retailing, such as catalogues and other forms of direct marketing, internet websites and telemarketing. Other retail centers within the market area of our properties will compete with our properties for customers, affecting their tenants’ cash flows and thus affecting their ability to pay rent.

Our revenue will be impacted by the success and economic viability of our anchor retail tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and adversely affect the returns on your investment.

In the retail sector, a tenant occupying all or a large portion of the gross leasable area of a retail center, commonly referred to as an anchor tenant, may become insolvent, may suffer a downturn in business, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to us and would adversely affect our financial condition. A lease termination by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases may permit cancellation or rent reduction if another tenant’s lease is terminated. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases in accordance with lease terms. In the event that we are unable to release the vacated space to a new anchor tenant, we may incur additional expenses in order to remodel the space to be able to re-lease the space to more than one tenant.

Competition may impede our ability to renew leases or re-let space as leases expire and require us to fund additional or unanticipated capital improvements.

Our retail centers will compete for tenants with other retail properties located near our properties. Competition for tenants may require us to fund monies for capital improvements to properties in either greater amounts or at earlier times than we would not have otherwise planned all of which could negatively impact our liquidity and potentially our results of operations. Also, failure to renew leases or re-let space as leases expire, would decrease our net income and cash flow. Further, vacant space at any one of our properties could result in a reduction of the number of people shopping at the center thus reducing the sales of other tenants at that property and potentially discouraging them from renewing their leases.

Risks Associated with Investments in Securities

Through owning real estate-related equity securities, we will be subject to the risks impacting each entity’s assets.

We intend to invest in real estate-related securities. Equity securities are always unsecured and subordinated to other obligations of the issuer. Investments in real estate-related equity securities are subject to the risks associated with investing directly in real estate assets and numerous additional risks including: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from, among other things, changes in prevailing interest rates in the overall market or related to a specific issuer, as well as changing investor perceptions of the market as a whole, REIT or real estate securities in particular or the specific issuer in question; (3) subordination to the liabilities of the issuer; (4) the possibility that earnings of the issuer may be insufficient for the issuer to meet its debt service obligations or to pay distributions; and (5) with respect to investments in real estate-related preferred equity securities, the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to redeem the securities. In addition, investments in real estate-related securities involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Investing in real estate-related securities will expose our results of operations and financial condition to the factors impacting the trading prices of publicly traded entities.

Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate-related securities in which we may invest.

Mortgage loans have experienced higher than historical rates of delinquency, foreclosure and loss during the recent dislocations in the world credit markets. These and other related events significantly impacted the capital markets associated not only with mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also the world credit and financial markets as a whole. Investing significant amounts in real estate-related securities, including CMBS, will expose our results of operations and financial condition to the volatility of the credit markets.

Because there may be significant uncertainty in the valuation of, or in the stability of the value of, certain securities holdings, the fair values of these investments might not reflect the prices that we would obtain if we sold these investments. Furthermore, these investments are subject to rapid changes in value caused by sudden developments that could have a material adverse effect on the value of these investments, and cause us to incur impairment charges or unrealized losses.

Investments in CMBS are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans. In a changing interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support designed to reduce credit risk may not be effective due, for example, to defaults by third-party guarantors.

CMBS are also subject to several risks created through the securitization process. Generally, CMBS are issued in classes or tranches similar to mortgage loans. To the extent that we invest in a subordinate class or tranche, we will be paid interest only to the extent that there are funds available after paying the senior class. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may prove to be inaccurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating may suggest, all of which may cause the returns on any CMBS investment to be less than anticipated.

Risks Associated with Debt Financing

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. Disruptions in the debt markets negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

Further, economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values of the real estate assets we acquire and in the collateral securing any loan investments we may make, which could have various negative impacts. Specifically, the value of collateral securing any loan investment we may make could decrease below the outstanding principal amounts of such loans, requiring us to pledge more collateral.

Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.

We may, in some instances, acquire properties by assuming existing financing or borrowing new monies. We may also borrow money for other purposes to, among other things, satisfy the requirement that we make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid. We also may borrow if we otherwise deem it necessary or advisable to assure that we continue to qualify as a REIT. Over the long term, however, payments required on any amounts we borrow reduce the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest on this debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount of cash flow from operations available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In such a case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For U.S. federal income tax purposes, a foreclosure is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

If we are unable to borrow at favorable rates, we may not be able to acquire new properties.

If we are unable to borrow money at favorable rates, we may be unable to acquire additional real estate assets or refinance existing loans at maturity. Further, we may enter into loan agreements or other credit arrangements that require us to pay interest on amounts we borrow at variable or “adjustable” rates. Increases in interest rates will increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase and we may not be able to pass on this added cost in the form of increased rents, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our properties in order to repay existing loans, which may not permit us to maximize the return on the particular properties being sold.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may enter into mortgage indebtedness that does not require us to pay principal for all or a portion of the life of the debt instrument. During the period when no principal payments are required, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal required during this period. After the interest-only period, we may be required either to make scheduled payments of principal and interest or to make a lump-sum or “balloon” payment at or prior to maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan if we do not have funds available or are unable to refinance the obligation.

Lenders may restrict certain aspects of our operations.

The terms and conditions contained in any of our loan documents may require us to maintain cash reserves, limit the aggregate amount we may borrow on a secured and unsecured basis, require us to satisfy restrictive financial covenants, prevent us from entering into certain business transactions, such as a merger, sale of assets or other business combination, restrict our leasing operations or require us to obtain consent from the lender to complete transactions or make investments that are ordinarily approved only by our board of directors. In addition, secured lenders may restrict our ability to discontinue insurance coverage on a mortgaged property even though we may believe that the insurance premiums paid to insure against certain losses, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are greater than the potential risk of loss.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

The terms of any loan that we may enter into may preclude us from pre-paying the principal amount of the loan, which could restrict us from selling or otherwise disposing of or refinancing properties. For example, lock-out provisions may, for a specified period of time, prohibit us from reducing the outstanding indebtedness secured by any of our properties, refinancing this indebtedness, or increasing the amount of indebtedness secured by our properties. Lock-out provisions could impair our ability to take other actions during the lock-out period. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

From time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. There is no assurance that our hedging strategy will achieve our objectives. We may be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract, increasing the risk that we may not realize the benefits of these instruments. As a result of the global credit crisis, there is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with an interest rate swap agreement could result in the loss of that collateral.

We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.

We expect to finance a portion of the purchase price for each property that we acquire. However, to ensure that our offers are as competitive as possible, we do not expect to enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations and distributions to stockholders. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest money and become subject to liquidated or other contractual damages and remedies.

The total amount we may borrow is limited by our charter.

Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to 75% of the cost of our assets, unless our board of directors (including a majority of our independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. This limit could adversely affect our business, including:

•	limiting our ability to purchase real estate assets;

•	causing us to lose our REIT status if we cannot borrow to fund the monies needed to satisfy the REIT distribution requirements;

•	causing operational problems if there are cash flow shortfalls for working capital purposes; and

•	causing the loss of a property if, for example, financing is necessary to cure a default on a mortgage.

Risks Related to Conflicts of Interest

IREIC may face a conflict of interest in allocating personnel and resources among its affiliates, our Business Manager and our Real Estate Managers.

We do not have any employees and will rely on persons performing services for our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of these persons, including but not limited to Mr. Goodwin, Mr. Sabshon, Ms. Lynch, Ms. Hrtanek, Ms. McGuinness, Mr. Sajdak and Ms. McNeeley, also provide services to one or more investment programs previously sponsored by IREIC. These individuals face competing demands for their time and service, and will be required to allocate their time among our business and assets and the business and assets of IREIC, its affiliates and the other programs formed and organized by IREIC. Certain of these individuals have fiduciary duties to both us and our stockholders. If these persons are unable to devote sufficient time or resources to our business due to the competing demands of the other programs, they may violate their fiduciary duties to us and our stockholders, which could harm the implementation of our investment strategy. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets, and our operating cash flows and ability to pay distributions could be adversely affected.

In addition, if another investment program sponsored by IREIC decides to become self-managed in the future, it may do so by hiring and retaining certain of the persons currently performing services for our Business Manager and Real Estate Managers, and, if it did so, would likely not allow these persons to perform services for us.

We do not have arm’s-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.

The agreements and arrangements with our Business Manager, our Real Estate Managers and any other affiliates of IREIC were not negotiated at arm’s-length. These agreements may contain terms and conditions that are not in our best interest or would not be present if we entered into arm’s length agreements with third parties.

The Business Manager and the Real Estate Managers and other affiliates of IREIC will face conflicts of interest caused by compensation or other arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

We will pay fees to the Business Manager and the Real Estate Managers and other affiliates of IREIC for services provided to us. Depending on the size of our portfolio and the revenues generated by the properties, these fees could be significant. For example, our Business Manager will receive fees based on the aggregate book value, including acquired intangibles, of our invested assets and the contract purchase price of our assets and for providing services in connection with the origination or refinancing of certain debt that we obtain. Our Business Manager may also receive units in the operating partnership based on performance and the special limited partner may realize incentive compensation from its interest. Further, our Real Estate Managers will receive fees based on the gross income from properties under management and may also receive market-based leasing and construction management fees. Other parties related to, or affiliated with, our Business Manager or Real Estate Managers, including Inland Securities, may also receive fees or cost reimbursements from us. These compensation or other arrangements may cause these entities to take or not take certain actions. For example, these arrangements may provide an incentive for our Business Manager to: (1) borrow more money than prudent to increase the amount we can invest; or (2) selling or not selling assets, or engaging or not engaging in other transactions such as a merger or listing even if we would be better served by pursuing or not pursuing these options. Further, the fact that we will pay the Business Manager an acquisition fee based on the contract purchase price of an asset may cause our Business Manager to negotiate a higher price for an asset than we otherwise would, or to purchase assets that may not otherwise be in our best interests. In addition, the right of the Business Manager including its designees to participate in the proceeds of the sale of our assets could result in our Business Manager recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Business Manager including its designees to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

The partnership agreement will require us to pay a performance-based termination distribution to the special limited partner or its designees if we terminate the business management agreement prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sales proceeds. Our independent directors must consider the payment of this fee when deciding whether it would be in our best interest to list our shares or dispose of our investments. In addition, the requirement to pay the distribution could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the distribution to the special limited partner. Moreover, our Business Manager will have the right to terminate the business management agreement for “managerial cause,” as defined in the Business Management Agreement, and thereby trigger the payment of the termination distribution to the special limited partner, which could have the effect of delaying, deferring or preventing the change of control.

Because we will conduct all of our operations through the operating partnership, we will depend on it and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of the operating partnership and its subsidiaries, which could adversely affect our ability to make distributions to you.

Because we will conduct all of our operations through the operating partnership, we will derive cash to pay distributions from the operating partnership and its subsidiaries. We cannot assure you that the operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders. Each of the operating partnership’s subsidiaries will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. Any claim you may have against us will be structurally subordinated to all existing and future liabilities and obligations of the operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of the operating partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and the operating partnerships and its subsidiaries liabilities and obligations have been paid in full.

We will rely on entities affiliated with IREIC to identify real estate assets.

We will rely, in part, on IREA and other affiliates of IREIC to identify suitable investment opportunities for us. Other public or private programs sponsored by IREIC or IPCC, including IRC, Inland Diversified and IREIT, also rely on these entities to identify potential investments. These entities have, in some cases, rights of first refusal or other pre-emptive rights to the properties that IREA identifies. Our right to acquire properties identified by IREA will be subject to the exercise of any prior rights vested in these entities. We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Allocation of Investment Opportunities” for additional discussion regarding the rights vested in other IREIC-sponsored entities.

Our properties may compete with the properties owned by other programs previously sponsored by IREIC or IPCC.

Certain IREIC- or IPCC-sponsored programs own and manage the type of properties that we intend to own, including in the same geographical areas. Therefore, our properties, especially those located in the same geographical area, may compete for tenants or purchasers with other properties owned and managed by other IREIC- or IPCC-sponsored programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by IREIC- or IPCC-sponsored programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants. In addition, a conflict could arise in connection with the resale of properties in the event that we and another IREIC- or IPCC-sponsored program were to attempt to sell similar properties at the same time, including in particular in the event another IREIC- or IPCC-sponsored program engages in a liquidity event at approximately the same time as us, thus impacting our ability to sell the property or complete a proposed liquidity event.

Inland Securities, the dealer manager of this offering, is an affiliate of IREIC.

Inland Securities is an affiliate of IREIC and is not, therefore, independent. Thus, investors will not have the benefit of an independent due diligence review and investigation of the type normally performed by unaffiliated, independent underwriters in securities offerings. Further, the agreement with Inland Securities, including fees and expenses payable thereunder, was not negotiated at arm’s length.

We have the same legal counsel as our dealer manager and certain of its affiliates.

Our legal counsel also serves as the legal counsel to Inland Securities and from time to time other entities that are affiliated with our sponsor. Under applicable legal ethics rules, our counsel may be precluded from representing us due to a conflict of interest between us and our dealer manager or any of those other entities. If any situation arises in which our interests are in conflict with those of our dealer manager or its affiliates, we would be required to retain additional counsel and may incur additional fees and expenses.

Risks Related to Our Corporate Structure

Our rights, and the rights of our stockholders, to recover claims against our officers, directors, Business Manager and Real Estate Managers are limited.

Under our charter, no director or officer will be liable to us or to any stockholder for money damages to the extent that Maryland law and our charter permits the limitation of the liability of directors and officers of a corporation and we must generally indemnify and advance expenses to our directors, officers, and employees, the Business Manager, the Real Estate Managers and their respective affiliates. However, we may not indemnify any of them for any losses or liabilities suffered by any of them or hold any of them harmless for any losses or liabilities suffered by us unless: (1) these persons or entities have determined in good faith that the course of conduct that caused the loss or liability was in our best interest; (2) these persons or entities were acting on our behalf or performing services for us; (3) the loss or liability was not the result of the negligence or misconduct of the directors (gross negligence or willful misconduct of the independent directors), officers, employees, Business Manager or Real Estate Managers or their respective affiliates; or (4) the indemnity or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. As a result, we and our stockholders may have more limited rights against our directors, officers and employees, our Business Manager, the Real Estate Managers and their respective affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers and employees or our Business Manager and the Real Estate Managers and their respective affiliates in some cases.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to protect themselves from unsolicited proposals or offers to acquire the company by electing to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

•	staggering the board of directors into three classes;

•	requiring a two-thirds vote of stockholders to remove directors;

•	providing that only the board can fix the size of the board;

•	providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	requiring that special stockholders meetings be called only by holders of shares entitled to cast a majority of the votes entitled to be cast at the meeting.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders’ shares. Our charter does not prohibit our board from opting into any of the above provisions.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an “interested stockholder” or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

•

two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder unless, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its common stock.

Our directors have adopted a resolution exempting any business combination involving us and The Inland Group or any affiliate of The Inland Group, including our Business Manager and Real Estate Managers, from the provisions of this law.

Our charter places limits on the amount of common stock that any person may own without the prior approval of our board of directors.

No more than 50% of the outstanding shares of our common stock may be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year (other than the first taxable year for which an election to be a REIT has been made). Our charter prohibits any persons or groups from owning or controlling more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board of directors. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets that might involve a premium price for holders of our common stock. Further, any person or group attempting to purchase shares exceeding these limits could be compelled to sell the additional shares and, as a result, to forfeit the benefits of owning the additional shares.

Our charter permits our board of directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to issue up to 50,000,000 shares of preferred stock without stockholder approval. Further, our board may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a “control share acquisition.”

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply: (1) to shares acquired in a merger, consolidation or share exchange if the Maryland corporation is a party to the transaction; or (2) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future. For a more detailed discussion on the Maryland laws governing control share acquisitions, see “Description of Securities — Certain Provisions of Maryland Corporate Law and Our Charter and Bylaws — Control Share Acquisition.”

U.S. Federal Income Tax Risks

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and state and local income tax, and would adversely affect our operations and the value of our common stock.

We intend to elect and qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2014 or our first year of material operations and intend to operate in a manner that would allow us to qualify as a REIT. However, we may terminate our REIT qualification, if our board of directors determines that not qualifying as a REIT is in our best interests. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, including tax counsel, as to our eligibility to qualify or remain qualified as a REIT is not binding on the IRS and is not a guarantee that we will qualify, or continue to qualify, as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify or remain qualified as a REIT. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization would jeopardize our ability to satisfy all requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Even if we qualify as a REIT, in certain circumstances, we may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also will be subject to corporate tax on any undistributed taxable income. We also may be subject to state and local taxes on our income, property or net worth, including franchise, payroll and transfer taxes, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Early investors may receive tax benefits from our election to accelerate depreciation expense deductions of certain components of our investments, including land improvements and fixtures, which later investors may not benefit from.

For U.S. federal income tax purposes, distributions received, including distributions that are reinvested pursuant to our distribution reinvestment plan, by our investors generally will be considered ordinary dividends to the extent that the distributions are paid out of our current and accumulated earnings and profits (excluding distributions of amounts either attributable to income subject to corporate-level taxation or designated as a capital gain dividend). However, depreciation expenses, among other deductible items, reduce taxable income and earnings and profits but do not reduce cash available for distribution. To the extent that a portion of any distributions to our investors exceed our current and accumulated earnings and profits, that portion will be considered a return of capital (a non-taxable distribution) for U.S. federal income tax purposes up to the amount of their tax basis in their shares (and any excess over their tax basis in their shares will result in capital gain from the deemed disposition of the investors’ shares). The amount of distributions considered a return of capital for U.S. federal income tax purposes will not be subject to tax immediately but will instead reduce the tax basis of our investors’ investments, generally deferring any tax on that portion of the distribution until they sell their shares or we liquidate. Because we may choose to increase depreciation expense deductions in the earlier years after acquisition of an asset, for U.S. federal income tax purposes, of certain components of our investments, including land improvements and fixtures through the use of cost segregation studies, our early investors may benefit to the extent that increased depreciation causes all or a portion of the distributions they receive to be considered a return of capital for U.S. federal income tax purposes thereby deferring tax on those distributions, while later investors may not benefit to the extent that the depreciation of these components has already been deducted.

If we fail to invest a sufficient amount of the net proceeds from this offering in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from this offering in securities that are not treated as real estate assets for REIT qualification purposes and income from these investments generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. In order to satisfy these requirements, we may invest in one or more assets on terms and conditions that are not otherwise favorable to us, which ultimately could materially and adversely affect our financial condition and operating results. Alternatively, if we are unable to invest a sufficient amount of the net proceeds from sales of our stock in qualifying real estate assets within the one-year period, we could fail to satisfy one or more of the gross income or asset tests and we could be limited to investing all or a portion of any remaining funds in cash or certain cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.

To qualify as a REIT we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce your overall return.

In order to qualify as a REIT, we must make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. It is possible that we might not always be able to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

For so long as we qualify as a REIT, our ability to dispose of property during the first few years following acquisition may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or indirectly through any subsidiary entity, including the operating partnership, but generally excluding taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Determining whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. During the time as we qualify as a REIT, we intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a taxable REIT subsidiary (but such taxable REIT subsidiary will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary, will be treated as a prohibited transaction, or (c) structuring certain dispositions of our properties to comply with the requirements of the prohibited transaction safe harbor available under the Code for properties that, among other requirements, have been held for production of rental income for at least two years. No assurance can be given that any particular property we own, directly or through any subsidiary entity, including the operating partnership, but generally excluding taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

Our taxable REIT subsidiaries are subject to corporate-level taxes and our dealings with our taxable REIT subsidiaries may be subject to 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the gross value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross income from operations pursuant to management contracts. Accordingly, we may use taxable REIT subsidiaries generally to hold properties for sale in the ordinary course of a trade or business or to hold assets or conduct activities that we cannot conduct directly as a REIT. A taxable REIT subsidiary will be subject to applicable U.S. federal, state, local and foreign income tax on its taxable income. In addition, the rules, which are applicable to us as a REIT, also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income from real estate and could be characterized by the IRS as non-qualifying income for purposes of satisfying the 75% and 95% gross income tests required for REIT qualification. If the aggregate of non-qualifying income under the 95% gross income test in any taxable year ever exceeded 5% of our gross revenues for the taxable year or non-qualifying income under the 75% gross income test in any taxable year ever exceeded 25% of our gross revenues for the taxable year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status unless we are entitled to a relief provision under the Code.

If the operating partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

If the IRS were to successfully challenge the status of the operating partnership as a partnership or disregarded entity for such purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that the operating partnership could make to us. This also would result in our failing to qualify as a REIT, and becoming subject to a corporate level tax on our income. This substantially would reduce our cash available to pay distributions and the yield on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our REIT qualification.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income, which may reduce your anticipated return from an investment in us.

Distributions that we make to our taxable stockholders to the extent of our current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (2) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from non-REIT corporations, such as our taxable REIT subsidiaries, or (3) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital distribution is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

Our stockholders may have tax liability on distributions that they elect to reinvest in common stock, but they would not receive the cash from such distributions to pay such tax liability.

If our stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless a stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on the value of the shares of common stock received.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. Tax rates could be changed in future legislation.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we are required to make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased).

There is no de minimis exception with respect to preferential dividends. Therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could increase the cost of our hedging activities because our taxable REIT subsidiaries would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a taxable REIT subsidiary generally will not provide any tax benefit, except for being carried forward against future taxable income of such taxable REIT subsidiary.

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than securities of one or more taxable REIT subsidiaries, government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than securities of one or more taxable REIT subsidiaries, government securities and qualified real estate assets), and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate assets from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. While we intend to elect and qualify to be taxed as a REIT, we may not elect to be treated as a REIT or may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel’s tax opinion is based upon existing law, applicable as of the date of its opinion, all of which will be subject to change, either prospectively or retroactively.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

The share ownership restrictions of the Code for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in our shares of stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares of stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns our shares of stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help insure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of our shares of stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT while we so qualify. Unless exempted prospectively or retroactively by our board of directors, for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the

9.8% ownership limit would result in the termination of our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to continue to so qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon the disposition of our shares.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, capital gain distributions attributable to sales or exchanges of “U.S. real property interests,” or USRPIs, generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (a) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (b) the non-U.S. stockholder does not own more than 5% of the class of our stock at any time during the one-year period ending on the date the distribution is received. We do not anticipate that our shares will be “regularly traded” on an established securities market for the foreseeable future, and therefore, this exception is not expected to apply.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA. Our common stock will not constitute a USRPI so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot assure you, that we will be a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if: (a) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 5% or less of our common stock at any time during the five-year period ending on the date of the sale. However, it is not anticipated that our common stock will be “regularly traded” on an established market. We encourage you to consult your tax advisor to determine the tax consequences applicable to you if you are a non-U.S. stockholder.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a “pension-held REIT,” (b) a tax-exempt stockholder has incurred (or is deemed to have incurred) debt to purchase or hold our common stock, or (c) a holder of common stock is a certain type of tax-exempt stockholder, dividends on, and gains recognized on the sale of, common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Retirement Plan Risks

Investors subject to ERISA must address special considerations when determining whether to acquire our common stock.

Fiduciaries of a pension, profit-sharing or other employee benefit plans subject to ERISA should consider whether investing in our common stock: is subject to the “plan assets” rules under ERISA and the Code; satisfies the fiduciary standards of care established under ERISA; is subject to the unrelated business taxation rules under Section 511 of the Code; or constitutes a prohibited transaction under ERISA or the Code.

We intend to satisfy an exception to the plan assets regulations promulgated pursuant to ERISA. Consequently, our assets should not be treated as plan assets of an investing plan subject to ERISA. We cannot assure you, however, that an exception will apply to our assets and, if not, our assets may be treated as plan assets of an investing plan subject to ERISA. Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by using words such as “may,” “will,” “expects,” “anticipates,” “believes,” “intends,” “should,” “estimates,” “could” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed above under the heading “Risk Factors” above. We do not undertake to publicly update or revise any forward-looking statements, whether as a result as new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

SELECTED FINANCIAL DATA

We are a newly formed entity without any operating history. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus.

COMPENSATION TABLE

The following table describes the compensation we expect to pay to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Managers and their respective affiliates. We also will reimburse these entities for expenses incurred in performing services on our behalf. In those instances in which there are maximum amounts or ceilings on the compensation that may be received, excess amounts may not be recovered by reclassifying them under a different compensation or fee category. Our independent directors will determine, from time to time but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income, and the fees and expenses of other comparable unaffiliated REITs. Each determination will be reflected in the minutes of our board of directors meetings. The estimated amounts of fees listed in the following table are based on the assumptions that (a) the sale of 80% Class A Shares and 20% of Class C Shares in the primary offering, based on the initial offering price of $25.00 and $23.56 per Class A and Class C share, respectively and (b) the net proceeds of the offering available for investment are approximately $222,750,000 as discussed under “Estimated Use of Proceeds.”

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Offering Stage

Selling Commissions — Inland Securities and Participating Soliciting Dealers(1)(2)(3)	We will pay Inland Securities a selling commission equal to $1.75, or 7.0% of the sale price, for each Class A Share and $0.35, or approximately 1.5% of the sale price, for each Class C Share sold in the primary offering, subject to reduction for special sales under the circumstances as described in the “Plan of Distribution — Compensation We Pay For the Sale of Our Shares.” Inland Securities anticipates reallowing (paying) the full amount of the selling commissions to participating soliciting dealers.

$118,000 / $14.8 million
($112,000 / $14.0 million for the Class A Shares and $6,000 / $750,000 for the Class C Shares) (assumes no special sales)

Assuming we sell the maximum offering amount of either 100% of Class A Shares or Class C Shares, the maximum amount of selling commissions payable to the dealer manager would be $17.5 million or $3.75 million respectively.

Dealer Manager Fee — Inland Securities and Participating Soliciting Dealers(1)(2)(3)	We will pay Inland Securities a dealer manager fee in an amount equal to $0.75 per Class A Share and $0.71 per Class C Share, or approximately 3.0% of the price of each Class A Share or Class C Share sold in the primary offering. Inland Securities may reallow (pay) up to 1.5% of the price per share, out of this dealer manager fee, to participating soliciting dealers. We will not pay the dealer manager fee in connection with special sales, except as specifically set forth in “Plan of Distribution — Compensation We Pay For the Sale of Our Shares.”

$60,000 / $7.5 million
($48,000 / $6.0 million for the Class A Shares and $12,000 / $1.5 million for the Class C Shares) (assumes no special sales)

Assuming we sell the maximum offering amount of either 100% of Class A Shares or Class C Shares, the maximum amount of dealer manager fees payable to the dealer manager in either case would be $7.5 million.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Issuer Costs — IREIC, its affiliates, Inland Securities and Participating Soliciting Dealers, our Business Manager and other Third Parties(1)(3)	We will reimburse IREIC, its affiliates and third parties for any issuer costs that they pay on our behalf, in an amount not to exceed 2.0% of the gross offering proceeds from shares sold over the life of the primary offering. These costs include reimbursing Inland Securities and participating soliciting dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities. Our Business Manager or its affiliates will pay or reimburse any organization and offering expenses, including any “issuer costs,” that exceed approximately 12.0% of the gross offering proceeds allocable to sales of Class A Shares and approximately 6.5% of the gross offering proceeds allocable to sales of Class C Shares sold over the life of the primary offering.	$40,000 / $5.0 million ($32,000 / $4.0 million for the Class A Shares and $8,000 / $1.0 million for the Class C Shares)

Acquisitions and Operations Stage(4)

Acquisition Fees — our Business Manager

We will pay our Business Manager or its affiliates a fee equal to 1.5% of the “contract purchase price” of each property and real estate related asset we acquire, including any incremental interest therein, including by way of exchanging a debt interest for an equity interest (excluding the contribution of an asset owned, directly or indirectly, by us to a joint venture) or developing, constructing, renovating, or otherwise physically improving an asset, including but not limited to major tenant upgrades, whether pursuant to allowances, concessions or rent abatements provided for at the time the asset is acquired. In the case of an asset acquired through a joint venture, the acquisition fee payable will be proportionate to our ownership interest in the venture.

For the purpose of calculating acquisition fees, the “contract purchase price” will be equal to the amount of monies or other consideration paid or contributed by us either to acquire, directly or indirectly, any property or real estate related asset or an incremental interest in the property or real estate related asset, and including, without duplication, any indebtedness for money borrowed to finance the purchase, indebtedness secured by the property or real estate related asset, which is assumed, or indebtedness that is refinanced or restructured, all in connection with the acquisition, and which is or will be secured by the property or real estate related asset at the time of the acquisition or to develop, construct, renovate or otherwise improve that property. The contract purchase price will exclude acquisition fees and acquisition expenses.

$26,730 / $3.3 million
($21,120 / $2.6 million for the Class A Shares and $5,610 / $701,250 million for the Class C Shares)
(assumes no borrowings)

$40,095 / $5.0 million
($31,680 / $4.0 million for the Class A Shares and $8,415 / $1.0 million for the Class C Shares)
(assumes aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy)

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Acquisition Expenses — our Business Manager, Real Estate Managers and their Affiliates

We will reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, including IREA and its respective affiliates, as well as third parties, for any investment-related expenses they pay in connection with selecting, evaluating or acquiring any investment in real estate assets, regardless of whether we acquire a particular real estate asset, subject to the limits in our charter. Examples of reimbursable expenses include but are not limited to legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party broker or finder’s fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs.

We expect that acquisition expenses will be equal to approximately 0.5% of the contract purchase price of each real estate asset acquired. This amount was estimated by us, for illustrative purposes, based on the prior experience of IREIC, our sponsor, in connection with six other REITs it has sponsored. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired.

$8,910 / $1.1 million
($7,040 / $880,000 for the Class A Shares and $1,870 / $233,750 for the Class C Shares) (assumes no borrowings)

$13,365 / $1.7 million
($10,560 / $1.3 million for the Class A Shares and $2,805 / $350,625 for the Class C Shares) (assumes aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy)

Business Management Fees — our Business Manager	We will pay the business management fee for services provided or arranged by our Business Manager, such as managing our day-to-day business operations, arranging for the services provided by other affiliates and overseeing these services, administering our bookkeeping and accounting functions, consulting with our board, overseeing our assets and providing other services as our board deems appropriate. We will pay our Business Manager an annual business management fee equal to 0.65% of our “average invested assets,” payable quarterly in an amount equal to 0.1625% of our average invested assets as of the last day of the immediately preceding quarter. Our Business Manager may decide, in its sole discretion, to be paid in either cash or the equivalent amount of our Class A Shares, or a combination thereof. For these purposes, the price for each Class A Share will be equal to the estimated value per share as determined by the most recent appraisal performed by an	Not determinable at this time. The actual amount of the business management fee will depend on the carrying value of our assets.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

independent third party. If we have not published an estimate of value, the price will be equal to $22.50 per share (the gross offering price of the Class A Shares net of sales commissions and the dealer manager fee). To increase our cash flow from operating activities, the Business Manager may also, in its sole discretion, choose to waive or defer some or all of the fee due for any particular quarter. Any fee that is deferred or waived will not bear interest. The Business Manager is not under any obligation to waive this fee.

“Average invested assets” means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities and consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter.

Separate and distinct from any business management fees, we also will reimburse our Business Manager or any affiliate for all expenses that it, or any affiliate including IREIC, pays or incurs on our behalf including, but not limited to, the salaries, bonuses, benefits and severance payments for persons performing services for the Business Manager or its affiliates on our behalf, except for the salaries, bonuses, benefits and severance payments for persons who serve as our executive officers or as an executive officer of our Business Manager. For these purposes, secretary will not be considered an “executive officer.”

Subordinated Management Performance Interest — our Business Manager	In consideration for providing continuing services under the Business Management Agreement, our Business Manager will receive subordinated management performance interests referred to herein as “performance interests” in our operating partnership based on the annual “additional total return” described below and generated each year on the Class A Shares and Class C Shares. For these purposes, “additional total return” on the Class A Shares will be equal to 15% of (a) (1) the amount by which the per share distributions paid during the current calendar year on the Class A Shares exceed	The actual amount will depend on our performance and the value of our shares.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

$1.50 plus (2) the per share increase in the “value” of the Class A Shares as of December 31 of the current year compared to the “value” of the shares on December 31 of the prior year, (3) the sum of (a) (1) and (a) (2) multiplied by the number of Class A Shares outstanding on December 31 of the current year. The “additional total return” on the Class C Shares will be equal to 15% of (b) (1) the amount by which the per share distributions on the Class C Shares exceeds $1.41 plus (2) the per share increase in the “value” of the Class C Shares as of December 31 of the current year compared to the “value” of the Class C Shares on December 31 of the prior year (3) the sum of (b) (1) and (b) (2) multiplied by the number of Class C Shares outstanding on December 31 of the current year.

Each year that we generate “additional total return,” our operating partnership will issue to our Business Manager Class M-1 and Class M-2 units (representing the “additional total return” on the Class A and Class C Shares, respectively) equal to the quotient of the “additional total return” on the applicable class of share for the current year divided by the “value” of the applicable class of shares for the current year. For these purposes only, the “value” of the Class A and Class C Shares during this primary offering will be equal to $22.50 per share (the gross offering price less selling commissions and the dealer manager fee). We do not expect the “value” of either class to change during the term of this primary offering. After the primary offering is completed, the “value” of the Class A and Class C Shares, in any particular year, will be equal to (x) (1) the gross offering price less any selling commissions and dealer manager fees on the Class A or Class C Shares in a follow-on offering or (2) in the absence of a follow-on offering, the “estimated value” of the shares that we may publish from time to time to assist broker dealers to satisfy their reporting obligations for customer account statement purposes, (y) the actual value accorded to the Class A and Class C Shares in connection with any merger or sale, or (z) if the Shares are “listed,” the volume weighted average closing price of the Class A and Class C Shares, as applicable, for the last thirty trading days of the current year, or such shorter period as the Shares have been “listed,” during the current year. The Class M-1 and Class M-2 Units will vest as described below.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

The Business Manager will be entitled to receive distributions on the vested and unvested Class M-1 and Class M-2 Units at the same rate as distributions are paid on the Class A and Class C Shares, respectively. There is no assurance that we will actually pay distributions equal to or in excess of the per share distributions set forth above or that our “value” will increase.

Class M-1 and M-2 Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; and (b) any one of the following events occurs concurrently with or subsequently to achieving the economic hurdle described above: (i) a listing of our common stock on a national securities exchange; (ii) a transaction to which we or our operating partnership shall are party, as a result of which Class A Units and Class C Units or our common stock will be exchanged for, or converted into the right, or the holders of these securities will otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Business Management Agreement without cause or for managerial cause as defined in the Business Management Agreement as described herein. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated for any reason other than a termination without cause or for managerial cause. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated without cause by an affirmative vote of a majority of our independent directors before the economic hurdle described above has been met.

After a Class M-1 or Class M-2 Unit is no longer subject to forfeiture as described in the previous paragraph, if the capital account attributable to such Class M-1 or Class M-2 Unit has been sufficiently adjusted pursuant to the special allocations described below in “Summary of Our Operating Partnership — Allocations,” the Class M-1 or Class M-2 Unit will automatically convert into a Class A or Class C Unit, respectively.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)
Real Estate Management Fees, Leasing Fees and Construction Management Fees — our Real Estate Managers

We will pay our Real Estate Managers a monthly management fee of up to 1.9% of the gross income from any single-tenant, net-leased property managed directly by the Real Estate Managers or their affiliates, and up to 3.9% of the gross income from any other property managed directly by the Real Estate Managers or its affiliates. Each Real Estate Managers may reduce, in its sole discretion, the amount of the fee payable in connection with a particular property, subject to these limits. A reduction in the amount of the management fee for a particular property will assist the Company in earning a target yield for that particular property. For each property that is managed directly by our Real Estate Managers or its affiliates, we will pay the Real Estate Managers a separate leasing fee based upon prevailing market rates applicable to the geographic market of that property. If we engage our Real Estate Managers to provide construction management services for a property, we also will pay a separate construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project.

We also will reimburse the Real Estate Managers and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses, benefits and severance payments for persons performing services for the Real Estate Managers and its affiliates (excluding the executive officers of the Real Estate Managers). See “Management — Real Estate Management Agreement” for more information about the services provided or arranged by our Real Estate Managers.

The actual amount will depend on the gross income, as defined in our management agreements, generated by properties managed by our Real Estate Managers and its affiliates, and cannot be determined at the present time.

Expense Reimbursement — IREIC, our Business Manager and their Affiliates	We will reimburse IREIC, our Business Manager and their respective affiliates, including the service providers, for any expenses that they pay or incur on our behalf in providing services to us, including all expenses and the costs of salaries, bonuses, benefits and severance payments for persons performing services for these entities on our behalf (except for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our Business Manager). Expenses include, but are not limited to: issuer costs, expenses incurred in connection with any sale of assets or any contribution of assets to a joint venture; expenses incurred in connection with any liquidity event; taxes and	The actual amount will depend on the services provided and the method by which reimbursement rates are calculated. Actual amounts cannot be determined at the present time.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

assessments on income or real property; premiums and other associated fees for insurance policies including director and officer liability insurance; expenses associated with investor communications including the cost of preparing, printing and mailing annual reports, proxy statements and other reports required by governmental entities; administrative service expenses charged to, or for the benefit of, us by third parties; audit, accounting and legal fees charged to, or for the benefit of, us by third parties; transfer agent and registrar’s fees and charges paid to third parties; and expenses relating to any offices or office facilities maintained solely for our benefit that are separate and distinct from our executive offices. See “Management — The Business Management Agreement — Service Provider Agreements” for a description of how we may reimburse these service providers.

We also will reimburse our Business Manager and its affiliates for costs and expenses our Business Manager incurs in connection with becoming self-managed pursuant to the process set forth in our business management agreement.

Distribution and Stockholder Servicing Fee — Inland Securities(1)(5)

As part of the Company’s operational expenses, we will pay to our dealer manager an annual fee equal to 1.0% of the purchase price or estimated value per Class C Share. The distribution and stockholder servicing fee will accrue daily and be paid quarterly in arrears.

We will cease paying the distribution and stockholder servicing fee with respect to the Class C shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee.

The distribution and stockholder servicing fee is payable with respect to all Class C Shares purchased in our primary offering. We will not pay the distribution and stockholder servicing fee with respect to either Class A Shares or those Class C

If the minimum amount of $2.0 million in shares is sold in the offering, of which $400,000 in value are Class C Shares, the amount of distribution and stockholder servicing fees payable to Inland Securities on an annual basis will be $4,000 for the Class C Shares, of which 100% will be reallowed (paid) to the soliciting dealers. If the maximum amount of $250 million in shares is sold in the offering, of which $50 million are Class C Shares, the amount of distribution and stockholder servicing fees payable to Inland Securities on an annual basis will be $500,000 for the Class C Shares, 100% of which will be reallowed

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

Shares issued under our distribution reinvestment plan. If an investor chooses to invest in our Class C Shares, this entire commission will ultimately be paid to that investor’s broker-dealer of record.

(paid) to the soliciting dealers.

We estimate that the aggregate maximum amount of distribution and stockholder servicing fees on the Class C Shares payable to Inland Securities over the life of the company will be approximately $2.75 million before the 10% underwriting compensation limit is reached. This estimated aggregate maximum amount of distribution and stockholder servicing fees assumes that (1) we sell the maximum offering amount of $250 million in shares (consisting of $200.0 million in Class A Shares, at $25.0 per share, and $50 million in Class C Shares, at $23.56 per share) and therefore, the maximum amount of underwriting compensation from all sources is $25.0 million, which is 10% of the maximum amount of gross offering proceeds, and (2) all other underwriting compensation other than the distribution and stockholder servicing fees will equal $22.25 million, which includes the maximum selling commissions and dealer manager fees payable (of which $20.0 million and $2.25 million is attributable to the Class A and Class C Shares, respectively), as set forth under “Plan of Distribution

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

— Compensation We Pay For the Sale of Our Shares,” and an estimated $0 of other organization and offering expenses constituting underwriting compensation that will not be paid from the dealer manager fee.

Assuming we sell the maximum offering amount, and all shares sold are Class C Shares, the amount of distribution and stockholder servicing fees on an annual basis would be $2.5 million.

Mortgage Financing Fee — our Business Manager and its Affiliates

If our Business Manager, or its affiliates, provides services in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other assets, or that is assumed, directly or indirectly, in connection with the acquisition of properties or other assets, we will pay our Business Manager, or its affiliates, a mortgage financing fee equal to 1.0% of the amount available or outstanding under the financing or the assumed debt.

The services provided by our Business Manager, or its affiliates, in consideration for the Mortgage Financing Fee include, but are not limited to, contacting various lenders to obtain quotes and compiling the quotes, complete applications and rate locks, preparing due diligence documentation and insurance certificates, arranging site inspections, reviewing and negotiating loan documents and preparing internal closing statements.

Actual amounts cannot be determined at the present time.

Liquidation Stage

Real Estate Sales Commission — our Business Manager	For substantial assistance in connection with the sale of properties, we will pay our Business Manager or affiliates designated by the Business Manager a real estate sales commission equal to an amount not to exceed the lesser of: (i) one-half of the customary commission paid to a third-party broker for the sale of a comparable property; (ii) 1.0% of the gross sales price of the property sold and, when added to all other real estate commissions paid to unaffiliated parties in connection with the applicable sale, the real	The actual amounts to be received will depend upon the gross sales price of our properties and the customary commissions paid to third-party brokers and, therefore, cannot be determined at the present time.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

estate sales commission may not exceed the lesser of a competitive real estate commission or 3.0% of the gross sales price of the property. Substantial assistance in connection with the sale of a property includes the preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or other substantial services performed by in connection with a sale.

Subordinated Incentive Participation — the special limited partner or its designees

Upon a “triggering event,” the special limited partner will be entitled to receive the subordinated incentive participation in an amount equal to 15.0% of the amount by which (1) the “liquidity amount” (as defined below) exceeds (2) the “aggregate invested capital,” less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them a 6.0% per annum cumulative, pre-tax non-compounded return on the aggregate invested capital, all measured as of the triggering event referred to herein as the “required return.” If we have not satisfied the required return at the time of the applicable triggering event, the participation will be paid at the time that we have satisfied the required return. The subordinated incentive participation will be paid in addition to any real estate sales commissions paid to our Business Manager or its affiliates in connection with the sale of properties.

As used herein, a “triggering event” means any sale of assets (excluding the sale of marketable securities), in which the net sales proceeds are specifically identified and distributed to our stockholders, or any liquidity event, such as a listing or any merger, reorganization, business combination, share exchange or acquisition or other similar transaction, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange.

“Aggregate invested capital” means the aggregate original issue price paid for the shares of our common stock, before reduction for organization and offering expenses, reduced by any distribution of sale or financing proceeds and by purchases of our common stock through our share repurchase program.

The actual amount will depend on numerous variables and cannot be determined at the present time.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

For purposes of this subordinated incentive participation, the “liquidity amount” will be calculated as follows:

•    In the case of the sale of our assets, the liquidity amount will be equal to the net sales proceeds realized by us from the sale of assets since inception and not otherwise reinvested in new assets, or distributed to stockholders as a special distribution, plus the total amount of any other distributions paid by us from inception until the date that the liquidity amount is determined.

•    In the case of a listing or any merger, reorganization, business combination, share exchange, acquisition or other similar transaction in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange, as full or partial consideration for their shares, the “liquidity amount” will be equal to the cash received plus the “market value” of shares or any securities received by stockholders plus the total distributions paid by us from inception until the date that the liquidity amount is determined. “Market value” means the value determined as follows: (1) in the case of the listing of our shares, or the common stock of one or more subsidiaries, on a national securities exchange, the volume weighted average closing price over the period of the first 30 consecutive trading days during which our shares, or the shares of the common stock of one or more subsidiaries, as applicable, are eligible for trading, beginning on the 180th day after the applicable listing, multiplied by the number of our shares, or the shares of the common stock of the applicable subsidiary, as applicable, outstanding on the date of measurement, provided that, in the case of a listing for less than all of our shares (e.g., a phased listing), the calculation of market value will apply only to the portion of our shares, or shares of the common stock of the applicable subsidiary, that are listed and available to trade; or (2) in the case of the receipt by our stockholders of securities of another entity that are listed on a national securities exchange prior to, or that become listed concurrent with, the consummation of the liquidity event, as follows:

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering ($2.0 million in shares) / Maximum Offering ($250 million in shares)

(a) in the case of shares trading before consummation of the liquidity event, the value ascribed to the shares in the transaction giving rise to the liquidity event, multiplied by the number of those shares issued to our stockholders in respect of the transaction; and (b) in the case of shares which become listed concurrent with the closing of the transaction giving rise to the liquidity event, the volume weighted average closing price over the period of 30 consecutive trading days during which the shares are eligible for trading, beginning on the 180th day after the applicable listing, multiplied by the number of those shares issued to our stockholders in respect of the transaction. In addition, any cash consideration received by our stockholders in connection with any liquidity event will be added to the market value determined in accordance with clause (1) or (2).

If the event the business management agreement is terminated, after the occurrence of a triggering event, pursuant to a self-management transaction made in accordance with the transition process set forth in that agreement, the special limited partner, or its successor or designee, will be entitled to any subordinated incentive participation, as applicable, in connection with the triggering event, including any fee that requires determining market value at a point after the closing of a self-management transaction.

(1)	In no event will the amount of underwriting compensation we pay to FINRA members, including selling commissions, the dealer manager fee and the distribution and stockholder servicing fee, exceed FINRA’s 10% cap on underwriting compensation. All amounts deemed to be “underwriting compensation” by FINRA will be subject to FINRA’s 10% cap. In connection with the minimum offering and FINRA’s 10% cap, our dealer manager will advance all the fixed expenses, including, but not limited to, wholesaling salaries, salaries of dual employees allocated to wholesaling activities, and other fixed expenses (including, but not limited to wholesaling expense reimbursements and the dealer manager’s legal costs associated with filing the offering with FINRA), that are required to be included within FINRA’s 10% cap to ensure that the aggregate underwriting compensation paid in connection with the offering does not exceed FINRA’s 10% cap. Also, our dealer manager will repay to the company any compensation over FINRA’s 10% cap if the offering is abruptly terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds.
(2)	Inland Securities or any of its or our directors, officers, employees or affiliates or any directors, officers and employees of its affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), may purchase shares net of sales commissions and the dealer manager fee for $22.50 per share of Class A Shares. Each soliciting dealer and their respective directors, officers, employees or affiliates may purchase shares net of selling commissions, but not dealer manager fees, for $23.25 per share of Class A Shares.

(3)	We will not pay selling commissions or the dealer manager fee or reimburse issuer costs, including due diligence expenses, in connection with shares of common stock issued through our distribution reinvestment plan.

(4)	For any year in which we qualify as a REIT, our Business Manager must reimburse us for the amounts, if any, by which our total operating expenses paid during the previous fiscal year exceed the greater of: (i) 2% of our average invested assets for that fiscal year; or (ii) 25% of our net income for that fiscal year. For these purposes, items such as organization and offering expenses, property-level expenses (including any fees payable under our agreements with our Real Estate Managers), interest payments, taxes, non-cash charges such as depreciation, amortization, impairments and bad debt reserves, the incentive fees payable to our Business Manager, acquisition fees and expenses, commissions payable on the sale of properties and any other expenses incurred in connection with acquiring, disposing and owning real estate assets are excluded from the definition of total operating expenses.

We define “net income” as total revenues less expenses, other than additions to reserves for depreciation, bad debts or other similar non-cash reserves and acquisition expenses to the extent not capitalized, and excluding any gain from the sale of our assets. This definition of net income is prescribed by the Statement of Policy Regarding REITs adopted by the North American Securities Administrators Association, Inc., or NASAA on May 7, 2007, but is not in accordance with GAAP. Thus, our net income calculated in accordance with GAAP may be greater or less than our net income calculated under the NASAA guidelines.

(5)	We will cease paying the distribution and stockholder servicing fee with respect to the Class C shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee.

ESTIMATED USE OF PROCEEDS

The following tables present information about how the proceeds raised in this offering will be used. Information is provided assuming (i) the sale of the maximum offering amount and (ii) the sale of 80% of Class A Shares and 20% of Class C Shares in the offering, based on the initial offering price of $25.00 and $23.56 per Class A and Class C share, respectively. Many of the numbers in the table are estimates because all fees and expenses cannot be determined precisely at this time. The actual amount of acquisition fees and expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate amount borrowed. The actual use of proceeds is likely to be different than the figures presented in the table because we may not raise the maximum offering amount. Raising less than the maximum offering amount or selling a different percentage of Class A and Class C Shares will alter the amounts of commissions, fees and expenses set forth below. In addition, we currently estimate that, on average, our portfolio will be approximately 50% leveraged. We expect that approximately 89.10% of the proceeds of the $250 million offering will be used for investments, while the remaining 10.90% will be used to pay expenses and fees, including the payment of fees to Inland Securities and the payment of fees and reimbursement of expenses to our Business Manager, our Real Estate Managers and their affiliates.

We may use the net proceeds of this offering to fund some or all of our distributions for any period in which our cash flow from operations is not sufficient.

Until we substantially invest the net proceeds of this offering, our management expects that our distributions are likely to exceed our funds from operations and will be paid from offering proceeds, borrowings and other sources, without limitation, which would reduce the amount of offering proceeds available for investment which could reduce your overall return.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class A Shares.

	Maximum Sale of $200,000,000 in Class A Shares in the Offering		Sale of $100,000,000 in Class A Shares in the Offering (Half Offering)		Minimum Sale of $1,600,000 in Class A Shares in the Offering
	Amount ($)	Percent of Public Offering Proceeds From Sale of Class A Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class A Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class A Shares
Gross Public Offering Proceeds	200,000,000	100.00%	100,000,000	100.00%	1,600,000	100.00%
Less Public Offering Expenses
Selling Commissions	14,000,000	7.03	7,000,000	7.03	112,000	7.03
Dealer Manager Fee	6,000,000	3.00	3,000,000	3.00	48,000	3.00
Issuer Costs(1)	4,000,000	2.00	2,000,000	2.00	32,000	2.00
Total Organization and Offering Expenses(2)	24,000,000	12.00	12,000,000	12.00	192,000	12.00
Amount of Public Offering Proceeds Available for Investment	176,000,000	88.00	88,000,000	88.00	1,408,000	88.00
Acquisition Fees(3)(4)	3,000,000	1.50	1,500,000	1.50	24,000	1.50
Acquisition Expenses(4)(5)	1,000,000	0.50	500,000	0.50	8,000	0.50
Total Proceeds to be Invested(6)	172,000,000	86.23	86,000,000	86.23	1,376,000	86.23

(1)	Issuer costs will not exceed 2.0% of the gross offering proceeds from our primary offering. Issuer costs include amounts for SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer fees, data processing fees, bank fees and other administrative expenses of the offering.
(2)	With respect to the sale of our Class A Shares, we have voluntarily limited our total organization and offering expenses to approximately 12.0% of the gross offering proceeds from the sale of our Class A Shares.
(3)	We will pay our Business Manager or its affiliates a fee equal to 1.5% of the contract purchase price of each property and real estate related asset acquired. See “Compensation Table” for the definition of “contract purchase price.” If we sell the maximum amount of shares in our primary offering, we will pay acquisition fees equal to $5.01 million assuming aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(4)	For purposes of this table, we have assumed that we will fund acquisitions solely from net proceeds from the sale of shares in our primary offering; however, because the acquisition fees and expenses we will pay or reimburse to our Business Manager are a percentage of the contract purchase price of an investment, the acquisition fees or expenses will be greater than that shown to the extent we also fund acquisitions through the incurrence of debt at a rate greater than reflected, retained cash flow from operations, proceeds from the sale of shares under our distribution reinvestment plan or net proceeds from the sale of real estate assets.
(5)	We expect that acquisition expenses will be equal to approximately 0.5% of the contract purchase price of each property and real estate related asset acquired. This amount was estimated by us, for illustrative purposes, based on the prior experience of IREIC, our sponsor, in connection with six other REITs it has sponsored. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired. If we sell the maximum amount of shares in our primary offering, we will reimburse acquisition expenses equal to $1.67 million assuming aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(6)	Pending the acquisition of real estate assets, we may invest proceeds in cash and short-term, highly liquid investments. Further, we may use proceeds to fund certain capital expenditures approved at the time of acquisition and principal payments on our indebtedness, as well as to pay operating expenses or to fund reserves. We have not limited the amount of these proceeds that may be used to fund distributions.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class C Shares.

Before we substantially invest the net proceeds of this offering, our distributions are likely to exceed our funds from operations and may be paid from offering proceeds, borrowings and other sources, without limitation, which would reduce the amount of public offering proceeds available for investment or require us to repay such borrowings, both of which could reduce your overall return.

	Maximum Sale of $50,000,000 in Class C Shares in the Offering		Sale of $25,000,000 in Class C Shares in the Offering (Half Offering)		Minimum Sale of $400,000 in Class C Shares in the Offering
	Amount ($)	Percent of Public Offering Proceeds From Sale of Class C Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class C Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class C Shares
Gross Public Offering Proceeds	50,000,000	100.00%	25,000,000	100.00%	400,000	100.00%
Less Public Offering Expenses
Selling Commissions	750,000	1.50	375,000	1.50	6,000	1.50
Dealer Manager Fee	1,500,000	3.00	750,000	3.00	12,000	3.00
Issuer Costs(1)	1,000,000	2.00	500,000	2.00	8,000	2.00
Total Organization and Offering Expenses(2)	3,250,000	6.50	1,625,000	6.50	26,000	6.50
Amount of Public Offering Proceeds Available for Investment	46,750,000	93.50	23,375,000	93.50	374,000	93.50
Acquisition Fees(3)(4)	750,000	1.50	375,000	1.50	6,000	1.50
Acquisition Expenses(4)(5)	220,000	0.50	110,000	0.50	1,760	0.50
Total Proceeds to be Invested(6)	45,780,000	91.73	22,890,000	91.73	366,240	91.73

(1)	Issuer costs will not exceed 2.0% of the gross offering proceeds from our primary offering. Issuer costs include amounts for SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, data processing fees, bank fees and other administrative expenses of the offering.
(2)	With respect to the sale of our Class C Shares, we have voluntarily limited our total organization and offering expenses to approximately 6.0% of the gross offering proceeds from the sale of our Class C Shares.
(3)	We will pay our Business Manager or its affiliates a fee equal to 1.5% of the contract purchase price of each property and real estate related asset acquired. See “Compensation Table” for the definition of “contract purchase price.” If we sell the maximum amount of shares in our primary offering, we will pay acquisition fees equal to $5.01 million assuming aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(4)	For purposes of this table, we have assumed that we will fund acquisitions solely from net proceeds from the sale of shares in our primary offering; however, because the acquisition fees and expenses we will pay or reimburse to our Business Manager are a percentage of the contract purchase price of an investment, the acquisition fees or expenses will be greater than that shown to the extent we also fund acquisitions through the incurrence of debt at a rate greater than reflected, retained cash flow from operations, proceeds from the sale of shares under our distribution reinvestment plan or net proceeds from the sale of real estate assets.
(5)

We expect that acquisition expenses will be equal to approximately 0.5% of the contract purchase price of each property and real estate related asset acquired. This amount was estimated by us, for illustrative purposes, based on the prior experience of IREIC, our sponsor, in connection with six other REITs it has sponsored. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired. If we sell the maximum amount of shares in our primary offering, we will reimburse acquisition expenses equal to $1.67 million assuming aggregate borrowings equivalent to 50% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(6)	Pending the acquisition of real estate assets, we may invest proceeds in cash and short-term, highly liquid investments. Further, we may use proceeds to fund certain capital expenditures approved at the time of acquisition and principal payments on our indebtedness, as well as to pay operating expenses or to fund reserves. We also may use the net proceeds of this offering to fund some or all of our distributions for any period in which our cash flow from operations is not sufficient. We have not limited the amount of these proceeds that may be used to fund distributions.

Once the Company receives the minimum subscription amount and meets the escrow requirements as discussed in the “Suitability Standards” section of this prospectus and thereafter on an ongoing basis, we intend to contribute the net proceeds of this offering and our distribution reinvestment plan to the operating partnership. The operating partnership will use the net proceeds received from us: (1) to fund acquisitions and investments in accordance with our investment guidelines; (2) for working capital purposes; (3) to fund our ongoing operations and pay our expenses; (4) to fund repurchases of our common stock in accordance with the terms of our repurchase program; and (5) to repay indebtedness.

The following table presents information about proceeds raised under our distribution reinvestment plan, assuming we sell all of the shares available under the plan, in one case, and half of the available shares, in the other case. We will pay no selling commissions or dealer manager fees in connection with purchases through our distribution reinvestment plan, and we will not use offering proceeds to pay administrative expenses of the plan. Class C Shares purchased through the distribution reinvestment plan will not be subject to the ongoing distribution and stockholder servicing fee. Over the life of our company, we generally expect that the amount of proceeds received under our distribution reinvestment plan will be used to fund requests for repurchases by our stockholders. In the early years of our program, when we expect to receive fewer repurchase requests, the proceeds from our distribution reinvestment plan will likely exceed repurchase requests. Any such excess proceeds will not be reserved, but will be available for other purposes, which may include funding investments or for working capital. In the later years of our program, repurchase requests may exceed the amount of proceeds received under our distribution reinvestment plan, in which event we may use other funds, to the extent available, to fund such repurchases.

	Maximum Sale of $50,000,000 in Shares in the Distribution Plan	Sale of $25,000,000 in Shares in the Distribution Plan
Gross Proceeds	$50,000,000	$25,000,000

PRIOR PERFORMANCE OF IREIC AFFILIATES

During the ten year period ended December 31, 2013, IREIC and its affiliates sponsored four other REITs, 134 real estate exchange private placement programs, which altogether have raised more than $18.2 billion from over 343,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American, Inland Diversified and IREIT raised approximately $16.2 billion from over 339,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by IREIC-sponsored REITs, as well as IRC and IRRETI, two additional REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Payable to Affiliates of IREIC.” The other six REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC. Past performance is not necessarily indicative of future performance. With respect to the disclosures set forth herein, we have provided information for IRRETI only through September 30, 2006. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation, or DDR. Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides aggregate summarized information concerning public and private prior programs sponsored by IREIC or its affiliates for the ten year period ending December 31, 2013, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

All narrative information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the other IREIC-sponsored REITs. Information regarding the other IREIC-sponsored REITs may contain inaccuracies or omissions, or may have been prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor. Specifically, like IRC, RPAI and Inland American, although previously sponsored by IREIC, are no longer managed by affiliates of our Business Manager. Unlike IRC and Inland American, RPAI has terminated various service agreements with The Inland Group and its affiliates.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS,

CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of December 31, 2013(1)		Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of December 31, 2013(2)	Inland American Real Estate Trust, Inc. as of December 31, 2013	Inland Diversified Real Estate Trust, Inc. as of December 31, 2013	Inland Real Estate Income Trust, Inc. as of December 31, 2013
Number of programs sponsored	1		1	1	1	1	1
Number of public primary offerings	4		3	2	2	1	1
Approximate aggregate number of investors	22,000		57,600	**	184,000	27,619	975
Number of properties purchased	275	(4)	287	**	1,046	143	14
Approximate aggregate cost of properties	$2,005,060,000		4,138,046,000	**	13,746,559,000	2,289,323,000	58,327,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	75%		89%	**	32%	72%	78%
Single-user net lease	25%		11%	**	8%	20%	22%
Nursing homes	0%		0%	**	0%	0%	0%
Offices	0%		0%	**	5%	3%	0%
Industrial	0%		0%	**	0%	3%	0%
Health clubs	0%		0%	**	0%	0%	0%
Mini-storage	0%		0%	**	0%	0%	0%
Multi-family residential	0%		0%	**	1%	2%	0%
Student housing	0%		0%	**	9%	0%	0%
Lodging	0%		0%	**	45%	0%	0%
Total commercial	100%		100%	100%	100%	100%	100%
Land	0%		0%	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	28%		39%	**	13%	20%	22%
Existing construction	72%		61%	**	87%	80%	78%

Number of properties sold in whole or in part (includes held for sale)	114	(5)	13	**	839	0	0

Number of properties exchanged	0		0	**	0	0	0

**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
(1)	With respect to IRC, the table provides summary information for the entire duration of the entity, from its inception in 1994. However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program. This table does not include any information regarding: (i) the equity offering of IRC’s common shares completed in May 2009; (ii) the equity offering of IRC’s common shares completed in June 2013; (iii) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp., or BMO; Jefferies & Company, Inc. and KeyBanc Capital Markets Inc.; (iv) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (v) the issuance of IRC’s 5.0% convertible senior notes due in 2029; (vi) the issuance of shares of 8.125% Series A Cumulative Redeemable Preferred Stock; or (vii) IRC’s 2005 Equity Award Plan. Neither Inland Securities nor any Inland affiliate received any fees in connection with these offerings. See “– Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these offerings.
(2)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

These entities are owned by an IREIC-sponsored program and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable IREIC-sponsored program and its joint venture partner in accordance with the respective partnership agreements. The applicable IREIC-sponsored program’s partners manage the day-to-day operations of the properties. These joint venture entities are not consolidated by the applicable IREIC-sponsored programs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable IREIC-sponsored program and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.
(5)	IRC’s joint venture with Inland Private Capital Corporation (“IPCC”) has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended. Included in the amounts above are all properties purchased by this joint venture.

During the three years ended December 31, 2013: (i) IRC directly purchased 7 properties and purchased 14 properties through its joint ventures not including properties acquired through its joint venture with IPCC; (ii) RPAI purchased 3 properties; (iii) Inland American purchased 68 properties; (iv) Inland Diversified purchased 130 properties; and (v) IREIT purchased 14 properties. During the three years ended September 30, 2006, IRRETI purchased 68 commercial properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American, Inland Diversified, IREIT and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Annual Report on Form 10-K for the period ended December 30, 2013 filed by IRC on February 28, 2014, referred to herein as the “IRC 10-K”, the Annual Report on Form 10-K for the period ended December 31, 2013 filed by RPAI on February 19, 2014, referred to herein as the “RPAI 10-K”, the Annual Report on Form 10-K for the period ended December 31, 2013 filed by Inland American on March 13, 2014, referred to herein as the “American 10-K”, the Annual Report on Form 10-K for the period ended December 31, 2013 filed by Inland Diversified on March 13, 2014, referred to herein as the “Diversified 10-K” and the Annual Report on Form 10-K for the period ended December 31, 2013 filed by IREIT on March 18, 2014, referred to herein as the “IREIT 10-K.”

Inland Real Estate Corporation, or IRC, is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004 at a price equal to $11.95 per share. On March 17, 2014, the closing price of the IRC common stock on the NYSE was $10.26 per share. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in Midwest markets. As of December 31, 2013, IRC owned interests in 157 investment properties, including those owned through unconsolidated joint ventures but not including development joint venture properties.

Capital Raise. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. Through December 31, 2013, IRC had issued approximately 18.4 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million shares of common stock at a price of $6.50 per share. Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs. On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. to offer and sell, pursuant to an “at the market” offering, up to $100 million in shares of its common stock from time to time through BMO, acting as sales agent. The Sales Agency Agreement expired in November 2012. On November 16, 2012, IRC entered into a new Sales Agency Agreement with BMO, Jefferies & Company, Inc. (“Jefferies”) and KeyBanc Capital Markets Inc. (“KBCM”) to offer and sell up to $150 million in shares of its common stock from time to time through BMO, Jefferies and KBCM, acting, collectively, as sales agents. As of December 31, 2013, IRC had issued an aggregate of approximately 996,000 shares of its common stock through its “at the market”

issuance program, since inception. IRC received net proceeds of approximately $9.95 million from the issuance of these shares, comprised of approximately $10.1 million in gross proceeds, offset by approximately $0.15 million in commissions and fees. As of December 31, 2013, approximately $139.9 million remained available for sale under this issuance program. In June 2013, IRC completed an underwritten equity offering of approximately 9 million shares of common stock at a price of $10.60 per share. Net of underwriting fees, the offering generated net proceeds of approximately $91.6 million, excluding offering costs. As a result of all common stock offerings, as of December 31, 2013, IRC had realized total net offering proceeds of approximately $956 million.

In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses. The proceeds were used to acquire investment properties. In February 2012, IRC issued an additional 2.4 million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59 million, after deducting the underwriting discount but before expenses. IRC used the net proceeds of the offering to acquire additional investment properties.

In November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026. Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions. Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15 million of the $125 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029. During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms. As of December 31, 2013, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

Current Litigation. IRC reported in the IRC 10-K, that its wholly-owned subsidiary IN Retail Fund Algonquin Commons, L.L.C which owns the property commonly known as Algonquin Commons, ceased paying the monthly debt service on the mortgage loans secured by the property in June 2012. IRC disclosed that it hoped to reach an agreement with the special servicer that would have revised the loan structure to make continued ownership of the property economically feasible. Per the IRC 10-K, the property has not been generating sufficient cash flow to pay both principal and interest on the outstanding mortgage indebtedness due to vacancies and certain co-tenancy lease provisions that allowed some tenants to reduce their monthly rent obligations.

Algonquin Commons is encumbered by mortgage indebtedness in the aggregate principal amount of approximately $90 million. As of the date of the IRC 10-K, the amount in arrears, equal to unpaid principal and interest is approximately $10.6 million. In connection with IRC’s acquisition of the property, IRC assumed the guarantee, equal to approximately $18.6 million at December 31, 2012, of the total mortgage indebtedness (the “Payment Guaranty”). IRC believes that the Payment Guaranty has, however, ceased and is of no further force and effect as a result of the property having met the performance metrics set forth in the Payment Guaranty. IRC believes that the total indebtedness of approximately $90 million is otherwise non-recourse, subject to certain non-recourse carve-out guarantees.

On January 11, 2013, IRC received notice that a complaint had been filed in the Circuit Court of the Sixteenth Judicial District, Kane County, Illinois (Case #13CH12) by U.S. Bank National Association, as successor trustee for the registered holders of TIAA Seasoned Commercial Mortgage Trust 2007-C4, Commercial Mortgage Pass-Through Certificates, Series 2007-C4 regarding Algonquin Commons, alleging events of default under the loan documents and seeking to foreclose on the property. The complaint also seeks to enforce the Payment Guaranty and two non-recourse carve-out guarantees in an unspecified amount to be determined by the court. In connection with the complaint, the plaintiff filed a motion for appointment of a receiver and the court granted the motion and issued an order effective February 28, 2013, appointing a receiver for the property. As a result, the receiver and its affiliated management company are now managing and operating Algonquin Commons and are collecting all rents for the property. Since the IRC subsidiary still holds title to the property, all income and expenses of the property remain consolidated on IRC’s consolidated financial statements

IRC disclosed in the IRC 10-K, that it cannot currently estimate the impact this dispute will have on its consolidated financial statements and may not be able to do so until a final outcome has been reached. IRC disclosed in the IRC 10-K, that it believes that if the IRC subsidiary is required to pay the full amount outstanding under the Payment Guaranty or a foreclosure occurs, there could be a material adverse effect on IRC’s cash flows and results of operations for the period and the year in which it occurs. IRC has further disclosed that it believes these events would not have a material effect on its consolidated balance sheets because there would be a corresponding reduction in both the assets and liabilities on its consolidated balance sheets. Even if IRC have to make payment under the Payment Guaranty, it has disclosed that it believes that the effect of a foreclosure of the property and release of the corresponding debt on its consolidated balance sheets will result in an improvement in certain financial ratios, and the collective effect of the payment, foreclosure and release will be neutral to Funds From Operations.

Retail Properties of America, Inc., or RPAI, is a self-administered REIT initially formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of December 31, 2013, RPAI owned 228 retail operating properties with approximately 31.6 million square feet of gross leasable area. In addition to its retail operating portfolio, as of December 31, 2013, RPAI held interests in eight office properties, one industrial property, 6 retail operating properties held by one unconsolidated joint venture, three retail properties under development and one single-user retail property classified as held for sale. According to RPAI’s 10-K, for the year ended December 31, 2013, RPAI sold 20 operating properties and closed on additional transactions, including condemnations, earnouts and parcel sales, which resulted in net proceeds of approximately $326.8 million. See also “Appendix A – Table V” for additional information regarding RPAI’s sales.

Capital Raise. RPAI reported that on March 20, 2012, it effectuated a ten-to-one reverse stock split of its existing common stock, and that immediately following the reverse stock split, it redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received: one share of Class B-1 Common Stock; one share of Class B-2 Common Stock; and one share of Class B-3 Common Stock. The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1, Class B-2 and Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is six months, twelve months and eighteen months, respectively, after the initial listing of the Class A Common Stock. On October 5, 2012, all 48,518 shares of Class B-1 common stock automatically converted to shares of Class A common stock.

RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On March 5, 2014, the closing price of the RPAI Class A Common Stock on the NYSE was $13.92 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.57.

In addition, on December 11, 2012, RPAI announced that it entered into an underwriting agreement, with Wells Fargo Securities, LLC and Citigroup Global Markets Inc., as representatives of the other underwriters named therein, for the sale of 5,000,000 shares of 7.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share, of RPAI. RPAI disclosed that the underwriting agreement granted the underwriters the option to purchase up to 750,000 additional shares of the Series A Preferred Stock to cover over-allotments. The Series A Preferred Stock was offered to the public at a price of $25 per share, and was offered to the underwriters at a price of $24.2125 per share. On December 20, 2012, RPAI completed its public offering of 5,400 shares of Series A preferred stock resulting in gross proceeds of $135,000, or $130,747, net of the underwriting discount ($130,289, net of the underwriting discount and offering costs). RPAI disclosed that it used the net proceeds from the preferred offering to repay outstanding borrowings on its senior unsecured revolving line of credit.

On March 7, 2013, the Company established an at-the-market equity program under which it may sell shares of its Class A common stock, having an aggregate offering price of up to $200 million, from time to time. As of December 31, 2013, RPAI had issued an aggregate of approximately 5.5 million shares of its common stock, generating net proceeds of approximately $83.5 million, comprised of approximately $84.8 million in gross proceeds, offset by approximately $1.3 million in commissions and fees.

Current Litigation. RPAI disclosed in its 10-K that in 2012 certain stockholders of RPAI stock had filed putative class action lawsuits against RPAI and certain of its officers and directors , which are currently pending in the U.S. District Court in the Northern District of Illinois. RPAI’s 10-K states that the lawsuits allege, among other things, that RPAI and its directors and officers breached their fiduciary duties to RPAI’s stockholders and, as a result, unjustly enriched RPAI and the individual defendants. The RPAI 10-K states that the lawsuits further allege that the breaches of fiduciary duty led certain RPAI stockholders to acquire additional stock and caused RPAI’s stockholders to suffer a loss in share value, all measured in some manner by reference to RPAI’s 2012 offering price when it listed its shares on the NYSE. The complaints seek unspecified damages and other relief. RPAI stated in the RPAI 10-K that, based on its initial review of the complaints, RPAI believes the lawsuits to be without merit and intends to defend the actions vigorously. RPAI further disclosed that while the resolution of these matters cannot be predicted with certainty, RPAI believes, based on currently available information, that the final outcomes of these matters will not have a material effect on RPAI’s consolidated financial statements. On April 19, 2013, the defendants filed motions to dismiss the shareholder complaints, which remain pending before the court.

Inland American Real Estate Trust, Inc., or Inland American, is a self-administered REIT formed in October 2004. Inland American focuses on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As stated in Inland American’s 10-K, as of December 31, 2013, Inland American’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consists primarily of office and industrial properties. During the year ended December 31, 2013, Inland American sold 313 properties for a gross disposition price of $2.0 billion, including 259 bank branches, 48 non-core properties, three multi-tenant retail properties, and three hotels. See also “Appendix A – Table V” for additional information regarding Inland American’s sales.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. Inland American sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering. In addition, during the year ended December 31, 2013, Inland American sold a total of 26,203,500 shares and generated $181.6 million in gross offering proceeds under its distribution reinvestment plan. As a result, Inland American has raised a total of approximately $8.9 billion of gross offering proceeds as a result of all of its offerings (inclusive of distribution reinvestments and net of redemptions).

Investor Update. Inland American adopted a share repurchase program, which became effective August 31, 2005 and was suspended as of March 30, 2009. Inland American later adopted an Amended and Restated Share Repurchase Program, which was effective from April 11, 2011 through January 31, 2012. Inland American subsequently adopted a Second Amended and Restated Share Repurchase Program (the “Second Amended Program”), which became effective February 1, 2012 and was suspended as of February 28, 2014. Inland American’s board voted to suspend the Second Amended Program on January 29, 2014. Inland American disclosed that it anticipates reinstating the Second Amended Program later in 2014.

Legal Proceedings. In its periodic reports, as updated by the American 10-k (collectively, the “American Reports”), Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation (the “SEC Investigation”) to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT. Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American Reports, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American has disclosed that it also received related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that Inland American’s officers, its board of directors, its former business manager, and affiliates of its former business manager (the “Inland American Parties”) breached their fiduciary duties to Inland American in connection with the matters disclosed above that are subject to the SEC Investigation. The first Derivative Demand claims that the Inland American Parties (i) falsely reported the value of Inland American’s common stock until September 2010; (ii) caused Inland American to purchase shares of its common stock from stockholders at prices in excess of their value; and (iii) disguised returns of capital paid to stockholders as REIT income, resulting in the payment of fees to its former business manager for which it was not entitled. The three stockholders in that demand contend that legal proceedings should seek recovery of damages in an unspecified amount allegedly sustained by Inland American. The second Derivative Demand by another shareholder makes similar claims and further alleges that the Inland American Parties (i) caused Inland American to engage in transactions that unduly favored related parties, (ii) falsely disclosed the timing and amount of distributions, and (iii) falsely disclosed whether Inland American might become a self-administered REIT. Inland American also received a letter from another stockholder that fully adopts and joins in the first Derivative Demand, but makes no additional demands on Inland American to perform investigation or pursue claims.

Upon receiving the first of the Derivative Demands, the full board of directors responded by authorizing Inland American’s independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors see fit to investigate, including matters related to the SEC Investigation. Pursuant to this authority, the independent directors have formed a special litigation committee that is comprised solely of independent directors to review and evaluate the matters referred by the full board to the independent directors, and to recommend to the full Board any further action as is appropriate. The special litigation committee is investigating these claims with the assistance of independent legal counsel and will make a recommendation to the board after the committee has completed its investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of Inland American. The case has been stayed pending completion of the special litigation committee’s investigation. Inland American has disclosed that it cannot reasonably estimate the timing of the special litigation committee investigation or the Derivative Demands, nor can it predict whether or not the special litigation committee investigation or Derivative Demands might have a material adverse effect on its business.

On April 26, 2013, two of Inland American’s stockholders filed a putative class action in the United States District Court for the Northern District of Illinois against the Company, and current members and one former member of Inland American’s board of directors (“the Defendants”). The complaint sought damages on behalf of plaintiffs and similarly situated individuals who purchased additional shares in Inland American pursuant to its distribution reinvestment plan on or after March 30, 2009. Plaintiffs allege that the Defendants breached their fiduciary duties to plaintiffs and to members of the putative class by inflating the yearly estimated share price announced by Inland American and by selling shares in the distribution reinvestment plan to plaintiffs and members of the putative class at those allegedly inflated prices. On November 18, 2013, the class action complaint was dismissed with prejudice for failing to state a claim that would entitle the plaintiffs to relief. The Court disagreed with the plaintiffs’ allegations, noting in its memorandum opinion and order that Inland American’s public disclosures fully described the manner in which the board estimated share value for Inland American’s stock sold through the distribution reinvestment plan. The Court entered judgment in favor of the Defendants. The plaintiffs appealed the judgment. As of February 26, 2014, the parties entered into a settlement agreement whereby the plaintiffs agreed to dismiss their appeal in exchange for a cash settlement from Inland American. Inland American has disclosed that it believes that the amount of this settlement is not material, and is less than the amount the Defendants would have incurred in defending the appeal.

Tax Matters. According to the American 10-K, Inland American has identified certain distribution and shareholder reimbursement practices that may have caused certain dividends to be treated as preferential dividends, which cannot be used to satisfy the requirement that it distribute at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain, to its stockholders (the “90% Distribution Requirement”). Inland American has also identified the ownership of certain assets that may have violated a REIT qualification requirement that prohibits a REIT from owning “securities” of any one issuer in excess of 5% of the REIT’s total assets at the end of any calendar quarter (the “5% Securities Test”). In order to provide greater certainty with respect to Inland American’s qualification as a REIT, management concluded that it was in the best interest of Inland American and its stockholders to request closing agreements from the IRS for both Inland American and MB REIT (Florida), Inc. (“MB REIT”), of which Inland American owns substantially all of the outstanding capital stock and which Inland American consolidates for financial purposes, with respect to such matters. Accordingly, on October 31, 2012, MB REIT filed a request for a closing agreement with the IRS. Additionally, Inland American filed a separate request to a closing agreement on its own behalf on March 7, 2013.

Inland American stated that it identified certain aspects of the calculation of certain dividends on MB REIT’s preferred stock and also aspects of the operation of certain “set aside” provisions with respect to accrued but unpaid dividends on certain classes of MB REIT’s preferred stock that may have caused certain dividends to be treated as preferential dividends. In the case of Inland American, management identified certain aspects of the operation of Inland American’s dividend reinvestment plan and distribution procedures and also certain reimbursements of shareholder expenses that may have caused certain dividends to be treated as preferential dividends. If these practices resulted in preferential dividends, Inland American and MB REIT would not have satisfied the 90% Distribution Requirement and thus may not have qualified as REITs, which would result in substantial corporate tax liability for the years in which Inland American or MB REIT failed to qualify as a REIT.

In addition, Inland American reported that Inland American and MB REIT made certain overnight investments in bank commercial paper. While the Code does not provide a specific definition of “cash item,” Inland American believes that overnight commercial paper should be treated as a “cash item,” which is not treated as a “security” for purposes of the 5% Securities Test. If treated as a “security,” the bank commercial paper would appear to have represented more than 5% of Inland American’s and MB REIT’s total assets at the end of certain calendar quarters. In the event this commercial paper is treated as a “security,” Inland American anticipates that it would be required to pay corporate income tax on the income earned with respect to the portion of the commercial paper that violated the 5% Securities Test.

According to the American 10-K, Inland American can provide no assurance that the IRS will accept the Inland American’s or MB REIT’s closing agreement requests. Even if the IRS accepts those requests, Inland American and MB REIT may be required to pay a penalty. Inland American cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. Inland American has stated that it believes that: (i) the IRS will enter into closing agreements with Inland American and MB REIT; and (ii) the Inland American Business Manager & Advisor, Inc. may be liable, in whole or in part, for any penalty imposed in connection with those closing agreements. As noted above, according to the American 10-K, Inland American can provide no assurance that the IRS will enter into closing agreements with Inland American and MB REIT or that Inland American and MB REIT will not be liable for any penalty imposed in connection with those closing agreements. Inland American has reported that its management believes based on the currently available information, that such penalty, if any, will not have a material adverse effect on the financial statements of Inland American.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, is an externally managed REIT formed in June 2008. Inland Diversified is managed by an affiliate of our sponsor. Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, and office properties, located in the United States. Inland Diversified also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Diversified 10-K, as of December 31, 2013, Inland Diversified owned 135 retail properties, four office properties and two industrial properties collectively totaling 12.5 million square feet including 24 multi-family units and two multi-family properties totaling 420 units. Inland Diversified did not sell any investment properties during the year ended December 31, 2013.

Capital Raise. Inland Diversified completed its initial public offering on August 23, 2012. Inland Diversified sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. In addition, during the year ended December 31, 2013, Inland Diversified issued approximately 4.0 million shares through its distribution reinvestment plan and had repurchased approximately 0.95 million shares through its share repurchase program. As a result, Inland Diversified has realized total gross offering proceeds of approximately $38.3 million during the year ended December 31, 2013. On November 13, 2013, Inland Diversified’s board of directors voted to suspend its distribution reinvestment plan and share repurchase plan, effective immediately.

Current Litigation. Inland Diversified reported that, as of the year ended December 31, 2013, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Real Estate Income Trust, Inc., or IREIT, is an externally managed REIT formed in August 2011. IREIT is managed by an affiliate of our sponsor. IREIT focuses on acquiring and developing a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the IREIT 10-K, as of December 31, 2013, IREIT owned 14 retail properties, collectively totaling 457,353 square feet.

Capital Raise. IREIT commenced its initial, on-going public offering on October 18, 2012. Through December 31, 2013, IREIT had sold a total of approximately 6.73 million shares of its common stock through its “best efforts” offering. In addition, through December 31, 2013, IREIT had issued approximately 50,634 shares through its distribution reinvestment plan and had repurchased no shares through its share repurchase program. As a result, IREIT has realized total net offering proceeds, before offering costs, of approximately $56.5 million as of December 31, 2013.

Current Litigation. IREIT reported that, as of the year ended December 31, 2013, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share.

As of September 30, 2006, IRRETI owned 287 properties. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had approximately $2.3 billion of indebtedness secured by its properties.

Capital Raise. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the six REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On March 5, 2014, the closing price of the IRC common stock on the NYSE was $10.80 per share.

•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, on February 27, 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•

Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. During the second quarter of 2012, RPAI terminated its investment advisor agreement with an affiliate of The Inland Group. As of November 6, 2012, RPAI terminated the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. On August 2, 2012, RPAI executed a lease for new office space. RPAI relocated its corporate headquarters during the fourth quarter of 2012. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On March 5, 2014, the closing price of the RPAI Class A Common Stock on the NYSE was $13.92 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.57.

•	Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. The public reports filed by Inland American with the SEC do not indicate that Inland American’s board of directors has begun evaluating a listing of its common stock as of December 31, 2013. However, on March 12, 2014, Inland American entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which Inland American has begun the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). Inland American disclosed that it will not pay an internalization fee or self-management fee to the Inland Group in connection with the Self-Management Transactions.

Since the Inland American’s inception in 2004, under the supervision of its board of directors, Inland American’s external business manager has been responsible for managing the Inland American’s day-to-day operations and Inland American’s external property managers have been responsible for managing the day-to-day property management operations of Inland American’s industrial, office and retail properties. On March 12, 2014, Inland American agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, Inland American now directly employs its executive officers and the other former employees of the business manager and will no longer pay a fee or reimburse expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which are managed by third parties), Inland American hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, Inland American expects to take over the remaining property management functions performed by the property managers, terminate its property management agreements, hire the remaining property manager employees and acquire the assets necessary to conduct the remaining functions performed by the property managers. As a consequence, beginning January 1, 2015, Inland American expects to become fully self-managed. Inland American has disclosed that it expects that becoming self-managed will positively impact its net income and funds from operations. Inland American also disclosed that it cannot, however, estimate the impact due to uncertainties regarding the anticipated transition-related expenses, including the terms and conditions of employment arrangements with persons Inland American is hiring from its business manager and property managers, as well as other infrastructure and information technology costs associated with becoming self-managed.

•	Inland Diversified Real Estate Trust, Inc. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite Realty Group Trust, a publicly traded (NYSE: KRG) Maryland real estate investment trust (“Kite”), and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of Inland Diversified’s common stock will be converted into the right to receive shares of beneficial interest of Kite, par value $0.01 per share (“Kite Common Shares”), based on:

•	an exchange ratio of 1.707 Kite Common Shares for each share of Inland Diversified’s common stock if the volume-weighted average trading price of Kite Common Shares for the ten consecutive trading days ending on the third trading day preceding the meeting of Inland Diversified’s stockholders to approve the Merger (the “Reference Price”) is equal to or less than $6.36;

•	a floating exchange ratio if the Reference Price is more than $6.36 or less than $6.58 (with such floating exchange ratio being determined by dividing $10.85 by the Reference Price); and

•	an exchange ratio of 1.650 Kite Common Shares for each share of Inland Diversified’s common stock if the Reference Price is $6.58 or greater.

The completion of the Merger is subject to a number of closing conditions, including, among others: (i) approval by Kite’s stockholders and Inland Diversified’s stockholders, including the approval of Kite’s stockholders of an amendment to Kite’s declaration of trust to increase the number of Kite Common Shares that Kite is authorized to issue; (ii) the absence of a material adverse effect on either Inland Diversified or Kite; (iii) the receipt of tax opinions relating to the REIT status of Kite and Inland Diversified and the tax-free nature of the transaction; (iv) the completion of the Net Lease Sale Transactions; and (v) the completion of the redeployment of certain proceeds from the sale of a portion of Inland Diversified’s real estate portfolio to acquire replacement properties for purposes of Section 1031 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Inland Diversified has disclosed that as a result of the closing conditions to which the Merger is subject, there are no assurances that the proposed Merger will be consummated on the expected timetable, or at all. Inland Diversified has also disclosed that if the closing conditions are satisfied, it is anticipated that the Merger will close during the second or third quarter of 2014.

•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a listing of its common stock as of December 31, 2013.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, which is responsible for managing and controlling our business. The board has retained IRPT V Business Manager & Advisor, Inc. to serve as our Business Manager and to manage our day-to-day operations. Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be more than eleven. We have five members on our board of directors. The charter further provides that at, or prior to, the commencement of this offering, the majority of our directors must be “independent,” except for a period of up to 60 days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor. For purposes of our charter, an “independent director” is a director who is not, and within the last two years has not been, directly or indirectly associated with IREIC or the Business Manager by virtue of: (1) an ownership of an interest in IREIC, the Business Manager or any of their affiliates; (2) employment by IREIC, the Business Manager or any of their affiliates; (3) service as an officer or director of IREIC, the Business Manager or any of their affiliates; (4) performance of services, other than as a director, for us; (5) service as a director or trustee of more than three REITs sponsored by IREIC or managed by the Business Manager; or (6) a material business or professional relationship with IREIC, the Business Manager or any of their affiliates. For purposes of determining whether or not the business or professional relationship is material, the aggregate gross revenue derived by the independent director from us, IREIC, the Business Manager and their affiliates will be deemed material per se if it exceeds 5% of the independent director’s: (a) annual gross revenue, derived from all sources, during either of the prior two years; or (b) net worth, on a fair market value basis during the prior two years.

Each director will serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. A director may resign at any time and be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal must indicate that the purpose of the meeting is to determine if the director is to be removed. A vacancy created by an increase in the number of the directors or by the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. However, any replacements for vacancies among the independent directors may be nominated only by our independent directors.

Our directors and officers are not required to devote all of their time to our business; however, our directors will meet at least once each quarter. In the exercise of their duties, our directors will rely on our Business Manager, Real Estate Managers and their affiliates. Our board has a fiduciary duty to our stockholders to supervise the relationship between us and our Business Manager. Our board also has the power to set the compensation of all officers that it selects and to negotiate the terms and conditions of the agreements with all third parties including our Business Manager and Real Estate Managers.

Our directors will establish written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of our stockholders. We also will follow the policies on investments and borrowing set forth in our organizational documents and described in this prospectus until and unless they are modified by our directors or amended in the manner described in “Summary of our Organizational Documents — Amendment of the Organizational Documents.”

Our Directors and Executive Officers

The following table sets forth information with respect to our directors and executive officers.

Name	Age*		Position
Daniel L. Goodwin	70		Director and Chairman of the Board
[ ]	[	]	Independent Director
[ ]	[	]	Independent Director
[ ]	[	]	Independent Director
Mitchell A. Sabshon	61		Director, Chief Executive Officer and President
Catherine L. Lynch	55		Treasurer and Chief Financial Officer
Cathleen M. Hrtanek	37		Secretary

*	As of January 1, 2014

Daniel L. Goodwin is one of our directors and our chairman. He was the founder of the Inland real estate organization in May 1968 and is currently the controlling stockholder, chairman of the board and chief executive officer of The Inland Group, Inc., a holding company that was formed in July 1982. Mr. Goodwin also serves as a director or officer of entities wholly owned or controlled by The Inland Group. In addition, Mr. Goodwin has served as the chairman of the board and chief executive officer of Inland Mortgage Investment Corporation since March 1990 and chairman and chief executive officer of Inland Bancorp, Inc., a bank holding company, since January 2001. Mr. Goodwin also has served as a director of IRC, a publicly traded real estate investment trust, since 2001, and served as its chairman of the board from 2004 to April 2008. Mr. Goodwin became a director and the chairman of the board of IREIT in July 2012.

Housing. Mr. Goodwin is a member of the National Association of Realtors, the Illinois Association of Realtors, the Northern Illinois Commercial Association of Realtors, and was inducted into the Hall of Fame of the Chicago Association of Realtors in 2005. He is also the author of a nationally recognized real estate reference book for the management of residential properties. Mr. Goodwin served on the Board of the Illinois State Affordable Housing Trust Fund. He served as an advisor for the Office of Housing Coordination Services of the State of Illinois, and as a member of the Seniors Housing Committee of the National Multi-Housing Council. He has served as Chairman of the DuPage County Affordable Housing Task Force. Mr. Goodwin also founded New Directions Affordable Housing Corporation, a not for profit entity.

Education. Mr. Goodwin obtained his bachelor degree from Northeastern Illinois University, in Chicago, and his master’s degree from Northern Illinois University, in DeKalb. Following graduation, he taught for five years in the Chicago Public Schools. Over the past twenty years, Mr. Goodwin served as a member of the Board of Governors of Illinois State Colleges and Universities, vice chairman of the Board of Trustees of Benedictine University, vice chairman of the Board of Trustees of Springfield College, and chairman of the Board of Trustees of Northeastern Illinois University. We believe Mr. Goodwin’s current experience as chairman and chief executive officer, as applicable, of The Inland Group, Inland Mortgage Investment Corporation, Inland Bancorp, Inc. and IREIT and his significant real estate acquisition experience, make him well qualified to serve as chairman of our board of directors.

Mitchell A. Sabshon is a director and our chief executive officer and president. He serves in the same roles for our Business Manager. Mr. Sabshon is also currently the chief executive officer, president and a director of IREIC, positions he has held since late 2013. Mr. Sabshon has also served as a director of IPCC since September 2013. Prior to joining IREIC in August 2013, Mr. Sabshon served as executive vice president and chief operating officer of Cole Real Estate Investments, Inc. from November 2010 to June 2013. In this role, he was responsible for finance, asset management, property management, leasing and high yield portfolio management. He also worked on a broad range of initiatives across the Cole Real Estate Investments organization, including issues pertaining to corporate and portfolio strategy, product development and systems. Prior to joining Cole Real Estate Investments in November 2010, Mr. Sabshon served as managing partner and chief investment officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equity investors, from 2008 to 2010. Mr. Sabshon was a licensed person with The OBEX Group from April 2009 through November 2009. Mr. Sabshon served as chief investment officer and executive vice president of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008. Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including president and chief executive officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group. From 2002 to 2004, Mr. Sabshon was executive director of the U.S. Institutional Sales Group at Morgan Stanley. Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, including as senior vice president in the Real Estate Investment Banking Group. Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Corporate Finance and Real Estate Structured Finance groups of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Sabshon received his J.D. from Hofstra University School of Law and a B.A. from George Washington University. We believe that Mr. Sabshon’s current experience as a director and chief executive officer of our Business Manager and IREIC, his prior experience as an officer of Cole Real Estate Investments, Inc. and his significant finance experience, make him well qualified to serve as a member of our board of directors.

Catherine L. Lynch is our treasurer and chief financial officer. Ms. Lynch joined Inland in 1989 and has been a director of The Inland Group since June 2012. She serves as the treasurer and secretary (since January 1995), the chief financial officer (since January 2011) and a director (since April 2011) of IREIC and as a director (since July 2000) and chief financial officer and secretary (since June 1995) of Inland Securities. She has served as a director of the IREIT business manager since August 2011. Ms. Lynch also has served as a director and treasurer of Inland Investment Advisors, Inc. since June 1995, as a director and treasurer of Inland Institutional Capital Partners, Inc. since May 2006, as treasurer of Inland Capital Markets Group, Inc. since January 2008 and as a director of Inland Private Capital Corporation since May 2012. Ms. Lynch worked for KPMG Peat Marwick LLP from 1980 to 1989. Ms. Lynch received her bachelor degree in accounting from Illinois State University in Normal. Ms. Lynch is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Ms. Lynch also is registered with FINRA as a financial operations principal.

Cathleen M. Hrtanek is our secretary, and the secretary of the Business Manager. Ms. Hrtanek joined Inland in 2005 and is an associate counsel and vice president of The Inland Real Estate Group, Inc. In her capacity as associate counsel, Ms. Hrtanek represents many of the entities that comprise the Inland Real Estate Group of Companies on a variety of legal matters. She is also a member of the audit committee for the two public partnerships sponsored by IREIC. Ms. Hrtanek also has served as the secretary of IREIT, and the secretary of its business manager, since August 2011, as the secretary of Inland Diversified, and the secretary of its business manager, since September 2008, as the secretary of Inland Opportunity Business Manager & Advisor, Inc. since April 2009 and as the secretary of Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation) since August 2009. Prior to joining Inland, Ms. Hrtanek had been employed by Edwards Wildman Palmer LLP (formerly, Wildman Harrold Allen & Dixon LLP) in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and is a licensed real estate broker. Ms. Hrtanek received her bachelor degree from the University of Notre Dame in South Bend, Indiana and her law degree from Loyola University Chicago School of Law.

Duties of Our Executive Officers

As an externally advised corporation with no paid employees, our day-to-day operations generally are performed by our Business Manager. All of our executive officers are also officers or directors of our Business Manager. Generally, the only services performed by our executive officers in their capacity as executive officers of our company are those required by law or regulation, such as executing documents as required by Maryland law and providing certifications required by the federal securities laws. Otherwise, these executive officers are acting on behalf of our Business Manager in performing its obligations under the business management agreement. Our directors, including a majority of our independent directors, not otherwise interested in the transactions are responsible for approving all transactions between us and our Business Manager or its affiliates and for approving the compensation paid to our Business Manager and its affiliates as reasonable in relation to the nature and quality of services to be performed. Our board also is responsible for ensuring that the provisions of the business management agreement are being carried out.

Committees of Our Board of Directors

Under our bylaws, our board may establish any committee the board believes appropriate and appoint all committee members in its discretion. Our bylaws require, however, that a majority of the members of each committee be independent directors.

Audit Committee

Our board has formed an audit committee consisting of our three independent directors. [            ] qualifies as an “audit committee financial expert” and serves as the chairperson of the committee. The audit committee assists the board in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the performance of our internal and independent auditors.

The audit committee is responsible for engaging our independent public accountants, reviewing the plans and results of the audit engagement with the independent public accountants, approving professional services provided by, and the independence of, the independent public accountants, considering the range of audit and non-audit fees and consulting with the independent public accountants regarding the adequacy of our internal accounting controls. The audit committee operates pursuant to a written charter adopted by our board of directors. The charter is posted on our web site, www.InlandretailtrustV.com.

Compensation Committee Interlocks and Insider Participation

None of our officers or employees, or the officers or employees of our subsidiaries, will participate in the deliberations of our board of directors concerning executive officer compensation. In addition, none of our executive officers has served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Compensation of Executive Officers

All of our executive officers are officers of IREIC or one or more of its affiliates and will be compensated by those entities, in part, for their service rendered to us. We will not separately compensate our executive officers for their service as officers, nor will we reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers. For these purposes, the secretary of our company and the Business Manager will not be considered an “executive officer.” In the future, our board may decide to pay annual compensation or bonuses or long-term compensation awards to one or more persons for services as officers.

Compensation of Directors

We will pay each of our independent directors an annual fee of $20,000 plus $1,000 for each in-person meeting of the board or a committee of the board and $500 for each meeting of the board or a committee of the board attended by telephone. We also will pay the chairpersons of any committee of our board, including any special committee, an annual fee of $5,000. We will reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We will not compensate any director that also is an employee of our Business Manager or its affiliates.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 and 2014 winner, in the category including 1,000+ employees, of the annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”). The award is given to companies that the BBB identifies as exemplifying ethical business practices. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

As of September 30, 2013, Inland affiliates or related parties had raised more than $19.5 billion from investment product sales to over 476,000 investors, many of whom have invested in more than one product. Inland had completed 447 programs, comprised of eight public funds, 425 private partnerships, 13 1031 exchange programs and one public REIT, as of September 30, 2013. No completed program has paid total distributions less than the total contributed capital to the program. For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets (four sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland). Neither IRC nor RPAI is considered a “completed” program for these purposes, as each continues to own assets.

As of September 30, 2013, Inland affiliates or related parties cumulatively had 1,404 employees, owned properties in 48 states and managed assets with a book value exceeding $20.0 billion. As of September 30, 2013, Inland was responsible for managing approximately 77.4 million square feet of commercial properties located in 48 states, as well as 11,796 multi-family units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,172 properties.

As of September 30, 2013, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,383 acres of pre-development land in the Chicago area, as well as approximately 1.6 million square feet of real property and 184 apartment units.

Inland Institutional Capital Partners specializes in sourcing private equity and identifies large scale investment opportunities for the real estate companies and REITs that are part of The Inland Real Estate Group of Companies, Inc. Since 2005, Inland Institutional Capital Partners has completed transactions with a value in excess of $8.0 billion. Inland Institutional Capital Partners is also an SEC registered investment advisor and is the advisor to the Inland Retail Property Fund, L.P.

Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.2 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,500 multi-family units and the sale and lease of over 125.0 million square feet of commercial property. As of September 30, 2013, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $20.4 billion in financing including loans to third parties and affiliated entities. Another Inland affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $58.9 million. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $1.8 billion in financing as of September 30, 2013. As of September 30, 2013, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $3.0 billion.

The Inland Group, Inc.

The following sets forth information with respect to the directors and principal executive officers of The Inland Group. The biographies of Mr. Goodwin and Ms. Lynch are set forth above under “—Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	70	Chairman and Chief Executive Officer
Robert H. Baum	70	Vice Chairman, Executive Vice President and General Counsel
G. Joseph Cosenza	70	Vice Chairman
Robert D. Parks	70	Director
Catherine L. Lynch	55	Director
JoAnn M. McGuinness	39	Director

*	As of January 1, 2014

Messrs. Goodwin, Baum, Cosenza and Parks also are the principals of The Inland Group.

Robert H. Baum has been a principal of the Inland real estate organization since May 1968 and is currently the vice-chairman and executive vice-president and general counsel of The Inland Group, positions he has held since July 1982. In his capacity as general counsel, Mr. Baum is responsible for supervising the legal activities of The Inland Group and its affiliates. This includes supervising the Inland Law Department and serving as liaison with outside counsel.

Mr. Baum has served as a member of the North American Securities Administrators Association Real Estate Advisory Committee and as a member of the Securities Advisory Committee to the Secretary of State of Illinois. He is a member of the American Corporation Counsel Association and has also been a guest lecturer for the Illinois State Bar Association. Mr. Baum has been admitted to practice before the Supreme Court of the United States, as well as the bars of several federal courts of appeals and federal district courts and the State of Illinois. He is also a licensed real estate broker. He has served as a director of American National Bank of DuPage and Inland Bank and currently serves as a director of Inland Bancorp, Inc., a bank holding company.

Mr. Baum is a past member of the Men’s Council of the Museum of Contemporary Art in Chicago. He is currently a member of the board of directors of Wellness House, a charitable organization that exists to improve the quality of life for people whose lives have been affected by cancer and its treatment by providing psychosocial and educational support to cancer patients, their families and friends. He also is a governing member of the Chicago Symphony Orchestra. Mr. Baum received a bachelor degree from The University of Wisconsin, in Madison, and a juris doctor degree from The Northwestern University School of Law, in Chicago, Illinois.

G. Joseph Cosenza is a Vice Chairman, Director and one of the four original principals of The Inland Group. He has been a principal of the Inland real estate organization since May 1968 and is currently the president of Inland Real Estate Acquisitions, Inc., a position he has held since November 1988. Mr. Cosenza immediately supervises an extensive staff who engage in property acquisitions and due diligence. Mr. Cosenza has been a consultant to other real estate entities and lending institutions on property appraisal methods. He has directly overseen the purchases of more than $37 billion, comprising over 3,000 individual transactions (approximately 700 were located in the Chicago metropolitan market) of income-producing real estate from 1968 to the present.

Mr. Cosenza received his bachelor degree from Northeastern Illinois University, in Chicago, and his master’s degree from Northern Illinois University, in DeKalb. From 1967 to 1972, he taught in the LaGrange and Wheeling, Illinois School Districts where he also served as assistant principal while operating Inland with Messrs. Goodwin, Parks, and Baum on a part time basis. Mr. Cosenza has been a licensed real estate broker since

1968 and has previously been active in various national and local real estate associations, including the National Association of REALTORS®, the Urban Land Institute, and the Northern Illinois Association of REALTORS®. He was inducted into the Chicago Association of REALTORS® (CAR) Hall of Fame on October 5, 2011.

Mr. Cosenza was chairman of the board of American National Bank of DuPage from 1983 to 1990 and served as chairman, 1981 to 1983, and a director, 1983 to 1990, of Continental Bank of Oakbrook Terrace. He also served as a director of Inland Bank & Trust from 1996 to 2005, and was chairman for a short time. He was also a director on the board of Inland Bancorp, Inc., which owns Inland Bank & Trust and which has ten locations in the Chicago area, from 2001 to 2005. Mr. Cosenza was a director and a member of the management committee of IRC from 1994 to 2005.

Robert D. Parks has over forty years of experience in the commercial real estate industry, having been a principal of the Inland real estate organization since May 1968. Mr. Parks is currently chairman of IREIC, a position he has held since November 1984. He has also served as a director of Inland Investment Advisors, Inc. since June 1995, and served as a director of Inland Securities from August 1984 until June 2009. He served as a director of IRC from 1994 through June 2008, and served as chairman of the board from May 1994 to May 2004 and president and chief executive officer from 1994 to April 2008. He also served as a director and chairman of the board of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 to March 2006, and as chief executive officer until December 2004, and as the chairman of the board and a director of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.) from its inception in March 2003 to October 2010. Mr. Parks also has served as the chairman of the board and a director of Inland Diversified since its inception in June 2008, and Inland American Real Estate Trust, Inc. since its inception in October 2004.

He received his bachelor degree from Northeastern Illinois University in Chicago, and his master’s degree from the University of Chicago and later taught in Chicago’s public schools. He is a member of NAREIT.

JoAnn M. McGuinness has been a director of The Inland Group since August 2012. Ms. McGuinness is the chief executive officer of our Real Estate Managers and has also has served as a director and the president and chief operating officer of IREIT since August 2011. Ms. McGuinness has served as the president and chief executive officer of the entities owning the real estate managers for Inland Diversified since November 2009, and has served as a director of those entities since September 2008. She is responsible for the management, leasing, marketing and operations of Inland Diversified’s properties and is also responsible for overseeing the department that performs the due diligence on the assets Inland Diversified purchases which includes financial modeling, property inspection, capital projections and all other processes involved with purchasing an asset. She also served as senior vice president of the entities owning the real estate managers for Inland American Real Estate Trust, Inc. from February 2007 to November 2009, and as president of real estate management for the portfolio of Inland Retail Real Estate Trust, Inc. from December 2001 to February 2007. Ms. McGuinness joined Inland in 1992, in the multi-family/residential management division of Mid-America Management in 1992 and began overseeing the management of retail, office and industrial properties in 1995. Ms. McGuinness is the wife of Thomas P. McGuinness. Mr. McGuinness is currently the president of Inland American and its business manager.

Ms. McGuinness was the 2008 Dean of Open Air Centers for the University of Shopping Centers at the Wharton Business School and holds SCSM, SCLS, SCMD and a CDP accreditations with the International Council of Shopping Centers, or ICSC. She is one of only ten people in all of ICSC to hold all four of their designations. She is the 2009 winner of the Crystal Apple award from the Illinois Real Estate Journal honoring women in real estate and attended Elmhurst College in Elmhurst, Illinois.

Our Business Manager

Our Business Manager, IRPT V Business Manager & Advisor, Inc., is an Illinois corporation and a wholly owned subsidiary of IREIC. The Business Manager conducts its activities at its principal executive office at 2901 Butterfield Road in Oak Brook, Illinois.

The following table sets forth information regarding its executive officers and directors. The biographies of Mr. Goodwin and Ms. Lynch are set forth above under “— The Inland Group, Inc.,” and the biographies of Mr. Sabshon and Ms. Hrtanek are set forth above under “— Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	70	Director and Chairman of the Board
Mitchell A. Sabshon	61	Director, President and Chief Executive Officer
Catherine L. Lynch	55	Treasurer and Chief Financial Officer
Roberta S. Matlin	69	Vice President of Administration
Sandra L. Perion	57	Vice President of Operations
Cathleen M. Hrtanek	37	Secretary

*	As of January 1, 2014

Roberta S. Matlin is the vice president of administration of our Business Manager. Ms. Matlin joined IREIC in 1984 as director of investor administration and currently serves as a director and senior vice president of IREIC, in the latter capacity directing its day-to-day internal operations. Ms. Matlin also has been a director of Inland Private Capital Corporation since May 2001, a vice president of Inland Institutional Capital Partners Corporation since May 2006 and a director since August 2012. She also has served as a director and president of Inland Investment Advisors, Inc. since June 1995 and Intervest Southern Real Estate Corporation since July 1995, and a director and president of Inland Securities from July 1995 to March 1997 and director and vice president since April 1997. Ms. Matlin has served as a director of Pan American Bank since December 2007. She has served as vice president of administration of IREIT and the IREIT Business Manager & Advisor, Inc. since August 2011. Ms. Matlin has served as vice president of administration of Inland Diversified and also has served as the president of Inland Diversified Business Manager & Advisor, Inc. from June 2008 through May 2009 and is currently its vice president. Since April 2009 she has served as president of Inland Opportunity Business Manager & Advisor, Inc. She served as vice president of administration of Inland American Real Estate Trust, Inc. since its inception in October 2004 through February 2014. She served as president of Inland American Business Manager & Advisor from October 2004 until January 2012. Ms. Matlin served as vice president of administration of Inland Western Retail Real Estate Trust, Inc. from 2003 until 2007, vice president of administration of Inland Retail Real Estate Trust, Inc. from 1998 until 2004, vice president of administration of IRC from 1995 until 2000 and trustee and executive vice president of Inland Mutual Fund Trust from 2001 until 2004.

Prior to joining Inland, Ms. Matlin worked for the Chicago Region of the Social Security Administration of the United States Department of Health and Human Services. Ms. Matlin is a graduate of the University of Illinois in Champaign. She holds Series 7, 22, 24, 39, 63 and 65 certifications from FINRA, is a member of the Real Estate Investment Securities Association.

Sandra L. Perion is the vice president of operations of our Business Manager and a manager of our Real Estate Managers. Ms. Perion has also served as a director of Inland National Services Corp. since July 2012. Ms. Perion joined Inland in 1994. Since July 2008, Ms. Perion has also served as senior vice president of IREIC and as vice president of Inland Securities. She is responsible for the oversight of investment operations and investor services to ensure timely and accurate processing of investments as well as secure accessibility of account data provided to stockholders and financial advisors. She also serves as the operations liaison to the transfer agent for Inland American, Inland Diversified and IREIT, and evaluates processing of investments, procedures, and programming needs to implement high quality service, regulatory compliance and accurate record keeping for each of the stockholders of Inland American, Inland Diversified and IREIT. Prior to joining

Inland, Ms. Perion worked in the banking and insurance industry. Ms. Perion holds Series 7, 24 and 63 certifications with FINRA, and is a licensed real estate broker in Illinois. Ms. Perion is a member of the Investment Program Association and the Real Estate Investment Securities Association.

Our Real Estate Managers

Our two real estate managers, Inland Real Estate Services LLC and Inland Real Estate Services II LLC, which we refer to together herein as our “Real Estate Managers,” are Delaware limited liability companies, the sole member of which is IRPT V HOLDCO LLC, which is a wholly owned subsidiary of IREIC. Each Real Estate Managers conducts its activities at its principal executive office at 2901 Butterfield Road in Oak Brook, Illinois.

The following table sets forth information regarding the executive officers and directors of our Real Estate Managers. The biography of Ms. McGuinness is set forth above under “— The Inland Group, Inc.,” and the biography of Ms. Perion is set forth above under “— Our Business Manager.”

Name	Age*	Position
JoAnn M. McGuinness	39	Chief Executive Officer
Larry R. Sajdak	35	Manager and President
Elizabeth D. McNeeley	58	Manager and Treasurer and Secretary
Sonya J. Hene	51	Manager
Timothy D. Hutchison	48	Manager
Sandra L. Perion	57	Manager

*	As of January 1, 2014

Larry R. Sajdak is a manager and the president of our Real Estate Managers. Mr. Sajdak joined Inland in 1998, and also currently serves as the vice president of property management for both Inland Diversified Real Estate Services LLC and Inland Continental Property Management LLC. He oversees management, leasing, business management and operations functions for Inland Diversified and Continental’s properties and reports directly to the president of both divisions. Mr. Sajdak also serves as a manager and the president of Inland National Real Estate Services, LLC and Inland National Real Estate Services II, LLC.

Mr. Sajdak originally joined Mid-America Management in 1998 working in the marketing department of the multi family, residential management division. In 2002, Mr. Sajdak transitioned responsibilities to the oversight of all business management functions for Mid-America Management and Inland Retail Real Estate Trust, Inc. Mr. Sajdak joined RPAI as a property manager in 2004, and was then appointed to the role of assistant vice president of property management in the same year, and later to vice president of property management in June 2006. Mr. Sajdak held this position until 2009 when he transitioned into the role of vice president, asset management for RPAI.

Mr. Sajdak is currently an active member of the International Council of Shopping Centers, the Urban Land Institute and is a licensed broker. He has attended various John T. Riordan ICSC educational programs and was selected as a Rising Star for Chain Store Age Magazine’s “40 Under 40” in January of 2007.

Elizabeth D. McNeeley is a manager and the treasurer and secretary of our Real Estate Managers. She originally joined Inland Southeast Property Management as a property accountant in January 2002. In January 2003, she was promoted to Senior Property Accountant for Inland Western Management Corp., and in July 2003 was promoted to a vice president of Inland Northwest Management Corp., Inland Pacific Management Corp., Inland Southwest Management Corp., and Inland Western Management Corp. Ms. McNeeley also has served as a vice president of the corporations owning the property managers for Inland American Real Estate Trust, Inc. since August 2005 and as an officer of the corporations owning the real estate managers for Inland Diversified since 2009. As senior vice president of Inland Diversified Management Services LLC, she oversees all accounting functions for the management of over 19 million square feet of retail, office, industrial and residential properties. Ms. McNeeley also serves as a manager and the treasurer and secretary of Inland National Real Estate

Services, LLC and Inland National Real Estate Services II, LLC. Prior to joining Inland, Ms. McNeeley was an accountant for the Burlington Northern Railroad, Pinnacle Relocation and Trase Miller Teleservices. She also taught mathematics at both the middle school and junior college level. Ms. McNeeley holds a bachelor degree from North Central College, Naperville, Illinois, and a master’s degree from DePaul University, Chicago, Illinois. She is a licensed real estate broker.

Sonya J. Hene is a manager of our Real Estate Managers. Ms. Hene joined Inland Continental Property Management Corp. as a leasing manager in July 2009. In January 2011, she was promoted to assistant vice president for Inland Diversified Real Estate Services LLC and Inland Continental Property Management Corp., and was promoted to vice president and director of leasing in March of 2013. Ms. Hene oversees leasing activities including renewals and extensions for over 19 million square feet of retail and office space. Ms. Hene also serves as a manager and the vice president of Inland National Real Estate Services, LLC and Inland National Real Estate Services II, LLC. Prior to joining Inland, Ms. Hene was a real estate manager with The Home Depot where she led a development team charged with acquisition and entitlement of property for the new store program, as well as directed the disposal of surplus assets. She has also served as director of acquisitions and entitlements for Kimball Hill Homes, where her duties included negotiating contracts and obtaining entitlements for purchase of large-scale urban infill projects in the Chicago metropolitan area, and selling that company’s excess commercial properties. Ms. Hene received her bachelor degree from DePaul University, in Chicago, Illinois, in political science and earned a master’s degree in city and regional planning from Rutgers University in New Brunswick, New Jersey. She is a licensed broker in Illinois.

Timothy D. Hutchison is a manager of our Real Estate Managers. Mr. Hutchison joined The Inland Real Estate Group, Inc. as vice president of The Inland Services Group, Inc. in November 2005. In April 2010, he was promoted to president of The Inland Services Group, Inc., overseeing the shared service operation which is responsible for human resources, information technology, risk management, marketing and communications and other support functions. In April 2012, Mr. Hutchison was named to the additional position of chief operating officer for The Inland Real Estate Group, Inc. Mr. Hutchison also serves as a manager of Inland National Real Estate Services, LLC and Inland National Real Estate Services II, LLC. Prior to joining Inland, Mr. Hutchison was deputy building commissioner for the City of Chicago Department of Buildings where he oversaw administrative operations as well as occupancy inspections. He also served as an assistant to the mayor in the office of Mayor Richard M. Daley and as finance director for the City’s Department of Aviation, where he focused on the financing of the capital improvement programs for O’Hare International and Midway Airports.

Since 2007, Mr. Hutchison has served as a director of Pan American Bank in Chicago and is a member of its audit committee and chairman of the IT committee. Mr. Hutchison received his bachelor degree from the University of Illinois — Urbana-Champaign in economics.

The Business Management Agreement

Duties of Our Business Manager. We have entered into a business management agreement with IRPT V Business Manager & Advisor, Inc. to serve as our Business Manager with responsibility for overseeing and managing our day-to-day operations including, but not limited to:

•	selecting our specific investments, subject to the direction and approval of our board of directors;

•	preparing, on our behalf, all reports and regulatory filings including those required by federal and state securities law;

•	maintaining relationships with, and supervising services performed by, lenders, consultants, accountants, brokers, third-party property or asset managers, attorneys, underwriters, appraisers, insurers, corporate fiduciaries, banks, builders and sellers and buyers of assets, among others;

•	communicating with stockholders, brokers, dealers, financial advisors and custodians, and arranging for, and planning, our annual meetings of stockholders;

•	assisting the board of directors in evaluating potential asset dispositions and liquidity events, including interacting with experts, investment banking firms and potential acquirors;

•	administering our accounting functions, including without limitation: (1) establishing and implementing accounting and financial reporting procedures, processes and policies; (2) maintaining our general ledger and sub ledgers; (3) budgeting, forecasting and analyzing our performance; (4) monitoring our compliance with The Sarbanes—Oxley Act of 2002, as amended, and the effectiveness of our internal controls; (5) monitoring and ensuring compliance with ratios and covenants set forth in any loan documents; and (6) providing required monthly, quarterly and annual financial reporting to our lenders; and

•	undertaking and performing all services or other activities necessary and proper to carry out our investment objectives, including providing secretarial, clerical and administrative assistance for us and maintaining a web site that provides up-to-date information.

Our business management agreement provides that the Business Manager is deemed to be in a fiduciary relationship with us and our stockholders. See “Conflicts of Interest” for additional discussion regarding the business management agreement.

Service Provider Agreements. Under the business management agreement, the Business Manager is obligated to provide, either directly or indirectly through affiliates, various services and licenses needed to operate our business. To do so, the Business Manager has entered into various agreements with affiliates of IREIC, each referred to as a “service provider” or, collectively, the “service providers,” as described below:

•	Communications Services Agreement. Inland Communications, Inc. will provide marketing, communications and media relations services, including designing and placing advertisements, editing marketing materials, preparing and reviewing press releases, distributing certain investor communications and maintaining branding standards.

•	Computer Services Agreement. Inland Computer Services, Inc., or ICS, will provide data processing, computer equipment and support services and other information technology services, including custom application, development and programming, support and troubleshooting, data storage and backup, email services, printing services and networking services, including Internet access. ICS will be reimbursed for all direct costs incurred by, and expenses incurred by, ICS in providing computer services, including programming and consulting time, printing costs and usage charges, equipment rentals and computer usage.

•	Insurance and Risk Management Services Agreement. Inland Risk and Insurance Management Services, Inc., or IRIM, will provide insurance and risk management services, including negotiating and obtaining insurance policies, managing and settling claims and reviewing and monitoring our insurance policies. IRIM will receive a portion of commissions paid by insurance companies to third-party brokers for placing insurance policies for us. So long as IRIM receives commissions in an amount sufficient to cover operating expenses, the company will not pay any fees or reimbursements for the services provided by IRIM.

•	Institutional Investor Relationship Services Agreement. Inland Institutional Capital Partners Corporation, or ICAP, will provide advice regarding our current market position, secure institutional investor commitments, and form joint ventures with unaffiliated operating partners, each as requested by the Business Manager. The Business Manager will pay ICAP any fees or expenses related to the services it provides for us. We will not reimburse ICAP for any expenses incurred in providing these services.

•

Investment Advisory Services Agreement. Inland Investment Advisors, Inc., or Inland Advisors, will provide investment advisory agreement services. This agreement will grant Inland Advisors full discretionary authority to invest or reinvest certain of our assets in securities of publicly traded and privately held entities, and will give Inland Advisors the power to act as our proxy and attorney-in-fact to vote, tender or direct the voting or tendering of these securities. The Business Manager will assign to Inland Advisors any portion of the annual business management fee that it earns on our investments in securities. We will not reimburse the Business Manager or Inland Advisors for any expenses incurred in providing these services.

•	Mortgage Placement Services Agreement. Inland Mortgage Brokerage Corporation, or IMBC, and Inland Commercial Mortgage Corporation, or ICMC, will place mortgages for us, as requested by the Business Manager.

•	Mortgage Servicing Agreement. Inland Mortgage Servicing Corporation, or IMSC, will service mortgages for us, as requested by the Business Manager.

•	Office Services Agreement. Inland Office Services, Inc., or IOS, will provide office and administrative services, including purchasing and maintaining office supplies, office equipment and furniture, installing and maintaining telephones, maintaining security, providing mailroom, courier and switchboard services and procurement services. IOS will negotiate and manage contract programs including but not limited to business travel, cellular phone services and shipping services.

•	Personnel Services Agreement. Inland Human Resource Services, Inc. will provide personnel services, including pre-employment services, new hire services, human resources, benefit administration and payroll and tax administration.

•	Property Tax Services Agreement. Investors Property Tax Services, Inc. will provide property tax services, including tax reduction, such as monitoring properties and seeking ways to lower assessed valuations, and tax administration, such as coordinating payment of real estate taxes.

•	Software License Agreement. ICS will grant the Business Manager a non-exclusive and royalty-free right and license to use and copy software owned by ICS and to use certain third-party software according to the terms of the applicable third-party licenses to ICS, all in connection with the Business Manager’s obligations under the business management agreement. ICS will provide the Business Manager with all upgrades to the licensed software, as available.

In addition, we will directly enter into the following agreements:

•	Legal Services Agreement. We will enter into a legal services agreement with TIREG, pursuant to which TIREG will provide legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence and rendering legal opinions.

•	Trademark License Agreement. We have entered into a license agreement with TIREG granting us a non-exclusive, royalty-free right and license to use the “Inland” name and marks, and the goodwill associated with them, in connection with our business. TIREG retains exclusive ownership of all trademarks and, except for permitted sublicenses, we will not be able to transfer, sell, assign or modify any right granted to us under the trademark license agreement. The license agreement contains customary and usual representations, warranties and covenants for agreements of this type, and requires us to indemnify TIREG for any damages resulting from a breach of its obligations under the trademark license agreement. Either party may terminate the license agreement upon 30 days prior written notice. If TIREG terminates the agreement, we will have a reasonable opportunity to transition to other trademarks.

Except as described above with respect to IRIM, ICAP and Inland Advisors, we have agreed to reimburse the service providers for the expenses paid or incurred to provide these services. Expenses include, but are not limited to, all:

•	issuer costs;

•	taxes and assessments on income or real property and taxes;

•	premiums and other associated fees for insurance policies including director and officer liability insurance;

•	expenses associated with investor communications including the cost of preparing, printing and mailing annual reports, proxy statements and other reports required by governmental entities;

•	administrative service expenses charged to, or for the benefit of, us by third parties;

•	audit, accounting and legal fees charged to, or for the benefit of, us by third parties;

•	transfer agent and registrar’s fees and charges paid to third parties; and

•	expenses relating to any offices or office facilities maintained solely for our benefit that are separate and distinct from the offices for our executive offices.

Except as described above with respect to IRIM, ICAP and Inland Advisors, we also will reimburse the service providers for the salaries, bonuses, benefits, severance payments and overhead for persons performing services for these entities on our behalf (except for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our Business Manager). In the case of employees of IREIC who also provide services for other entities sponsored by, or affiliated with, IREIC, we will reimburse only a pro rata portion of the salary and benefits of these persons based on the amount of time spent by those persons on matters for us compared to the time spent by that same person on all other matters including our matters. In the case of each service provider other than IREIC, but except as otherwise provided above or otherwise agreed to in writing by us or the Business Manager, we will be responsible for the payment of the charges billed by that entity for work done for our benefit. These charges will be based upon: (1) the “hourly billing rate” of the persons providing services for the service provider; (2) fixed amounts; or (3) a combination of the “hourly billing rate” and fixed amounts, all as set forth in the respective agreements between us or the Business Manager and the service provider. The “hourly billing rate” for those persons performing services for the service providers will be based on the budgeted salaries, benefits, overhead and operating expenses of the service providers. In the event that a service provider has revenues for any particular fiscal year that exceed its expenses for that year, the service provider will rebate the excess on a pro rata basis to the various entities for which it provides services, based on the revenues attributable to each entity.

These service agreements will terminate upon the termination of the business management agreement unless the Business Manager or the service provider agrees otherwise. However, if we elect to internalize the functions performed by our Business Manager pursuant to the transition process set forth in our business management agreement, during the transition period, at our request, the Business Manager will assign any or all of the service provider agreements to us. We will have full discretion to determine which agreements or services we will continue to obtain directly from these service providers. See “— Self-Management” below for a more detailed discussion regarding the transition process.

Term. The business management agreement has a term of one year and may be renewed for successive one-year terms upon the mutual consent of the parties, including approval by a majority of our independent directors. Our board of directors will evaluate the performance of our Business Manager each time before renewing the business management agreement. The criteria used in this review will be reflected in the minutes of that meeting. The agreement may be terminated, without cause or penalty, by us, upon a vote by a majority of the independent directors, or by the Business Manager on 60 days’ written notice to the other party. The agreement may also be terminated for “cause” or for “managerial cause.” “Cause” means (i) fraud, criminal conduct, willful misconduct or illegal or negligent breach of fiduciary duty by the Business Manager, or (ii) if any of the following events occur: (A) the Business Manager breaches any material provision of the Business Management Agreement, and after written notice of such breach, and does not cure such default within thirty (30) days or have begun action within thirty (30) days to cure the default which is not completed with reasonable diligence; (B) the Business Manager is adjudged bankrupt or insolvent by a court of competent jurisdiction, or an order is made by a court of competent jurisdiction for the appointment of a receiver, liquidator, or trustee of the Business Manager, for all or substantially all its property by reason of the foregoing, or if a court of competent jurisdiction approves any petition filed against the Business Manager for reorganization, and such adjudication or order remains in force or unstayed for a period of thirty (30) days; or (C) the Business Manager institutes proceedings for voluntary bankruptcy or files a petition seeking reorganization under the federal bankruptcy laws, or for relief under any law for relief of debtors, or consents to the appointment of a receiver for itself or for all or substantially all its property, or makes a general assignment for the benefit of its creditors, or admits in writing its inability to pay its debts, generally, as they become due. “Managerial cause” means events such as a change of control or the failure of the Company to comply with its obligations under the agreement. If the business management agreement is terminated, our Business Manager must cooperate with us and take all reasonable steps requested by our board to assist it in making an orderly transition through the completion of the transition. Notwithstanding the foregoing, the Company will reimburse the Business Manager for all costs and expenses (including, without limitation, reimbursement for salaries, bonuses and benefits) incurred by the Business Manager for time spent by the Business Manager providing the transition services required. Our board of directors, including a majority of our independent directors, will approve a successor business manager only upon determining that the new business manager possesses sufficient qualifications to perform the business management functions for us and that the compensation to be received by the new business manager pursuant to the new business management agreement is justified. See also “— Self-Management” below.

Compensation. We will compensate our Business Manager for the services provided to us. See “Compensation Table” for a detailed discussion regarding the fees we will pay and expenses that we will reimburse to our Business Manager. The terms and conditions of the business management agreement, including the fee and expense reimbursement provisions, may be amended upon the mutual consent of the parties; however, we will continue to be subject to any limits set forth in our charter until our charter is amended, which would require stockholder approval.

If our Business Manager or its affiliates perform services that are outside of the scope of those required under the business management agreement, we will compensate our Business Manager at rates and in amounts approved by our board of directors. See “Conflicts of Interest” for additional discussion regarding fees paid to the Business Manager.

Our independent directors will determine from time to time, and at least annually, that the compensation that we agree to pay to the Business Manager is reasonable in relation to the nature and quality of services performed or to be performed and is within the limits prescribed by our charter and applicable law. Our independent directors also will supervise the performance of our Business Manager and the compensation that we pay to it to ensure compliance with the provisions of our business management agreement. Each determination will be recorded in the minutes of our board of directors meetings and based on the factors set forth below and other factors that the independent directors deem relevant:

•	the size of the business management fee in relation to the size, composition and profitability of our portfolio;

•	the success of our Business Manager in generating opportunities that meet our investment objectives;

•	the rates charged to other REITs, especially similarly structured REITs, and to investors other than REITs by business managers performing similar services;

•	additional revenues realized by our Business Manager and its affiliates through its relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by us or by others with whom we do business;

•	the quality and extent of service and advice furnished by our Business Manager;

•	the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our portfolio in relation to the investments generated by the Business Manager for its own account.

Reimbursement. Notwithstanding the above, unless our independent directors determine that the excess expenses are justified, our Business Manager is required to reimburse us for the amounts, if any, that our total operating expenses paid during the previous fiscal year exceed the greater of:

•	2% of our “average invested assets” for that fiscal year; or

•	25% of our net income, before any additions to, or allowance for, reserves for depreciation, amortization or bad debts or other similar reserves before any gain from the sale of our assets, for that fiscal year.

For these purposes, items such as organization and offering expenses, property-level expenses (including any fees payable under our agreement with the Real Estate Managers), interest payments, taxes, non-cash charges such as depreciation, amortization, impairments and bad debt reserves, the incentive fee payable to our Business Manager, acquisition fees and expenses, commissions payable on the sale of properties and any other expenses incurred in connection with acquiring, disposing and owning real estate assets are excluded from the definition of total operating expenses. Our Business Manager also is obligated to pay organization and offering expenses exceeding specified levels. See “Compensation Table” for a description of the fees and reimbursements to which our Business Manager is entitled.

Self-Management. As noted herein, we are a newly formed entity with no operating history and no assets. There is no assurance that we will achieve our objectives or that we will operate profitably. We anticipate incurring significant costs to acquire real estate assets and to operate our business. We have not, however, hired any employees to manage and oversee our business and assets. Instead, we have engaged the Business Manager to manage and operate our business and the Real Estate Managers to provide real estate management services. The Business Manager also will arrange for all of the ancillary services described herein and provided by entities related to, or affiliated with, the Business Manager. Except as otherwise described in this prospectus, we have agreed to reimburse the service providers for the expenses paid or incurred to provide these services including all expenses and the costs of salaries, bonuses, benefits and severance payments for persons performing services for these entities on our behalf (except for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our Business Manager). In the event that a service provider has revenues for any particular fiscal year that exceed its expenses for that year, the service provider will rebate the excess on a pro rata basis to the various entities for which it provides services, based on the revenues attributable to each entity. See “— Service Provider Agreements” above for additional discussion regarding these ancillary services and the service providers.

We may, in the future, become self-managed by internalizing the functions performed for us by our Business Manager. There are many ways of doing so. For example, we could simply terminate the Business Manager and hire persons not employed by the Business Manager, Real Estate Managers or service providers. Alternatively, we may take advantage of certain provisions contained in our business management agreement. These provisions are designed to allow us to transition from an externally managed entity to a self-managed entity, without having to pay self-management transaction fee, by giving us the ability to hire certain of the persons employed by the Business Manager or its affiliates and performing services for us on behalf of the Business Manager, and by giving us time to transition the services performed by the service providers.

More specifically, the business management agreement provides that we can begin the process of internalizing the functions performed by our Business Manager at any time by notifying the Business Manager of our intent to become self-managed (referred to herein as the “self-management notice”). The decision to pursue a self-management transaction will be made by our board of directors and will require the approval of a majority of our independent directors. During the period beginning upon the Business Manager’s receipt of the self- management notice and ending with the completion of the self-management transaction (referred to herein as the “transition period”), we will transition the services provided by the Business Manager and its affiliates to us. In addition, during the transition period, at our request, the Business Manager will assign any or all of the service provider agreements to us. We will have full discretion to determine which agreements or services that we will continue to obtain directly from these service providers.

We will not pay any self-management transaction fee in connection with this process which could involve us acquiring our Business Manager. We will continue to pay and reimburse the Business Manager in the ordinary course under the terms of the existing business management agreement during the transition period. In addition, we will reimburse expenses incurred by our Business Manager in connection with becoming self-managed, and we may incur costs that are incidental to the transaction, such as the cost of purchasing certain tangible assets, like office equipment or computer hardware, from the Business Manager or its affiliates. At the conclusion of the transition period, the business management agreement will terminate, and the Business Manager will neither be entitled to receive any additional management or acquisition fees nor be entitled to the reimbursement of any expenses that it would have been entitled to had the agreement not been terminated. The special limited partner will, however, continue to be entitled to receive the subordinated incentive participation, on a prorated basis based on the duration of the Business Manager’s service to us, and we will be required to reimburse the expenses of the service providers pursuant to any service agreements assigned to us with our approval.

At any time during the process of internalizing the functions performed by our Business Manager pursuant to the transition procedures described herein, our independent directors may elect to terminate the business management agreement, pursuant to the 60-day notice provision described above. If our independent directors elect to terminate the agreement in this manner, both we and the Business Manager will cease all actions related to the self-management transaction, and will not continue with the process. However, if the Business Manager elects to terminate the agreement during the self-management transaction process, the Business Manager must continue to work with us to ensure that the self-management transaction is completed by the termination date.

Notwithstanding the transition process described herein, our board could choose to internalize our business management functions by having us hire all new, outside executives and other employees or by entering into an arrangement with a third party, such as a merger, which would result in us having our own management team. The terms of that transaction, including the amount of any consideration or compensation to be paid by us, would be negotiated by our board of directors, or a committee thereof. Further, if we seek to internalize the functions performed for us by the Real Estate Managers, the transaction will be separately negotiated by our independent directors, or a committee thereof, and will not be covered by the procedures described above.

Liability and Indemnification. Under our charter, the business management agreement, and the real estate management agreements described below, we are generally required to indemnify our Business Manager, Real Estate Managers and each of their officers, directors, employees and agents and to pay or reimburse its or their reasonable expenses in advance of the final disposition of a proceeding so long as:

•	the person seeking indemnity has determined in good faith that the course of conduct that caused the loss, liability or expense was in our best interest;

•	the person seeking indemnity was acting on behalf of, or performing services for, us;

•	the liability or loss was not the result of negligence or misconduct on the part of the person seeking indemnity; and

•	the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the assets of our stockholders.

We will not indemnify any person or entity for losses, liabilities or expenses arising from, or out of, an alleged violation of federal or state securities laws by that person or entity unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular person or entity;

•	the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular person or entity; or

•	a court approves a settlement of the claims and finds that indemnification of the settlement and related costs should be made and the court has been advised of the position of the SEC and the published opinions of any state securities regulatory authority in which our securities were offered and sold with respect to the availability or propriety of indemnification for securities law violations.

We will advance amounts to any person seeking indemnity for legal and other expenses only if:

•	the legal action relates to acts or omissions concerning the performance of duties or services by the person seeking indemnification for or on our behalf;

•	the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves the advance; and

•	the person receiving the advance provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and undertakes to repay any monies advanced, together with interest thereon at the applicable rate, if a court finds that the person is not entitled to be indemnified.

Real Estate Management Agreement

We have entered into a real estate management agreement, sometimes referred to herein as a “master management agreement,” with our Real Estate Managers.

Duties of our Real Estate Managers. Our Real Estate Managers and its affiliates will manage each of our real properties. At the time we acquire a property that we would like our Real Estate Managers to manage, we will enter into a separate property-specific agreement. Under this agreement, the Real Estate Managers typically will be responsible for:

•	managing the property;

•	overseeing and reporting leasing activities for the property;

•	preparing monthly operating reports and annualized budgets for the property;

•	collecting rent, assessments and other items, including security deposits;

•	making, or causing to be made, ordinary repairs and replacements necessary to preserve the property;

•	negotiating and entering into contracts for budgeted expense items;

•	instituting actions to evict tenants or to recover rent and other sums due, if necessary;

•	evaluating, on an ongoing basis, the financial strength of each tenant as well as the overall tenant mix at each property;

•	monitoring the financial condition of our tenants;

•	performing construction management for tenant build-outs and out-parcel developments, to the extent applicable;

•	administering ongoing preventative maintenance programs for structures such as roofs and parking lots and crisis management programs in the event of a flood, fire, hurricane or other disaster;

•	reviewing environmental needs and remediation projects at each property;

•	coordinating marketing events, including community events to drive traffic at properties;

•	performing due diligence, including conducting preliminary site reviews and tenant interviews, confirming the status of new construction and participating in the review of all leases and financial analysis;

•	reviewing incoming invoices, leases and internal control points;

•	monitoring master lease tenants; and

•	coordinating all post-closing activities related to the purchase and sale of each property, including preparing tax and common area maintenance prorations between the buyer and seller.

Inland Income II Management HOLDCO LLC, the sole member of our Real Estate Managers, will hire, direct and establish policies for employees who will have direct responsibility for operating each property.

Compensation. We will compensate our Real Estate Managers for the services it provides to us. See “Compensation Table” for a detailed discussion regarding the fees we anticipate paying and expenses that we will reimburse to our Real Estate Managers. The terms and conditions of the master management agreement, including the fee and expense reimbursement provisions, may be amended upon the mutual consent of the parties.

Term. The master management agreement with our Real Estate Managers has an initial term ending December 31, [    ], and may be renewed for successive one-year terms. The master management agreement may be terminated by mutual consent of the parties. We also may terminate the master management agreement without cause or penalty upon a vote by a majority of the independent directors on 60 days written notice to the Real Estate Managers. If the master management agreement is terminated, any property-specific agreements will terminate automatically, and the Real Estate Managers must cooperate with us and take all reasonable steps requested by our board to assist it in making an orderly transition. Notwithstanding the foregoing, the Company will reimburse the Real Estate Managers for all costs and expenses (including, without limitation, reimbursement for salaries, bonuses and benefits) incurred by the Real Estate Managers for time spent by the Real Estate Managers providing the transition services required.

The Real Estate Managers or its affiliates may subcontract with an affiliate or a third-party agent to provide a limited scope of real estate management services for a particular property. The Real Estate Managers will be responsible for paying any fees due to these entities. Inland Income II Management HOLDCO LLC may form additional subsidiary real estate management companies as necessary to manage the properties we acquire, and may approve of the change of management of a property from one manager to another.

Inland Securities

Inland Securities, our dealer manager, was formed in 1984 and is registered under the applicable federal and state securities laws as a securities broker-dealer throughout the United States.

Since being formed, Inland Securities has served as the dealer manager in connection with offering investment products sponsored by IREIC. Inland Securities has not rendered dealer manager services to anyone other than affiliates of TIREG or programs sponsored by IREIC. Inland Securities is a member firm of FINRA. See “Conflicts of Interest” for additional discussion regarding Inland Securities.

The following table sets forth information about the directors and principal officers of Inland Securities. The biography of Ms. Lynch are set forth above under “— The Inland Group, Inc.” in this section and the biography of Ms. Matlin is set forth above under “— Our Directors and Executive Officers” in this section.

Name	Age*	Position
Brian M. Conlon	55	Director, Chief Executive Officer and President
Roberta S. Matlin	69	Director and Vice President
Catherine L. Lynch	55	Director, Chief Financial Officer and Secretary
Curtis Shoch	41	Senior Vice President
Shawn Vauhan	42	Senior Vice President

*	As of January 1, 2014

Brian M. Conlon has been a director and the chief executive officer and president of Inland Securities since August 2013. He previously served as director and the president of Inland Securities from July 2009 and June 2009, respectively, through December 31, 2012. Mr. Conlon has also served as the chief executive officer (from February 2012 to December 2012) and a director (February 2011 to December 2012) of IREIC, and served as its president from January 2011 to February 2012. Mr. Conlon joined Inland Securities as executive vice president in September 1999 and served in that position until June 2009. Prior to joining Inland, Mr. Conlon was executive vice president and chief operating officer of Wells Real Estate Funds, where he was responsible for overseeing day-to-day operations of the company’s real estate investment and capital raising initiatives. Mr. Conlon is a general securities principal, is licensed as a real estate broker in Georgia, and has earned the certified financial planner and certified commercial investment member designations. Mr. Conlon has served on the national boards of directors for the Investment Program Association, REISA Alternative Investments and the Financial Planning Association in 2001 and 2002. Mr. Conlon received his bachelor degree from Georgia State University in Atlanta, Georgia and received a master’s degree in business administration from the University of Dallas, in Dallas, Texas. Mr. Conlon holds Series 7, 24 and 63 licenses with FINRA.

Curtis R. Shoch is a senior vice president and National Sales Director of Inland Securities Corporation. In 2000, Mr. Shoch began his career with Inland Securities as an external wholesaler and in 2004 he served as the first vice president of the Coastal Region Sales Team. In March of 2013, Mr. Shoch was promoted to his current role with Inland Securities. Mr. Shoch received his bachelor degree from College of Lynchburg, Virginia with a B.S. in marketing and a concentration in Finance. Mr. Shoch holds Series 24, 7, 63, and 65 licenses with FINRA.

Shawn Vaughan is a senior vice president of Inland Securities, which he joined in 2000. Mr. Vaughan began his career with Inland Securities in 2000 as an external wholesaler. In August of 2011, Mr. Vaughan was promoted to the Broker Dealer Relations Team, and in March of 2013 Mr. Vaughan was promoted to senior vice president. Prior to joining Inland Securities, he was assistant vice president at Wells Real Estate Funds. Mr. Vaughan began his career in financial services in 1994 with a financial planning firm. He holds Series 7 and 63 licenses with FINRA, and his CFP designation.

CONFLICTS OF INTEREST

Conflicts of Interest

Conflicts of interest exist between us and other programs sponsored by, or affiliated with, IREIC. The most significant conflicts of interest we may face in operating our business are described below, and should be read together with the risk factors described in the section of our prospectus captioned “Risk Factors.”

IREIC may face a conflict of interest in allocating personnel and resources among its affiliates, our Business Manager and our Real Estate Managers.

We do not have any employees and will rely on persons performing services for our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of these persons also provide services to one or more investment programs previously sponsored by IREIC. These individuals face competing demands for their time and service, and will be required to allocate their time among our business and assets and the business and assets of IREIC, its affiliates and the other programs formed and organized by IREIC. Certain of these individuals have fiduciary duties to both us and our stockholders. If these persons are unable to devote sufficient time or resources to our business due to the competing demands of the other programs, they may violate their fiduciary duties to us and our stockholders, which could harm the implementation of our investment strategy. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets, and our operating cash flows and ability to pay distributions could be adversely affected.

In addition, if another investment program sponsored by IREIC decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently performing services for our Business Manager and Real Estate Managers, and if it did so, would likely not allow these persons to perform services for us.

We do not have arm’s-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.

The agreements and arrangements with our Business Manager, our Real Estate Managers and any other affiliates of IREIC were not negotiated at arm’s-length. These agreements may contain terms and conditions that are not in our best interest or would not be present if we entered into arm’s-length agreements with third parties.

Our Business Manager and its affiliates will face conflicts of interest, which could result in actions that are not in our long-term best interest.

We will pay fees or other consideration to our Business Manager, Real Estate Managers and other affiliates of IREIC for services provided to us. The amount of these fees may be significant. Our Business Manager will receive, among other things, fees based on the aggregate book value, including acquired intangibles, of our invested assets and the contract purchase price of our assets. Further, our Real Estate Managers will receive fees based on the gross income from properties under management and may also receive market-based leasing and construction management fees. Other parties related to, or affiliated with, our Business Manager or Real Estate Managers, including Inland Securities, may also receive fees or cost reimbursements from us. These compensation or other arrangements may cause these entities to take or not take certain actions. For example, these arrangements may provide an incentive for our Business Manager to: (1) borrow more money than prudent to increase the amount we can invest; or (2) selling or not selling assets, or engaging or not engaging in other transactions such as a merger or listing even if we would be better served by pursuing or not pursuing these options. Further, the fact that we will pay the Business Manager an acquisition fee based on the contract purchase price of an asset may cause our Business Manager to negotiate a higher price for an asset than we otherwise would, or to purchase assets that may not otherwise be in our best interests. Ultimately, the interests of these parties in receiving fees may conflict with the interest of our stockholders in earning income on their investment in our common stock.

We will rely on IREIC and other entities affiliated with IREIC to identify real estate assets.

We will rely, in part, on IREA, IREIC and other affiliates of IREIC to identify suitable investment opportunities for us. Other public or private programs previously sponsored by IREIC or IPCC, including IRC, Inland Diversified and IREIT, either rely on these entities to identify potential investments, or in some cases, have rights of first refusal or other pre-emptive rights to the properties that IREA identifies. Our right to acquire properties identified by IREA will be subject to the exercise of any prior rights vested in these entities. We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Allocation of Investment Opportunities” for additional discussion regarding the rights vested in other IREIC-sponsored entities.

Our properties may compete with the properties owned by other programs previously sponsored by IREIC or IPCC.

Certain IREIC- or IPCC-sponsored programs own and manage the type of properties that we intend to own, including in the same geographical areas. Therefore, our properties, especially those located in the same geographical area, may compete for tenants or purchasers with other properties owned and managed by other IREIC- or IPCC-sponsored programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by IREIC- or IPCC-sponsored programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants. In addition, a conflict could arise in connection with the resale of properties in the event that we and another IREIC- or IPCC-sponsored program were to attempt to sell similar properties at the same time, including in particular in the event another IREIC- or IPCC-sponsored program engages in a liquidity event at approximately the same time as us, thus impacting our ability to sell the property or complete a proposed liquidity event.

Inland Securities, the dealer manager of this offering, is an affiliate of IREIC.

Inland Securities is an affiliate of IREIC and is not, therefore, independent. Thus, investors will not have the benefit of an independent due diligence review and investigation of the type normally performed by unaffiliated, independent underwriters in securities offerings. Further, the agreement with Inland Securities, including fees and expenses payable thereunder, was not negotiated at arm’s length.

We have the same legal counsel as our dealer manager and certain of its affiliates.

Our legal counsel also serves as the legal counsel to Inland Securities and from time to time other entities that are affiliated with our sponsor. Under applicable legal ethics rules, our counsel may be precluded from representing us due to a conflict of interest between us and our dealer manager or any of those other entities. If any situation arises in which our interests are in conflict with those of our dealer manager or its affiliates, we would be required to retain additional counsel and may incur additional fees and expenses.

Policies and Procedures with Respect to Related-Party Transactions

We have adopted a conflicts of interest policy, which prohibits us, without the approval of our independent directors, from engaging in the following types of transactions with IREIC-affiliated entities:

•	purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (excluding circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

•	making loans to, or borrowing money from, any IREIC-affiliated entities (excluding expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

•	investing in joint ventures with any IREIC-affiliated entities.

This policy also applies to agreements and relationships between us and IREIC and its affiliates, including, for example, agreements with our Business Manager, Real Estate Managers and Inland Securities.

Allocation of Investment Opportunities

We will rely on IREA, IREIC and other affiliates of IREIC to identify suitable investment opportunities for us. The process by which investment opportunities will be allocated among us and other public or private programs sponsored by IREIC or IPCC is based on contractual rights of first refusal held by certain of these other programs. Currently, IREA has granted Inland Diversified a right of first refusal to acquire all real estate assets that it identifies for acquisition, other than real estate operating companies. IREA will present an investment opportunity to us only if, and after, Inland Diversified, has passed on the opportunity. Our right to acquire properties identified by IREA therefore will be subject to the exercise of any prior rights vested in Inland Diversified.

The directors, including the independent directors, have a duty to ensure that this method of allocating investment opportunities is applied fairly to the company.

Independent Directors

In order to further reduce the risks that may be created by conflicts of interest, our charter requires our board to be comprised upon commencement of this offering of a majority of persons who are independent directors. A majority of the independent directors must approve matters relating to or act upon:

•	any transfer or sale of our sponsor’s initial investment in us; provided however, our sponsor may not sell its initial investment while it remains our sponsor, but our sponsor may transfer the shares to an affiliate;

•	the requirement that a majority of directors and of independent directors review and ratify the charter at or before the commencement of this offering;

•	the duty of the board to establish and review written policies on investments and borrowing and to monitor our and our Business Manager’s investment operations and performance to assure that those policies are in the best interests of our stockholders;

•	transactions, including sales and leases, loans and investments, involving our sponsor, the Business Manager, any Real Estate Managers, a director or any affiliate thereof;

•	the business management agreement;

•	liability and indemnification of our directors and our Business Manager and its affiliates;

•	fees, compensation and expenses, including organization and offering expense reimbursements, acquisition fees and expenses, total operating expenses, real estate commissions, incentive fees, and compensation to our Business Manager;

•	real property appraisals;

•	the restrictions and procedures relating to annual and special meetings of stockholders; and

•	the requirements of any distribution reinvestment plan that the board establishes, relating to periodic distribution of certain material information to stockholders and the opportunity for participating stockholders to withdraw.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of the date of this prospectus regarding the number and percentage of shares of our common stock beneficially owned by each director, each executive officer, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock. As of the date of this prospectus, we had one stockholder of record and 8,000 Class A Shares of our common stock outstanding. Beneficial ownership includes outstanding shares and shares which are not outstanding that any person has the right to acquire within 60 days after the date of this table. Except as indicated, the persons named in the table have sole voting and investing power with respect to all shares beneficially owned by them.

Name of Beneficial Owner(1)	Office of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Inland Real Estate Investment Corporation (2)		8,000	100%

(1)	The business address of each person listed in the table is 2901 Butterfield Road, Oak Brook, Illinois 60523.
(2)	We sold 8,000 shares of our common stock to Inland Real Estate Investment Corporation, our sponsor, for an aggregate purchase price of $200,000 or $25.00 per share. Mr. Goodwin controls the voting and disposition decisions with respect to the shares owned by Inland Real Estate Investment Corporation.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

Our board of directors will be responsible for implementing our investment objectives and policies. Our investment objectives generally are:

•	to preserve and protect our stockholders’ investments;

•	to acquire quality commercial real estate assets that generate, over time, sufficient cash flow from operations to fund sustainable and predictable distributions to our stockholders; and

•	to realize capital appreciation through the potential sale of our assets or other liquidity events, as described in this prospectus.

During the offering, we will supplement this prospectus as soon as reasonably practicable to describe any material changes to these investment objectives as well as our investment policies, and the methods for implementing them. We will deliver this supplement to our stockholders once it has been filed with the SEC. Following the offering, we will notify our stockholders of any of these changes in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. We cannot guarantee that we will achieve any of our investment objectives.

Investment Strategy

Our investment strategy focuses on acquiring and owning primarily a diversified portfolio of “core” retail commercial real estate. In light of existing market conditions and trends, we intend to invest substantially all of the net proceeds that we raise in the offering primarily in grocery anchored and other neighborhood centers and power, regional and super regional centers. We may also acquire lifestyle centers and single-tenant, net-leased retail properties. We believe that existing market conditions favor the retail sector and that grocery-anchored retail is one of the more stable property types. These centers typically are tenanted by businesses selling “necessity-based” items. Generally, the revenues and expenses generated by these properties are generally more stable in comparison to revenue or expenses generated by other property types.

Location, convenience, accessibility and tenant mix are generally considered to be among the key criteria for successful retail investments. Retail leases will tend to range from three to five years for small tenants and ten to fifteen years for large anchor tenants. Leases, particularly for anchor tenants, may include a base payment plus a percentage of retail sales. Income and population density are generally considered to be key drivers of local retail demand.

The leases for these properties generally will be either double-net or triple-net. Double-net leases typically require the tenant to pay the costs of insurance and real estate taxes, but the owner remains responsible for maintaining the roof and structure of the property. Triple-net leases, in contrast, typically require the tenant to pay substantially all of the costs associated with operating and maintaining the property, such as maintenance, insurance, taxes, structural repairs and all other operating and capital expenses. A third type of net lease, an “absolute triple-net lease,” also known as a bond lease, requires the tenant to bear every real estate risk related to the property, including the obligation to rebuild after a casualty, regardless of the adequacy of insurance proceeds, and to pay rent after partial or full condemnation.

We may purchase existing or newly-constructed properties as well as properties that are under development or construction, including those where development has not yet commenced. In the case of development properties, we will likely partner with a third party having development expertise or not close on the acquisition of the property until development activities are complete. In all cases, we may acquire or develop properties directly, by purchasing the property, also known as a “fee interest,” or through joint ventures, including joint ventures in which we do not own a controlling interest. We also may invest in real estate-related equity securities of both publicly traded and private real estate companies, as well as commercial mortgage-backed securities.

We will not focus on acquiring properties in any one particular geographic location. Our ability to achieve this objective, however, will depend on the amount of net proceeds available for us to invest. Further, market conditions may dictate that we focus on a particular retail property type or location. We generally will endeavor to acquire multiple properties within the same major metropolitan market to realize management efficiencies. In addition, we expect to further diversify our portfolio by acquiring properties with a diversified tenant mix and lease expiration schedule. We are not specifically limited in the number or size of the properties that we may acquire, or on the percentage of net proceeds of this offering that we may invest in a single property.

Focus on “Core” Retail Real Estate Assets

We intend to focus primarily on “core” retail real estate assets. “Core” real estate assets are those assets that typically satisfy some, but not necessarily all, of the following criteria:

•	properties located within major regional markets or accelerating secondary markets;

•	properties with above-market occupancy rates, with leases that provide for market rental rates and that have staggered maturity dates; and

•	properties that have anchor tenants with strong credit ratings.

Core real estate assets also typically provide predictable, steady cash flow and have a lower risk profile than non-core real estate assets.

The Inland Platform—The Inland Track Record

Our Business Manager will have the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than 40 years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•	Experienced Management Team — Inland’s management team has substantial experience in all aspects of acquiring, owning, managing and operating commercial real estate and other real estate assets across diverse types of real estate assets, as well as a broad range of experience in financing real estate assets. As of September 30, 2013, Inland cumulatively owned properties located in 48 states and managed assets with a book value exceeding $20.2 billion.

•	Expertise with Core Real Estate Assets — Each of the REITs previously sponsored by IREIC, including most recently Inland American and Inland Diversified, own or are acquiring portfolios that contain core real estate assets. For example, as of December 31, 2013, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 277 commercial real estate properties representing approximately 24.3 million square feet of retail and non-core space, 8,290 student housing beds and 19,337 hotel rooms. As of the same date, Inland Diversified owned 135 retail properties, four office properties and two industrial properties collectively totaling 12.5 million square feet, 24 multi-family units and two multi-family properties totaling 420 units. Our management, and our board, including Mr. Goodwin, Mr. Sabshon, Ms. Lynch and Ms. Hrtanek, will be able to draw on Inland’s expertise in acquiring and managing a diverse portfolio of properties.

•	Seasoned Acquisition Team — IREA and other affiliates of IREIC will assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2005, the individuals performing services for these entities have closed over 1,100 transactions in the aggregate, involving real estate with an aggregate purchase price that exceeds $17 billion.

•	Strong Industry Relationships — We believe that Inland’s extensive network of industry relationships with the real estate brokerage, development and investor communities will enable us to successfully execute our strategies. We believe these relationships will augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe Inland’s strong relationships with the tenant and leasing brokerage communities will aid in attracting and retaining tenants.

•	Centralized Resources — Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Real Estate as a Diversifying Asset Class

Historically, investments in real estate have offered attractive returns compared to bonds, and lower volatility compared to equities, which we believe makes it an attractive asset class to consider as a component of a diversified, long-term investment portfolio.

Institutional investors like pension funds and endowments have increased the amount allocated to real estate. For example, various pension plans, including the Tallahassee Pension Plan, the Miami Beach (Fla.) Employees’ Retirement System and the New York State Teachers’ Retirement System have announced that they are targeting a real estate allocation ranging from 10% to 15% of their overall investment portfolios. You and your financial advisor should determine whether investing in real estate would benefit your investment portfolio.

Investing in REITs whose shares are listed on a national securities exchange is one alternative for investing in real estate. Shares of listed REITs, however, generally fluctuate in value with the stock market as a whole. Alternatively, a significant number of public and corporate pension plan sponsors as well as endowments, foundations and other institutions have allocated a portion of their portfolios, either through separate account arrangements or commingled funds, to investment vehicles that own real estate and do not have their equity interests listed for trading on a national securities exchange.

These types of unlisted or non-traded investment vehicles (particularly those held by institutional investors) generally differ from listed REITs in that the value per share is typically based directly on professional assessments of the fair value of the real estate owned by the entity. To determine the per share estimated value of our shares, we will engage an independent valuation expert to value our real estate assets and related liabilities. In contrast, shares of listed REITs are priced by the public trading market, which generally causes a company’s stock price to fluctuate based on factors such as supply (number of sellers) and demand (number of buyers) of shares as well as other market forces.

Industry benchmarks that track the value of unlisted investments in real estate as an asset class have demonstrated a low correlation with the benchmarks for traditional asset classes, such as stocks and bonds. Academic and empirical studies have shown that utilizing lower correlated assets in a diversified, long-term investment portfolio can increase portfolio efficiency and may generate higher total returns while decreasing overall risk because the various asset classes may react to market conditions differently.

We believe that individual investors can benefit by adding unlisted investments in real estate as a component to their investment portfolios. Accordingly, our objective is to offer a similar investment option to a broad universe of investors through our continuous public offering in an unlisted REIT.

Investment Policies

Due Diligence and Underwriting Process

We will consider a number of factors in evaluating whether to acquire any particular asset, including: geographic location and property type; creditworthiness of the tenants or potential tenants; condition and use of the assets; historical performance; current and projected cash flow; potential for capital appreciation; potential for economic growth in the area where the assets are located; presence of existing and potential competition; prospects for liquidity through sale, financing or refinancing of the assets; and tax considerations. Because the factors considered, including the specific weight we place on each factor, vary for each potential investment, we will not assign a specific weight or level of importance to any particular factor. Our obligation to close on the purchase of any investment generally will be conditioned upon the delivery and verification of certain documents from the seller, including, where available and appropriate: plans and specifications; environmental reports; surveys; evidence of marketable title subject to any liens and encumbrances as are acceptable to the Business Manager; audited financial statements covering recent operations of properties having operating histories unless those statements are not required to be filed with the SEC and delivered to stockholders; and title and liability insurance policies.

With respect to the creditworthiness of the tenants, our Business Manager’s underwriting process will include an analysis of the financial condition of each potential tenant or guarantor, including income statements, balance sheets, net worth, cash flow, business plans, as well as the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, the strength of the tenant’s management team and the terms and length of the lease at the time of acquisition. In addition, we may decide to obtain guarantees of leases by the corporate parent of a potential tenant, in which case our Business Manager will analyze the creditworthiness of the guarantor. In many instances, especially in sale-leaseback situations, where we are acquiring a property from a company and simultaneously leasing it back to the company under a long-term lease, we will meet with the seller’s management to discuss the company’s business plan and strategy. A tenant will be considered “creditworthy” if it has an “investment grade” debt rating by Moody’s of Baa3 or better, credit rating by Standard & Poor’s of BBB — or better, or if the lease payments are guaranteed by a company with these ratings. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of creditworthy tenants.

In addition, our Business Manager or its affiliates also will review the physical condition of each property and conduct a market evaluation to determine the likelihood of replacing the rental stream if the tenant defaults. Our Business Manager also generally will conduct, or require the seller to conduct, Phase I or similar environmental site assessments in an attempt to identify potential environmental liabilities associated with a property. Further, our Business Manager typically will conduct, or require the seller to conduct, a Phase II environmental site assessment in the event that the results of the Phase I assessment warrant further review. If potential environmental liabilities are identified, we generally will want the seller to resolve the issues before we acquire the property, or we may seek protection in the form of post-closing indemnities or environmental insurance.

We will obtain an appraisal prepared by an appraiser independent of our Business Manager for each property we acquire. The contractual purchase price (including acquisition expenses and any indebtedness assumed or incurred in respect of the investment but excluding acquisition fees and financing fees) for a property we acquire will not exceed its appraised value. The appraisals may take into consideration, among other things, market rents, the terms and conditions of the particular lease transaction, the quality of the tenant’s credit, comparable sales and replacement cost. The appraised value may be greater than the construction cost or the replacement cost of a property. Operating results of properties and other collateral may be examined as part of the appraisal, to determine whether or not projected income levels are likely to be met.

Appraisals are only estimates of value. We will not necessarily obtain appraisals or fairness opinions to acquire properties through joint ventures. We will maintain copies of all appraisals in our records for at least five years. These copies will be available for review by our stockholders.

Joint Ventures and Other Co-Ownership Arrangements

In all cases, we may acquire or develop real estate assets directly or through joint ventures, including joint ventures in which we do not own a controlling interest. We will pursue acquiring and developing real estate assets through joint ventures where a third party controls a particular acquisition or when the third party has special knowledge of the particular asset(s). We may make these investments to diversify our portfolio in terms of geographic region or property type, to access capital of third parties and to enable us to make investments sooner than would be possible otherwise. In determining whether to invest in a particular joint venture, our Business Manager will evaluate the real estate assets that the joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for selecting our investments.

The terms of any particular joint venture will be established on a case-by-case basis considering all relevant facts, including the nature and attributes of the potential joint venture partner, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest in the venture. Other factors we will consider include: (1) our ability to manage and control the joint venture; (2) our ability to exit the joint venture; and (3) our ability to control transfers of interests held by other partners to the venture. Our interests may not be totally aligned with those of our partner. See “Risk Factors — Risks Related to Our Business” for additional discussion of these risks.

If we enter into a material joint venture to acquire a specific real estate asset or assets, we will supplement this prospectus to disclose the terms of the transaction.

Borrowing Policies

In some instances, we borrow money to acquire real estate assets either at closing or sometime thereafter. These borrowings may take the form of temporary, interim or permanent financing from banks, institutional investors and other third-party lenders. These borrowings generally will be secured solely by a mortgage on one or more of our properties but also may require us to be directly or indirectly (through a guarantee) liable for the borrowings. We may borrow at either fixed or variable interest rates and on terms that require us to repay the principal on a typical, level schedule or at one-time in “balloon” payments. We also may establish a revolving line of credit for short-term cash management and bridge financing purposes. See “Risk Factors — Risks Associated with Debt Financing” for additional discussion regarding our borrowings.

We expect that our aggregate borrowings will average approximately 50% of the total fair market value of our assets. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset. This policy, however, will not apply to individual assets and only will apply only after we have completed raising capital under this or any subsequent primary offering and invested substantially all of the net proceeds thereof. As a result, we expect to borrow more than 50% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent.

Further, our charter limits the amount we may borrow, in the aggregate, to 300% of our net assets, equivalent to 75% of the cost of our assets, unless our board (including a majority of the independent directors) determines that a higher level is appropriate. For these purposes, net assets are defined as total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied. Any borrowings over this limit must be approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the justification for exceeding the limit.

We may use derivative financial instruments, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements, to hedge exposures to changes in interest rates on loans secured by our assets. To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract.

Other Policies. Pending investment in real estate assets, we will invest monies so as to allow us to qualify as a REIT. We will seek highly liquid investments that provide for safety of principal and may include, but are not limited to, commercial mortgage-backed securities such as bonds issued by the Government National Mortgage Association, or GNMA, and real estate mortgage investment conduits also known as “REMICs.” See “Material U.S. Federal Income Tax Consequences — REIT Qualification Tests.”

We have no current plans to invest the net proceeds of the offering, other than on a temporary basis, in non-real-estate-related investments.

Investments in Securities

We may invest in common and preferred real estate-related equity securities of both publicly-traded and private real estate companies. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. We may acquire real estate-related securities through tender offers, negotiated or otherwise, in which we solicit a target company’s stockholders to purchase their securities.

We may also make investments in CMBS, which are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and interest to which they are entitled. CMBS are subject to all of the risks of the underlying mortgage loans. We may invest in investment grade and non-investment grade CMBS classes. We expect to pay third-party brokerage commissions on any purchase or sale of marketable securities.

International Investments

We do not intend to invest in properties or real estate assets located outside of the United States. We may, however, invest in the securities of real estate companies owning assets located outside of the United States.

Development and Construction of Properties

From time to time, we may construct and develop real estate assets or render services in connection with these activities. We may be able to reduce overall purchase costs by constructing and developing property as opposed to purchasing a finished property. Developing and constructing properties will, however, expose us to risks such as cost overruns, carrying costs of projects under construction or development, availability and costs of materials and labor, weather conditions and government regulation. See “Risk Factors — Risks Related to

Investments in Real Estate” for additional discussion of these risks. To comply with the applicable requirements under U.S. federal income tax law, we intend to limit our construction and development activities to performing oversight and review functions, including reviewing the construction and tenant improvement design proposals, negotiating and contracting for feasibility studies and supervising compliance with local, state or federal laws and regulations; negotiating contracts; overseeing construction; and obtaining financing. In addition, we may use taxable REIT subsidiaries or retain independent contractors to carry out these oversight and review functions. We intend to retain independent contractors to perform the actual construction work.

Disposition of Real Estate Assets

To maintain our status as a REIT and as part of our business plan, we intend to hold our assets for an extended period of time. Circumstances may arise, however, that could result in us selling an asset or assets earlier than contemplated. In determining to sell or hold an asset, we will consider prevailing economic and market conditions, among other things. See “Risk Factors — Risks Related to Investments in Real Estate” for additional discussion regarding the sale of assets. For discussion regarding the compensation that we may pay to our Business Manager upon a disposition of assets, see “Compensation Table.”

Liquidity Events

Although no public market currently exists, and there is no assurance that one will develop, our board intends to continually evaluate the timing and form of a liquidity event or events for our stockholders. A “liquidity event” may take any of the following forms:

•	listing our shares, or the shares of one of our subsidiaries, on a national securities exchange;

•	selling all or substantially all of our assets; or

•	entering into a merger, reorganization, business combination, share exchange or acquisition or other similar transaction, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange.

If we pursue listing our shares on a national securities exchange, we may be able to increase our size, portfolio diversity, stockholder liquidity and access to capital. There is no assurance, however, that we will satisfy the conditions to list or that we will be approved to list. See “Risk Factors — Risks Related to Our Business” for additional discussion of these risks. For discussion regarding the compensation that we may pay to our Business Manager in connection with a liquidity event or the impact of a liquidity event on our special limited partner upon a liquidity event, see “Compensation Table” and “Summary of our Operating Partnership Agreement — Special Limited Partner Interest.”

Competition

The commercial real estate market is highly competitive. We will compete in all of our markets with other owners and operators of commercial properties. We will compete based on a number of factors that include location, rental rates, security, suitability of the property’s design to tenants’ needs and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on a property’s occupancy levels, rental rates and operating expenses.

We will compete with many third parties engaged in real estate investment activities including other REITs, including other REITs previously sponsored by IREIC, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. There are also other REITs with asset acquisition objectives similar to ours and others may be organized in the future. See “Risk Factors — Risks Related to Our Business” for additional discussion. Some of these competitors, including larger REITs, have substantially greater marketing and financial resources than we will have and generally may be able to accept or manage more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through the same channels that we do. Therefore, we will compete for investors and funding in a market where funds for real estate investment may decrease, or grow less than the underlying demand.

Competition may limit the number of suitable investment opportunities offered to us and result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms. In addition, competition for desirable investments could delay the investment of net proceeds from this offering in desirable assets, which may in turn reduce our cash flow from operations and negatively affect our ability to make or maintain distributions.

Insurance

Our properties will have comprehensive liability, rental loss and all-risk property casualty insurance, either purchased by us or provided by tenants under their leases, covering our real property investments, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable, such as losses due to floods, riots, terrorism or acts of war. If an uninsured loss occurs, we could lose our investment in the property. See “Risk Factors — Risks Related to Investments in Real Estate” for additional discussion regarding insurance.

We, along with the other REITs sponsored by IREIC, are members of a limited liability company formed as an insurance association captive. This entity manages insurance coverage for its members. The entity oversees the purchase of one or more insurance policies from third-party insurers, covering the properties owned by the members. Portions of these insurance policies are funded or reimbursed by insurance policies purchased from the captive entity by the members. The premium associated with the non-catastrophic property and casualty insurance policies purchased from the captive are divided among each of the members based upon a determination by a third-party, independent actuary of the losses, loss reserves and loss expenses that each member is expected to incur, and a proportional allocation of associated operating costs. The captive uses its capital to pay a portion of certain property and casualty losses and general liability losses suffered by a member under the policies purchased by the captive subject to deductibles applicable to each occurrence. These losses are paid by the captive up to and including a certain dollar limit, after which the losses are covered by the third-party insurer. Future contributions to capital will be made in the form of premium payments determined for each member based on its individualized loss experiences as well as the level of deductible each member desires.

Conservation Initiatives

Inland is a member of the U.S. Green Building Council, a nonprofit organization comprised of corporations, contractors, developers, manufacturers and retailers working to advance buildings that are environmentally responsible, profitable and healthy places to live and work.

One of our goals is to promote cost-effective, environmentally friendly practices at our properties and to increase energy efficiency across our entire portfolio of assets in order to reduce costs. We intend to employ sustainability initiatives that include recycling, installing efficient outdoor lighting and utilizing industry-described “green” roofs that generate energy via solar panels and provide superior insulation for heating and cooling efficiencies. In addition, we expect to adopt eco-friendly practices in the operation of our business and in connection with our offering, including using recycled materials and soy-based inks in the production of marketing materials.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans With Disabilities Act. Under the Americans With Disabilities Act, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent or sell the property or to borrow using the property as collateral and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. See “Risk Factors — Risks Related to Investments in Real Estate” for additional discussion regarding environmental matters.

Other Regulations. The properties we acquire likely will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We generally will acquire properties that are in material compliance with all regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Investment Company Act of 1940

We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither the company nor any of its subsidiaries is required to register as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of our majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property. We may also (i) purchase common and preferred real estate-related equity securities of both publicly traded and private companies, including REITs and pass-through entities, that own real property, (ii) purchase commercial mortgage-backed securities, or “CMBS,” or other mortgage-related instruments and (iii) invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that our assets generally will be held in wholly and majority-owned subsidiaries of the company, each formed to hold a particular asset.

We intend to conduct our operations so that the company and most, if not all, of its wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of the company’s wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that the company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither the company nor any of its wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, the company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will determine whether an entity is a majority-owned subsidiary of our company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

If that the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets). We will measure our 3(c)(5)(C) exemption on an unconsolidated basis.

We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/25% test, we classify certain assets in which we invest as follows:

•	Investments in Real Property. Based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions by the joint venture; otherwise, they will be classified as real estate-related assets. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

•	Investments in Securities. We will treat as real estate-related assets CMBS, debt and equity securities of non-majority owned companies primarily engaged in real estate businesses and securities issued by pass-through entities substantially all of the assets of which consist of qualifying assets or real estate-related assets.

Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of the company and its subsidiaries to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate.

Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011 the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors — Risks Related to Our Business.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We intend primarily to acquire, directly or indirectly, a diversified portfolio of commercial retail real estate located throughout the United States, with a focus on “core” retail properties, as described in the “Investment Objectives and Policies” section of this prospectus. Within the retail sector, we may purchase existing or newly constructed properties as well as properties that are under development or construction, including those where development has not commenced. In addition, in all cases, we may acquire properties directly, by purchasing the property, also known as a “fee interest,” or through joint ventures, including joint ventures in which we do not own a controlling interest. We also may invest in real estate-related equity securities of both publicly traded and private real estate companies, as well as commercial mortgage-backed securities. See “Estimated Use of Proceeds.” We will experience a relative increase in liquidity as additional subscriptions for shares are received and a relative decrease in liquidity as net offering proceeds are used to acquire and operate properties.

We have not entered into any arrangements to acquire any specific assets with the net proceeds from this offering. The number and type of retail properties we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment. If we are unable to raise substantially more than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. Consequently, the likelihood of our profitability being affected by the performance of any one of our investments will increase. In addition, if we are unable to raise substantial funds, our fixed operating expenses, as a percentage of gross income, will be higher, which may have a material adverse effect on our ability to pay distributions.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring and operating real estate assets, other than those referred to in this prospectus.

Our Business Manager will establish working capital reserves from net offering proceeds, out of cash flow generated by operating assets or out of proceeds from the sale of assets. Working capital reserves are typically utilized to fund tenant improvements, leasing commissions and major capital expenditures. Our lenders also may require working capital reserves.

The net proceeds of this offering will provide funds to enable us to purchase retail properties. We may acquire these assets free and clear of permanent mortgage indebtedness by paying the entire purchase price in cash or equity securities, including operating partnership units, or a combination thereof, and we may selectively encumber all or certain assets. The proceeds from any loans will be used to acquire additional retail properties, increase cash flow and further diversify our portfolio.

We intend to make an election under applicable provisions of the Code and the Treasury Regulations promulgated thereunder to be taxed as a REIT beginning with the tax year ending December 31, 2014 or our first year of material operations. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income. We believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes for the tax year ending December 31, 2014 or our first year of material operations, and we intend to operate so as to remain qualified as a REIT for U.S. federal income tax purposes.

We will monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals at any time. We also will determine, on a quarterly basis, that the gross income, asset and distribution tests as described in the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences—REIT Qualification Tests” are satisfied.

Liquidity and Capital Resources

Our principal demand for funds will be to acquire real estate assets, to pay our operating expenses, including expenses associated with our real estate assets and interest on our indebtedness, and to make distributions to our stockholders. We incurred $0.3 of offering costs from December 19, 2013 (the date of inception) through December 31, 2013. Our cash needs for acquisitions, including related capital expenditures and financings, will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan. There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, of returns generated from our investment operations. Our Business Manager and IREA will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to you.

We will generally fund our cash needs for items other than asset acquisitions, and capital expenditures and principal payments on our indebtedness, from cash flow from operations. We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, interest payments on our indebtedness and the payment of distributions. However, our ability to fund our operations is subject to some uncertainties. Our ability to generate cash flow from operations is dependent on our ability to purchase assets and to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. If we have not generated sufficient cash flow from our operations, we may fund our cash needs from, among other things, borrowing, including, advances or contributions from our Business Manager or IREIC, from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses and from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund cash needs. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund our cash needs.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. We have not identified any sources for these types of financings.

Results of Operations

As of the date of this prospectus, we are in our organizational and development stage and have not commenced significant operations. Because we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we are in our organizational and development stage and do not have any off-balance sheet arrangements.

Policies With Respect To Certain Activities

Currently, we do not propose to or intend to engage in the following activities: issuing senior shares of our common stock; underwriting securities of other issuers; and offering our common stock in exchange for property.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. We expect to include provisions in the majority of our tenant leases designed to protect us from the impact of inflation. These provisions will include reimbursement billings for operating expenses, including common area maintenance, real estate taxes and insurance. However, increased inflation may have a more pronounced negative impact on our general and administrative expenses because these costs could increase at a rate higher than our rents. Also, inflation may adversely affect leases with stated rent increases or limits on the tenant’s obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time.

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Below are the accounting policies we believe will be critical once we commence principal operations. We consider these policies to be critical because they require our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Offering and Organizational Costs

Costs associated with this offering will be deferred and charged against the gross proceeds of this offering upon the sale of shares. Formation and organizational costs will be expensed as incurred.

Acquisitions

We will allocate the purchase price of each acquired business between tangible and intangible assets at full fair value at the date of the transaction. Such tangible and intangible assets will include land, building and improvements, acquired above-market and below-market leases, in-place lease value, customer relationships (if any), and any assumed financing that is determined to be above or below market terms. Any additional amounts will be allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed. The allocation of the purchase price is an area that will require judgment and significant estimates.

We will expense acquisition costs of all transactions as incurred. All costs related to finding, analyzing and negotiating a transaction will be expensed as incurred as a general and administrative expense, whether or not the acquisition is completed. These expenses would include acquisition fees, if any, paid to an affiliate of our Business Manager.

Impairment

We will assess the carrying values of the respective long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed carrying value, we will be required to record an impairment loss to the extent that the carrying value exceeds fair value. The valuation and possible subsequent impairment of investment properties will be a significant estimate that can change based on our continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

We will also evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investment and identifies potential declines in fair value. An impairment loss should be recognized if a decline in value of the investment has occurred that is considered to be other than temporary, without ability to recover or sustain operations that would support the value of the investment.

We will evaluate the collectability of both interest and principal of each of our notes receivable to determine whether it is impaired. A note receivable is considered to be impaired when management determines that it is probable that we will not be able to collect all amounts due under the contractual terms of the note receivable. When a note receivable is considered impaired, the amount of loss will be calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note’s effective interest rate or to the fair value of the underlying collateral if the note receivable is collateral dependent.

Cost Capitalization and Depreciation Policies

Real estate acquisitions will be recorded at cost less accumulated depreciation. Improvements and betterment costs will be capitalized and ordinary repairs and maintenance will be expensed as incurred.

Depreciation expense will be computed using the straight-line method. Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of 30 years for buildings and improvements, and 5 to 15 years for furniture, fixtures and equipment and site improvements. Tenant improvements will be amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization. Leasing fees will be amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization. Loan fees will be amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loan as a component of interest expense. The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs will be amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income. Acquired in-place lease costs and other leasing costs will be amortized on a straight-line basis over the weighted-average remaining lease term as a component of amortization expense.

In addition, to potentially increase the amount that we may depreciate, we intend to use a valuation analysis known as “cost segregation.” Cost segregation is an analysis of the values of the components of a company’s real estate assets. This valuation process may increase asset depreciation deductions for federal income tax purposes in the earlier years after acquisition of the asset. Using this valuation approach, purchasers of real estate view an acquisition as consisting not only of land and buildings but also tangible personal property and land improvements. The premise behind cost segregation is that some real estate components and personal property have a shorter life than the shell of a building and are thus depreciated over a shorter time. This increases our depreciation expense in the earlier years after acquisition of the asset, which reduces our U.S. federal taxable income and our earnings and profits.

The use of cost segregation studies also generally will reduce the amount of our distributions that are taxable to our stockholders during the initial years after purchase of the particular asset. Accordingly, our stockholders may be able to defer paying taxes to a later period and, under certain circumstances, may pay these taxes at a reduced rate. In addition, the use of cost segregation studies will not impact depreciation expense reported for financial reporting purposes under GAAP. Depreciation is a non-cash expense and does not reduce the cash generated by property operations.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements

We will estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they will not necessarily be indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We will establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy will consist of three broad levels, which are described below:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•	Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Revenue Recognition

We will commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We will consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically will review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.

As a lessor, we will defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Partially-Owned Entities

We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (VIE) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we determine that we are not the primary beneficiary of a variable interest entity or we do not control the joint venture but we can exercise influence over the entity with respect to its operations and major decisions, we will use the equity method of accounting. Under the equity method, the operations of a joint venture will not be consolidated with our operations but instead our share of operations will be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the joint venture will be reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Marketable Securities

We will classify any investments in securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities will be bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which we will have the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity will be classified as available-for-sale. Unrealized holding gains and losses on available-for-sale securities will be excluded from earnings and reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities will be determined on a specific identification basis. A decline in the market value of any available-for-sale security below cost that will be deemed to be other than temporary, will result in a reduction in the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. When a security is impaired, we will consider whether we have the ability and intent to hold the investment for a time sufficient to allow for any anticipated recovery in market value and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence to be considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

REIT Status

In order to qualify as a REIT, we are required to make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed income.

Differences between GAAP and Tax Accounting

Our consolidated financial statements are prepared in accordance with GAAP. Our income for GAAP purposes will likely differ from our income for U.S. federal income tax purposes. This results from the fact that there are differences in the treatment of various items for GAAP and U.S. federal income tax purposes. For example, GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract. In addition, GAAP requires that when a building is purchased certain intangible assets and liabilities (such as above- and below-market leases, tenant relationships and in-place lease costs) get allocated separately from the building and get amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets and liabilities are not recognized for U.S. federal income tax purposes and are not allocated separately from the building for purposes of tax depreciation. Similarly, certain items are treated as contributions to capital for GAAP purposes but may be taxable income to us for U.S. federal income tax purposes under certain circumstances. Thus, our net income for GAAP purposes will likely differ from our net income for U.S. federal income tax purposes.

Distributions

We intend to pay regular monthly cash distributions to our stockholders. We anticipate that we will begin declaring distributions no later than 60 days after we have sold enough shares to satisfy the minimum offering condition. We may pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period, determined in accordance with GAAP. As a result, we may pay distributions from sources other than cash flows from operations. Specifically, some or all of our distributions for any period in which our cash flow from operations is not sufficient may be paid from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions. See “Risk Factors — Risks Related to Our Business.”

Offering and Operational Fees and Expenses

If we sell at least the minimum offering of $2.0 million in shares, our Business Manager or its affiliates will pay or reimburse any organization and offering expenses, including any “issuer costs,” that exceed approximately 12.0% of the gross offering proceeds from Class A Shares, and approximately 6.5% of the gross offering proceeds from Class C Shares, sold in the primary offering over the life of the offering.

Certain fees and expenses payable to IREIC or its affiliates for services to be provided to us are limited to maximum amounts. See “Compensation Table” above for a more detailed discussion regarding the fees and expenses that we may pay our Business Manager and its affiliates.

Funds from Operations

We intend to use “Funds From Operations,” or FFO, as a measure of our operating performance. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated FFO as a standard, which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation, amortization and impairment charges on operating property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest. In calculating FFO, it is appropriate to add back impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. Further, because gains and losses from sales of property are excluded from FFO, it is consistent and appropriate that impairments, which are often early recognition of losses on prospective sales of property, also be excluded. However, the exclusion of impairments limits the usefulness of FFO as a measure of historical operating performance, because an impairment indicates that the property’s operating performance has been permanently affected.

FFO is not intended to be an alternative to “net income” as an indicator of our performance nor to “cash flow from operations” as determined by GAAP as a measure of our capacity to pay distributions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. This allows us to compare our property performance to our investment objectives.

FFO is not a financial measure recognized under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. In addition, our calculation of FFO is not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our common stock should not rely on these measures as a substitute for any GAAP measure, including net income.

Quantitative and Qualitative Disclosures about Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expand our real estate investment portfolio and operations. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which will create credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, will not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. See “Risk Factors — Risks Associated with Debt Financing” for additional discussion regarding our use of derivative financial instruments.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced. Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

DESCRIPTION OF SECURITIES

We are a corporation formed under the laws of the State of Maryland. Your rights as a stockholder are governed by Maryland law, our charter and our bylaws. The following summarizes the material terms of our common stock as described in our charter and bylaws which you should refer to for a full description. Copies of these documents are filed as exhibits to the registration statement of which this prospectus is a part. You also can obtain copies of these documents if you desire. See “Where You Can Find More Information” below.

General Description of Shares

Our charter authorizes us to issue up to 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each share having a par value of $0.001. Of the total shares of common stock authorized, 320,000,000 are classified as Class A Shares and 80,000,000 are classified as Class C Shares.

Each share of Class A and Class C common stock is entitled to participate in distributions on its respective class of shares when and as authorized by the board of directors and declared by us and in the distribution of our assets upon liquidation. The per share amount of distributions on Class A and Class C Shares will likely differ because of different allocations of class-specific expenses. See “— Distribution Policy” below. Each share of common stock will be fully paid and non-assessable by us upon issuance and payment therefor. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors). We have the authority to issue shares of any class or securities convertible into shares of any class or classes, to classify or to reclassify any unissued stock into other classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the stock, all as determined by our board of directors. In addition, the board of directors, with the approval of a majority of the entire board and without any action by the stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. The issuance of any preferred stock must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our counsel or independent legal counsel.

We will not issue stock certificates unless expressly authorized by our Board. Shares will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer. Transfers can be effected by mailing to DST a duly executed transfer form available upon request from them or from our website at InlandretailtrustV.com. Upon the issuance of our shares and upon the request of a stockholder, we will send to each such stockholder a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Class A Shares

Each Class A Share will be subject to a selling commission of $1.75, or 7.0% of the price per share sold. In addition, we will pay a dealer manager fee of $0.75 per share, or approximately 3.0% of the price per share sold. Certain purchasers of Class A Shares may be eligible for volume discounts. See “Plan of Distribution — Volume Discounts” for additional information.

There are no distribution and stockholder servicing fees charged with respect to the Class A Shares.

We may also sell our Class A Shares at a discount to the offering price of $25.00 per share through the following distribution channels in the event that the investor:

(1)	purchases shares through fee-based programs, also known as wrap accounts;

(2)	purchases shares through certain registered investment advisors;

(3)	purchases shares through soliciting dealers and any of their respective directors, officers, employees or affiliates who request and are entitled to alternative fee arrangements with their clients; or

(4)	purchases shares as a result of a volume discount.

Investors purchasing shares through one of the above distribution channels in our offering will pay $23.25 per Class A Share, reflecting the absence of selling commissions. The net proceeds to us will not be affected by any such reduction in selling commissions.

Inland Securities or any of its or our directors, officers, employees or affiliates or any directors, officers and employees of its affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), may purchase Class A Shares net of sales commissions and the dealer manager fee for $22.50 per Class A Share.

Class C Shares

Each Class C Share will be subject to a selling commission of $0.35, or approximately 1.5% of the price per share sold. In addition, we will pay a dealer manager fee of $0.71 per share, or approximately 3.0% of the price per share sold.

Class C Shares, excluding any Class C Shares issued under our distribution reinvestment plan, will be subject to a distribution and stockholder servicing fee of 1.0% per annum of the gross purchase price per share (or, once reported, the estimated value per share) that will be paid to Inland Securities and reallowed (paid) to soliciting broker-dealers. The distribution and stockholder servicing fee will accrue daily and be paid quarterly in arrears. See “— Distribution and Stockholder Servicing Fees.”

The per share amount of distributions on Class A and Class C Shares will likely differ because of the distribution and stockholder servicing fee charged to the Class C Shares. Specifically, distributions on Class C Shares will likely be lower than Class A Shares because Class C Shares are subject to ongoing distribution and stockholder servicing fees. We will cease paying the distribution and stockholder servicing fee with respect to the Class C Shares sold in this offering, following the completion of the primary portion of this offering, on the date at which, in the aggregate, and over the life of the primary offering, underwriting compensation from all sources, including the distribution and stockholder servicing fee and any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering, calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee. If $250 million in shares (consisting of $200.0 million in Class A Shares, at $25.00 per share, and $50 million in Class C Shares, at $23.56 per share) are sold in the primary offering, then the maximum amount of distribution and stockholder servicing fees payable is estimated to be $2.75 million, before the 10% underwriting compensation limit is reached. These estimates will change if more or less of the actual allocation of Class A and Class C Shares differs from our estimate.

Voting Rights. Class A and Class C Shares will vote together as a single class, and, subject to the restrictions on transfer and ownership of stock set forth in our charter and except as may otherwise be specified in our charter, each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then the assets, or the proceeds therefrom, will be distributed between the holders of Class A Shares and Class C Shares proportionately to the respective estimated value per share for each class until the estimated value per share for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. For purposes of calculating the estimated value per share and until we have completed our offering stage, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as the estimated per share value of our shares.

Preferred Stock

Subject to certain restrictions set forth in our charter, we may issue shares of our preferred stock in the future in one or more classes or series as authorized by our board. Prior to issuing the shares of any series, our board is required by Maryland law and our charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Because our board has the power to establish the preferences, powers and rights of each class or series of preferred stock, it may, without any consideration or approval by our stockholders, provide the holders of any class or series of preferred stock with preferences, powers and rights, voting or otherwise, senior to the rights of holders of our common stock, in each case subject to certain restrictions contained in our charter. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of us, including an extraordinary transaction such as merger, tender offer or sale of all or substantially all of our assets that might provide a premium price for holders of our common stock. See “Risk Factors — Risks Related to Our Business” and “Risk Factors — Risks Related to Our Corporate Structure” for additional discussion regarding change of control restrictions. We have no current plans to issue any preferred stock. However, the issuance of preferred stock must be approved by a majority of independent directors not otherwise interested in the transaction, who will have access at our expense to our legal counsel or to independent legal counsel.

Distribution Policy

We intend to pay regular monthly cash distributions to our stockholders. We anticipate that we will begin declaring distributions no later than 60 days after we satisfy the minimum offering condition. Our board of directors will determine the amount and composition of each distribution. Until we generate sufficient cash flow from operations, determined in accordance with GAAP, we may also pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings or using our commons stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions. See “Risk Factors — Risks Related to Our Business.”

Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A and Class C Shares will likely differ because of the distribution and stockholder servicing fee charged to the Class C Shares. Specifically, distributions on Class C Shares will likely be lower than Class A Shares because Class C Shares are subject to ongoing distribution and stockholder servicing fees.

We will not make distributions in kind, except for distributions of readily marketable securities; distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter; or distributions of in-kind property which meet all of the following conditions: our board advises each stockholder of the risks associated with direct ownership of the in-kind property; our board offers each stockholder the election of receiving in-kind property distributions; and we distribute in-kind property only to those stockholders who accept our offer.

Formation Transaction

In connection with our formation IREIC, our sponsor, invested $200,000 in exchange for 8,000 shares of our common stock. These 8,000 shares will be converted into Class A Shares upon the filing of our Articles of Amendment and Restatement. Pursuant to our charter, our sponsor may not sell its initial investment in us while it remains our sponsor, but it may transfer all or a portion of its initial investment to any of its affiliates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is DST Systems, Inc.

Book Entry System

Our charter provides that we may not issue certificates representing shares of our common stock unless expressly authorized by our board. As a result we anticipate that all shares of our common stock will be issued only in book entry form. This means that, except to the extent expressly authorized by our board, we will not issue actual stock certificates to any holder of our common stock. The use of book entry only registration protects stockholders against loss, theft or destruction of stock certificates and reduces offering costs. Once we accept a subscription to purchase shares of our common stock, we create an account in our book entry registration system and credit the principal amount of the subscription to the individual’s account. We will send each stockholder a book entry receipt indicating acceptance of his or her subscription. All issuances of common stock through our distribution reinvestment plan also are made only in book entry form.

Restrictions on Issuance of Securities

We may not issue:

•	common stock which is redeemable;

•	debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt. For these purposes, “debt service coverage” means the ratio equal to annualized net income for the latest quarterly period divided by aggregate debt service. Aggregate debt service means, for these purposes, the aggregate amount of interest expense, principal amortization and other charges payable with respect to our outstanding borrowings and indebtedness, whether secured or unsecured, including all loans, senior debt and junior debt;

•	options or warrants to purchase stock to IREIC, director(s) or any affiliates, including our Business Manager and Real Estate Managers, except on the same terms as sold (if any are sold) to the general public (excluding for these purposes underwriting fees, commissions and discounts) and in an amount not to exceed 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, on the date of grant of any options or warrants unless waived by the board and in aggregate amount not to exceed 10% of the outstanding shares of common stock or any other shares of stock having the right to elect directors on the date of grant of such options or warrants; or

•	stock on a deferred payment basis or similar arrangement.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of common stock may be owned, directly or indirectly, by five or fewer individuals determined by applying certain attribution rules under the Code to the owners of any entity owning our stock during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter, subject to some exceptions, prohibits any person from acquiring or holding, directly or indirectly, more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares. This limit may be further reduced if our board of directors waives this limit for certain holders, including The Inland Group and its affiliates. Upon the receipt of certain representations and undertakings required by our charter, our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from these ownership limits, unless granting the exemption would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in us failing to qualify as a REIT, including if the person seeking the exemptions owns, directly or indirectly, an interest in any of our tenants (or in a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, 10% or more of the interests in the tenant. Our board may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors in its sole discretion, in order to determine or ensure our status as a REIT.

In addition, our charter prohibits any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT. Our charter further provides that any transfer of our stock that would result in our stock being beneficially owned by fewer than one hundred persons will be void. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our stock that resulted in a transfer of shares to the trust, is required to give us written notice immediately (or, in the case of a proposed or attempted transaction, give us at least 15 days prior written notice) and to provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for us to qualify as a REIT.

If any transfer of shares of our stock is attempted that, if effective, would result in any person violating the transfer or ownership limitations described above, our charter provides that either the number of shares of our stock causing the person to violate the limitations will be automatically placed in a trust for the exclusive benefit of one or more charitable beneficiaries within the meaning of 501(c)(3) of the Code or, if placement of the shares in a trust would not effectively prevent the loss of our qualification as a REIT or the transfer would result in our stock being beneficially owned by fewer than 100 persons, then the attempted transfer itself will be deemed null and void. The proposed transferee that exceeds the ownership limits will not acquire any rights in these shares.

The automatic transfer is deemed effective as of the close of business on the business day prior to the date of the transfer violating these restrictions. Shares of stock held in the trust will continue to be treated as issued and outstanding. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and will not have any rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust. The voting rights and rights to dividends or other distributions will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of the dividend or other distribution to the trustee upon demand, and any dividend or other distributions authorized but unpaid will be paid when due to the trustee. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trust, the trustee will have the authority in its sole discretion: (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust; and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares have been transferred to the trust, the trustee must sell the shares to a person or group, designated by the trustee, whose ownership of the shares will not violate the ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of: (1) the price paid for the shares by the proposed transferee or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other such transaction), the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust; and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Sale proceeds exceeding the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares will be deemed to have been sold on behalf of the trust; and if to the extent that the proposed transferee received an amount for the shares exceeding the amount that the proposed transferee was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us or our designees, at a price per share equal to the lesser of: (1) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift; and (2) the market price on the date we, or our designee, accept such offer. We can accept this offer until the trustee has sold the shares held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sales proceeds in excess of the amount payable to the proposed transferee will be immediately paid to the charitable beneficiary.

Our charter requires all persons who own more than 5%, or any lower percentage required by the Code or the regulations thereunder, of our outstanding common and preferred stock, within 30 days after the end of each taxable year, to provide to us written notice stating their name and address, the number of shares of common and preferred stock they beneficially own directly or indirectly, and a description of how the shares are held. In addition, each beneficial owner must provide us with any additional information as we may request in order to determine the effect, if any, of their beneficial ownership on our status as a REIT to ensure compliance with the 9.8% ownership limit. In addition, each stockholder will, upon demand, be required to provide us any information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any resale of the securities owned by IREIC and its affiliates, and the resale of any such securities that may be acquired by our affiliates, are subject to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), which rule limits the number of shares that may be sold at any one time and the manner of such resale.

Certain Provisions of Maryland Corporate Law and Our Charter and Bylaws

The following paragraphs summarize provisions of Maryland corporate law and the material terms of our charter and bylaws. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland corporate law and our charter and bylaws. See “Where You Can Find More Information.”

Business Combinations. Under the Maryland Business Combination Act, completion of a business combination (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder is prohibited for five years following the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder if, prior to the most recent time at which the person would otherwise have become an interested stockholder, the board of directors of the Maryland corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder. The board of directors may condition its approval on the person complying with terms and conditions determined by the board. Following the five-year period, any business combination with that interested stockholder must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the Maryland business combination statute) equal to the highest price paid by the interested stockholder for its shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board prior to the time that the interested stockholder becomes an interested stockholder. As permitted under Maryland law, business combinations involving us and The Inland Group or any of its affiliates including our Business Manager and Real Estate Managers are exempt from the Maryland business combination statute. See “Risk Factors — Risks Related to Our Corporate Structure” for additional discussion regarding these provisions of Maryland law.

Control Share Acquisition. The Maryland Control Share Acquisition Act provides that shares of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the corporation’s stockholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by: (1) the acquiring person; (2) the corporation’s officers; and (3) employees of the corporation who are also directors. “Control shares” means voting shares which, if aggregated with all other voting shares owned by an acquiring person, or which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise or direct the exercise of voting power of shares of the corporation in electing directors (except solely by virtue of a revocable proxy) within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board to call a special meeting of stockholders to be held within 50 days after that person’s demand upon the corporation to consider the voting rights to be accorded to the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some statutory conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights and be entitled to receive in cash the fair value for their shares of stock. The fair value of the shares as determined for these purposes may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws exempt acquisitions of our stock by any person from the limits imposed by the Control Share Acquisition Act.

Subtitle 8. Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

We have elected that, except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in the board the exclusive power to fix the number of directorships.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF DIRECTORS AND OFFICERS

Under Maryland law and our charter and bylaws, our officers and directors are deemed to be in a fiduciary relationship to us and our stockholders. However, a director will have no liability under Maryland law for monetary damages if the director performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, the third party has the burden of showing that the director did not satisfy this standard of conduct. In addition, we have provided in our charter that no director or officer will be liable to us or to any stockholder for money damages to the extent that Maryland law, in effect from time to time, and our charter permits the limitation of the liability of directors and officers of a corporation. We have included a requirement in our charter and bylaws that we indemnify and without requiring a preliminary determination of the ultimate entitlement to indemnification, pay, advance or reimburse reasonable expenses to any director or officer from and against any liability or loss to which the director or officer may become subject or which the director or officer may incur by reason of his or her service as a director or officer. Thus, except as described below, our directors and officers will not be liable for monetary damages unless:

•	the person actually received an improper benefit or profit in money, property or services; and

•	the person is held liable based on a final judgment that the person’s action, or failure to act, was the result of active and deliberate dishonesty which was material to the cause of action before the court;

and, except as described below, our directors and officers will be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the person was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the person actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

Notwithstanding the above, our charter provides that no director or officer may be indemnified for any loss or liability suffered by him or her or held harmless for any loss or liability suffered by us unless all of the following conditions are satisfied:

•	the director or officer has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

•	the director or officer was acting on our behalf or performing services for us;

•	the liability or loss was not the result of negligence or misconduct on the part of the director or officer; provided that if the person is or was an independent director, the independent director need only establish that the liability or loss was not the result of that person’s gross negligence or willful misconduct; and

•	the indemnification or agreement to hold harmless is recoverable out of our net assets only and not from the personal assets of any stockholder.

Notwithstanding the above, our charter provides that we will not indemnify any director or officer for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are satisfied:

•	there has been a successful defense on the merits of each count involving alleged material securities law violations;

•	the claims have been dismissed with prejudice by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims and finds that indemnification of the settlement and related costs should be made; provided that the court considering the request must be advised of the SEC’s position on indemnity for securities law violations as well as the published position of any state securities regulatory authority in which our securities were offered.

In addition, our charter provides that we will advance amounts to any director or officer entitled to indemnification for legal and other expenses and costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are satisfied:

•	the legal action relates to acts or omissions relating to the performance of duties or services by the director or officer seeking indemnification for us or on our behalf;

•	the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically permits us to advance expenses; and

•	the director or officer seeking indemnification provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and undertakes in writing to repay us the advanced funds, together with interest at the applicable legal rate of interest, if it is later determined that the person seeking indemnification was not entitled to indemnification.

We may purchase and maintain insurance or provide similar protection on behalf of any director or officer against any liability incurred in any such capacity with us or on our behalf. We may enter into any contract requiring us to indemnify and advance expenses with any director, officer, employee or agent as may be determined by the board and as permitted by our charter.

Our bylaws further describe situations in which directors and officers will be indemnified by the company.

We have been advised that, in the opinion of the SEC, indemnification of liabilities arising under the Securities Act is contrary to public policy and, therefore, unenforceable.

SUMMARY OF OUR ORGANIZATIONAL DOCUMENTS

Each stockholder is bound by and is deemed to have agreed to the terms of our organizational documents by his, her or its decision to become a stockholder of our company. Our organizational documents consist of our charter and bylaws. Our directors, including our independent directors, have reviewed and ratified these documents. The following summarizes the material provisions of these documents but does not purport to be complete and is qualified in its entirety by specific reference to the organizational documents filed as exhibits to our registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Charter and Bylaw Provisions

The rights of stockholders and related matters are governed by our organizational documents and Maryland law. Certain provisions of these documents or of Maryland law, summarized below, may make it more difficult to change the composition of our board and could have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See generally “Risk Factors — Risks Related to Our Corporate Structure.”

Stockholders’ Meetings and Voting Rights

Our charter and bylaws require us to hold an annual meeting of stockholders not less than 30 days after delivering our annual report to stockholders. The purpose of each annual meeting will be to elect directors and to transact any other business that may properly come before the meeting. The chairman, the chief executive officer, the president, a majority of the directors or a majority of the independent directors may also call a special meeting of the stockholders. The secretary must call a special meeting to act on any matter that may properly be considered at a meeting of stockholders when stockholders holding in the aggregate not less than 10% of our outstanding shares entitled to vote on that matter at that meeting make a written request. The written request must state the purpose(s) of the meeting and the matters to be acted upon. Within ten days after receipt of this written request, the secretary will inform the stockholders making the request of the reasonably estimated cost of preparing and mailing a notice of the special meeting. Within ten days of our receipt of the payment of these costs, the secretary will prepare and mail a notice announcing the date of and purpose for the special meeting. The meeting will be held on a date not less than 15 nor more than 60 days after the notice is sent, at the time and place specified in the notice.

Except as provided above, we will give notice of any annual or special meeting of stockholders not less than ten nor more than 90 days before the meeting. The notice must state the purpose of the meeting. At any meeting of the stockholders, each stockholder is entitled to one vote for each share owned of record on the applicable record date. In general, the presence in person or by proxy of 50% of the outstanding shares entitled to vote at the meeting will constitute a quorum. The affirmative vote of a majority of the shares of our stock, present in person or by proxy at a meeting of stockholders at which a quorum is present and entitled to vote, will be sufficient to elect directors and the affirmative vote of a majority of votes cast will be sufficient to take action on any other matter that may properly come before the meeting, unless more than a majority of the votes cast is required by law or our charter. Any action permitted or required to be taken at a meeting of stockholders may also be taken by written or electronic consent of the requisite holders.

Board of Directors

Under our organizational documents, we must have at least three but not more than eleven directors. We currently have five members on our board. A majority of these directors must be, and are, “independent.” A person will be “independent” if the person is not and has not been affiliated with us or IREIC and its affiliates, and has not within the two years prior to becoming a director performed any other services on our behalf. A director may resign at any time and may be removed with or without cause by the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote generally in the election of directors. A vacancy on the board caused by the death, resignation, removal or incapacity of a director or by an increase in the number of directors, within the limits described above, may be filled only by the vote of a majority of the remaining directors whether or not the voting directors constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. However, any replacements for vacancies among the independent directors may be nominated only by our independent directors. Our bylaws require our audit committee to be comprised entirely of independent directors.

A director must have at least three years of relevant experience and demonstrate the knowledge required to successfully acquire and manage the type of assets that we intend to acquire to serve as a director. Our charter provides that at least one of our independent directors must have three years of relevant real estate experience.

Each director will be elected by the vote of our stockholders and will hold office until his or her successor is duly elected and qualifies.

Maryland law provides that any action required or permitted to be taken at a meeting of the board also may be taken without a meeting by the unanimous written or electronic consent of all directors.

The approval by our board and by holders of at least a majority of our outstanding voting shares of stock is generally necessary for us to do any of the following:

•	amend our charter;

•	transfer all or substantially all of our assets other than in the ordinary course of business;

•	engage in mergers, consolidations or share exchanges; or

•	dissolve or liquidate.

Under our charter, IREIC, the Business Manager and any affiliates including directors employed by IREIC are generally prohibited from voting any shares they own on any proposal brought to stockholders seeking to remove IREIC, the Business Manager, the directors or any affiliates or on any transaction between us and any of them. For these purposes, shares owned by IREIC, the Business Manager, the directors or any affiliates will not be included in the denominator to determine the number of votes needed to approve the matter. In the case of a business combination with our Business Manager or Real Estate Managers, IREIC and its affiliates will be permitted to vote their shares but only if the proposal would otherwise be approved by a vote of the other stockholders.

Inspection of Books and Records; Stockholder Lists

Any stockholder or his or her designated representative will be permitted, upon reasonable notice and during normal business hours, to inspect and obtain copies of our records, subject to the limits contained in our charter. Specifically, the request cannot be made to secure a copy of our stockholder list or other information for the purpose of selling the list or using the list or other information for a commercial purpose.

For example, a stockholder may, subject to the limits described above, in person or by agent during normal business hours, on written request, inspect and obtain copies of our books of account and our stock ledger. Any stockholder also may present to any officer or its resident agent a written request for a statement of our affairs or our stockholder list, an alphabetical list of names and addresses of our stockholders along with the number of shares of equity stock held by each of them. Our stockholder list will be maintained and updated at least quarterly as part of our corporate documents and records and will be printed on white paper in a readily readable type size. A copy of the stockholder list will be mailed to the stockholder within ten days of the request.

We may impose, and require the stockholder to pay, a reasonable charge for expenses incurred in reproducing any of our corporate documents and records. If our Business Manager or our directors neglect or refuse to produce or mail a copy of the stockholder list requested by a stockholder, then in accordance with applicable law and our charter, our Business Manager and our directors will be liable to the stockholder for the costs, including reasonable attorneys’ fees, incurred by the stockholder in compelling production of the list and actual damages suffered by the stockholder because of the refusal or neglect. As noted above, if the stockholder’s actual purpose is to sell the list or use it for a commercial or other purposes, we may refuse to supply the list.

Our books and records are open for inspection by state securities administrators upon reasonable notice and during normal business hours at our principal place of business.

Tender Offers

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. The offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, the non-complying offeror will be responsible for all of our expenses in connection with that person’s noncompliance. In addition, no stockholder may transfer any shares held by such stockholder to any person who initiates a non-compliant tender offer unless such stockholder has first offered such shares to us at the tender offer price offered in the non-compliant tender offer.

Amendment of the Organizational Documents

Our charter may be amended, after the amendment is declared advisable by our board, by the affirmative vote of a majority of the then outstanding shares of common stock. Our bylaws may be amended in any manner not inconsistent with the charter by a majority vote of our directors present at the board meeting.

Dissolution of the Company

As a Maryland corporation, we may be dissolved at any time if the dissolution is declared advisable by a majority of our entire board and approved by a majority of the then outstanding shares of common stock. Our board will determine when, and whether, to:

•	apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements; and

•	commence subsequent offerings of common stock after completing this offering.

Advance Notice of Director Nominations and New Business

Proposals to elect directors or conduct other business at an annual or special meeting must be brought in accordance with our bylaws. The bylaws provide that any business may be transacted at the annual meeting without being specifically designated in the notice of meeting. However, with respect to special meetings of stockholders, only the business specified in the notice of the special meeting may be brought at that meeting.

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board and the proposal of business to be considered by stockholders may be made only:

•	pursuant to the notice of the meeting;

•	by or at the direction of our board; or

•	by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws.

Our bylaws also provide that nominations of individuals for election to the board may be made at a special meeting, but only:

•	by or at the direction of our board; or

•	provided that our board has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws.

A notice of a director nomination or stockholder proposal to be considered at an annual meeting must be delivered to our secretary at our principal executive offices:

•	not earlier than 5:00 p.m., Central Time, on the 150th day nor later than 5:00 p.m., Central Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the previous year’s annual meeting; or

•	if the date of the meeting is advanced by more than 30 or delayed by more than 60 days from the anniversary date or if an annual meeting has not yet been held, not earlier than 5:00 p.m., Central Time, on the 150th day prior to the annual meeting and not later than 5:00 p.m., Central Time, on the later of the 120th day prior to the annual meeting or the tenth day following our first public announcement of the date of the meeting.

A notice of a director nomination to be considered at a special meeting must be delivered to our secretary at our principal executive offices:

•	not earlier than 120 days prior to the special meeting; and

•	not later than 5:00 p.m., Central Time, on the later of either:

•	90 days prior to the special meeting; or

•	ten days following the day of our first public announcement of the date of the special meeting and the nominees proposed by our board to be elected at the meeting.

Restrictions on Certain Conversion Transactions and Roll-ups

Our charter requires that some transactions involving an acquisition, merger, conversion or consolidation in which our stockholders receive securities in a surviving entity (known in the charter as a “roll-up entity”), must be approved by the holders of a majority of our then-outstanding shares of common stock. Approval of a transaction with, or resulting in, a “roll-up entity” is required if as part of the transaction our board determines that it is no longer in our best interest to attempt or continue to qualify as a REIT. Transactions effected because of changes in applicable law or to preserve tax advantages for a majority in interest of our stockholders do not require stockholder approval.

A “roll-up entity” is a partnership, REIT, corporation, trust or other entity created or surviving a roll-up transaction. A roll-up transaction does not include: (1) a transaction involving securities of a rollup entity that have been listed on a national securities exchange for at least 12 months; or (2) a transaction involving conversion of an entity to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following:

•	common stockholders’ voting rights;

•	our term and existence;

•	sponsor or Business Manager compensation; or

•	investment objectives.

In the event of a proposed roll-up, an appraisal of all our assets must be obtained from a person with no current or prior business or personal relationship with our Business Manager or our directors. Further, that person must be substantially engaged in the business of rendering valuation opinions of assets of the kind we hold or own. The appraisal must be included in a prospectus used to offer the securities of the roll-up entity and must be filed with the Securities and Exchange Commission and the state regulatory commissions as an exhibit to the registration statement for the offering of the roll-up entity’s shares. As a result, an issuer using the appraisal will be subject to liability for violation of Section 11 of the Securities Act and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. The assets must be appraised in a consistent manner and the appraisal must:

•	be based on an evaluation of all relevant information;

•	indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction; and

•	assume an orderly liquidation of the assets over a 12-month period.

The engagement agreement with the appraiser must clearly state that the engagement is for the benefit of the company and its stockholders. A summary of the independent appraisal, indicating all material assumptions underlying it, must be included in a report to the stockholders in the event of a proposed roll-up.

We may not participate in any proposed roll-up that would:

•	result in the stockholders of the roll-up entity having rights that are more restrictive to our common stockholders than those provided in our charter, including any restriction on the frequency of meetings;

•	result in our common stockholders having less comprehensive voting rights than are provided in our charter;

•	result in our common stockholders having greater liability than provided in our charter;

•	result in our common stockholders having fewer rights to receive reports than those provided in our charter;

•	result in our common stockholders having access to records that are more limited than those provided for in our charter;

•	include provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity;

•	limit the ability of an investor to exercise its voting rights in the roll-up entity on the basis of the number of the shares held by that investor; or

•	place any of the costs of the transaction on us if the roll-up is rejected by our common stockholders.

However, with the prior approval of the holders of a majority of our then outstanding shares of our common stock, we may participate in a proposed roll-up if our common stockholders would have rights and be subject to restrictions comparable to those contained in our charter.

Common stockholders who vote “no” on the proposed roll-up must have the choice of:

•	accepting the securities of the roll-up entity offered; or

•	one of either:

•	remaining as our stockholder and preserving their interests on the same terms and conditions as previously existed; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

These provisions, as well as others contained in our charter, bylaws and Maryland law could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See generally “Risk Factors — Risks Related to Our Corporate Structure.”

Limitation on Total Operating Expenses

In any fiscal year, our annual total operating expenses may not exceed the greater of 2% of our average invested assets or 25% of our net income for that year. For these purposes, items such as the business management fee and ancillary service reimbursements (except as specifically excluded) are included in the definition of total operating expenses. Items such as organization and offering expenses, property-level expenses (including any fees payable under our agreement with the Real Estate Managers), interest payments, taxes, non-cash charges such as depreciation, amortization, impairments and bad debt reserves, the incentive fee payable to our Business Manager, acquisition fees and expenses, commissions payable on the sale of properties and any other expenses incurred in connection with acquiring, disposing and owning real estate assets are excluded from the definition of total operating expenses. Our independent directors will have a fiduciary responsibility to ensure that we do not exceed these limits. Our independent directors may, however, permit us to exceed these limits if they determine that doing so is justified because of unusual and non-recurring expenses. Any finding by our independent directors and the reasons supporting it must be recorded in the minutes of meetings of our directors. If at the end of any fiscal quarter, our total operating expenses for the 12 months then ended exceed the greater of these limits, we will disclose this in writing to the stockholders within 60 days of the end of the fiscal quarter. If the independent directors determine that the excess total operating expenses are justified, the disclosure must also include an explanation of the independent directors’ conclusion. If our independent directors do not believe that exceeding the limit was justified, our Business Manager must, within 60 days after the end of our fiscal year, reimburse us the amount by which the aggregate expenses exceed the limit.

Transactions with Affiliates of Our Sponsor

Except with the approval of our independent directors, as described below, our charter also restricts certain transactions between us and IREIC, and its affiliates including our Business Manager, Real Estate Managers and IREA, and our directors as follows:

•	Sales and Leases. We may not purchase properties from any of these parties unless a majority of our disinterested directors, including a majority of our disinterested independent directors, approves the transaction as being fair and reasonable and the price for the properties is no greater than the cost paid by these parties for the properties, unless substantial justification for the excess exists and the excess is reasonable. In no event may the cost of any real estate asset exceed its appraised value at the time we acquire the real estate asset. We also may not sell assets to, or lease assets from any of these parties unless the sale or lease is approved by a majority of our disinterested directors, including a majority of our disinterested independent directors, as being fair and reasonable to us.

•	Loans. Except as provided in clauses (3) and (6) under “Restrictions on Investments” below, or to our wholly owned subsidiaries or the operating partnership, we may not make loans to any of these parties. Also, we may not borrow money from any of these parties, unless a majority of our disinterested directors, including a majority of our disinterested independent directors, approves the transaction as fair, competitive and commercially reasonable and no less favorable to us than loans between unaffiliated parties under the same circumstances. For these purposes, amounts owed but not yet paid by us under the business management agreement, or any real estate management agreements, will not constitute amounts advanced pursuant to a loan.

•

Investments. We may not invest in joint ventures with any of these parties as a partner, unless a majority of our disinterested directors, including a majority of our disinterested independent directors, approves the transaction as fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers. We also may not invest in equity securities, except for securities of “publicly-traded entities,” unless a majority of our disinterested directors, including a majority of our disinterested independent directors, approves the transaction as being fair, competitive and commercially reasonable. A “publicly-traded entity” means any entity having securities listed on a national securities exchange or included for quotation on an inter-dealer quotation system.

•	Other Transactions. All other transactions between us and any of these parties require approval by a majority of our disinterested directors, including a majority of our disinterested independent directors, as being fair and reasonable and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

In addition to these limits in the charter, we have adopted a conflicts of interest policy that prohibits us from engaging in the following types of transactions with IREIC-affiliated entities, unless approved by our independent directors as being fair and reasonable: (1) purchasing properties from, or selling properties to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us); (2) making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and (3) investing in joint ventures with any IREIC-affiliated entities. In approving any particular transaction, our independent directors must also conclude that the terms and conditions of the particular transaction are no less favorable to us than those available from an unaffiliated third party.

Restrictions on Borrowing

Our board will review, at least quarterly, the aggregate amount of our borrowings, both secured and unsecured, to ensure that the borrowings are reasonable in relation to our net assets. In general, our aggregate borrowings secured by all our assets may not exceed 300% of our net assets. For these purposes, “net assets” is defined as total assets, other than intangibles, at cost before deducting depreciation, reserves for bad debts or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied. Any borrowings exceeding this limit must be:

•	approved by a majority of our independent directors; and

•	disclosed to our stockholders in our next quarterly report to stockholders, along with justification for the excess.

See “Risk Factors — Risks Associated with Debt Financing” for additional discussion regarding our borrowings.

Restrictions on Investments

Except as provided below, under our charter, we are prohibited from taking any of the following actions:

•	issuing redeemable shares of common stock; or

•	issuing shares on a deferred payment basis or other similar arrangement.

We do not intend to engage in hedging or similar activities for speculative purposes.

Likewise, except as provided below, our charter also prohibits us from making certain investments, as follows:

(1)	Not more than 10% of our total assets will be invested in unimproved real property or mortgage loans on unimproved real property. For purposes of this paragraph, “unimproved real property” does not include properties acquired for the purpose of producing rental or other operating income, properties under development or construction, and properties under contract for development or in planning for development within one year.

(2)	We will not invest in commodities or commodity future contracts. This limitation does not apply to interest rate futures when used solely for hedging purposes.

(3)	Except for investments in CMBS, we will not make, or invest in, mortgage loans, unless we obtain an appraisal of the underlying property and the mortgage indebtedness on any property would in no event exceed the property’s appraised value. This restriction will not apply to an investment in a “publicly-traded entity” which owns, invests in or makes mortgage loans. In cases in which the majority of independent directors so determine, and in all cases in which the mortgage loan involves IREIC, its affiliates, our Business Manager, Real Estate Managers, directors or their respective affiliates, we must obtain the appraisal from an independent third party. We will keep the appraisal in our records for at least five years, where it will be available to be inspected and copied by any stockholder. In addition, we also will obtain a mortgagee’s or owner’s title insurance policy or commitment insuring the priority of the mortgage or condition of the title.

(4)	We will not invest in real estate contracts of sale otherwise known as land sale contracts unless the contracts are in recordable form and appropriately recorded in the chain of title.

(5)	Except for investments in CMBS, we will not make, or invest in, mortgage loans, including construction loans, on any one property if the aggregate amount of all outstanding mortgage loans outstanding on the property, including our loans, would exceed an amount equal to 85% of the appraised value of the property, by an independent appraiser, unless there is, in the board’s view, substantial justification and provided further that the loans do not exceed the appraised value of the property at the date of the loans. The aggregate amount of all mortgage loans outstanding on the property, including the loans of the REIT, must include all interest (excluding contingent participation in income or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds 5% per annum of the principal balance of the loan. This restriction will not apply to an investment in a “publicly-traded entity” which owns, invests in or makes mortgage loans.

(6)	We will not make, or invest in, any mortgage loans that are subordinated to any mortgage or equity interest of IREIC or its affiliates.

(7)	We will not invest in equity securities unless a majority of our disinterested directors (including a majority of disinterested independent directors) approves the transaction as being fair, competitive and commercially reasonable. This restriction will not apply, however, to purchases by us of our own securities through our share repurchase program or shares or other securities that are traded on a secondary market or national securities exchange.

(8)	We will not invest in joint ventures with IREIC, our Business Manager, a director or any affiliate thereof as a partner, unless a majority of disinterested directors (including a majority of disinterested independent directors) approves the investment as being fair and reasonable and on substantially the same terms and conditions as those received by other joint venturers.

(9)	Our aggregate borrowings secured by all our assets may not exceed 300% of our net assets, unless our board of directors (including a majority of independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. For these purposes, “net assets” is defined as total assets, other than intangibles, at cost before deducting depreciation, reserves for bad debts or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.

(10)	A majority of the directors, including a majority of the independent directors, must approve all of our investments in real estate assets.

(11)

We will not invest in debt that is secured by a mortgage on real property that is subordinate to the lien of other debt, except where the amount of total debt does not exceed 85% of the appraised value of the property unless there is, in the board’s view, substantial justification and provided further that the debt does not exceed the appraised value of the property at the date of the investment. The value of all of these investments may not exceed 25% of our tangible assets. The value of all investments in subordinated debt that does not meet these requirements will be limited to 10% of our tangible assets, which would be included within the 25% limit. This restriction will not apply to an investment in a “publicly-traded entity” owning this type of debt.

(12)	We will not engage in securities trading or in the business of underwriting or the agency distribution of securities issued by other persons.

(13)	We will not acquire interests or securities in any entity holding investments or engaging in activities prohibited by our charter except for investments in which we hold a non-controlling interest or investments in entities having securities listed on a national securities exchange or traded in an over-the-counter market, unless a majority of directors, including a majority of disinterested independent directors, determines the purchase is in our best interests.

The investment policies specifically set forth in our charter, which include the restrictions on investments listed above, have been approved by a majority of our independent directors. Our independent directors will review our investment policies at least annually to determine whether these policies are in the best interests of our stockholders. Each determination and the basis for that determination will be set forth in the minutes of our board of directors meetings. The board may make material changes to the investment policies set forth in our charter only by amending our charter. Any amendment to our charter generally requires the affirmative vote of holders of a majority of the outstanding shares of our common stock.

SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the agreement of limited partnership of the operating partnership. This summary and the descriptions of the operating partnership agreement provisions elsewhere in this prospectus are qualified by the agreement itself, which is filed as an exhibit to our registration statement, of which this prospectus is a part. See the section entitled “Where You Can Find More Information” in this prospectus.

Conducting our operations through the operating partnership allows the sellers of properties to contribute their property interests to the operating partnership in exchange for Class A Units or Class C Units rather than for cash or our common stock. This enables the seller to defer some or all of the potential taxable gain on the transfer. From the seller’s perspective, there are also differences between the ownership of common stock and partnership units, some of which may be material because they impact the business organization form, distribution rights, voting rights, transferability of equity interests received and U.S. federal income taxation.

Description of Partnership Units

Partnership interests in the operating partnership, other than the special limited partner interest, are divided into “units.” The operating partnership has five classes of units: (a) GP Units; (b) Class A Units; (c) Class C Units; (d) Class M-1 Units; and (e) Class M-2 Units.

GP Units

GP Units represent an interest as a general partner in the operating partnership and we, as general partner, will hold all of these units. In return for the initial capital contribution of $200,000 we made, the operating partnership issued to us 8,000 GP Units.

In our capacity as general partner, we manage the operating partnership and are liable for certain unpaid debts and liabilities of the operating partnership.

Limited Partnership Units Generally

Limited partnership units represent an interest as a limited partner in the operating partnership. The operating partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

Limited partners of any class do not have the right to participate in the management of the operating partnership. Limited partners of any class who do not participate in the management of the operating partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the operating partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the operating partnership agreement. With respect to these amendments, each Class A Unit and Class C Unit has one vote. See the section entitled “— Management of the Operating Partnership” below for a more detailed discussion of this subject.

In general, each Class A Unit and Class C Unit (and GP Unit) will share in distributions from the operating partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the operating partnership’s liquidation, Class A Units and Class C Units (and GP Units) also will share on a unit-by-unit basis in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the operating partnership. See the section entitled “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus for a description of the manner in which income, gain, loss and deductions are allocated under the operating partnership agreement. As general partner, we may amend the allocation and distribution sections of the operating partnership agreement to reflect the issuance of additional units and classes of units without the consent of the limited partners.

Under certain circumstances, holders of limited partnership units of any class may be restricted from transferring their interests without the consent of the general partner. See the section entitled “— Transferability of Interests” below for a discussion of certain restrictions imposed by the operating partnership agreement on such transfers.

Class A Units and Class C Units

In general, the Class A Units and Class C Units are intended to correspond on a one-for-one basis with our Class A Shares and Class C Shares. For each Class A Unit or Class C Unit received, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Class A Units or Class C Units will not be obligated to make additional capital contributions to the operating partnership. Further, these holders will not have the right to make additional capital contributions to the operating partnership or to purchase additional Class A Units or Class C Units without our consent as general partner. For further information on capital contributions, see the section entitled “— Capital Contributions” below.

After owning a Class A Unit or Class C Unit for one year, Class A Unit or Class C Unit holders (other than us) generally may, subject to certain restrictions, exchange Class A Units or Class C Units for the cash value of a corresponding number of shares of the same class of our common stock or, at the option of the operating partnership, a corresponding number of shares of the same class of our common stock. See the section entitled “— Limited Partner Exchange Rights” below for a description of these rights and the amount and types of consideration a limited partner is entitled to receive upon exercise of such rights. These exchange rights are accelerated in the case of some extraordinary transactions. See the section entitled “— Extraordinary Transactions” below for an explanation of the exchange rights under such circumstances.

Class M-1 Units and Class M-2 Units

In consideration for providing continuing services under the Business Management Agreement, our Business Manager will receive subordinated management performance interests referred to herein as “performance interests” in our operating partnership based on the annual “additional total return” described below and generated each year on the Class A Shares and Class C Shares. For these purposes, “additional total return” on the Class A Shares will be equal to 15% of the product of (a) the sum of (1) the amount by which the per share distributions paid during the current calendar year on the Class A Shares exceed $1.50 plus (2) the per share increase, if any, in the “value” of the Class A Shares as of December 31 of the current year over the “value” of the shares on December 31 of the prior year multiplied by (b) the number of Class A Shares outstanding on December 31 of the current year. The “additional total return” on the Class C Shares will be equal to 15% of the product of (c) the sum of (1) the amount by which the per share distributions on the Class C Shares exceeds $1.41 plus (2) the per share increase, if any, in the “value” of the Class C Shares as of December 31 of the current year over the “value” of the Class C Shares on December 31 of the prior year multiplied by (d) the number of Class C Shares outstanding on December 31 of the current year.

Each year that we generate “additional total return,” our operating partnership will issue to our Business Manager Class M-1 and Class M-2 units (representing the “additional total return” on the Class A and Class C Shares, respectively) equal to the quotient of the “additional total return” on the applicable class of share for the current year divided by the “value” of the applicable class of shares for the current year. For these purposes only, the “value” of the Class A and Class C Shares during this primary offering will be equal to $22.50 per share (the gross offering price less selling commissions, the dealer manager fee and the distribution and stockholder servicing fee). We do not expect the “value” of either class to change during the term of this primary offering. After the primary offering is completed, the “value” of the Class A and Class C Shares, in any particular year, will be equal to (x) (1) the gross offering price less any selling commissions and dealer manager fees on the Class A or Class C Shares in a follow-on offering or (2) in the absence of a follow-on offering, the “estimated value” of the shares that we may publish from time to time to assist broker dealers to satisfy their reporting obligations for customer account statement purposes, (y) the actual value accorded to the Class A and Class C Shares in connection with any merger or sale, or (z) if the Shares are “listed,” the volume weighted average closing price of the Class A and Class C Shares, as applicable, for the last thirty trading days of the current year, or such shorter period as the Shares have been “listed,” during the current year. The Class M-1 and Class M-2 Units will vest as described below.

The Business Manager will be entitled to receive distributions on the vested and unvested Class M-1 and Class M-2 Units at the same rate as distributions are paid on the Class A and Class C Shares, respectively. There is no assurance that we will actually pay distributions equal to or in excess of the per share distributions set forth above or that our “value” will increase.

Class M-1 and M-2 Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; and (b) any one of the following events occurs concurrently with or subsequently to achieving the economic hurdle described above: (i) a listing of our common stock on a national securities exchange; (ii) a transaction to which we or our operating partnership shall are party, as a result of which Class A Units and Class C Units or our common stock will be exchanged for, or converted into the right, or the holders of these securities will otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Business Management Agreement without cause or for managerial cause as defined in the Business Management Agreement as described herein. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated for any reason other than a termination without cause or for managerial cause. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated without cause by an affirmative vote of a majority of our independent directors before the economic hurdle described above has been met.

After a Class M-1 or Class M-2 Unit is no longer subject to forfeiture as described in the previous paragraph, if the capital account attributable to such Class M-1 or Class M-2 Unit has been sufficiently adjusted pursuant to the special allocations described below in “— Allocations,” the Class M-1 or Class M-2 Unit will automatically convert into a Class A or Class C Unit, respectively.

Management of the Operating Partnership

The operating partnership is organized as a Delaware limited partnership pursuant to the terms of the operating partnership agreement. We are the general partner of the operating partnership and conduct substantially all of our business through it. Pursuant to the operating partnership agreement, we, as the general partner, have full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to enter into major transactions, such as acquisitions, dispositions and refinancings, and to cause changes in the operating partnership’s business and distribution policies. Further, we may, without the consent of the limited partners:

•	file a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of the partnership’s debts under Title 11 of the United States Bankruptcy Code, or any other federal or state insolvency law, or corresponding provisions of future laws, or file an answer consenting to or acquiescing in any such petition; or

•	cause the operating partnership to make an assignment for the benefit of its creditors or admit in writing its inability to pay its debts as they mature.

The limited partners, in their capacities as such, will have no authority to transact business for, or participate in the management or decisions of, the operating partnership, except as provided in the operating partnership agreement and as required by applicable law. Further, the limited partners have no right to remove us as the general partner.

As general partner, we also may amend the operating partnership agreement without the consent of the limited partners. However, the following amendments will require the unanimous written consent of the affected limited partners or the consent of limited partners holding more than 50% of the voting power in the operating partnership:

•	any amendment that alters or changes the distribution rights of limited partners, subject to the exceptions discussed below under the “Distributions” portion of this section;

•	any amendment that alters or changes the limited partner’s exchange rights;

•	any amendment that imposes on limited partners any obligation to make additional capital contributions; or

•	any amendment that alters the terms of the operating partnership agreement regarding the rights of the limited partners with respect to extraordinary transactions.

Indemnification

To the extent permitted by law, the operating partnership agreement provides for indemnification of us when acting in our capacity as general partner. It also provides for indemnification of directors, officers and other persons that we may designate under the same conditions, and subject to the same restrictions, applicable to the indemnification of officers, directors, employees and agents under our charter. See the section entitled “Limitation of Liability and Indemnification of Directors and Officers” in this prospectus.

Transferability of Interests

Under the operating partnership agreement, we may not withdraw from the partnership or transfer or assign all of our general partnership interest without the consent of holders of two-thirds of the limited partnership units, except in connection with the sale of all or substantially all of our assets. Under certain circumstances and with the prior written consent of the general partner and satisfaction of other conditions set forth in the operating partnership agreement, holders of limited partnership units may withdraw from the partnership and transfer or encumber all or any part of their units.

In addition, limited partnership units will not be registered under the federal or state securities laws. As a result, the ability of a holder to transfer its units may be restricted under such laws.

Extraordinary Transactions

The operating partnership agreement generally permits us and the operating partnership to engage in any authorized business combination without the consent of the limited partners. A business combination is any merger, consolidation or other combination with or into another entity, or the sale of all or substantially all the assets of any entity, or any liquidation, reclassification, recapitalization or change in the terms of the equity stock into which a unit may be converted. We are required to send to each limited partner notice of a proposed business combination at least 15 days prior to the record date for the stockholder vote on the combination, if any.

Any limited partners who timely exchange their units prior to the record date for the stockholder vote on a business combination will be entitled to vote their shares in any stockholder vote on the business combination. Limited partners who exchange their units after the record date may not vote their shares in any stockholder vote on the proposed business combination.

We cannot consummate a business combination (other than one in which we are the surviving entity) unless all limited partners receive, or have the right to elect to receive, for each Class A Unit or Class C Unit they own, an amount of cash, securities or other property equal to the amount of cash, securities or other property or value paid in the combination to a holder of a share of common stock. If, in connection with a business combination, a tender or similar offer has been accepted by holders of more than 50% of the outstanding common stock, then each limited partner will have the option to exchange its Class A Units or Class C Units for the amount of cash, securities or other property which the limited partner would have received had it exercised its exchange rights under the operating partnership agreement, and tendered the shares of common stock received upon exercise of the exchange rights immediately prior to the expiration of the offer.

However, we may merge into or consolidate with another entity without adhering to these limitations if, immediately after the merger or consolidation, substantially all the assets of the surviving entity, other than the partnership units held by us, are contributed to the operating partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets contributed as determined by the surviving entity’s general partner in good faith and the surviving entity’s general partner expressly agrees to assume all of our obligations as general partner under the operating partnership agreement.

Issuance of Additional Units

As general partner of the operating partnership, we will be able to cause, without the consent of the limited partners, the operating partnership to issue additional units representing general or limited partnership interests. A new issuance may include preferred units, which may have rights which are different than, or superior to, those of GP Units, Class A Units and Class C Units. Furthermore, the operating partnership agreement requires the issuance of additional units to us corresponding with any issuance of stock by us pursuant to the distribution reinvestment program or as a result of our distributing stock in order to meet our annual distribution requirement to maintain our status as a REIT.

Capital Contributions

The operating partnership agreement provides that, if the operating partnership requires additional funds at any time, or from time to time, in excess of funds available to it from prior borrowings or capital contributions, we, as general partner, have the right to raise additional funds required by the operating partnership by causing it to borrow the necessary funds from third parties on such terms and conditions as we deem appropriate. As an alternative to borrowing funds required by the operating partnership, we may contribute the required funds as an additional capital contribution. The operating partnership agreement also provides that we must contribute cash or other property received in exchange for the issuance of equity stock to the operating partnership in exchange for units. Upon the contribution of cash or other property received in exchange for the issuance of common shares, we will receive one Class A Unit or Class C Unit, as the case may be, for each share issued by us. Upon the contribution of the cash or other property received in exchange for the issuance of each share of equity stock other than shares of common stock, we will receive one unit with rights and preferences respecting distributions corresponding to the rights and preferences of the equity stock that we issued. If we contribute additional capital to the operating partnership, our partnership interest will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis if we contribute any additional capital.

Distributions

The operating partnership agreement sets forth the manner in which distributions from the partnership will be made to partners. Distributions from the partnership are made at the times and in the amounts determined by us, as the general partner. Under the operating partnership agreement, preferred units, if any, may entitle their holders to distributions prior to the payment of distributions for the other units.

The operating partnership agreement provides that cash available for distribution, excluding net proceeds from any sale or other disposition of properties of the operating partnership, or net sales proceeds, will be distributed to the partners holding GP Units, Class A Units and Class C Units based on their percentage interests. Net sales proceeds will be distributed to partners as follows:

•	first, 100% to us as holder of GP Units, Class A Units and Class C Units and any other holder of Class A Units and Class C Units entitled to distributions in proportion to each partner’s percentage interests, until the “net investment balance” of our stockholders’ and the other Class A Unit and Class C Unit holders is zero;

•	second, 100% to us as holder of GP Units, Class A Units and Class C Units and any other holder of Class A Units and Class C Units entitled to distributions in proportion to each partner’s percentage interests, until our stockholders and the other holder of Class A Unit and Class C Units have received a cumulative, pre-tax, non-compounded return of 6.0% per year on their average “net investment” balance; and

•	thereafter, 15% to the holder of the special limited partner interest, and 85% to us as holder of GP Units, Class A Units and Class C Units and any other holder of Class A Units and Class C Units entitled to distributions in accordance with each partner’s percentage interests.

The return calculation described above applies to cash available for distribution received and distributions of net sales proceeds. Achievement of a particular threshold, therefore, is determined with reference to all prior distributions made by the operating partnership to any limited partners, and to us, which we will then distribute to our stockholders. As it relates to our stockholders, “net investment” means the excess of gross proceeds raised in all offerings over all prior distributions of net sales proceeds and any amounts paid by us to repurchase shares of our stock pursuant to our share repurchase program or otherwise. As it relates to the limited partners, “net investment” means the excess of capital contributions made by limited partners over all prior distributions to the limited partners of net sales proceeds (other than distributions on limited partner interests held directly or indirectly by us as the general partner) and any proceeds or property used to redeem limited partner interests (except those held directly or indirectly by us as a partner).

The operating partnership agreement also provides that, as general partner, we have the right to amend the distribution provisions of the operating partnership agreement to reflect the issuance of additional classes of units. The operating partnership agreement also requires us, as general partner, to use our best efforts to ensure sufficient distributions are made to meet the annual REIT distribution requirements and to avoid U.S. federal income and excise taxes on our earnings.

Liquidation

Upon the liquidation of the operating partnership, after payment of debts and obligations, any remaining assets of the partnership will be distributed to partners pro rata in accordance with their positive capital accounts.

Allocations

The operating partnership agreement provides that net income, net loss and any other individual items of income, gain, loss or deduction of the operating partnership (other than net gain or net loss from the sale of property of the operating partnership) will be allocated among the partners in accordance with their percentage interests. Net gain, net loss and items of income, gain, loss or deduction of the operating partnership from the sale of property of the operating partnership will be allocated among the partners in such a manner that (after giving effect to the allocation pursuant to the first sentence of this paragraph) the capital accounts of each partner, immediately after making such allocation, is, as nearly as possible, proportionately equal to the distributions of net sales proceeds that would be made to such partner if the operating partnership were dissolved, its affairs wound up and its assets were sold for cash. This calculation also assumes that all operating partnership liabilities were satisfied and the net sales proceeds of the operating partnership were distributed to the partners immediately after making the allocation.

Notwithstanding the previous paragraph, the operating partnership agreement provides that the following special allocations will be made prior to the allocations in the prior paragraph. Net gain and items of income and gain of the operating partnership from the sale of property of the operating partnership, and unrealized gain from the revaluation of the operating partnership’s assets, will be allocated to the holders of Class M-1 and Class M-2 Units until their capital account balances attributable to their holdings of Class M-1 and M-2 Units are equal to the average capital account balance of holders of Class A Units and Class C Units attributable to such Class A Units and Class C Units, respectively. These allocations will be made on a unit-by-unit basis in order to allow for the greatest number of Class M-1 and Class M-2 Units to convert into Class A Units and Class C Units, respectively, at any one time. Furthermore, after the allocations made in the previous sentence, net gain and items of income and gain of the operating partnership from the sale of assets of the operating partnership, and unrealized gain from the revaluation of the operating partnership’s assets, will be allocated to the holder of the special limited partner interest until it has received aggregate allocations of income for all fiscal years with respect to the special limited partner interest equal to the aggregate amount of distributions it is entitled to receive or has received for such fiscal year and all prior fiscal years.

Operations

The operating partnership agreement requires that the partnership be operated in a manner that will:

•	satisfy the requirements for our classification as a REIT;

•	avoid any U.S. federal income or excise tax liability, unless we otherwise cease to qualify as a REIT; and

•	ensure that the operating partnership will not be classified as a publicly traded partnership under the Code.

Pursuant to the operating partnership agreement, the operating partnership will assume and pay when due, or reimburse us for, payment of all administrative and operating costs and expenses incurred by the operating partnership and the administrative costs and expenses that we incur on behalf, or for the benefit, of the operating partnership.

Limited Partner Exchange Rights

Pursuant to the operating partnership agreement, each holder of Class A Units and Class C Units has the right, but not the obligation, to exchange all or a portion of their Class A Units or Class C Units for cash or, at the operating partnership’s option, for shares in the same class of our common stock on such terms and subject to such conditions and restriction as will be contained in one or more exchange rights agreements among us, as the general partner, the operating partnership and one or more limited partner, provided, that the applicable Class A Units or Class C Units must have been outstanding for at least one year (or such lesser time as determined by us in our sole and absolute discretion). The form of the exchange rights agreement will be provided by us as the general partner.

Exercise of exchange rights will be a taxable transaction in which gain or loss will be recognized by the limited partner exercising its right to exchange its units for the cash value of a corresponding number of shares of our common stock or, at the option of the operating partnership, a corresponding number of shares of our common stock, to the extent that the amount realized exceeds the limited partner’s adjusted basis in the units exchanged.

Special Limited Partner Interest

Our Business Manager, as the holder of the special limited partner interest is entitled to receive subordinated distributions of net proceeds in connection with the sale of the assets of the operating partnership, upon a listing of our common stock on a national securities exchange, other liquidity events and the termination of the business management agreement. Any such subordinated distribution is related to our successful performance. The distribution is calculated as 15% of the excess of (a) an amount equal to the value of our stock or assets determined as of the listing of our common stock, termination of the business management agreement or other liquidity event, as applicable, plus the amount of all distributions made to investors prior to such time over (b) the amount the investors would receive as a return of their net capital contributions plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. If the holder of the special limited partner interest is entitled to receive a subordinated distribution, the holder of the special limited partner interest will be entitled to contribute the right to receive the subordinated distribution to the operating partnership in exchange for Class A Units or Class C Units in an amount equal to the value of the subordinated distribution right. If the holder of the special limited partner interest obtains Class A Units or Class C Units in this manner, it will have all the rights of any holder of Class A Units or Class C Units, including the limited partner exchange right described herein. For a more detailed discussion of these distributions, see the section entitled “Management Compensation” in this prospectus.

Tax Matters

Pursuant to the operating partnership agreement, we will be the tax matters partner of the operating partnership, and as such, will have authority to make tax decisions under the Code on behalf of the operating partnership. Tax income and loss generally will be allocated in a manner that reflects the entitlement of the general partner, limited partners and the holder of the special limited partner interest to receive distributions from the operating partnership. We will file a U.S. federal income tax return annually on behalf of the operating partnership on IRS Form 1065 (or such other successor form) or on any other IRS form as may be required. To the extent that any special purpose entity is not wholly owned by the operating partnership or is a taxable REIT subsidiary, we will arrange for the preparation and filing of the appropriate tax returns for such special purpose entity for U.S. federal income tax purposes. For a description of other tax consequences stemming from our investment in the operating partnership, see the section entitled “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus.

Duties and Conflicts

Except as otherwise set forth under the sections entitled “Conflicts of Interest” and “Management” in this prospectus, any limited partner may engage in other business activities outside the operating partnership, including business activities that directly compete with the operating partnership.

Term

The operating partnership will continue in full force and effect until December 31, 2099 or until sooner dissolved and terminated (i) upon our dissolution, bankruptcy, insolvency or termination, (ii) an election made by us, as the general partner, with the consent of the limited partners holding at least a majority of the percentage interest of the limited partners (including limited partner interests held by the general partner), (iii) an event of withdrawal by us, as the general partner (as defined in the Delaware Revised Uniform Limited Partnership Act), other than an event of bankruptcy, unless, within ninety days after such event of withdrawal, a majority in interest of the remaining limited partners consent to continuing the business of the operating partnership and to the appointment of a successor general partner, (iv) upon the sale or other disposition of all or substantially all the assets of the operating partnership unless we, as general partner, elect to continue the business of the operating partnership to collect the indebtedness or other consideration to be received in exchange for the assets of the operating partnership, or (v) by operation of law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses the material U.S. federal income tax considerations associated with our qualification and taxation as a REIT and the acquisition, ownership and disposition of our shares of common stock. This summary is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This summary does not purport to deal with the U.S. federal income and other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, entities treated as partnerships for U.S. federal income tax purposes and investors therein, trusts, financial institutions and broker-dealers and, except to the extent discussed below, tax-exempt organizations and Non-U.S. Stockholders, as defined below). No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non U.S. jurisdictions could have on the matters discussed in this summary. In addition, this summary assumes that security holders hold our common stock as a capital asset, which generally means as property held for investment.

Prospective investors are urged to consult their tax advisors in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

We intend to elect and qualify to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations promulgated thereunder commencing with our taxable year ending December 31, 2014 or our first year of material operations. Furthermore, we intend to operate as a REIT so long as our board of directors determines that REIT qualification remains in our best interest. However, we cannot assure you that we will meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Code Sections 856 through 860, and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

Proskauer Rose LLP has acted as our tax counsel in connection with this registration statement. Proskauer Rose LLP is of the opinion that (i) commencing with our taxable year ending December 31, 2014 or our first year of material operations, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code and (ii) the operating partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of Code Section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year. This opinion is filed as an exhibit to the registration statement of which this prospectus is a part, and is based and conditioned, in part, on various assumptions and representations as to factual matters and covenants made to Proskauer Rose LLP by us and based upon certain terms and conditions set forth in the opinion. Our qualification as a REIT depends upon our ability to meet, through operation of the properties we acquire and our investment in other assets, the applicable requirements under U.S. federal income tax laws. Proskauer Rose LLP has not reviewed these operating results for compliance with the applicable requirements under U.S. federal income tax laws.

Therefore, we cannot assure you that our actual operating results allow us to satisfy the applicable requirements to qualify as a REIT under U.S. federal income tax laws in any taxable year.

General

The term “REIT taxable income” means the taxable income as computed for a corporation which is not a REIT:

•	without the deductions allowed by Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);

•	excluding amounts equal to: the net income from foreclosure property and the net income derived from prohibited transactions;

•	deducting amounts equal to: the net loss from foreclosure property, the net loss derived from prohibited transactions, the tax imposed by Code Section 857(b)(5) upon a failure to meet the 95% or the 75% gross income tests, the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions and excess interest;

•	deducting the amount of dividends paid under Code Section 561, computed without regard to the amount of the net income from foreclosure property (which is excluded from REIT taxable income); and

•	without regard to any change of annual accounting period pursuant to Code Section 443(b).

In any year in which we qualify as a REIT and have a valid election in place, we will claim deductions for the dividends we pay to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain which is distributed to our stockholders.

Although we can eliminate or substantially reduce our U.S. federal income tax liability by maintaining our REIT qualification and paying sufficient dividends, we will be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at normal corporate rates on any undistributed taxable income or net capital gain.

•	If we fail to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), but our failure is due to reasonable cause and not willful neglect, and we therefore maintain our REIT qualification, we will be subject to a tax equal to the product of (a) the amount by which we failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by (b) a fraction intended to reflect our profitability.

•	We will be subject to an excise tax if we fail to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, we must distribute the sum of (1) 85% of our REIT ordinary income for the calendar year, (2) 95% of our REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the amount actually distributed and would not be deductible by us.

•	We may be subject to the corporate “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions such income would be subject to a 100% tax. See “— REIT Qualification Tests — Prohibited Transactions.”

•	We will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property, although we will not own any foreclosure property unless we make loans or accept purchase money notes secured by interests in real property and foreclose on the property following a default on the loan, or foreclose on property pursuant to a default on a lease.

•	If we fail to satisfy any other provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders. Such penalties generally would not be deductible by us.

•	If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and we recognize gain on the disposition of such an asset for up to a 10-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary that do not reflect arm’s-length terms.

•	The earnings of our subsidiaries that are C corporations, including any subsidiary we may elect to treat as a taxable REIT subsidiary will generally be subject to U.S. federal corporate income tax.

•	We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include his, her or its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in his, her or its income as long-term capital gain, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for his, her or its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

In addition, notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property, payroll and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

Organizational Requirements. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its qualification as a REIT;

(4)	that is neither a financial institution nor an insurance company;

(5)	that meets the gross income, asset and annual distribution requirements;

(6)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;

(7)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);

(8)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and

(9)	that uses a calendar year for U.S. federal income tax purposes.

Organizational requirements (1) through (5) must be met during each taxable year for which REIT qualification is sought, while conditions (6) and (7) do not have to be met until after the first taxable year for which a REIT election is made. We intend to adopt December 31 as our year end, thereby satisfying condition (9).

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which we own an interest is treated as our assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

We expect to control our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a Gross Income Test or Asset Test (each as defined below), and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own certain assets through subsidiaries that we intend to be treated as “qualified REIT subsidiaries.” A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a taxable REIT subsidiary, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While we intend to hold all of our investments through the operating partnership, we also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by us would have to be owned by us, or another qualified REIT subsidiary, and could not be owned by the operating partnership unless we own 100% of the equity interest in the operating partnership.

If a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another one of our disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the Asset and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We expect to own an interest in one or more taxable REIT subsidiaries or may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT.

A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio are not satisfied, a taxable REIT subsidiary generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests described below. However, no more than 25% of the gross value of a REIT’s assets may be comprised of securities of one or more taxable REIT subsidiary. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, we cannot be “closely held”, which means that at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning our stock) as specifically defined for this purpose. However, these two requirements do not apply until after the first taxable year an entity elects REIT status.

Our charter contains certain provisions intended, among other purposes, to enable us to meet requirement (5), (6) and (7) above. First, subject to certain exceptions, our charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board of directors. See the section entitled “Description of Securities —Restrictions on Ownership and Transfer” in this prospectus. Additionally, our charter contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, we must satisfy four tests based on the composition of our assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test. At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (1) real property (including interests in real property and interests in mortgages on real property), (2) shares in other qualifying REITs and (3) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock (other than amounts received pursuant to the distribution reinvestment plan) or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test.”

We do not currently own interests in real properties but we intend to own such interests in the future. In addition, we intend to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow us to continue to qualify under the 75% Asset Test. Therefore, our investment in real properties should constitute “real estate assets” and should allow us to meet the 75% Asset Test.

25% Asset Test. Except as described below, the remaining 25% of our assets generally may be invested without restriction, which we refer to as the 25% Asset Test. However, if we invest in any securities that do not qualify under the 75% Asset Test or securities of one or more taxable REIT subsidiaries, such securities may not exceed either (1) 5% of the value of our assets as to any one issuer; or (2) 10% of the outstanding securities by vote or value of any one issuer. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

We expect that the assets comprising our mortgage-related investments and securities that we own generally will be qualifying assets for purposes of the 75% Asset Test, and that our ownership of TRSs and other assets will be structured in a manner that will comply with the foregoing Asset Tests, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets, and we do not expect to obtain independent appraisals to support our conclusions as to the total value of our assets or the value of any particular security or other asset. Moreover, values of some assets, including our interests in our TRSs, may not be susceptible to a precise determination and are subject to change in the future. Although we will be prudent in making these estimates, there can be no assurance that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the Asset Tests, and could fail to qualify as a REIT.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer (other than those qualifying qualify under the 75% Asset Test or securities of one or more taxable REIT subsidiaries) representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (2) $10 million; provided, however, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (1) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (4) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Code Section 11, by (y) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting, or the Gross Income Tests.

75% Gross Income Test. At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) must result from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income (as described under the 75% Asset Test above). We refer to this requirement as the 75% Gross Income Test. We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

95% Gross Income Test. At least 95% of our gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. We refer to this requirement as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to qualify under the 95% Gross Income Test.

Rents from Real Property. Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”) and subject to the rules discussed below. Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the REIT’s cost of providing the service. If the amount so received is 1% or less of the total amount received by us with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom we derive no revenue, or through a taxable REIT subsidiary. With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space only, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described above). Our board of directors intends to hire qualifying independent contractors or to utilize our taxable REIT subsidiaries to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we have represented that, with respect to our leasing activities, we will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of the related party rules described above, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements. The taxable REIT subsidiaries will pay regular corporate tax rates on any income they earn. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income. It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided, that in both cases, the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we committed to acquire the loan, or agreed to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then the interest income will be apportioned between the real property and the other collateral, and our income from the loan will qualify for purposes of the 75% Gross Income Test only to the extent that the interest is allocable to the real property. For purposes of the preceding sentence, however, pursuant to IRS guidance we do not need to re-determine the fair market value of real property in connection with a loan modification that is occasioned by a default or made at a time when we reasonably believe the modification to the loan will substantially reduce a significant risk of default on the original loan, and any such modification will not be treated as a prohibited transaction.

We may acquire commercial mortgage backed securities, or CMBS, and expect that the CMBS will be treated either as interests in a grantor trust or as regular interests in real estate mortgage investment conduits, or REMICs, for U.S. federal income tax purposes and that all interest income, original issue discount and market discount from our CMBS will be qualifying income for the 95% Gross Income Test. In the case of mortgage-backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, original issue discount and market discount on such mortgage loans would be qualifying income for purposes of the 75% Gross Income Test to the extent that the obligation is secured by real property and, if applicable, taking into account the interest apportionment rule described above. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% Gross Income and 95% Gross Income Tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% Gross Income Test. In addition, some REMIC securitizations include embedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

We believe that substantially all of our income from our mortgage related securities generally will be qualifying income for purposes of the REIT Gross Income Tests. However, to the extent that we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property), or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, income from the loan will be qualifying income for purposes of the 95% Gross Income Test, but the interest attributable to the amount of the loan that exceeds the value of the real property securing the loan will not be qualifying income for purposes of the 75% Gross Income Test.

Dividend Income. We may receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by us from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although we intend to take these actions to prevent a violation of the Gross Income Tests, we cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property. Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If we believe we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, we intend to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests. Our share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income to cause adverse U.S. federal income tax consequences. As described above, we may establish one or more taxable REIT subsidiaries with which we could enter into leases for any properties in which we may invest. The gross income generated by our taxable REIT subsidiaries would not be included in our gross income. However, we would realize gross income from these subsidiaries in the form of rents. In addition, any dividends from our taxable REIT subsidiary to us would be included in our gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our qualification as a REIT for such year if we satisfy the IRS that (1) the failure was due to reasonable cause and not due to willful neglect, (2) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (3) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Annual Distribution Requirements

In addition to the other tests described above, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (1) the sum of: (a) 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid; and (b) 90% of the net income (after tax) from foreclosure property; less (2) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If we do not distribute 100% of our REIT taxable income, we will be subject to U.S. federal income tax on the undistributed portion. We also will be subject to an excise tax if we fail to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, we must distribute the sum of (1) 85% of our REIT ordinary income for the calendar year, (2) 95% of our REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by us.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;

•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and

•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

We will closely monitor the relationship between our REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, or to the extent we fail to distribute 100% of our REIT taxable income, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from our failure to qualify as a REIT. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;

•	generally has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and

•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion) or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although we may eventually sell each of the properties, our primary intention in acquiring and operating the properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions we might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— Ownership of Interests in Taxable REIT Subsidiaries.”

Characterization of Property Leases

We intend to acquire and own commercial properties subject to net leases. We currently intend to structure our leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, we generally expect that:

•	the operating partnership and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;

•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;

•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;

•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;

•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;

•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;

•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;

•	we expect that each lease that we enter into, at the time we enter into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and

•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize our leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that we receive from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we may not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose our REIT qualification.

Derivatives and Hedging Transactions. We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure or currency rate fluctuations on one or more of our assets or liabilities. Any hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. If we or a pass-through subsidiary enters into such a contract either (i) to reduce interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets or (ii) to manage risk of currency fluctuations with respect to any item of income that would qualify under the 75% Gross Income test or the 95% Gross Income test, and, in each case, we clearly and timely identify the transaction, income from the hedging transaction, including gain from the sale or disposition of the financial instrument or any periodic income from the instrument, would not constitute gross income for purposes of the 95% Gross Income test or 75% Gross Income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries to the extent such income would jeopardize our REIT status. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations or interests are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on the debt obligations it issues “bear a relationship” to the payments to be received by the entity on the debt obligations or interests that it holds as assets.

Under Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. Financing arrangements (particularly securitizations) entered into, directly or indirectly, by us could give rise to TMPs, with the consequences as described below.

If an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, including a qualified REIT subsidiary, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT. Rather, under regulations to be issued by the Treasury Department, the consequences of the TMP classification would, in general, be limited to the stockholders of the REIT (subject to limited exceptions described below). The current treatment, however, is uncertain because the Treasury Department has not yet issued regulations to govern the treatment of a REIT (or portion thereof) that is a TMP. Based on the rules to which any future Treasury Regulations are intended to correspond, a portion of the REIT’s income from the TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.” The REIT’s excess inclusion income would be allocated among its stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (iii) to the extent allocable to most types of foreign stockholders, would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty. See “— Taxation of U.S. Stockholders” and “— Taxation of Non-U.S. Stockholders” below for the general rules relating to the taxation of stockholders. To the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as government entities or charitable remainder trusts), the REIT would be taxable on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income would be allocated among shares of different classes of stock is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors.

We may limit the structures we use for financing arrangements, such as securitizations, that could give rise to TMPs, even though these structures might otherwise be beneficial to us, in order to avoid risks associated with satisfying the REIT requirement tests. For example, we might conduct these arrangements through a taxable REIT subsidiary. To the extent that we engage in these activities through a taxable REIT subsidiary, the income associated with the activities generally would be subject to taxation at regular corporate income tax rates. In addition, the level of activities engaged in by our taxable REIT subsidiaries must permit us to satisfy the 75% gross income test because dividends from a taxable REIT subsidiary generally do not constitute qualifying income for purposes of the 75% gross income test (as well as permit us to satisfy the requirement that no more than 25% of our value may be in the form of specified securities, including securities issued by our taxable REIT subsidiaries).

If a subsidiary partnership (including the operating partnership), not wholly owned by us directly or through one or more disregarded entities, is a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter the calculations of our asset tests and gross income tests, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Tax Aspects of Investments in Partnerships

General. We anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We intend to operate as an UPREIT, which is a structure whereby we would own a direct interest in the operating partnership, and the operating partnership would, in turn, own the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the operating partnership were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership if the operating partnership is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by us in other entities taxable as partnerships for such purposes.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We will be required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the operating partnership was formed as a partnership under state law, for U.S. federal income tax purposes the operating partnership will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. We reserve the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. We believe that the operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the operating partnership (or any partnership invested in by the operating partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, we cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of Partnerships and their Partners. Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations promulgated thereunder. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in the partnership agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. For a description of allocations by the operating partnership to the partners, see the section entitled “Summary of Our Operating Partnership Agreement” in this prospectus.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

For U.S. federal income tax purposes, our depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method.

However, we intend to use a valuation analysis known as “cost segregation.” This valuation approach generally supports allocating value to personal property and improvements, which will allow us to depreciate certain properties over a shorter period of time.

For properties contributed to the operating partnership, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the operating partnership generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition on such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders. As long as we qualify as a REIT, distributions paid to our U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) will be ordinary income. Generally, for purposes of this discussion, a “U.S. Stockholder” is a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U. S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the U.S. Stockholder, reducing the U.S. Stockholder’s tax basis in his, her or its common stock by the amount of such distribution, and then as capital gain. Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in our stock, this will increase the U.S. Stockholder’s gain, or reduce the U.S. Stockholder’s loss, on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gain to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. We also may decide to retain, rather than distribute, our net capital gain and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gain in income as long-term capital gain, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. Stockholders as capital gain, provided that the U.S. Stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

1)	the qualified dividend income received by us during such taxable year from C corporations (including any taxable REIT subsidiaries);

2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed taxable income; and

3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time our REIT election became effective over the U.S. federal income tax paid by us with respect to such built in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a regular, domestic C corporation, such as any taxable REIT subsidiaries, and specified holding period and other requirements are met.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Corporate stockholders cannot claim the dividends-received deduction for such dividends unless we lose our REIT qualification. Although U.S. Stockholders generally will recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by us and received by the U.S. Stockholder on December 31st of the year it was declared even if paid by us during January of the following calendar year. Because we are not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of our operating or capital losses to reduce their tax liabilities.

We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. Stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, any dividend on shares of our preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated our distributions as long-term capital gain. The use of capital losses is subject to limitations.

Currently, the maximum tax rate applicable to individuals and certain other noncorporate taxpayers on net capital gain recognized on the sale or other disposition of shares is 20%, and the maximum marginal tax rate payable by them on dividends received from corporations that are subject to a corporate level of tax has been reduced. Except in limited circumstances, as discussed above with respect to “qualified dividend income,” this reduced tax rate will not apply to dividends paid by us.

Cost Basis Reporting. U.S. federal income tax information reporting rules may apply to certain transactions in our shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to you. Generally these rules apply to all shares purchased including those purchased through the distribution reinvestment plan. For “cost basis” reporting purposes, you may identify by lot the shares that you transfer or that are redeemed, but if you do not timely notify us of your election, we will identify the shares that are transferred or redeemed on a “first in/first out” basis. The shares in the distribution reinvestment plan are also eligible for the “average cost” basis method, should you so elect. Information reporting (transfer statements) on other transactions may also be required under these rules. Generally, these reports are made for certain transactions. Transfer statements are issued between “brokers” and are not issued to the IRS or to you.

Stockholders should consult their tax advisors regarding the consequences of these rules.

Taxation of Tax-Exempt Stockholders. U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, our distributions to a U.S. Stockholder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to our stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) or (20)), may be treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If we would be “closely-held” (discussed above with respect to the share ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of our stock may be required to treat a percentage of our dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of our shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of our shares) hold in the aggregate more than 50% by value of our shares. The percentage treated as UBTI is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in our charter regarding the ownership, concentration of our common stock, we believe that a tax-exempt pension trust should not become subject to these rules. However, because our shares of common stock may become publicly traded, we can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting. We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the current rate of 28% with respect to dividends paid, unless the U.S. Stockholder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. Stockholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide his, her or its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. Stockholder who fails to certify its non-foreign status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Taxation of Non-U.S. Stockholders

General. The rules governing the U.S. federal income taxation of Non-U.S. Stockholders are complex, and as such, only a summary of such rules is provided in this prospectus. Non-U.S. investors should consult with their own tax advisors and financial planners to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our REIT. A “Non-U.S. Stockholder” means a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder.

Distributions — In General. Distributions paid by us that are not attributable to gain from our sales or exchanges of USRPIs and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. If income from the investment in the shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation that is not entitled to any treaty exemption). In general, Non-U.S. Stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in the “Sales of Shares” portion of this Section below.

Distributions Attributable to Sale or Exchange of Real Property. Pursuant to FIRPTA, distributions that are attributable to gain from our sales or exchanges of USRPIs will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a Non-U.S. Stockholder if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S.; and (2) the Non-U.S. Stockholder does not own more than 5% of the class of stock at any time during the one year period ending on the date of such distribution. However, it is not anticipated that our shares will be “regularly traded” on an established securities market for the foreseeable future, and therefore, this exception is not expected to apply.

U.S. Federal Income Tax Withholding on Distributions. For U.S. federal income tax withholding purposes, we generally will withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with appropriate documentation (1) evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty, generally an IRS Form W-8BEN (in which case we will withhold at the lower treaty rate) or (2) claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S., generally an IRS Form W-8ECI (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sales of Shares. Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be subject to U.S. federal income taxation; provided, that: (1) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the U.S.; (2) the Non-U.S. Stockholder is an individual and is not present in the U.S. for 183 days or more during the taxable year and certain other conditions apply; and (3) (A) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares continues to be held directly or indirectly by foreign persons during a continuous five year period ending on the date of disposition or, if shorter, during the entire period of our existence, or (B) our shares of common stock are “regularly traded” on an established securities market and the selling Non-U.S. Stockholder has not held more than 5% of our outstanding shares of common stock at any time during the five-year period ending on the date of the sale.

We believe, but cannot assure you, that we will qualify as “domestically controlled”. However, if we were not domestically controlled, a Non-U.S. Stockholder’s sale of shares of common stock would be subject to tax, unless the shares of common stock were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during the five-year period ending on the date of sale more than 5% in value of our shares of common stock. However, it is not anticipated that our shares of common stock will be “regularly traded” on an established securities market. If the gain on the sale of shares were to be subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain, and the purchaser of such shares of common stock may be required to withhold 10% of the gross purchase price.

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. Under Treasury Regulations, if the proceeds from a disposition of common stock paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the U.S., then (A) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a Non-U.S. Stockholder, and (B) information reporting will not apply if the Non-U.S. Stockholder certifies its non-U.S. status and further certifies that it has not been, and at the time the certificate is furnished reasonably expects not to be, present in the U.S. for a period aggregating 183 days or more during each calendar year to which the certification pertains. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.

Medicare Tax

Certain net investment income earned by U.S. citizens and resident aliens and certain estates and trusts is subject to a 3.8% Medicare tax. Net investment income includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. Holders of shares of our common stock should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of such shares.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to (a) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owners) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity (as the beneficial owner or as an intermediary for the beneficial owners) unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and other IRS guidance provide that these rules generally will apply to payments of dividends on our common stock made after June 30, 2014 and generally will apply to payments of gross proceeds from a sale or other disposition of our common stock after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld. U.S. Stockholders and Non-U.S. Stockholders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.

Other Tax Considerations

Distribution Reinvestment Plan. Stockholders who participate in the distribution reinvestment plan will recognize taxable dividend income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed dividends will be treated as actual dividends from us to the participating stockholders and will retain the character and U.S. federal income tax effects applicable to all dividends. See the section entitled “— Taxation of U.S. Stockholders” above. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

Share Repurchase Program. A repurchase of our shares will be treated under Code Section 302 as a taxable dividend (to the extent of our current or accumulated earnings and profits), unless the repurchase satisfies certain tests set forth in Code Section 302(b) enabling the repurchase to be treated as a sale or exchange of our shares. The repurchase will satisfy such test if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s stock interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Code Section 302(b). In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Code Section 302(b) are satisfied with respect to any particular stockholder of our shares will depend upon the facts and circumstances existing at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a repurchase of our shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed shares would be transferred to the stockholder’s remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

State, Local and Foreign Taxes. We and you may be subject to state, local or foreign taxation in various jurisdictions, including those in which we transact business or reside. Our and your state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. You should consult your own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in shares of our common stock.

Legislative Proposals. You should recognize that our and your present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. We are not aware of any pending legislation that would materially affect our or your taxation as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to a purchase of shares of our common stock.

ERISA CONSIDERATIONS

The following is a summary of the considerations arising under ERISA including the prohibited transaction provisions of ERISA and of Section 4975 of the Code that are likely to be material to a holder of our common stock that is an employee benefit plan, IRA or other tax-exempt entity under the Code. This discussion does not deal with all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans and church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to state law and other Code requirements) in light of their particular circumstances.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES OF OUR COMMON STOCK ON BEHALF OF A PENSION, PROFIT-SHARING, RETIREMENT, IRA OR OTHER EMPLOYEE BENEFIT PLAN IS ADVISED TO CONSULT THE FIDUCIARY’S OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTION 4975 OF THE CODE, AND (TO THE EXTENT NOT PREEMPTED) STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF SHARES BY THE BENEFIT PLAN. BENEFIT PLANS ALSO SHOULD CONSIDER THE ENTIRE DISCUSSION UNDER THE PRECEDING SECTION ENTITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” AS MATERIAL CONTAINED THEREIN IS RELEVANT TO ANY DECISION BY A BENEFIT PLAN TO PURCHASE THE SHARES.

In considering whether to invest a portion of the assets of a benefit plan in shares of our common stock, fiduciaries of the benefit plan should consider, among other things, whether the investment:

•	will be in accordance with the governing documents of the benefit plan and is authorized and consistent with their fiduciary responsibilities under ERISA;

•	will allow the benefit plan to satisfy the diversification requirements of ERISA, if applicable;

•	will result in UBTI to the benefit plan (see “Material U.S. Federal Income Tax Consequences —Taxation of U.S. Stockholders — Taxation of Tax-Exempt Stockholders”);

•	will be sufficiently liquid for the benefit plan after taking this investment into account; and

•	is prudent and in the best interests of the benefit plan, its participants and beneficiaries under ERISA standards.

The fiduciary of an IRA or a benefit plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may be subject to prohibitions against certain related-party transactions under Section 503 of the Code, which operate similarly to the prohibited transaction rules of ERISA and the Code. In addition, the fiduciary of any governmental or church plan must consider applicable state or local laws, if any, and the restrictions and duties of common law, if any, imposed upon such plan. We express no opinion on whether an investment in shares is appropriate or permissible for any governmental or church plan under Section 503 of the Code, or under any state, county, local, or other law respecting such plan or any other plan.

Fiduciary Obligations — Prohibited Transactions

Any person identified as a “fiduciary” with respect to a plan incurs duties and obligations under ERISA as discussed herein. For purposes of ERISA, any person who exercises any authority or control with respect to the management or disposition of the assets of a plan is considered to be a fiduciary of the plan. Further, many transactions between plans or IRAs and “parties-in-interest” or “disqualified persons” are prohibited by ERISA or the Code. ERISA also requires generally that the assets of plans be held in trust and that the trustee, or a duly authorized investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

In the event that our properties and other assets are deemed to be assets of a plan, referred to herein as “plan assets,” our directors and our Business Manager would, and other employees of affiliates of IREIC might, be deemed fiduciaries of any plans investing as stockholders. If this were to occur, certain contemplated transactions between us, our directors and Business Manager, and other employees of affiliates of IREIC could be deemed to be “prohibited transactions.” Additionally, ERISA’s fiduciary standards applicable to investments by plans would extend to our directors and Business Manager, and possibly to other employees of affiliates of IREIC as plan fiduciaries with respect to investments made by us, and the requirement that plan assets be held in trust could be deemed to be violated.

Plan Assets — Definition

Section 3(42) of ERISA defines “plan assets” in accordance with Department of Labor regulations. A Department of Labor regulation (as modified or deemed modified by Section 3(42) of ERISA), referred to herein as the “Plan Asset Regulation,” provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute plan assets. Under the Plan Asset Regulation, the assets of an entity in which a plan makes an equity investment generally will be deemed to be assets of the plan unless the entity satisfies one of the exceptions to this general rule. Generally, an exception applies only if the investment in the entity qualifies as an investment in one of the following:

•	securities issued by an investment company registered under the Investment Company Act;

•	“publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the Securities and Exchange Commission;

•	an entity in which equity participation by “benefit plan investors” is not significant; or

•	an “operating company,” which includes “venture capital operating companies” and “real estate operating companies.”

The Plan Asset Regulation provides that equity participation in an entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors. The term “benefit plan investors” is broadly defined for this purpose, and includes all plans subject to ERISA, as well as certain non-ERISA plans such as IRAs and Keogh plans. We anticipate that we will qualify for this exception because we do not expect to have equity participation by “benefit plan investors” exceeding 25%, which would be significant under the rule described above. However, if we are deemed to have significant participation by benefit plan investors, we believe that we would qualify for one or more of the exemptions discussed below.

Publicly Offered Securities Exemption

As noted above, if a plan acquires “publicly offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Asset Regulation. The definition of publicly offered securities requires that the securities be “widely held,” “freely transferable” and satisfy registration requirements under federal securities laws. Although our shares are intended to satisfy the registration requirements under this definition, the determinations of whether a security is “widely held” and “freely transferable” are inherently factual matters.

Under the Plan Asset Regulation, a security will meet the requirement to satisfy registration requirements under federal securities laws if the security is (i) part of a class of securities registered under section 12(b) or 12(g) of the Exchange Act, or (ii) part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which the security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of the securities to the public occurred. We anticipate that we will meet the registration requirements to qualify shares of our common stock as publicly offered securities under the Plan Asset Regulation.

Under the Plan Asset Regulation, a class of securities will be “widely held” if it is held by 100 or more persons independent of the issuer. We anticipate that this requirement will be met; however, even if our shares are deemed to be widely held, the “freely transferable” requirement also must also be satisfied in order for us to qualify for this exemption. The Plan Asset Regulation provides that “whether a security is ‘freely transferable’ is a factual question to be determined on the basis of all relevant facts and circumstances,” and provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. The allowed restrictions in the examples are illustrative of restrictions commonly found in REITs that are imposed to comply with state and federal law, to assure continued eligibility for favorable tax treatment and to avoid certain practical administrative problems. We have been structured with the intent to satisfy the “freely transferable” requirement set forth in the Plan Asset Regulation with respect to our shares of common stock, although there are no assurances that the requirement is met by our shares of common stock.

Our shares of common stock are subject to certain restrictions on transferability intended to ensure that we continue to qualify for U.S. federal income tax treatment as a REIT. As noted above, the Plan Asset Regulation provides, however, that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers that would result in a termination or reclassification of the entity for state or U.S. federal tax purposes ordinarily will not affect a determination that the securities are “freely transferable.” The minimum investment in our shares is less than $10,000; thus, the restrictions imposed in order to maintain our status as a REIT should not cause the shares to be deemed not “freely transferable.”

We believe that it is more likely than not that our shares will be deemed to constitute “publicly offered securities” and, accordingly, we believe it is more likely than not that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation, assuming the offering takes place as described in this prospectus. If our underlying assets are not deemed to be “plan assets,” the consequences of our assets being treated as plan assets discussed below will not apply.

Real Estate Operating Company Exemption

Even if we were deemed not to qualify for the “publicly offered securities” exemption, the Plan Asset Regulation also provides an exemption with respect to securities issued by a “real estate operating company.” For purposes of the Plan Asset Regulation, we will be a “real estate operating company” if, during the relevant valuation periods defined in the Plan Asset Regulation, at least 50% of our assets, other than short-term investments pending long-term commitment or distribution to investors valued at cost, are invested in real estate that is managed or developed and with respect to which we have the right to participate substantially in the management or development activities. We anticipate that more than 50% of our assets will be invested in real estate. These properties generally will not be the subject of development activities. Thus, we will be a “real estate operating company” only if our real estate is managed and we have the right to participate substantially in the management.

An example in the Plan Asset Regulation indicates, however, that although some management and development activities may be performed by independent contractors, rather than by the entity itself, if over one-half of an entity’s properties are acquired subject to long-term leases under which substantially all management and maintenance activities with respect to the properties are the responsibility of the tenants, then the entity may not be eligible for the “real estate operating company” exemption. Based on this example, and due to the uncertainty of the application of the standards set forth in the Plan Asset Regulation and the lack of further guidance as to the meaning of the term “real estate operating company,” there can be no assurance as to our ability to structure our operations to qualify for the “real estate operating company” exemption.

Consequences of Holding Plan Assets

In the event that our underlying assets are treated by the Department of Labor as plan assets, our management would be treated as fiduciaries with respect to each plan stockholder, and an investment in our shares of common stock might expose the fiduciaries of the plan to co-fiduciary liability under ERISA for any breach by our directors or Business Manager (and possibly other employees of affiliates of IREIC) of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be plan assets, an investment by a plan in our shares of common stock might be deemed to result in an impermissible commingling of plan assets with other property.

If our Business Manager or other affiliates are treated as fiduciaries with respect to plan stockholders, the prohibited transaction restrictions of ERISA would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with entities that are affiliated with affiliates of IREIC or us or restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might be required to provide plan and IRA stockholders with the opportunity to sell their shares to us or we might dissolve or terminate.

Prohibited Transactions

Generally, both ERISA and the Code prohibit plans and IRAs from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and “persons providing services” to the plan or IRA, as well as employer sponsors of the plan or IRA, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a plan or IRA if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person will be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares of common stock, and that person regularly provides investment advice to the plan or IRA pursuant to a mutual agreement or understanding that the advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the plan or IRA based on its particular needs. Thus, if we are deemed to hold plan assets, our Business Manager and its affiliates could be characterized as fiduciaries with respect to our assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Code with respect to plans and IRAs that invest in our shares of common stock. If we or affiliates of IREIC are affiliated with a plan or IRA investor, whether or not we are deemed to hold plan assets, we might be a disqualified person or party-in-interest with respect to the plan or IRA investor, resulting in a prohibited transaction merely upon investment by the plan or IRA in our shares of common stock.

Prohibited Transactions — Consequences

Under ERISA, plans may not engage in non-exempt prohibited transactions. Fiduciaries of a plan that allow a non-exempt prohibited transaction to occur will breach their fiduciary responsibilities under ERISA, and may be liable for any damage sustained by the plan, as well as civil (and criminal, if the violation is willful) penalties. If the Department of Labor or the IRS determines that a non-exempt prohibited transaction has occurred, any disqualified person or party-in-interest involved with the prohibited transaction would be required to reverse or unwind the transaction and, with respect to a plan, compensate the plan for any loss resulting therefrom. Additionally, the Code requires a disqualified person involved with a prohibited transaction to pay an excise tax equal to a percentage of the “amount involved” in the transaction for each year in which the transaction remains uncorrected. The percentage is generally 15%, but is increased to 100% if the prohibited transaction is not corrected promptly. If an IRA engages in a non-exempt prohibited transaction, the tax-exempt status of the IRA may be lost.

Annual Valuation Requirement

Fiduciaries of plans are required to determine the fair market value of the assets of the plans on at least an annual basis. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value. Also, a trustee or custodian of an IRA must provide an IRA participant and the IRS with a statement of the value of the IRA each year. However, currently, neither the IRS nor the Department of Labor has promulgated regulations specifying how “fair market value” should be determined.

Unless and until our shares of common stock are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. Additionally, we do not expect to provide a per share estimated value of our common stock that is not based on the gross per share offering price until the filing of our second regular quarterly or, if applicable, annual report (e.g., our reports on Form 10-Q or 10-K) following the termination of this initial primary public offering of our common stock. Until that time we expect to use $25.00 and $23.56 as the per Class A and C share, respectively, estimated value thereof. These values do not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Furthermore, in the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A Shares and Class C Shares proportionately to the respective estimated value per share for each class until the estimated value per share for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. For purposes of calculating the estimated value per share and until we have completed our offering stage, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as the estimated per share value of our shares.

To determine the per share estimated value of our shares, we will engage an independent third party valuation expert to value our real estate assets and related liabilities. Our board of directors will periodically receive and review information about the valuation of our assets and liabilities as it deems necessary. The conclusions reached by the third party independent valuation expert will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct, as well as a number of caveats and conditions. Further, neither the gross offering price nor any future estimated value is likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.

Each per share estimated value may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31. We also intend to make our per share estimated value available to our stockholders through our website.

There can be no assurance, however, with respect to any per share estimated value that we announce that:

•	the estimated value per share of common stock would actually be realized by our stockholders upon liquidation, because these estimates do not necessarily indicate the price at which properties and other assets can be sold;

•	our stockholders would be able to realize estimated share values if they attempted to sell their shares of common stock, because no public market for our shares exists or is likely to develop; or

•	that the value, or method used to establish value, would comply with ERISA or Code requirements described above.

Reporting

Benefit plan investors may be required to report certain compensation paid by us (or by third parties) to our service providers as “reportable indirect compensation” on Schedule C to Form 5500 Annual Return, or the Form 5500. To the extent any compensation arrangements described herein constitute reportable indirect compensation, any such descriptions (other than compensation for which there is no formula used to calculate or determine compensation or an actual amount stated) are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to the Form 5500.

PLAN OF DISTRIBUTION

General

Of the $300 million of shares of our common stock offered by this prospectus, we are offering:

•	up to $250 million in shares to the public in the primary offering, in any combination of Class A Shares and Class C Shares, priced at $25.00 and $23.56, respectively, through Inland Securities, the dealer manager, on a “reasonable best efforts” basis in our primary offering. Our dealer manager is an affiliate of IREIC, our sponsor. A “reasonable best efforts” basis means that the securities dealers participating in the offering are only required to use their good faith efforts and reasonable diligence to sell the shares, and have no firm commitment or obligation to purchase any of the shares. Therefore, no specified number of shares is guaranteed to be sold and no specified amount of money is guaranteed to be raised from this offering; and

•	up to $50 million in shares at a purchase price of $23.75 per Class A Share and $22.38 per Class C Share for issuance through our distribution reinvestment plan.

We reserve the right to reallocate the shares offered between our primary offering and the distribution reinvestment plan.

The offering prices of our Class A Shares and Class C Shares were determined by our board of directors in its sole discretion. In determining the offering prices, the board specifically considered the offering prices of other REITs organized by IREIC, the range of offering prices of other REITs that do not have a public trading market and the recommendation of our dealer manager. The offering prices are not based on the book value or net asset value of our current or expected investments, or our current or expected cash flow. Until such time as an independent third party estimates the value of our shares, the prices of our shares are not intended to reflect the net asset values of our Class A Shares and Class C Shares. See “Risk Factors — Risks Related to The Offering” for additional disclosure regarding a “reasonable best efforts” offering and the offering prices of our shares. The offering will commence as of the effective date of this prospectus. If the minimum offering of $2.0 million in shares is not sold by [                    ], 2015, we will terminate this offering and your subscription will be returned to you within ten business days after termination, together with any interest earned on your investment. Common stock purchased by any of our officers, directors or affiliates, or by our dealer manager or any soliciting dealer, will count toward satisfying the minimum offering. If the minimum offering of $2.0 million in shares of common stock is sold and if this offering continues thereafter, the offering will terminate on or before [                    ], 2016, unless extended. Our board may terminate this offering at any time and may extend the primary offering for an additional year. If we extend the offering for another year and file another registration statement during the one-year extension in order to sell additional shares, we could continue to sell shares in this offering until the earlier of 180 days after the third anniversary of commencing this offering or the effective date of the subsequent registration statement. If we decide to extend the primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. If we file a subsequent registration statement, we could continue offering shares with the same or different terms and conditions. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our stock.

Escrow Conditions

If you are qualified to participate in the offering, the proceeds from your subscription will be deposited in a segregated escrow account with the escrow agent, UMB Bank, N.A., 1010 Grand Boulevard, Kansas City, Missouri, and will be held in trust for your benefit, pending release to us. Your investment will not be commingled with any other funds. None of the common stock offered by this prospectus will be sold, no commissions or fees will be paid, and your initial admission as a stockholder will not take place unless the escrow agent has received and accepted paid subscriptions for at least $2.0 million in shares of common stock within one year from the original effective date of this prospectus. Subscriptions for shares from persons who are affiliated with us, our dealer manager, any soliciting dealer or our Business Manager will be included for purposes of determining whether the minimum of $2.0 million of shares of common stock required to release funds from the escrow account has been sold. If subscriptions for at least the minimum offering have not been received, accepted and paid for within one year from the original effective date of this prospectus, the escrow agent will promptly refund your investment, together with any interest earned on your investment. If a refund is made, IREIC will pay any escrow fees.

Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that mature on or before the termination of the offering or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds. Additionally, as soon as we have received subscription proceeds for at least $2.0 million in shares of our common stock, we may invest the proceeds in other short-term investments which can be readily sold, with appropriate safety of principal. After the minimum offering amount is sold, subscription proceeds are expected to be released to us as subscriptions are accepted. We will accept or reject subscriptions within ten days after we receive a fully completed copy of the subscription agreement and payment for the shares.

All funds we receive out of the escrow account will be available for our general use. We use these funds to: pay any costs related to the offering; make capital contributions or additional investments in real estate assets; pay expenses incurred to acquire real estate assets; reimburse IREIC and its affiliates for expenses it and they have paid; pay fees to our Business Manager, Real Estate Managers and their affiliates; and pay day-to-day operating expenses. We do not segregate funds from our other funds pending investment. We will return any of the proceeds of the offering that are not invested in real estate assets within the later of 24 months from the original effective date of the registration statement, of which this prospectus is a part, or 12 months from the termination of the offering.

Interest will accrue on funds in the escrow account as applicable to the short-term investments in which such funds are invested. You will not receive interest on your subscription payment unless we fail to sell the minimum dollar amount of shares, in which case, we will return your subscription payment to you with accrued interest. After your initial admission as a stockholder you will not be entitled to interest earned on our funds or to receive interest on your investment.

Special Notice to Pennsylvania Investors

Subscription proceeds received from residents of Pennsylvania will be placed in escrow with the escrow agent until we have received and accepted paid subscriptions for at least $12.5 million, or for an escrow period of 120 days, whichever is shorter. If subscriptions for at least $12.5 million have not been received, accepted and paid for by the end of the escrow period, the escrow agent will either:

•	promptly refund the Pennsylvania investors’ funds within fifteen calendar days of the end of the escrow period; or

•	notify the Pennsylvania investors in writing by certified mail, or any other means whereby receipt of delivery is obtained within ten calendar days after the end of the escrow period, that the Pennsylvania investors have a right to have their investment returned to them. If a Pennsylvania investor requests the return of these funds within ten calendar days after receipt of notification, the escrow agent will return the funds within 15 calendar days after receiving the investors’ request.

Any Pennsylvania investor that requests a return of his or her funds at the end of the initial 120-day escrow period or any subsequent 120-day escrow period will be entitled to receive interest earned, if any for the time that his or her funds remained in escrow.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement, like the one included in this prospectus as Appendix C-1. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. See “How to Subscribe” for additional information on the steps to take to purchase shares in this offering.

The agreement between our dealer manager and the soliciting dealers requires the participating soliciting dealers to transmit promptly to us the completed subscription document and any supporting documentation we may reasonably require. The dealer manager or a soliciting dealer also is required to deliver to you a copy of this prospectus, its appendices and any then-current supplements. We plan to make this prospectus, the appendices and any supplements available electronically to the dealer manager and the participating soliciting dealers, as well as to provide them paper copies. Any prospectus, amendments and supplements, as well as any quarterly reports, annual reports, proxy statements or other reports required to be made available to you will be posted on our website at www.InlandretailtrustV.com. The soliciting dealers are required to maintain records of the information used to determine that an investment in our shares is suitable and appropriate for a stockholder for at least six years.

Our common stock is being sold as subscriptions for the common stock are received and accepted by us, subject to the satisfaction by us of the escrow conditions described above. We have the unconditional right to accept or reject your subscription within ten days after we receive a fully completed copy of the subscription agreement and payment for the shares. If we accept your subscription, a confirmation will be mailed to you not more than three business days after our acceptance. No sale of our common stock may be completed until at least five business days after the date you receive the final prospectus, as supplemented, and, if required by state regulatory authorities, a copy of our organizational documents. If for any reason your subscription is rejected, your funds and your subscription agreement will be returned to you, without interest or deduction, within ten days after receipt.

Representations and Warranties in the Subscription Agreement

The subscription agreement requires you to make the following factual representations:

•	you acknowledge that you have received a copy of the prospectus;

•	you satisfy the minimum income, net worth and any other applicable suitability standards established for you, as described in “Suitability Standards,” which appears earlier in this prospectus;

•	you are purchasing our common stock for your own account; and

•	you acknowledge that our common stock cannot be readily resold.

Each of the above representations is included in the subscription agreement in order to help satisfy our dealer manager’s and each soliciting dealer’s responsibility to make every reasonable effort to determine that the purchase of our common stock is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any common stock to you unless you are able to make the above factual representations by executing the subscription agreement. You will not, however, be waiving any rights under the federal or state securities laws by executing the subscription agreement.

Appropriateness of Investment

An investment in our shares may be appropriate as part of your investment portfolio if:

•	You satisfy the minimum suitability standards described in this prospectus.

•	You seek to receive current income through our payment of regular monthly cash distributions to our stockholders.

•	You seek to preserve your capital and obtain the benefits of potential long-term capital appreciation, because we intend to acquire real estate assets that offer appreciation potential while balancing the objective of preserving your capital.

•	You seek to diversify your portfolio by allocating a portion of your portfolio to a long-term investment in an entity that invests primarily in commercial real estate.

•	You are able to hold your investment in our shares as a long-term investment due to the absence of a liquid market for our shares.

Determination of Your Suitability as an Investor

IREIC, our dealer manager and each soliciting dealer will make reasonable efforts to determine that you satisfy the suitability standards set forth herein and that an investment in our common stock is an appropriate investment for you. The soliciting dealers must determine whether you can reasonably benefit from this investment. In making this determination, the soliciting dealers will consider whether:

•	you have the capability of understanding fundamental aspects of our business based on your employment experience, education, access to advice from qualified sources such as attorneys, accountants and tax advisors and prior experience with investments of a similar nature;

•	you have an apparent understanding of:

•	the fundamental risks and possible financial hazards of this type of investment;

•	the fact that shares of our common stock cannot be readily sold;

•	the role of our Business Manager in directing or managing your investment in us; and

•	the tax consequences of your investment; and

•	you have the financial capability to invest in our common stock.

By executing the subscription agreement, each soliciting dealer acknowledges that it has determined that an investment in our common stock is suitable for you. Each soliciting dealer is required to represent and warrant that it has complied with all applicable laws in determining the suitability of our common stock as an investment for you.

Compensation We Pay For the Sale of Our Shares

Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class C Shares)

Except for the special sales or volume discounts described later in this section, we will pay the dealer manager selling commissions of $1.75 per share, or 7.0% of the gross offering proceeds, for Class A Shares sold in the primary offering, and $0.35 per share, or approximately 1.5% of the gross offering proceeds, for Class C Shares sold in the primary offering. Reduced selling commissions will be paid with respect to certain volume discount sales of Class A Shares. See “— Volume Discounts” below for more detailed information on the volume discount sales and applicable restrictions. The dealer manager anticipates reallowing (paying) the full amount of the selling commissions to participating soliciting dealers as compensation for their services in soliciting and obtaining subscriptions. Except for certain special sales as described later in this section, we will pay a dealer manager fee of $0.75 per Class A Share and $0.71 per Class C Share, or, in each case, approximately 3.0% of the price per share, to the dealer manager for marketing the shares in connection with the primary offering, which includes coordinating the marketing of the shares with any participating soliciting dealers. The dealer manager may, in its discretion, reallow (pay) up to 1.5% of the price per share, out of this dealer manager fee, to participating soliciting dealers.

We expect our dealer manager to utilize two distribution channels to sell our shares, FINRA-registered broker-dealers and non-FINRA registered investment advisory representatives. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price generally will be $25.00 per Class A Share and $23.56 per Class C share. Selling commissions and dealer manager fees generally will be paid in connection with such sales as set forth in the table below. In the event of the sale of Class A Shares and Class C Shares in our primary offering through an investment advisory representative, the purchase price for such shares will be $23.25 per share and $23.21 per share, respectively, reflecting the fact that we will not pay our dealer manager the 7.0% selling commission on Class A Shares and the 1.5% selling commission on Class C Shares, as described in more detail below. All such sales must be made through a registered broker-dealer of record.

The maximum amount of all items of compensation we may pay to Inland Securities and the soliciting dealers is set forth in the table below. For a complete description of these fees, see “Compensation Table.” This table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Dealer Manager and Soliciting Dealer Compensation

	Maximum Aggregate(1)		Percent of the Gross Offering Proceeds Raised From Sales of Respective Share Class
Class A Shares
Selling Commission	$14,000,000		7.00%
Dealer Manager Fee	$6,000,000		3.00%
Class C Shares
Selling Commission	$750,000		1.50%
Distribution and Stockholder Servicing Fees	—	(2)	— (2)
Dealer Manager Fee	$1,500,000		3.00%

(1)	The maximum aggregate compensation assumes that 80% and 20% of the shares sold in the primary offering are Class A and Class C Shares, respectively.
(2)	The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase. We will cease paying the distribution and stockholder servicing fee with respect to the Class C Shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee. If $250 million in shares (consisting of $200.0 million in Class A Shares, at $25.00 per share, and $50 million in Class C Shares, at $23.56 per share) is sold in the offering, then the maximum amount of distribution and stockholder servicing fees payable to the dealer manager is estimated to be $2.75 million, before the 10% underwriting compensation limit is reached. These estimates will change if more or less of the actual allocation of Class A and Class C Shares differs from our estimate.

In no event will the amount we pay to FINRA members, including selling commissions, the dealer manager fee and the distribution and stockholder servicing fees, exceed FINRA’s 10% cap on underwriting compensation. All amounts deemed to be “underwriting compensation” by FINRA will be subject to FINRA’s 10% cap. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating soliciting dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine, or tickets to a sporting event. In no event will these items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achieving a particular sales target. The value of these items will be considered underwriting compensation in connection with this Offering

In connection with the minimum offering and FINRA’s 10% cap, our dealer manager will advance all the fixed expenses, including, but not limited to, wholesaling salaries, salaries of dual employees allocated to wholesaling activities, and other fixed expenses (including, but not limited to, wholesaling expense reimbursements and the dealer manager’s legal costs associated with filing the offering with FINRA), that are required to be included within FINRA’s 10% cap to ensure that the aggregate underwriting compensation paid in connection with the offering does not exceed FINRA’s 10% cap. Also, our dealer manager will repay to us any compensation over FINRA’s 10% cap if the offering is abruptly terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds.

We will not pay selling commissions or dealer manager fees in connection with the following special sales of Class A Shares:

•	the sale of Class A Shares as compensation for services by IREIC or any of its directors, officers, employees or affiliates and certain other related parties;

•	the purchase of Class A Shares by each of Inland Securities or any of its or our directors, officers, employees or affiliates or the directors, officers and employees of its affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), for $22.50 per share; and

•	the purchase of common stock under our distribution reinvestment plan.

We will not pay selling commissions, but will pay the dealer manager fee, in connection with the following special sales of Class A Shares:

•	the purchase of Class A Shares by each soliciting dealer and any of their respective directors, officers, employees or affiliates who request and are entitled to purchase Class A Shares net of selling commissions for $23.25 per share;

•	the sale of Class A Shares through certain registered investment advisors that are affiliated with a participating soliciting dealer;

•	the sale of Class A Shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature; and

•	the Class A Shares credited to an investor as a result of a volume discount.

In each of the four types of special sales specified directly above, a $0.75 per share, or approximately 3.0%, dealer manager fee will be paid by us to Inland Securities, which may then reallow (pay) 1.5% of the price per share, out of the dealer manager fee, to the participating soliciting dealer. Neither Inland Securities nor its affiliates will compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in us. However, in the case of special sales of Class A Shares to investors through certain registered investment advisors that are affiliated with a participating soliciting dealer or for investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature, a $0.75 per share, or approximately 3.0%, dealer manager fee will only be paid by us in cases where the registered investment adviser is affiliated with a participating soliciting dealer that is a party to a soliciting dealer agreement with Inland Securities, and Inland Securities may then reallow (pay) 1.5% of the price per share, out of the dealer manager fee, to the participating soliciting dealer entity with which the registered investment adviser is affiliated. In the case of special sales of Class A Shares to investors through certain registered investment advisors that are not affiliated with a participating soliciting dealer and whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature, a $0.375 per share, or approximately 1.5%, dealer manager fee will be paid by us to Inland Securities.

All purchases of common stock by our dealer manager or any soliciting dealer must be made in accordance with FINRA regulations, including without limitation Rule 5130. We expect that these purchases, if any, will be made for investment purposes only.

We may not pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to advise you to purchase shares of our common stock. A registered broker- dealer or other properly licensed person may, however, earn a sales commission in connection with a sale of the common stock.

We will not pay any registered investment advisory fees in connection with any purchase by you of our common stock.

Distribution and Stockholder Servicing Fee (Class C Shares Only)

In addition, our dealer manager will receive a distribution and stockholder servicing fee of 1.0% per annum of the purchase price per share (or, once reported, the amount of our estimated value per share) for our Class C Shares purchased. The distribution and stockholder servicing fee will accrue daily and be paid quarterly in arrears. Our dealer manager will reallow (pay) the entire amount of the ongoing distribution and stockholder servicing fee to the soliciting dealer who initially sold the Class C Shares to a stockholder or, if applicable, to a subsequent broker-dealer of record of the Class C Shares so long as the subsequent broker-dealer is party to a soliciting dealer agreement, or servicing agreement, with the dealer manager that provides for such reallowance.

We will cease paying the distribution and stockholder servicing fee with respect to the Class C shares sold in this offering on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class C Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and stockholder servicing fee.

Our dealer manager will reallow (pay) to soliciting dealers 100% of the distribution and stockholder servicing fee in connection with the distribution of the shares of our Class C common stock.

Volume Discounts (Class A Shares Only)

We are offering volume discounts to single purchasers who purchase more than $500,000 worth of Class A Shares through the same soliciting dealer, reducing the reallowable $1.75 per share, or 7.0%, selling commission payable in connection with the purchase of those shares. Volume discounts are not applicable to Class C Shares or shares purchased pursuant to our distribution reinvestment plan. Specifically, the per share purchase price will apply to the specific range of each share purchased in the total volume ranges in the schedule set forth below. Any reduction in the amount of the selling commissions will be credited to the investor in the form of additional Class A Shares, by reducing the purchase price per share payable by the investor, as follows:

Amount of Purchaser’s Investment		Purchase Price per Class A Share in Volume Discount Range	Maximum Reallowable Commission Per Class A Share
From	To
$0	$500,000	$25.00	7.0%
$500,001	$1,000,000	$24.75	6.0%
$1,000,001	$2,000,000	$24.50	5.0%
$2,000,001	$3,000,000	$24.25	4.0%
$3,000,001	$4,000,000	$24.00	3.0%
$4,000,001	$5,000,000	$23.75	2.0%
$5,000,001	and over	$23.50	1.0%

As an example, a single purchaser who invests $1,250,000 in shares would receive 50,406 shares rather than 50,000 shares. The discount would be calculated as follows: for the first $500,000 invested, the purchaser would acquire 20,000 shares at a cost of $25.00 per share (selling commissions of 7.0%); for the next $500,000 invested, the purchaser would acquire 20,202 shares at a cost of $24.75 per share (selling commissions of 6.0%); and for the last $250,000 invested, the purchaser would acquire 10,204 shares at a cost of $24.50 per share (selling commissions of 5.0%).

Some purchases may be combined for the purpose of qualifying for a volume discount and for determining commissions payable to the dealer manager or the soliciting dealers, so long as all the combined purchases are made through the same soliciting dealer. The following are the types of purchases that may be combined for these purposes.

•	Purchases by a “single purchaser” may be combined, so long as all the combined purchases are made through the same soliciting dealer. The amount of total commissions thus computed will be apportioned pro rata among the individual orders on the basis of the respective amounts of the orders being combined. As used herein, the term “single purchaser” will include:

•	any person or entity, or persons or entities, acquiring shares as joint purchasers;

•	all profit-sharing, pension and other retirement trusts maintained by a given corporation, partnership or other entity;

•	all funds and foundations maintained by a given corporation, partnership or other entity;

•	all profit-sharing, pension and other retirement trusts and all funds or foundations over which a designated bank or other trustee, person or entity exercises discretionary authority with respect to an investment in our company; and

•	any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered under the Investment Advisers Act of 1940, as amended.

•	Purchases by individuals within a “primary household group” also will be combined with other purchases by you and will be combined with other purchases of common stock to be held as a joint tenant or as tenants-in-common by you with others for purposes of computing amounts invested. For these purposes, a “primary household group” includes you, your spouse or “domestic or life partner” and all of your unmarried children under the age of 21. For primary household group purposes, “domestic or life partners” means any two unmarried same-sex or opposite-sex individuals who are unrelated by blood, maintain a shared primary residence or home address, and have joint property or other insurable interests.

•	Purchases by entities required to pay U.S. federal income tax that are combined with purchases by other entities not required to pay U.S. federal income tax for purposes of computing amounts invested if investment decisions are made by the same person may have tax consequences, and your tax advisor should be consulted prior to making the decision to combine. If the investment decisions are made by an independent investment adviser, that investment adviser may not have any direct or indirect beneficial interest in any of the entities not required to pay U.S. federal income tax whose purchases are sought to be combined.

•	Subscriptions made in this and any subsequent offering will be combined with other subscriptions in this and any subsequent offering for the purposes of computing amounts invested.

You must mark the “Additional Investment” space in Section A of the subscription agreement and provide a Letter of Instruction to identify the accounts to be combined, in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space or fail to provide a Letter of Instruction.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common stock to be credited to you as a result of such combined purchases will be credited on a pro rata basis, unless otherwise directed by you. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional Class A Shares to be credited as a result of the combined purchases will be credited to the last purchase made, unless we are otherwise directed in writing at the time of the submission. However, the additional Class A Shares to be credited to any entities not required to pay U.S. federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis based on the amount of the investment of each entity not required to pay U.S. federal income tax and their combined purchases.

Notwithstanding the preceding paragraphs, you may not receive a volume discount greater than 5% on any purchase of Class A Shares if you already own, or may be deemed to already own, any Class A Shares. This restriction will limit the amount of the volume discount available to you after your initial purchase and the amount of additional Class A Shares that you may be credited as a result of combining purchases.

In the case of subsequent investments or combined investments, a volume discount will be given only on the portion of the subsequent or combined investment that caused the investment to qualify for a volume discount. For example, if you are investing $150,000 with us today, but had previously invested $400,000, these amounts can be combined to qualify for a volume discount by purchasing $100,000 at $25.00 per share and $50,000 at $24.75 per share.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;

•	all purchasers of the shares must be informed of the availability of quantity discounts;

•	the same volume discounts must be allowed to all purchasers of shares which are part of the offering;

•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;

•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and

•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Indemnification

We have agreed to indemnify the dealer manager and the participating soliciting dealers against liabilities, including liabilities under the Securities Act if one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee and a court of competent jurisdiction has approved indemnification of the litigation costs; or

•	the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court has approved indemnification of the litigation costs; or

•	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and approves indemnification of the settlement and related costs after being advised of the position of the Securities and Exchange Commission and the published opinions of any state securities regulatory authority in which our common stock was offered and sold respecting the availability or propriety of indemnification for securities law violations. The soliciting dealer will be required to indemnify us and our Business Manager against such liabilities.

In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and, therefore, unenforceable. The dealer manager and each of the participating soliciting dealers may be deemed to be an “underwriter” as that term is defined in the Securities Act.

HOW TO SUBSCRIBE

Investors who meet the suitability standards described herein may purchase shares of common stock. See “Suitability Standards” and “Plan of Distribution — Determination of Your Suitability as an Investor,” above, for the suitability standards. Investors who want to purchase shares must proceed as follows:

•	Read the entire prospectus, any appendices and supplement(s), accompanying the prospectus.

•	Complete the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing the agreement, is included in the prospectus as Appendix C-1.

•	Deliver a check for the full purchase price of the shares being subscribed for, payable to “UMB Bank, Escrow Agent for Inland Retail Properties Trust V, Inc.,” or a recognizable contraction or abbreviation thereof. After we sell the minimum offering amount, you may be instructed to pay for your shares by delivering a check for the full purchase price of the shares payable to “Inland Retail Properties Trust V, Inc.” If you are qualified to participate in this offering, for administrative convenience, the proceeds from your subscription will be deposited in a segregated escrow account with the escrow agent, UMB Bank, N.A., 1010 Grand Boulevard, Kansas City, Missouri, pending release to us. The monies contained in the escrow account will not be commingled with any other funds. Subject to us selling the minimum amount, subscription proceeds are expected to be released to us as subscriptions are accepted. We will accept or reject subscriptions within ten days after we receive them. The name of your soliciting dealer appears on your subscription agreement.

•	By executing the subscription agreement and paying the total purchase price for the shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

A sale of the shares may not be completed until at least five business days after the subscriber receives the final prospectus, as supplemented. Within ten days, and generally within 24 hours, of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within 10 days after we received it.

An approved trustee must process through, and forward to, us subscriptions made through individual retirement accounts, Keogh plans and 401(k) plans. In the case of individual retirement accounts, Keogh plans and 401(k) plan stockholders, we will send the confirmation to the trustee.

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. This option, however, is not available to residents of the State of Louisiana. If you would like to place a transfer on death designation on your shares, you must complete a transfer on death form (in the form attached as Appendix C-2 to this prospectus).

SALES LITERATURE

In addition to, and apart from, this prospectus, we may use certain supplemental sales material in this offering. This material may consist of a brochure describing our Business Manager and its affiliates and our investment objectives. The material also may contain pictures and summary descriptions of real estate assets similar to those we intend to acquire that entities organized and sponsored by IREIC previously have acquired. This material also may include audiovisual materials and taped presentations highlighting and explaining various features of the offering, real estate assets of prior real estate programs and real estate investments in general, and articles and publications concerning real estate. Business reply cards, introductory letters and seminar invitation forms may be sent to the FINRA members designated by Inland Securities and prospective investors. No person has been authorized to prepare for, or furnish to, a prospective investor any sales literature other than that described herein and “tombstone” newspaper advertisements or solicitations of interest that are limited to identifying the offering and the location of sources of further information.

The use of any sales materials is conditioned upon filing with and, if required, clearance by appropriate regulatory agencies. Clearance (if provided), however, does not indicate that the regulatory agency allowing the use of the materials has passed on the merits of the offering or the adequacy or accuracy of the materials.

This offering is made only by means of this prospectus. Except as described herein, we have not authorized the use of other supplemental literature or sales material in connection with this offering.

ELECTRONIC DELIVERY OF DOCUMENTS

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, collectively “documents,” electronically by sending us instructions in writing in a form acceptable to us to receive such documents electronically. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet web site. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

DISTRIBUTION REINVESTMENT PLAN AND SHARE REPURCHASE PROGRAM

Distribution Reinvestment Plan

Our distribution reinvestment plan provides our stockholders with an opportunity to purchase additional shares of common stock by reinvesting cash distributions. Stockholders who elect to participate in the distribution reinvestment plan will authorize us to reinvest distributions on all or a portion of their shares to purchase additional shares of common stock, including fractional shares. Purchasers must be in the same class as the shares for which such stockholder received distributions that are being reinvested. A participant will not be able to acquire common stock under the program if the purchase will cause him or her to exceed the 9.8% ownership limits or will violate any of the other share ownership restrictions imposed by our charter. Because our charter provides that we may not issue certificates representing shares of our common stock unless expressly authorized by our board of directors, the shares of our common stock purchased through our distribution reinvestment plan typically will be issued only in book entry form.

We are able to offer shares through our distribution reinvestment plan at prices below the offering price in our primary offering because of a decrease in costs associated with these issuances. Common stock will be purchased under the distribution reinvestment plan on the applicable payment date for the distribution used to purchase the common stock. Distributions, if any, on common stock acquired under the distribution reinvestment plan will be paid at the same time that distributions are paid on common stock purchased outside the plan.

DST Systems, Inc., or DST, will serve as the plan administrator. DST will administer the plan, keep records and, as soon as practicable after each distribution payment date, provide each participant with a summary statement of his or her reinvestment account.

Any stockholder who has received a copy of this prospectus and has shares registered in his or her name is eligible to participate in the distribution reinvestment plan; participation in this plan is not a requirement. Stockholders who own shares not registered in their name (e.g., registered in the name of a bank or trustee holding shares of common stock on their behalf) should consult with the entity holding their shares to determine if it can enroll directly in the plan. If the entity cannot enroll directly, the stockholder should register the required number of shares directly in his or her name to enroll in the plan. We do not expect to distribute a separate prospectus relating solely to the distribution reinvestment plan prior to the termination of the offering; instead, we distribute copies of this prospectus, as supplemented or amended from time-to-time. Following the termination of our primary offerings, we intend to separately register the shares reserved for issuance under the distribution reinvestment plan on a registration statement on Form S-3 or other appropriate form. Prospective enrollees will then receive a copy of the prospectus included in that registration statement.

Stockholders who are eligible to participate in the plan may join the plan at any time by properly completing the appropriate section of the subscription agreement. By signing the subscription agreement, stockholders certify that they have received and read a copy of this prospectus and agree to abide by the terms and conditions of the distribution reinvestment plan. A stockholder may enroll all, or less than all, of the shares registered in his or her name. If the stockholder’s subscription agreement is received by the administrator prior to or on a record date, reinvestment of distributions will begin with that distribution payment date for that record date. Distribution and voting rights as to any purchased shares typically commence on the applicable distribution payment date. Once enrolled in the plan, a stockholder may change his or her reinvestment options at any time by submitting an election form at least five days prior to a distribution payment date.

If we declare a distribution, participants in the distribution reinvestment plan will be able to use distributions paid by us to purchase shares at a fixed price of $23.75 per Class A Share and $22.38 per Class C Share until the earlier of:

•	the change of the public offering price per share of common stock in a public “reasonable best efforts” offering of our common stock from $25.00 per Class A Share and $23.56 per Class C Share, if there is a change; and

•	termination of any “reasonable best efforts” public offering of our common stock, unless followed by a subsequent “reasonable best efforts” public offering.

After the termination of all “reasonable best efforts” public offerings of our common stock, participants may acquire our shares at a price equal to 95% of the “market price” of a share of our common stock on the date of purchase until the shares become listed for trading on a national securities exchange (referred to herein as a “liquidity event”). For purposes of this plan, “market price” means, prior to a liquidity event, either (1) the last price at which shares were offered by us in a “reasonable best efforts” public offering of our shares or (2) the estimated value of our shares as determined by an independent third party firm that we have chosen for that purpose, if this estimate is not equal to the last price at which shares were offered by us in a “reasonable best efforts” public offering. Assuming that we have not terminated or suspended the plan, if a liquidity event occurs, participants will be able to purchase shares at a price equal to 100% of the average daily open and close price per share, as reported by the national securities exchange on which our shares are listed, on the distribution payment date.

The number of shares purchased for each participant will depend upon the aggregate amount of his or her cash distributions and the purchase price per share, as described above. We will not purchase shares of common stock for participants under the plan to the extent that the purchase will cause the participant to own or control more than 9.8% in value of our outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of our shares, without the prior approval of our board of directors.

Class C Shares purchased through the distribution reinvestment plan will not be subject to the ongoing distribution and stockholder servicing fee.

Participants may terminate their participation in the plan at any time. A participant must notify the plan administrator in order to terminate participation in the plan. However, we reserve the right to terminate the enrollment of any participant who has caused undue expenses under the plan. We will send the stockholder a check for any distributions earned subsequent to the effective date of termination.

We may amend, suspend or terminate the plan at any time, for any reason, including changing the purchase price of shares issued under the plan, without the prior consent of, stockholders. In the event that we amend, suspend or terminate the distribution reinvestment plan, however, we will send participants notice of the change at least ten days prior to the change, and we will disclose the change in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Neither we nor any affiliates of IREIC, including the dealer manager, receive a fee for selling shares through the distribution reinvestment plan. We do not warrant or guarantee that participants will acquire shares at the lowest possible price through the plan.

See “Material U.S. Federal Income Tax Consequences — Other Tax Considerations — Distribution Reinvestment Plan” for a discussion regarding tax effects of participating in the plan.

Share Repurchase Program (Class A and Class C Shares)

The share repurchase program is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us. The terms under which we may repurchase shares may differ between repurchases upon the death or “qualifying disability” of a stockholder (referred to herein as “exceptional repurchases”) and all other repurchases (referred to herein as “ordinary repurchases”).

Repurchase Price. Subject to certain restrictions discussed below, we may make ordinary repurchases, from time to time, at the following prices, with respect to both Class A Shares and Class C Shares:

•	95% of the share price for stockholders who have owned their shares continuously for at least one years, but less than two years;

•	97.5% of the share price for stockholders who have owned their shares continuously for at least two years, but less than three years; and

•	100% of the share price for stockholders who have owned their shares continuously for at least three years.

In the case of exceptional repurchases, with respect to both Class A Shares and Class C Shares, we may repurchase shares at a repurchase price equal to 100% of the share price.

For purposes of the share repurchase program, “share price” has the following meaning:

(A)	prior to the date that we first disclose an estimated value per share that is not based solely on the offering price of the shares in this primary offering, referred to herein as the “valuation date,” the share price will be equal to the offering price of our shares in this primary offering, which is referred to herein as the “offering price.” However, if we have sold properties or other assets, and our board has approved, and we subsequently have made, one or more special distributions of net proceeds to stockholders of all or a portion of the net proceeds from the sales, the share price prior to the valuation date will be equal to the offering price less the amount of net sale proceeds per share that constitute a return of capital distributed to stockholders as a result of the sales. Further, in the event that the stockholder requesting repurchase purchased his, her or its shares from us at a price that was less than the offering price, including at a discounted price through the distribution reinvestment plan, the share price applicable to those shares prior to the valuation date will be equal to the per share price paid by that stockholder for those shares requested to be repurchased, further reduced, if applicable, by distributions of net sales proceeds, as set forth in the preceding sentence; and

(B)	after the valuation date, the share price will be equal to the lesser of: (1) the share price determined in paragraph (A) above; or (2) the most recently disclosed estimated value per share, as determined by an independent third party firm that we have chosen for that purpose.

For example, under the program, if a stockholder has purchased Class A Shares for $25.00 per share in our current primary offering and requests the repurchase of those Class A Shares before we have disclosed an estimated value per share that is not based solely on that purchase price, we may repurchase those Class A Shares at the following prices: $23.75 if the shares have been owned continuously for at least one year, but less than two years; $24.38 if the shares have been owned continuously for at least two years but less than three, and $25.00 if the shares have been owned continuously for at least three years. Under the same example, if the stockholder is deceased, we will repurchase the shares for $25.00 per share.

Ordinary Repurchases. In the case of ordinary repurchases, we may repurchase shares beneficially owned by a stockholder continuously for at least one year. However, in the event a stockholder is having all his or her shares repurchased, our board may waive the one-year holding requirement for shares originally purchased under our distribution reinvestment plan. We may make ordinary repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our distribution reinvestment plan during that month to make ordinary repurchases; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we will limit the number of shares repurchased during any calendar year to 5% of the number of Class A Shares and Class C Shares outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose ordinary repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request.

Exceptional Repurchases. We are authorized to use any funds to make exceptional repurchases. In addition, there is no one-year holding period applicable to exceptional repurchases. With respect to any exceptional repurchases, we must receive the repurchase request within one year after the death or qualifying disability of the stockholder. If persons are joint registered holders of shares, the request to repurchase the shares may be made if either of the registered holders dies or becomes disabled. If the stockholder is not a natural person, such as a partnership, corporation or other similar entity, the right to an exceptional repurchase does not apply.

In the case of exceptional repurchases upon the death of a stockholder, we may repurchase shares upon the death of a stockholder who is a natural person, including shares held by the stockholder through a trust, or an IRA or other retirement or profit-sharing plan, after receiving a written request from: (1) the estate of the beneficial owner; (2) the recipient of the shares through bequest or inheritance, even where the recipient subsequently registered the shares in his or her own name; or (3) in the case of the death of a beneficial owner who purchased shares and held those shares through a trust, the beneficiary of the trust, even where the beneficiary subsequently registered the shares in his or her own name, or, with respect to a revocable grantor trust, the trustee of that trust.

In order for a disability to entitle a stockholder to qualify for an exceptional repurchase upon a disability (i.e. to be a “qualifying disability”): (1) the stockholder would have to receive a determination of disability arising after the date the stockholder acquired the shares to be repurchased; and (2) the determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive, which we refer to as the applicable governmental agencies. The applicable governmental agencies would be limited to the following: (a) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security

Administration; (b) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System, or CSRS, then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (c) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to qualify for an exceptional repurchase. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits; and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not entitle a stockholder to qualify for an exceptional repurchase, except in the limited circumstances when the stockholder would be awarded disability benefits by the other applicable governmental agencies described above.

General. To request repurchase, the stockholder must submit a repurchase request at least five days prior to the repurchase date. The repurchase request form is available on our website, www.InlandretailtrustV.com, and also may be obtained by calling (800) 826-8228. The request must state the name of the person/entity who owns the shares and the number of shares to be repurchased, and must be properly executed. In the case of a request for an exceptional repurchase upon the death of a stockholder, the request also must include evidence of the death of the stockholder (which includes the date of death). In the case of a request for an exceptional repurchase upon a disability, the request also must include both the stockholder’s initial application for disability benefits and documentation issued by the governmental agency demonstrating an award of the disability benefits. The stockholder must notify us in writing if the stockholder wishes to withdraw a pending request to have shares repurchased. We will not repurchase that stockholder’s shares so long as we receive the written request to withdraw at least five days prior to the repurchase date. We will effect all repurchases on the last business day of the calendar month or any other business day that may be established by the board. Following the repurchase, we will send the requesting party the cash proceeds of the repurchase.

All shares requested to be repurchased must be beneficially owned by the stockholder of record making the request, or the party presenting the shares must be authorized to do so by the owner of record of the shares or as otherwise described herein. Further, the program is only available to those stockholders who purchased their shares from us or received the shares through a non-cash transaction, not in the secondary market. All shares presented for repurchase must be fully transferable and not subject to any liens or encumbrances, and in certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

The share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. In the event that we amend, suspend or terminate the share repurchase program, however, we will send stockholders notice of the change at least 30 days prior to the change, and we will disclose the change in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Further, our board reserves the right in its sole discretion at any time and from time to time to reject any requests for repurchases. See “Risk Factors — Risks Related to the Offering” for additional discussion regarding the amendment of our share repurchase program.

Shares we purchase under the share repurchase program will be canceled, and will have the status of authorized but unissued shares. The repurchased shares will not be reissued unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with exemptions from the registration provisions contained in these laws.

We may appoint a repurchase agent to effect all repurchases of shares and to disburse funds to the stockholders in accordance with the share repurchase program. The repurchase agent will perform all recordkeeping and administrative functions involved in the program, and we will bear all costs involved in organizing, administering and maintaining the program. No fees will be paid to IREIC, our Business Manager, our directors or any of their affiliates in connection with the repurchase of shares by us pursuant to the share repurchase program. See “Material U.S. Federal Income Tax Consequences — Other Tax Considerations — Share Repurchase Program” for a discussion regarding tax effects of participating in the plan.

INVESTMENTS THROUGH IRA ACCOUNTS

First Trust Company of Onaga, or FTCO, has agreed to act as an IRA custodian for investors of our common stock electing to hold their investment in a Traditional, ROTH or SEP IRA, or FTCO IRA. Enrollment forms must be submitted directly to FTCO in order to open a FTCO IRA.

For any FTCO IRA accountholder that makes an initial investment equal to or greater than $10,000, FTCO will waive the FTCO IRA account set-up fee, and we will pay the initial 12-month account maintenance fee. Each accountholder will be responsible for paying subsequent account maintenance fees charged by FTCO. Our payment of the initial 12-month account maintenance fee will be treated as a purchase price adjustment for our shares and will result in a lower tax basis in the shares purchased.

Further information about custodial services can be found on our website at www.InlandretailtrustV.com, or may be obtained by calling (800) 826-8228. For additional information and forms regarding the establishment of a FTCO IRA account, please contact FTCO by phone at 1-800-521-9897 (customer service) or by visiting its web site at www.ftconaga.com.

REPORTS TO STOCKHOLDERS

Our Business Manager will keep, or cause to be kept, full and true books of account on an accrual basis of accounting, in accordance with GAAP. All of these books of account, together with a copy of our charter, will at all times be maintained at our principal office, and are open to inspection, examination and duplication at reasonable times by the stockholders or their agents.

We will send an annual report to each stockholder within 120 days following the close of each fiscal year. Each annual report will contain:

•	audited income statements and balance sheets for the previous three and two years, respectively, or the period of time we have been operating if less, all prepared in accordance with SEC rules and regulations governing the preparation of financial statements;

•	if applicable, the ratio of the costs of raising capital during the period to the capital raised;

•	the aggregate amount of fees paid to IREIC and its affiliates including our Business Manager, our Real Estate Managers and IREA, including fees or charges paid to IREIC and its affiliates by third parties doing business with us;

•	our total operating expenses, stated as a percentage of the average assets and as a percentage of net income for the most recently completed fiscal year;

•	a report from the independent directors that the policies we follow are in the best interests of our stockholders in the aggregate and the basis for their determination; and

•	separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us, our directors, IREIC and its affiliates including our Business Manager, our Real Estate Managers and IREA, occurring in the most recently completed fiscal year. Our independent directors must examine and comment on the fairness of these transactions.

Our directors, including the independent directors, will be required to take reasonable steps to ensure that the annual report requirements set forth above are satisfied.

Further, we will supplement this prospectus to describe any material assets that we acquire or propose to acquire during the course of this offering.

We will submit appropriate tax information to the stockholders within 31 days following the end of each fiscal year but we will not provide a specific reconciliation between GAAP and income tax information to the stockholders. However, the reconciling information is available in our office for inspection and review by any interested stockholder. We will also provide each stockholder with an individual report on his or her investment, including the purchase date(s), purchase price and number of shares owned, as well as the dates of distribution and amounts of distributions received during the prior fiscal year. This individual statement includes any purchases of shares under the distribution reinvestment plan. Stockholders requiring reports on a more frequent basis may request these reports. We will make every reasonable effort to supply more frequent reports, as requested, but we may, at our sole discretion, require payment of an administrative charge either directly by the stockholder, or through pre-authorized deductions from distributions payable to the stockholder making the request.

PRIVACY POLICY NOTICE

To help you understand how we protect your personal information, we have included our Privacy Policy Notice as Appendix D to this prospectus. This notice describes our current privacy policy and practices. Should you decide to establish or continue a stockholder relationship with us, we will advise you of our policy and practices at least once annually, as required by law.

RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into agreements to pay IREIC and its affiliates including, but not limited to, our Business Manager and our Real Estate Managers certain fees or other compensation for providing services to us. These arrangements were not determined by arm’s-length negotiations. In those instances in which there are maximum amounts or ceilings on the compensation which may be received, IREIC and its affiliates including our Business Manager and our Real Estate Managers may not recover any excess amounts for those services by reclassifying them under a different compensation or fee category. A detailed discussion of the material terms of our agreements with our Business Manager, our Real Estate Managers and other affiliates of IREIC is set forth under “Management,” above.

On December 23, 2013, we issued 8,000 shares of our common stock for $25.00 per share, or an aggregate purchase price of $200,000, to IREIC, our sponsor, in connection with our formation and our board of directors approved the issuance. No sales commission or other consideration was paid in connection with the sale. These 8,000 shares will be converted into Class A Shares upon the filing of our Articles of Amendment and Restatement.

LEGAL MATTERS

Venable LLP, Baltimore, Maryland, has passed upon the legality of the common stock and Proskauer Rose LLP, New York, NY, has passed upon legal matters in connection with our status as a REIT. Proskauer Rose LLP will rely on the opinion of Venable LLP as to all matters of Maryland law. Neither Venable LLP nor Proskauer Rose LLP purports to represent our stockholders or potential investors, who should consult their own counsel.

EXPERTS

The consolidated balance sheet of Inland Retail Properties Trust V, Inc. and subsidiary, as of December 31, 2013, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the period December 19, 2013 (inception) to December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are filing a registration statement on Form S-11 with the SEC in connection with our initial public offering. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and all of its exhibits, certificates and schedules. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

You can read our registration statement and our SEC filings over the Internet at www.sec.gov. You also may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 or e-mail at publicinfo@sec.gov for further information on the operation of the public reference facilities.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Inland Retail Properties Trust V, Inc.:

We have audited the accompanying consolidated balance sheet of Inland Retail Properties Trust V, Inc. and subsidiary (the Company) as of December 31, 2013, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the period December 19, 2013 (inception) to December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Retail Properties Trust V, Inc. and subsidiary as of December 31, 2013, and the results of their operations and their cash flows for the period December 19, 2013 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

March 19, 2014

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

CONSOLIDATED BALANCE SHEET

December 31, 2013

ASSETS
Cash and cash equivalents	$500,000
Deferred offering costs	496,053

Total assets	$996,053

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Accrued offering expenses	$324,752
Accounts payable	30,311
Due to affiliates	471,301

Total liabilities	826,364

Commitments and contingencies (Note 3)

Stockholder’s equity:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none outstanding	0
Common stock, $.001 par value, 400,000,000 shares authorized, 8,000 shares issued and outstanding	8
Additional paid in capital	199,992
Retained earnings (deficit)	(30,311)

Total stockholder’s equity	169,689

Total liabilities and stockholder’s equity	$996,053

See accompanying notes to consolidated financial statements.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

CONSOLIDATED STATEMENT OF OPERATIONS

For the period from December 19, 2013 (inception) through December 31, 2013

Organization costs	$30,311

Net loss	$30,311

See accompanying notes to consolidated financial statements.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

For the period from December 19, 2013 (inception) through December 31, 2013

	Number of Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Initial capital contribution	20,000	$8	$199,992	$—	$200,000
Net loss for the period from December 19, 2013 (inception) through December 31, 3013	—	—	—	(30,311)	(30,311)

Balance at December 31, 2013	20,000	$8	$199,992	$(30,311)	169,689

See accompanying notes to consolidated financial statements.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from December 19, 2013 (inception) through December 31, 2013

Cash flows from operating activities:
Net loss	$(30,311)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating liabilities:
Accounts payable	30,311

Net cash flows provided by operating activities	—

Cash flows provided by financing activities:
Capital contribution	200,000
Due to affiliates	300,000

Net cash flows provided by financing activities	500,000

Net increase in cash	500,000
Cash at beginning of period	—

Cash at end of period	$500,000

Supplemental Disclosure of Noncash Financing Activities:
Due to affiliates	$171,301
Deferred offering costs	(496,053)
Accrued offering expenses	324,752

$—

See accompanying notes to consolidated financial statements.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(1) Organization

Inland Retail Properties Trust V, Inc. (the “Company”) was formed on December 19, 2013 to acquire and manage a diversified portfolio of commercial retail real estate located in the United States and has not commenced operations. Effective March 14, 2014, the Company changed its name from “Inland Real Estate Income Trust II, Inc.” to “Inland Retail Properties Trust V, Inc.” Inland Real Estate Investment Corporation (the “Sponsor”) is the sole stockholder of the Company. The Business Management Agreement as contemplated in the proposed registration statement (the “Agreement”) provides for IRPT V Business Manager & Advisor, Inc. (the “Business Manager”), an affiliate of the Company, to be the Business Manager to the Company. The Company contemplates the sale of up to $250,000,000 of Class A and Class C common stock (“Shares”) at $25.00 and $23.56 per share, respectively, in an initial public offering (the “Offering”) to be registered with the Securities and Exchange Commission (the “Registration Statement”) and the issuance of up to $50 million of Class A Shares and Class C Shares at a purchase price of $23.75 and $22.38 per share, respectively, which may be distributed pursuant to the Company’s distribution reinvestment plan. No shares will be sold unless subscriptions for at least $2,000,000 (the minimum offering) have been obtained within one year after commencement of the Offering.

Upon the filing of the Company’s amended articles of incorporation, the Company’s common stock will be converted into two classes, consisting of 400,000,000 shares of authorized Class A common stock, $.001 par value per share, and 80,000,000 shares of authorized Class C common stock, $.001 par value per share. In addition, the Company will declare that each share of common stock that was issued and outstanding immediately prior to the effective date of the amendment will be changed into one issued and outstanding share of Class A common stock. As a result, the 8,000 shares of common stock that the Sponsor owns as of December 31, 2013 will be converted into 8,000 shares of Class A common stock.

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the year ending December 31, 2014 or the Company’s first year of material operations. In order to maintain the Company’s qualification as a REIT, the Company is required to, among other things, make aggregate annual distributions (other than capital gain dividends) to the Company’s stockholders of at least 90% of the Company’s annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid, and meet certain tests regarding the nature of the Company’s income and assets. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it meets certain criteria and distributes its REIT taxable income to its stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to (1) certain state and local taxes on its income, property or net worth, and (2) U.S. federal income and excise taxes on its undistributed income, if any income remains undistributed. The Company intends to operate in a manner that allows the Company to meet the requirements for taxation as a REIT, including creating taxable REIT subsidiaries to hold assets that generate income that would not be consistent with the rules applicable to qualification as a REIT if held directly by the REIT. If the Company were to fail to meet these requirements, it could be subject to U.S. federal income tax on the Company’s taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences and are attributable to (1) differences between the financial statement carrying amounts and their respective tax bases, and (2) net operating losses. A valuation allowance is

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

December 31, 2013

established for uncertainties relating to realization of deferred tax assets. As of December 31, 2013, the Company had a deferred tax asset of approximately $12,124 related to temporary differences for organizational costs realized by the Company which are capitalized for tax purposes, for which a valuation allowance was recorded in the same amount due to the uncertainty of realization.

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the offering to purchase additional shares from the Company by automatically reinvesting distributions through the distribution reinvestment plan (“DRP”), subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the dealer manager fee, and are made at a price of $23.75 per Class A Share and $22.38 per Class C Share.

The Company may purchase shares under the share repurchase program (“SRP”), if the Company chooses to repurchase them. Subject to funds being available, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. Funding for the SRP will come from proceeds that the Company receives from the distribution reinvestment plan.

The fiscal year-end of the Company is December 31.

(2) Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and require management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reported period. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company, as well as IRPT V Operating Partnership, L.P. (the “Operating Partnership”), of which the Company is the sole general partner.

Costs associated with the Offering are deferred and charged against the gross proceeds of the Offering upon closing. Formation and organizational costs of $30,311 were expensed as incurred.

Cash and cash equivalents are stated at cost, which approximates fair value.

(3) Transactions with Affiliates

The Company’s sponsor, Inland Real Estate Investment Corporation (the “Sponsor”), contributed $200,000 to the capital of the Company for which it received 8,000 shares of common stock. The Sponsor also advanced $300,000 in cash to the Company, which is included in due to affiliates, to partially fund formation, offering and organization costs.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

December 31, 2013

As of December 31, 2013, the Company had incurred $526,364 of offering and organization costs, of which $171,301 was paid by the Sponsor, and is included in due to affiliates. Pursuant to the terms of the Offering, unless the Company’s independent directors determine that the excess expenses are justified, the Business Manager will repay all offering and organization expenses (excluding sales commissions) in excess of 2.0% of the gross proceeds of the offering or all offering and organization expenses (including selling commissions) which together exceed 12.00% of gross offering proceeds. In the event that the minimum offering is not successful, an affiliate of the Business Manager will bear the related costs of the Offering.

The due to affiliates amount on the accompanying consolidated balance sheet represents non-interest bearing advances made by the Sponsor which will be repaid when the Company receives equity proceeds upon achieving the minimum offering.

As contemplated in the proposed registration statement, certain compensation and fees payable to the Business Manager and its affiliates for services to be provided to the Company are limited to maximum amounts, as follows:

Offering Stage

Selling commissions	The Company will pay Inland Securities Corporation, an affiliate of the Business Manager, 7.0% of the sale price for each Class A share sold and 1.5% of the sale price for each Class C share sold, all of which will be reallowed to participating dealers, subject to reduction for special sales and volume discounts.

Dealer manager fee	The Company will pay a dealer manager fee to Inland Securities Corporation equal to 3.0% per Class A and Class C shares. Up to 1.5% of this fee may be reallowed to participating dealers, subject to reduction for special sales.

Issuer costs	The Company will reimburse the Sponsor, its affiliates and third parties for costs and other expenses of the offering that they pay on the Company’s behalf, in an amount not to exceed 2.0% of the gross offering proceeds from shares sold in the primary offering.

Operational Stage

Acquisition expenses	The Company will reimburse the Business Manager, and Inland Real Estate Services LLC and Inland Real Estate Services II LLC (the “Real Estate Managers”), their affiliates, and third parties, for expenses paid on the Company’s behalf in connection with selecting, evaluating or acquiring real estate assets, regardless of whether the Company acquires the real estate assets.

Acquisition fees	The Company will pay the Business Manager or its affiliates a fee equal to 1.5% of the “contract purchase price” of each real estate asset.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

December 31, 2013

Operational Stage (continued)

Business management fees	The Company will pay the Business Manager an annual business management fee equal to up to 0.65% of its “average invested assets,” payable quarterly in an amount equal to 0.1625% of its average invested assets as of the last day of the immediately preceding quarter.

The Company will also reimburse the Business Manager or its affiliates, including the Sponsor, for all expenses that it or its affiliates pays or incurs on the Company’s behalf.

Real estate management fees, leasing fees and construction management fees	For each property that is managed by the “Real Estate Managers”, the Company will pay a monthly management fee of up to 1.9% of the gross income from any single-tenant, net-leased property, and up to 3.9% of the gross income from any other property type. The Real Estate Manager may reduce, in its sole discretion, the amount of the fee payable in connection with a particular property, subject to these limits. For each property that is managed directly by the Real Estate Manager or its affiliates, the Company will pay the Real Estate Manager a separate leasing fee based upon prevailing market rates applicable to the geographic market of that property. Further, in the event that the Company engages its Real Estate Manager to provide construction management services for a property, the Company will pay a separate construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project.

The Company also will reimburse the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses and benefits of persons performing services for the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who serve as an executive officer of the Real Estate Manager.

Reimbursable expenses for providing ancillary services	The Company will reimburse the Sponsor, the Business Manager and their respective affiliates for any expenses that they pay or incur in providing ancillary services to the Company, including the costs of salaries and benefits of persons employed by these entities and performing services for the Company.

Distribution and stockholder servicing fee	The Company will pay Inland Securities Corporation a fee of 1.0% per annum of the purchase price or estimated value per Class C share, all of which will be reallowed to the applicable soliciting dealers.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

December 31, 2013

Operational Stage (continued)

Subordinated management performance interest

In consideration for providing continuing services under the Business Management Agreement, the Business Manager will receive subordinated management performance interests in the Company’s Operating Partnership based on the annual Additional Total Return (as defined below) generated each year on the Class A shares and Class C shares. Additional Total Return will be equal to 15% of (1) the amount by which the per share distributions paid during the current calendar year exceed $1.50 for Class A shares or $1.41 for Class C shares, plus (2) the per share increase in the value of the Class A and Class C shares as of December 31 of the current year compared to the value of the shares on December 31 of the prior year, (3) multiplied by the number of Class A shares or Class C shares outstanding on December 31 of the current year.

Each year that the Company generates Additional Total Return, the Operating Partnership will issue to the Business Manager Class M-1 and Class M-2 Units equal to the quotient of the Additional Total Return on the applicable class of share for the current year divided by the value of the applicable class of share for the current year. The Business Manager will be entitled to receive distributions on the vested and unvested Class M-1 and Class M-2 Units at the same rate as distributions are paid on the Class A and Class C shares, respectively.

Class M-1 and M-2 Units are subject to forfeiture until such time as: (a) the value of the operating partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; and (b) any one of the following events occurs concurrently with or subsequently to achieving the economic hurdle described above: (i) a listing of the Company’s common stock on a national securities exchange; (ii) a transaction to which the Company or its operating partnership shall are party, as a result of which Class A Units and Class C Units or the Company’s common stock will be exchanged for, or converted into the right, or the holders of these securities will otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Business Management Agreement without cause or for managerial cause as defined in the Business Management Agreement as described herein. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated for any reason other than a termination without cause or for managerial cause. Any outstanding Class M-1 and Class M-2 Units will be forfeited immediately if the Business Management Agreement is terminated without cause by an affirmative vote of a majority of the Company’s independent directors before the economic hurdle described above has been met.

INLAND RETAIL PROPERTIES TRUST V, INC.

(A Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

December 31, 2013

After a Class M-1 or Class M-2 Unit is no longer subject to forfeiture as described in the previous paragraph, if the capital account attributable to such Class M-1 or Class M-2 Unit has been sufficiently adjusted pursuant to the special allocations described below in “— Allocations,” the Class M-1 or Class M-2 Unit will automatically convert into a Class A or Class C Unit, respectively.

Mortgage Financing Fee

If the Business Manager or its affiliates provides services in connection with the origination or refinancing of debt that is used to acquire properties or that is assumed in connection with the acquisition of properties, the Company will pay a fee equal to 1% of the amount of debt available or outstanding or assumed.

The services provided by the Company’s Business Manager, or its affiliates, in consideration for the Mortgage Financing Fee include, but are not limited to, contacting various lenders to obtain quotes and compiling the quotes, complete applications and rate locks, preparing due diligence documentation and insurance certificates, arranging site inspections, reviewing and negotiating loan documents and preparing internal closing statements.

Liquidation Stage

Real Estate Sales Commission	For substantial assistance in connection with the sale of properties, the Company will pay the Business Manager or its affiliates a real estate sales commission equal to an amount not to exceed the lesser of (i) one-half of the customary commission which are paid to a third party broker for the sale of a comparable property; (ii) 1% of the gross sales price of the property sold and, when added to all other real estate commissions paid to unaffiliated parties in connection with a sale, may not exceed the lesser of a competitive real estate commission or 3% of the gross sales price of the property.

Subordinated incentive participation

Upon a “triggering event,” Inland Retail Properties Trust V Special Limited Partner, LLC, a wholly-owned subsidiary of the Sponsor, will be entitled to receive a subordinated incentive participation in an amount equal to 15% of the amount by which: (1) the ‘liquidity amount” exceeds (2) the “aggregate invested capital”, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to the Company’s stockholders in order to pay them a 6.0% per annum cumulative, pre-tax non-compounded return on aggregate invested capital, all measured as of the Triggering Event, as defined below, referred to herein as the “required return.” If the Company has not satisfied the required return at the time of the applicable triggering event, the participation will be paid at the time that the Company has satisfied the required return.

As used herein, a “Triggering Event” means any sale of assets (excluding the sale of marketable securities), in which the net sales proceeds are specifically identified and distributed to stockholders, or any liquidity event, such as a listing or any merger, reorganization, business combination, share exchange or acquisition, in which stockholders receive cash or the securities of another issuer that are listed on a national securities exchange.

APPENDIX A

PRIOR PERFORMANCE TABLES

The following prior performance tables contain information concerning real estate programs sponsored by IREIC. This information has been summarized in narrative form under “Prior Performance of IREIC Affiliates” in the prospectus. The tables provide information on the performance of a number of programs. You can use the information to evaluate the experience of IREIC and its affiliates. The inclusion of these tables does not imply that we will make investments comparable to those reflected in the tables or that investors in our shares will experience returns comparable to those experienced in the programs referred to in these tables. If you purchase our shares, you will not acquire any ownership in any of the programs to which these tables relate. The tables consist of:

Table I	Experience in Raising and Investing Funds
Table III	Operating Results of Prior Programs
Table IV	Results of Completed Programs
Table V	Sales or Disposals of Properties

Upon written request, any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the SEC by any public program sponsored by any of the affiliated companies described below that has reported to the SEC within the last twenty-four months. For a reasonable fee, these affiliated companies will provide copies of any exhibits to such annual reports upon request.

Our investment objectives are to: (1) to preserve and protect our stockholders’ investments; (2) to acquire quality core commercial retail properties that generate, over time, sufficient cash flow from operations to fund sustainable and predictable distributions; and (3) to realize capital appreciation through the potential sale of our assets or other liquidity. The following programs have investment objectives similar to ours. Inland Real Estate Corporation, or “IRC,” Inland Retail Real Estate Trust, Inc., or “IRRETI,” Retail Properties of America, Inc., or “RPAI,” and “Inland Real Estate Income Trust, Inc., or “IREIT,” primarily invest in multi-tenant shopping centers. Inland American Real Estate Trust, Inc., or “Inland American,” and Inland Diversified Real Estate Trust, Inc., or “Inland Diversified,” primarily invest in several segments of real estate properties. Inland Opportunity Fund, L.L.C. and Inland Opportunity Fund II, L.L.C. were formed to acquire and develop, directly or through joint ventures or other common ownership entities with affiliated and unaffiliated parties, “value-added” and “development” assets.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(000’s omitted)

This Table sets forth a summary of the experience of the IREIC-sponsored prior real estate programs that have closed offerings since January 1, 2011 and that have similar or identical investment objectives to us. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2013.

	Inland Diversified Real Estate Trust, Inc.		Inland Opportunity Fund, L.L.C.
Number of programs:	1 Program	%	1 Program	%
Dollar amount offered	$5,000,000(A)		100,000
Dollar amount raised	1,139,579(B)	100.0	30,909	100.0
Length of offering	36 months(C)		18 months
Months to invest 90% of amount available for investment (measured from beginning of offering)	40 months (C)		N/A

NOTES TO TABLE I

(A)	This amount reflects the aggregate amount offered on a “reasonable best efforts” basis in the program’s initial offering. The amount does not reflect shares offered for distribution to stockholders participating in Inland Diversified’s distribution reinvestment plan.
(B)	These figures are cumulative and are as of December 31, 2013. The dollar amount raised represents the cash proceeds collected by the program, including shares sold pursuant to its distribution reinvestment plan and net of shares repurchased pursuant to its share repurchase program.
(C)	For Inland Diversified in August 2009, the program commenced an initial public offering, on a best effort basis, of 500,000,000 shares of common stock at $10.00 per share. As of December 31, 2013, 100% of the proceeds available for investment from the initial best efforts offering were invested.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

This Table sets forth the annual operating results of public IREIC-sponsored prior real estate programs that have closed offerings since January 1, 2009 and that have similar or identical investment objectives to us. All results are through December 31, 2013. The operating results consist of:

•	Taxable income or loss from operations;

•	A summary Statements of cash flows;

•	The amount and Source of cash distributions; and

•	A summary balance sheet.

TABLE III (continued)

OPERATING RESULTS OF PRIOR PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

Inland American Real Estate Trust Inc. (A)

	2013	2012	2011	2010	2009
Summary Operating Results
Gross Revenues	$1,321,837	1,437,395	1,323,151	1,231,735	1,130,148
Operating expenses (B)	$(743,928)	(681,008)	(702,204)	(633,948)	(566,052)
Operating income (loss)	$(73,128)	178,097	119,865	23,821	40,608
Interest expense	$(212,263)	(306,047)	(310,174)	(293,507)	(254,308)
Net income (loss)-GAAP basis	$244,048	(69,338)	(316,253)	(176,431)	(397,960)

Summary Statements of Cash Flows
Net cash flows provided by operating activities	$422,813	456,221	397,949	356,660	369,031
Net cash flows provided by (used in) investing activities	$922,624	(118,162)	(286,896)	(380,685)	(563,163)
Net cash flows used in financing activities	$(1,246,979)	(335,443)	(160,597)	(208,759)	(250,602)

Amount and Source of Distributions
Total Distributions paid to common stockholders:	$449,253	439,188	428,650	416,935	411,797

Distribution data per $1,000 invested:
From operations and sales of properties	$50	50	50	50	49
From all other sources (financing or offering proceeds)	$—	—	—	—	1

Summary Balance Sheet
Total assets (before depreciation)	$10,914	12,341	12,221	12,430	12,046
Total assets (after depreciation)	$9,662	10,760	10,919	11,392	11,328
Total liabilities	$5,396	6,417	6,256	5,864	5,432
Estimated per share value	$6.94	7.22	8.03	N/A	N/A

TABLE III (continued)

OPERATING RESULTS OF PRIOR PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

Inland Diversified Real Estate Trust Inc. (C)

	2013		2012	2011	2010	2009
Summary Operating Results
Gross Revenues		$185,808	134,335	72,115	18,198	96
Operating expenses (B)		$(54,541)	(35,191)	(20,085)	(5,583)	(34)
Operating income (loss)		$33,151	34,268	16,317	2,518	(300)
Interest expense		$(42,669)	(34,001)	(19,835)	(4,522)	—
Net income (loss)-GAAP basis		$(283)	2,616	(2,279)	(1,743)	(297)

Summary Statements of Cash Flows
Net cash flows provided by operating activities		$84,333	56,670	27,872	2,658	(342)
Net cash flows provided by (used in) investing activities		$(43,606)	(1,215,402)	(454,168)	(346,755)	(9,691)
Net cash flows used in financing activities		$(44,793)	1,134,777	445,649	369,262	25,369

Amount and Source of Distributions
Total Distributions paid to common stockholders:		$69,824	51,767	23,641	7,031	96

Distribution data per $1,000 invested:
From operations and sales of properties		$60	57	56	51	26
From all other sources (financing or offering proceeds)		$—	—	—	—	—

Summary Balance Sheet
Total assets (before depreciation)		$2,422	2,448	1,030	453,443	26,456
Total assets (after depreciation)		$2,328	2,393	1,010	450,114	26,439
Total liabilities		$1,364	1,412	524,736	224,165	3,664
Estimated per share value	$	N/A	N/A	N/A	N/A	N/A

NOTES TO TABLE III

(A)	Inland American has elected to be taxed, and currently qualifies, as a REIT under the Internal Revenue Code. Thus, it generally will not be subject to U.S. federal income tax to the extent it distributes its REIT taxable income to its stockholders. If Inland American fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax on its taxable income at regular corporate tax rates. However, even if the program qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income, property or its net worth and U.S. federal income and excise taxes on its undistributed income.
(B)	Operating expenses include property operating expenses such as real estate tax expense, insurance expense, property management fees, utilities, repairs, maintenance and any provisions for asset impairment.
(C)	Inland Diversified has elected to be taxed, and currently qualifies, as a REIT under the Internal Revenue Code. Thus, it generally will not be subject to U.S. federal income tax to the extent it distributes its REIT taxable income to its stockholders. If Inland Diversified fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax on its taxable income at regular corporate tax rates. However, even if the program qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income, property or its net worth and U.S. federal income and excise taxes on its undistributed income.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

This Table sets forth summary information on the results of public IREIC-sponsored prior real estate programs that have completed operations since January 1, 2004 and that have similar or identical investment objectives to us. All figures are through December 31, 2013.

Program Name	Inland Retail Real Estate Trust Inc. (A)
Date of closing of offering	08/03
Duration of offering (months)	54
Dollar amount raised	$2,371,012
Annualized Return on Investment (B)	13%
Median Annual Leverage	51%
Aggregate compensation paid or reimbursed to the sponsor or its affiliates	$297,796

(A)	On February 27, 2007, IRRETI and Developers Diversified Realty Corporation (“DDR”) consummated the transactions contemplated by the Agreement and Plan of Merger, dated October 20, 2006, among DDR, a subsidiary of DDR and IRRETI. Pursuant to the agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction has a total enterprise value of approximately $6.2 billion. No financial reports for IRRETI for the year ended December 31, 2006 were issued and, as a result of the acquisition by DDR, no further information regarding IRRETI is available.
(B)	Calculated as (a) the difference between the aggregate amounts distributed to investors and invested by investors, divided by (b) the aggregate amount raised by investors multiplied by the number of years from the program’s initial receipt of offering proceeds from a third-party investor to the liquidity event. The amount raised by investors excludes any underwriting fees and commissions disclosed to investors and paid from the amount raised.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2010 by public IREIC-sponsored prior real estate programs that have similar or identical investment objectives to us. All figures are through December 31, 2012. Table V does not include any information regarding RPAI’s sales or disposals of properties since January 1, 2012. The Table provides certain information to evaluate property performance over the holding period such as:

•	Sales proceeds received by the partnerships in the form of cash down payments at the time of sale after expenses of sale and secured notes received at sale;

•	Cash invested in properties;

•	Cash flow (deficiency) generated by the property;

•	Taxable gain (ordinary and total); and

•	Terms of notes received at sale.

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Inland Real Estate Corporation
Park Center Plaza (partial)	12/98	04/10	829	—	—	829	—	829	829	0	507	—	507
Springboro Plaza	11/98	08/10	6,790	—	5,510	12,300	—	12,300	12,300	369	(653)	—	(653)
Northgate Center	04/05	09/10	1,726	—	6,211	7,937	—	7,937	7,937	322	(416)	—	(416)
Homewood Plaza	02/98	11/10	2,375	—	—	2,375	—	2,375	2,375	141	774	—	774
Schaumburg Golf Road	09/99	02/11	2,090	—	—	2,090	—	2,090	2,090	0	60	—	60
Park Center Plaza (Partial)	12/98	08/11	2,977	—	—	2,977	—	2,977	2,977	0	144	—	144
Rose Plaza East & West	01/00	10/11	4,899	—	—	4,899	—	4,899	4,899	451	410	—	410
Orland Park Retail	02/98	10/11	920	—	—	920	—	920	920	(101)	(63)	—	(63)
Grand Traverse Crossing	01/99	06/12	1,018	—	—	1,018	—	1,018	1,018	(17)	(1,078)	—	(1,078)
Riverplace Center	11/98	06/12	4,067	—	—	4,067	—	4,067	4,067	171	(1,027)	—	(1,027)
Walgreens – Jennings, MO	10/02	08/12	2,134	—	—	2,134	—	2,134	2,134	118	166	—	166
Hartford Plaza	09/95	10/12	4,180	—	—	4,180	—	4,180	4,180	390	636	—	636
Butera Market	03/95	12/12	5,563	—	—	5,563	—	5,563	5,563	450	1,188	—	1,188
10th Street Center	03/99	12/12	1,510	—	—	1,510	—	1,510	1,510	(78)	(2,589)	—	(2,589)

Total for Inland Real Estate Corporation:			41,078	—	11,721	52,799	—	52,799	52,799	2,216	(1,941)	—	(1,941)

Retail Properties of America, Inc.

Sold
Coventry Health Care, San Antonio, TX	10/05	03/10	3,501	—	7,060	10,561	7,060	3,501	10,561	(279)	(202)	—	(202)
Kaiser Permanente, Cupertino, CA	06/05	04/10	11,017	—	32,670	43,687	32,670	11,017	43,687	(857)	(9,988)	—	(9,988)
Wickes, Naperville, IL	10/05	04/10	(27)	—	4,964	4,937	4,964	(27)	4,937	(153)	(2,683)	—	(2,683)
Wild Oats Market, Hinsdale, IL	07/05	05/10	3,923	—	7,469	11,392	7,469	3,923	11,392	(212)	(953)	—	(953)
Kohl’s/Wilshire, Kansas City, MO	07/04	06/10	2	—	8,758	8,760	8,758	2	8,760	256	23	—	23

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Mervyns, San Diego, CA	09/05	11/10	772	—	7,900	8,672	7,900	772	8,672	(1,342)	1,468	—	1,468
Mervyns, Escondido, CA	09/05	11/10	1,957	—	6,700	8,657	6,700	1,957	8,657	(1,087)	56	—	56
Circuit City, Richmond, VA	05/05	12/10	(121)	—	31,270	31,149	31,270	(121)	31,149	(1,899)	(12,679)	—	(12,679)
Wal-Mart Supercenter – Blytheville, AK	07/04	03/11	12,438	—	—	12,438	—	12,438	12,438	(2)	1,268	—	1,268
Kohl’s – Georgetown, KY	10/05	03/11	10,055	—	—	10,055	—	10,055	10,055	(84)	968	—	968
Maytag Distribution Center, North Liberty, IA	01/05	04/11	18,698	—	—	18,698	—	18,698	18,698	(48)	(2,257)	—	(2,257)
Wrangler, El Paso, TX	07/04	04/11	15,921	—	—	15,921	—	15,921	15,921	215	247	—	247
Old Time Pottery, Douglasville, GA	06/06	07/11	(57)	—	3,250	3,193	3,250	(57)	3,193	(94)	(2,268)	—	(2,268)
PetSmart Distribution Center, Ottawa, IL	07/05	08/11	8,482	—	40,000	48,482	40,000	8,482	48,482	371	10,871	—	10,871
Mesa Fiesta, Mesa, AZ	12/04	10/11	2,644	—	—	2,644	—	2,644	2,644	3,101	(25,451)	—	(25,451)
CVS Pharmacy, Cave Creek, AZ	12/05	11/11	5,872	—	—	5,872	—	5,872	5,872	(29)	250	—	250
Hobby Lobby, Concord, NC	01/05	12/11	5,698	—	—	5,698	—	5,698	5,698	(64)	911	—	911
North Ranch Pavilions, Thousand Oaks, CA	01/04	12/11	13,092	—	—	13,092	—	13,092	13,092	1,579	(3,917)	—	(3,917)
Wheatland Towne Crossing, Dallas, TX	04/11	12/11	5,245	—	—	5,245	—	5,245	5,245	(620)	(4,381)	—	(4,381)

Partially Sold to Joint Venture
Bear Creek, Houston, TX	04/05	09/10	4,339	—	10,159	14,498	10,159	4,339	14,498	340	(1,181)	—	(1,181)
Cypress Mill Plaza, Cypress TX	11/05	09/10	3,420	—	9,847	13,267	9,847	3,420	13,267	(174)	30	—	30
New Forest Crossing, Houston, TX	06/05	09/10	5,608	—	9,321	14,929	9,321	5,608	14,929	382	145	—	145
Coppell Town Center, Coppell, TX	04/07	10/10	1,146	—	10,050	11,196	10,050	1,146	11,196	177	(4,112)	—	(4,112)
Suntree Square, Southlake, TX	04/07	10/10	2,530	—	8,975	11,505	8,975	2,530	11,505	133	(1,927)	—	(1,927)
Riverpark Shopping Center IIB, Sugarland, TX	08/08	10/10	8,923	—	—	8,923	—	8,923	8,923	560	(1,327)	—	(1,327)
Southpark Meadows I, Austin, TX	07/05	11/10	7,192	—	12,663	19,855	12,663	7,192	19,855	612	(1,926)	—	(1,926)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Great Southwest Crossing, Grand Prairie, TX	09/05	12/10	5,800	—	8,449	14,249	8,449	5,800	14,249	644	847	—	847
Riverpark Shopping Center I, Sugarland, TX	04/06	12/10	9,658	—	28,424	38,082	28,424	9,658	38,082	1,083	(1,333)	—	(1,333)
Southpark Meadows II, Austin, TX	03/07	08/11	39,935	—	60,000	99,935	60,000	39,935	99,935	3,436	(8,530)	—	(8,530)

Total for Retail Properties of America, Inc.:			207,663	—	307,929	515,592	307,929	207,663	515,592	5,945	(68,031)	—	(68,031)

Inland American Real Estate Trust, Inc.

Retail Properties
Woodforest Square	10/05	08/11	1,603	—	—	1,603	—	1,603	1,603	41	873	47	826
Ashford	11/05	09/11	2,020	—	—	2,020	—	2,020	2,020	195	1,635	43	1,592
Pinehurst	10/05	09/11	1,623	—	—	1,623	—	1,623	1,623	58	1,303	37	1,226
Shakopee	04/06	10/11	—	—	9,000	9,000	8,800	200	9,000	(67)	(5,870)	—	(5,870)
West End Square	11/05	11/11	1,280	—	—	1,280	—	1,280	1,280	44	368	51	317
24 Hour Fitness	10/05	11/11	4,537	—	—	4,537	—	4,537	4,537	595	3,763	108	3,655
Carver Creek	11/05	11/11	689	—	—	689	—	689	689	97	(329)	—	(329)
6234 Richmond Ave.	10/05	11/11	691	—	—	691	—	691	691	(117)	(257)	—	(257)
6101 Richmond Ave	10/05	11/11	1,835	—	—	1,835	—	1,835	1,835	277	1,771	19	1,752
Friendswood	12/05	12/11	7,709	—	—	7,709	—	7,709	7,709	972	5,677	194	5,483
Cinemark Webster	12/05	12/11	9,104	—	—	9,104	—	9,104	9,104	838	8,213	169	8,044
Eldridge Lakes Town Center	07/06	12/11	9,453	—	—	9,453	—	9,453	9,453	671	(4,865)	—	(4,865)
Walgreens	12/05	12/11	2,530	—	—	2,530	—	2,530	2,530	175	(590)	—	(590)
Saratoga	10/05	12/11	6,694	—	—	6,694	—	6,694	6,694	690	5,092	207	4,885
Cinemark 12- Pearland	12/05	12/11	7,405	—	—	7,405	—	7,405	7,405	625	6,160	104	6,056
825 Rand	08/07	12/11	—	—	3,226	3,226	5,767	(2541)	3,226	(832)	(6,418)	—	(6,418)
Sandlake Corners	03/10	12/11	—	—	20,900	20,900	20,700	200	20,900	(406)	6,036	88	5,948

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Retail Citizens Bank 29
CT – 03 East Hampton	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
DE – 02 Wilmington	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
DE – 03 Wilmington	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
IL – 02 Calumet City	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
IL – 04 Chicago Dr-Up	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
IL – 11 Olympia Fields	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
MA – 03 Dorchester	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
MA – 21 Tewksbury	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
MA – 22 Wilbraham	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
NH – 07 Ossipee	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
NH – 08 Pelham	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
NJ – 02 Marlton	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
OH – 01 Bedford	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
OH – 03 Parma	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 11 Carlisle	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 23 Grove City Dr	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 24 Grove City	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 25 Harrisburg	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 34 Lancaster	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 36 Lititz	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 44 Munhall Dr In	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 45 New Stanton	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 51 Philadelphia	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 70 Shippensburg	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 71 Slovan Drive	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 73 State College	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
PA – 80 Verona	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 83 West Grove	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—
PA – 87 York	06/07	04/12	—	—	—	—	—	—	—	—	—	—	—

			—	—	25,457	25,457	25,457	—	25,457	516	885	222	663

CFG PA – 32 Kutztown	06/07	05/12	451	—	407	858	407	451	858	19	(98)	—	(98)
CFG PA – 39 McKees Rock	06/07	08/12	—	—	77	77		77	77	(959)	(1,079)	—	(1,079)

Retail Citizens Bank 33
CT – 01 Colchester	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
CT – 02 Deep River	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
CT – 04 East Lyme	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
CT – 05 Hamden	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
CT – 07 Montville	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
CT – 09 Stonington	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 06 Ludlow	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 08 Malden	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 09 Malden	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 11 Medford	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 15 New Bedford	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 16 Randolph	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 17 Somerville	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 23 Winthrop	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
MA – 25 Watertown	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
NH – 03 Manchester	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 02 Allison Park	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 06 Beaver Falls	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 15 Dallas	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
PA – 26 Havertown	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 29 Homestead	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 33 Lancaster	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 40 Mechanicsburg	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 59 Pittsburgh	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 60 Pittsburgh	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 76 Temple	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 77 Turtle Creek	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 84 West Hazelton	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
PA – 89 Mt Lebanon	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
RI – 01 Coventry	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
RI – 04 Johnston	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
RI – 13 Wakefield	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—
RI – 14 Warren	06/07	09/12	—	—	—	—	—	—	—	—	—	—	—

			25,810	—	25,000	50,810	25,000	25,810	50,810	2,111	(2,243)	385	(2,628)

PA – 28 Hollidaysburg	06/07	10/12	—	—	725	725	725	—	725	34	12	2	10
PA – 53 Philadelphia	06/07	10/12	—	—	1,083	1,083	1,083	—	1,083	(380)	(635)	—	(635)
PA – 74 State College	06/07	10/12	—	—	1,733	1,733	1,733	—	1,733	81	(198)	—	(198)
CFG PA Saxonburg	06/07	11/12	—	—	—	—	—	—	—	—	—	—	—
CFG PA Souderton	06/07	11/12	—	—	—	—	—	—	—	—	—	—	—
CFG PA Wilkes-Barre	06/07	11/12	—	—	—	—	—	—	—	—	—	—	—

			—	—	3,015	3,015	3,015	—	3,015	(159)	(770)	—	(770)

Retail Citizens Bank – 59
CT Stonington Pawcat	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
IL Orland Hills	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
MA Milton	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
MA South Dennis	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
MA Woburn	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
MI Farmington	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
MI Troy	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
NH Keene Retail	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
NH Manchester	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
NH Salem	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
OH Fairlawn Office	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
OH Parma	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
OH Parma Heights	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
OH South Russell	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Aliquippa	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Altoona	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Ashley	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Butler	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Camp Hill	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Carnegie	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Dillsburg	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Drexel Hill	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Erie	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Ford City	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Greensburg	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Highspire	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Kingston	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Kittanning	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Latrobe	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
PA Lower Burrell	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Matamoras	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Mercer Drive In	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Milford	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Mountain Top	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Oakmont	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Oil City	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Philadelphia	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Philadelphia	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pitcairn	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh Retail	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Pittsburgh Retail	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Reading	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Tyrone	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Upper Darby	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Warrendale	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
PA Wexford	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
RI Cranston	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
RI East Greenwich	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
RI N. Providence	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
RI Providence	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
RI Rumford	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
VT Middlebury	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

			7,485	—	77,253	84,738	77,253	7,485	84,738	5,284	(11,043)	320	(11,363)

CFG PA West Chester	06/07	12/12	304	—	—	304	—	304	304	(513)	(683)	—	(683)

CFG PA Broadheadsvi	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
CFG PA Tannersville	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

			142	—	2,117	2,258	2,117	142	2,258	(687)	(1,427)	—	(1,427)

CFG MA Dedham	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
CFG MA Hanover	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—
CFG MA Needham	06/07	12/12	—	—	—	—	—	—	—	—	—	—	—

			4,476	—	1,586	6,062	1,586	4,476	6,062	248	705	47	658

CFG RI — 07 North Prov	06/07	12/12	1,994	—	1,818	3,812	1,818	1,994	3,812	(39)	(527)	—	(527)

Retail SunTrust Banks – 6
ST-FL Kirkman –	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—
ST-FL SE Lauderdale	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—
ST-FL Hunters Creek	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—
ST-GA Peachtree Cor	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—
ST-GA Brookwood Sq	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—
ST-MD Annapolis	12/07	12/12	—	—	—	—	—	—	—	—	—	—	—

			16,011	—	—	16,011	—	16,011	16,011	720	2,821	199	2,622

Lakewood Shopping Ctr I	01/06	06/12	7,391	—	11,393	18,785	11,715	7,070	18,785	155	(3,865)	—	(3,865)
Lakewood Shopping Ctr II	06/07	06/12	11,259	—	—	11,259	—	11,259	11,259	344	(2,079)	—	(2,079)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Plaza at Eagle’s Landing	11/06	08/12	—	—	4,941	4,941	5,310	(369)	4,941	223	(3,250)	—	(3,250)
Canfield Plaza	04/06	08/12	968	—	7,610	8,577	7,575	1,002	8,577	504	(3,629)	—	(3,629)

Industrial Properties
McKesson Distribution Center	11/05	06/11	8,997	—	—	8,997	—	8,997	8,997	204	735	315	420
Union Venture	10/07	05/12	11,907	—	35,458	47,365	38,421	8,945	47,365	(368)	(9,100)	—	(9,100)
Southwide Industrial Ctr #8	04/07	09/12	—	—	196	196	196	—	196	(103)	(32)	—	(32)

Prologis Portfolio — 19
Airport Distrib Ctr #10	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #11	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #15	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #16	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #18	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #19	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #2	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #4	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #7	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #8	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Airport Distrib Ctr #9	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Delp Dist. Ctr #2	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Delp Dist Ctr #5	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Delp Dist Ctr #8	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Southwide Indus. Ctr #5	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Southwide Indus Ctr #6	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Southwide Indus Ctr #7	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Stone Fort Dist. Ctr #1	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—
Stone Fort Dist. Ctr #4	04/07	12/12	—	—	—	—	—	—	—	—	—	—	—

			—	—	32,254	32,254	32,254	—	32,254	9,057	(17,500)	—	(17,500)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Multi-Family Properties
Lake Wyndemere	07/09	12/10	14,089	—	13,067	27,156	—	27,156	27,156	2,196	5,227	—	5,227
Village Square	07/09	12/10	7,776	—	8,112	15,888	—	15,888	15,888	1,379	1,834	—	1,834
Alden Landing	07/09	12/10	10,650	—	11,237	21,887	—	21,887	21,887	1,979	2,925	—	2,925
Malibu Lakes Apartments	12/09	12/10	23,798	—	17,993	41,791	17,929	23,862	41,791	2,969	11,526	11,526	—
Katy Trail	10/10	12/11	24,159	—	24,188	48,347	—	48,347	48,347	1,190	8,036	—	8,036
Waterford Place at Shadow Creek	03/07	09/12	8,621	—	16,500	25,121	16,500	8,621	25,121	799	(726)	—	(726)
Villas at Shadow Creek II	10/08	09/12	9,840	—	16,709	26,549	16,117	10,432	26,549	210	108	22	86
Fannin Street Apartments	01/10	09/12	36,173	—	35,000	71,173	31,820	39,353	71,173	(621)	16,481	509	15,972
Landings at Clear Lake	03/08	11/12	15,112	—	18,849	33,961	18,590	15,371	33,961	1,064	5,128	985	4,143

Office Properties
Select Medical Augusta	01/09	12/10	10,339	—	14,949	25,288	—	25,288	25,288	3,220	7,320	—	7,320
Select Medical Dallas	01/09	12/10	11,672	—	9,060	20,732	—	20,732	20,732	2,035	6,232	—	6,232
Select Medical Orlando	01/09	12/10	11,710	—	13,648	25,358	—	25,358	25,358	2,705	7,856	—	7,856
Select medical Tallahassee	01/09	12/10	9,750	—	16,840	26,590	—	26,590	26,590	3,535	8,110	—	8,110
ComputerShare	06/09	9/11	10,249	—	45,611	55,860	44,500	11,360	55,860	327	(6,689)	—	(6,689)
North Bay	10/10	10/11	917	—	4,204	5,121	4,097	1,024	5,121	61	(518)	—	(518)
Lakeview Tech Center	10/05	12/11	7,816	—	13,805	21,621	14,470	7,151	21,621	214	3,585	832	2,753
SunTrust Bal Harbour	12/10	12/12	13,067	—	—	13,067	—	13,067	13,067	576	4,955	78	4,877

Lodging Properties
Comfort Inn-Riverview	07/07	03/10	5,786	—	—	5,786	—	5,786	5,786	(2,457)	(3,297)	—	(3,297)
Comfort Inn-University	07/07	03/10	5,512	—	—	5,512	—	5,512	5,512	(2,261)	(2,792)	—	(2,792)
Hampton Inn-Crabtree Valley	07/07	06/10	4,099	—	—	4,099	—	4,099	4,099	(2,328)	(4,245)	—	(4,245)
Comfort Inn-Medical Park	07/07	06/10	4,361	—	—	4,361	—	4,361	4,361	(1,951)	(2,936)	—	(2,936)
Comfort Inn-Orlando	07/07	06/10	2,987	—	—	2,987	—	2,987	2,987	(2,927)	(2,346)	—	(2,346)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss- ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)
Hilton Garden Inn-Chelsea	10/07	09/10	33,338	—	28,347	61,685	—	61,685	61,685	19,307	12,215	—	12,215
Residence Inn-Phoenix	07/07	06/11	100	—	5,000	5,100	7,500	(2,400)	5,100	(380)	(7,752)	—	(7,752)
Towne Place Suites-5	07/07	09/11	12,346	—	16,491	28,837	17,797	11,040	28,837	(1,082)	(24,109)	—	(24,109)
Embassy Suites Beachwood	02/08	12/11	—	—	14,000	14,000	15,500	(1,500)	14,000	(1,914)	(25,575)	—	(25,575)
Hilton GI-Akron	07/07	07/12	5,535	—	7,575	13,111	7,776	5,334	13,111	781	—	—	—
Homewood Suites Lake Mary	07/07	07/12	—	—	9,757	9,757	9,900	(143)	9,757	4,177	(873)	—	(873)

Lodging — 12 Pack
HGI-San Anton. Airport	02/08	09/12	—	—	—	—	—	—	—	—	—	—	—
Comfort Inn-Fayetteville	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Courtyard-Houston	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Courtyard-St. Charles	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hampton Inn-Cary	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hampton Inn-Charlotte	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hampton Inn-Atlanta	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hilton GI-Alpharetta	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
HI Exp. Clearwater	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hwd Stes — Clear Lake	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hwd Stes-Phoenix	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—
Hwd Stes -Raleigh	07/07	09/12	—	—	—	—	—	—	—	—	—	—	—

			60,946	—	52,596	113,542	52,596	60,946	113,542	4,435	(60,757)	502	(61,259)

Total for Inland American Real Estate Trust, Inc.:			515,117	—	678,787	1,193,904	546,024	647,880	1,193,904	57,386	(71,515)	17,011	(88,526)

TABLE V (continued)

SALES OR DISPOSALS OF PROPERTIES

NOTES TO TABLE V

(A)	The table includes all sales of properties by the public programs with investment objectives similar to ours during the three years ended December 31, 2012. All sales have been made to parties unaffiliated with the partnerships. None of the sales involved secured notes received at sale or adjustments resulting from the application of GAAP.
(B)	Consists of cash payments received from the buyers and the assumption of certain liabilities by the buyers at the date of sale, less expenses of sale.
(C)	Amounts represent the dollar amount raised from the offerings, less sales commissions and other offering expenses plus additional costs incurred on the development of the land parcels.
(D)	Represents “Cash Available (Deficiency) from Operations (including subsidies)” as adjusted for applicable “Fixed Asset Additions” through the year of sale.

APPENDIX B

DISTRIBUTION REINVESTMENT PLAN

Inland Retail Properties Trust V, Inc. (the “Company”), as a service to its stockholders, hereby offers participation in its distribution reinvestment plan (the “Plan”). The Plan is designed to provide participants with a simple, convenient and economical way to purchase shares of the Company’s common stock, including shares of the Company’s Class A common stock (the “Class A Shares”) and Class C common stock (the “Class C Shares”). Stockholders who choose not to participate in the Plan will receive distributions, in the form declared and paid by the Company.

Purchases of Shares will be made directly from the Company and shall be made in the same class as the Shares on which the Participant received the cash distributions that are being reinvested through the Plan, i.e., distributions paid on Class A Shares will be used to purchase additional Class A Shares and distributions paid on Class C Shares will be used to purchase additional Class C Shares.

To aid in your understanding of the question-and-answer statements set forth below, you may find the following basic definitions useful:

“Shares registered in your name” means shares of the Company’s common stock for which you are the owner of record. If you own shares of the Company’s common stock but are not the owner of record for those shares, it is likely that the shares you own are registered in the name of another (e.g., in the name of a bank or trustee holding shares of common stock on your behalf) and are held for you by the registered owner in an account in your name.

“Shares enrolled in the Plan” means shares registered in your name that you have chosen to enroll in the Plan. Distributions on all shares enrolled in the Plan are automatically reinvested in additional shares of the Company’s common stock. You do not have to enroll all of your shares of common stock in the Plan.

The following question-and-answer statements define the Company’s Plan, effective as of [                    ], 2014.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide eligible stockholders (see Question 5) with a simple and convenient way to invest cash distributions in additional shares of the Company’s common stock. The Plan is intended to be used by you as a vehicle for long-term investment in the Company’s common stock.

Maximum Ownership of Shares. To maintain the Company’s qualification as a REIT, no more than 50% of its outstanding shares of common stock may be owned directly or indirectly by five or fewer individuals at any time during July through December of each year. To ensure that the Company meets this test, its charter provides that no person may own more than 9.8% in value of its outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of its shares, without the prior approval of the Company’s board of directors. Therefore, to the extent that any purchase of shares of common stock under the Plan would cause you to own more than 9.8% in value of the Company’s outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of its shares, without the prior approval of the Company’s board of directors, you may not reinvest your distributions to purchase additional shares of common stock.

Investment Options

2.	What investment options are available to participants in the Plan?

The Plan provides two options for purchasing additional shares of common stock:

Full Distribution Reinvestment Option. You may have cash distributions on all of your shares of common stock automatically reinvested; or

Partial Distribution Reinvestment Option. You may reinvest cash distributions on a percentage of the shares of common stock you own and continue to receive distributions in the form declared and paid by the Company on the other shares registered in your name. You can take advantage of this option by enrolling in the Plan only that percentage of your shares for which you wish to reinvest distributions.

Benefits and Disadvantages

3.	What are the benefits and disadvantages of the Plan?

Benefits. Before deciding whether to participate, you should consider the following benefits of the Plan:

•	You may purchase additional shares of the Company’s common stock by automatically reinvesting cash distributions on all, or less than all, of the shares registered in your name. You will continue to receive distributions in the form declared and paid by the Company for those shares of common stock that you choose not to enroll in the Plan.

•	No commissions, brokerage fees or service charges will be paid by you in connection with purchases under the Plan resulting in a lower purchase price than you would otherwise pay if you acquired shares in our primary offering.

•	Your funds will be fully invested because the Plan permits fractions of shares of common stock to be purchased for you and registered in your name. Distributions on such fractions, as well as on whole shares, will be reinvested in additional shares of common stock and registered in your name.

•	Regular statements from the Administrator reflecting all current activity in your account, including purchases, sales and latest balance, will simplify your recordkeeping.

Disadvantages. Before deciding whether to participate, you should consider the following disadvantages of the Plan:

•	You will be treated for U.S. federal income tax purposes as receiving a distribution equal to the fair market value of the shares of common stock purchased for you as a result of the reinvestment of cash distributions. This distribution will be taxable to the extent of the Company’s current and accumulated earnings and profits (and to the extent the distribution exceeds both the Company’s current and accumulated earnings and profits and the tax basis in your shares of common stock). Accordingly, you may have a tax liability without a corresponding distribution of cash with which to pay the liability when it comes due.

•	You may not know the actual number of shares of common stock purchased for you as a result of the reinvestment of cash distributions until after the applicable Distribution Payment Date, as defined in Question 16.

•	You may incur brokerage commissions, fees and income taxes, as described in Question 20.

•	We may amend, suspend, modify or terminate the Plan at any time, without the prior consent of participants in the Plan.

Administration

4.	Who administers the Plan for participants?

DST Systems, Inc. (the “Administrator”) administers the Plan, keeps records, sends statements of account to each participant, and performs other duties related to the Plan. Shares purchased under the Plan will be registered in your name.

The Company, in conjunction with the Administrator, may adopt rules and regulations to facilitate the administration of the Plan. The Company reserves the right to interpret the provisions of the Plan, and any rules and regulations adopted in accordance therewith, in its sole discretion. The determination of any matter with respect to the Plan made by the Company in good faith shall be final and conclusive and binding on the Administrator and all participants in the Plan. The Administrator currently acts as distribution disbursing and transfer agent and registrar for the Company’s common stock and may have other business relationships with the Company from time to time.

For answers to questions regarding the Plan and to request Plan forms, please contact the Company at (800) 826-8228.

Eligibility and Enrollment

5.	Who is eligible to participate?

If you are a stockholder in the Company and have shares registered in your name, you are eligible to participate in the Plan. If your shares of common stock are registered in a name other than your own (e.g., in the name of a bank or trustee holding shares of common stock on your behalf) and you want to participate in the Plan, you should consult directly with the entity holding your shares to determine if they can enroll in the Plan. You will not be eligible to participate in the Plan, however, if you reside in a jurisdiction in which it is unlawful, or where it is unduly burdensome, for the Company or the Administrator to let you participate.

The Company reserves the right to reject the enrollment of any participant who has abused the Plan through excessive sales, terminations and enrollments, or otherwise (see Questions 1 and 30).

6.	When may an eligible person join the Plan?

If you are eligible to participate as described in Question 5 and have been furnished a copy of the Company’s Prospectus, you may join the Plan at any time. Your enrollment will become effective as described below in Question 12.

7.	What happens if a participant’s financial condition changes after enrollment?

You must notify the Administrator in the event that, at any time during your participation in the Plan, there is any material change in your financial condition, as compared to information previously provided to your broker or financial advisors, or inaccuracy of any representation under the subscription agreement for your initial purchase of Securities, including specifically with respect to the concentration limits applicable to residents of certain states. A “material change” also includes any anticipated or actual material decrease in your net worth or annual gross income, or any other material change in circumstances that may be likely to cause you to fail to meet the minimum income and net worth standards or the concentration limits set forth in the Company’s prospectus for your initial purchase of shares or cause your broker or financial advisor to determine that an investment in shares of the Company’s common stock is no longer suitable and appropriate for you.

8.	How does an eligible person join the Plan?

You may join the Plan by completing the appropriate section of the subscription agreement or submitting a distribution election form. In the event you wish to enroll shares of common stock that are registered in more than one name (i.e., joint tenants, trustees, etc.), all registered stockholders must sign the subscription agreement.

You should send any original subscription agreement to the address indicated on your subscription agreement. You should send any distribution election forms to the address set forth on the form.

9.	Is partial participation possible under the Plan?

Yes. You may elect to enroll in the Plan all, or less than all, of the shares registered in your name.

10.	For what reinvestment options does the Election Form provide?

By joining the Plan, you authorize the Administrator to invest in accordance with the Plan all cash distributions paid on your shares then or subsequently enrolled in the Plan. The Plan also provides for the partial enrollment in the Plan of your shares of common stock. If you do not wish all of the shares of common stock held in your name to be enrolled in the Plan, you may designate the percentage of shares of common stock you do wish enrolled.

11.	How may a participant change options under the Plan?

As a participant, you may change your reinvestment options at any time by requesting a distribution election form and returning it to the Administrator at the address set forth on the form. Any change in reinvestment option must be received by the Administrator not later than five days prior to the next Distribution Payment Date in order to make a change with respect to that distribution payment (see also Questions 12, 13 and 16).

12.	When does enrollment in the Plan become effective?

Your signed subscription agreement will be processed as quickly as practicable after its receipt by the Administrator. Reinvestment of cash distributions on your shares enrolled in the Plan will take place as follows:

•	If your signed subscription agreement is received by the Administrator prior to or on a Record Date, reinvestment of distributions on your enrolled shares of common stock will begin with the Distribution Payment Date for that Record Date.

For a discussion of Record Dates and Distribution Payment Dates, see Questions 14 and 16.

Costs

13.	Are there any costs to participants in the Plan?

All costs to administer the Plan are paid by the Company, except that you may incur brokerage commissions, fees and income taxes as a result of your participation in the Plan (see Question 20). Distribution and stockholder servicing fees will not be paid on Class C Shares purchased under the Plan.

Purchases

14.	When are the Record Dates and Distribution Payment Dates for the Company’s distributions?

You should not assume that the Company will pay distributions or pay them in any particular amount or on any particular date. The Company’s board of directors will establish Distribution Payment Dates and corresponding Record Dates.

The Company currently has no plans to declare any special or extraordinary distributions. However, should any such special distribution be declared, the amount due on shares enrolled in the Plan will be paid to your account under the Plan and invested in accordance with the Plan, subject to your right to withdraw at any time.

15.	What is the source of shares purchased under the Plan?

The sole source of shares purchased under the Plan is newly issued shares of common stock purchased directly from the Company.

16.	When will shares be purchased under the Plan?

Cash distributions reinvested under the Plan will be applied to the purchase of shares of common stock on the dates that cash distributions are paid on the Company’s common stock (each, a “Distribution Payment Date”). Shares generally will be purchased for you and registered in your name on the Distribution Payment Date.

17.	What will be the price of the shares purchased under the Plan?

The price per share for shares of common stock purchased for you under the Plan on any Distribution Payment Date will be equal to $23.75 per Class A Share and $22.38 per Class C Share until the earlier of:

•	the change of the public offering price per share of common stock in a public “reasonable best efforts” offering of the Company’s common stock from $25.00 per Class A Share and $23.56 per Class C Share, if there is a change; and

•	termination of any “reasonable best efforts” public offering of the Company’s common stock, unless followed by a subsequent “reasonable best efforts” public offering.

After the termination of all “reasonable best efforts” public offerings of the Company’s common stock, the price per share for shares of common stock purchased for you under the Plan on any Distribution Payment Date will be equal to 95% of the “market price” of a share of the Company’s common stock until the shares become listed for trading. For these purposes, “market price” means, prior to a liquidity event, either (1) the last price at which shares were offered by the Company in a “reasonable best efforts” public offering of its shares or (2) the estimated value of the Company’s shares as determined by an independent third party that the Company has chosen for this purpose, if this estimate is not equal to the last price at which shares were offered by the Company in a “reasonable best efforts” public offering. Assuming that the Plan has not been terminated or suspended in connection with a liquidity event, if a liquidity event occurs, the price per share for shares of common stock purchased for you under the Plan will be equal to 100% of the average daily open and close sales price per share, as reported by the national securities exchange or inter-dealer quotation system, whichever is applicable, on any Distribution Payment Date.

18.	How many shares will be purchased for participants?

The number of shares of common stock purchased for you depends on the aggregate amount of your cash distributions and the purchase price per share, determined in accordance with Question 17. A number of shares of common stock, including fractions computed to three decimal places, equal to the aggregate amount of your cash distributions on any particular Distribution Payment Date, less taxes on distributions (if applicable, see Question 20 and Question 21), divided by the applicable purchase price per share, will be purchased for you and registered in your name. The Administrator and the Company will not accept orders to purchase a specific number of shares or to purchase on days other than the applicable Distribution Payment Date. The Company will not purchase shares of common stock for you under the Plan to the extent that the purchase would cause you to own more than 9.8% in value of its outstanding stock, or 9.8% in value or in number (whichever is more restrictive) of each class of its shares, unless those limitations are waived by the Company’s board of directors.

19.	Will shares purchased through the Plan earn distributions?

Yes. All shares purchased through the Plan, including fractional shares, will be entitled to any cash distributions when and as declared by the Company. Only shares of common stock held as of a Record Date for a given distribution are entitled to that distribution.

Taxes

20.	What are the U.S. federal income tax consequences of participation in the Plan?

The Company believes the following to be an accurate summary of the U.S. federal income tax consequences for Plan participants as of the effective date of this Plan. You are urged to consult with your own tax advisor to determine the particular tax consequences that may result from your participation in the Plan and the subsequent disposition by you of shares of common stock purchased pursuant to the Plan.

(1) Cash distributions reinvested under the Plan are, in effect, treated for U.S. federal income tax purposes as having been received in cash on the Distribution Payment Date even though they are used to purchase additional shares of common stock. You will be treated for U.S. federal income tax purposes as having received, on the investment date, a dividend equal to the sum of (a) the fair market value of any common stock purchased under the plan (including common stock purchased through reinvestment of dividends on shares held in your account), and (b) any cash distributions actually received by you with respect to your shares of common stock not included in the plan.

(2) The tax basis per share of common stock purchased under the Plan is the fair market value of the share on the Distribution Payment Date on which the share was purchased for you and registered in your name.

(3) The holding period for shares of common stock acquired with reinvested distributions generally will begin on the day following the Distribution Payment Date on which the shares were purchased for you and registered in your name (see Question 16).

(4) Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to you to the extent that the excess distributions do not exceed the adjusted tax basis of your shares. You will be required, however, to reduce the adjusted tax basis of your shares by the amount of any distributions in excess of the Company’s current and accumulated earnings and profits. To the extent that the distributions to you of amounts in excess of the Company’s current and accumulated earnings and profits exceed the adjusted tax basis of your shares, this excess amount will be taxable as capital gain.

(5) A gain or loss may be recognized upon your disposition of common stock received from the Plan. The amount of gain or loss will be the difference between the amount received for the whole or fractional shares of common stock and the tax basis of the whole or fractional shares of common stock. Generally, any gain or loss recognized on the disposition of common stock acquired under the Plan will be treated for U.S. federal income tax purposes as a capital gain or loss.

21.	How are U.S. federal income tax withholding provisions applied to participants in the Plan?

If you fail to furnish a valid taxpayer identification number to the Administrator and fail to certify that you are not subject to backup withholding, then the Administrator is required by law under the backup withholding rules to withhold taxes from the amount of distributions and the proceeds from any sale of your shares. Under certain other circumstances, you also may be subject to backup withholding. The withheld amount will be deducted from the amount of distributions and the remaining amount of distributions reinvested. In the case of a sale, the withheld amount will be deducted from the sale proceeds and the remaining amount will be sent to you.

If you are a non-U.S. stockholder you must provide the required U.S. federal income tax certifications to establish your status as a non-U.S. stockholder in order for backup withholding not to apply to you. You also must provide the required certifications if you wish to claim the benefit of exemptions from U.S. federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a non-U.S. stockholder participating in the Plan whose dividends are subject to U.S. federal income tax withholding, the appropriate amount will be withheld and the balance will be applied to purchase shares of common stock, which will be registered in your name.

Reports to Participants

22.	What kinds of reports will be sent to participants in the Plan?

As soon as practicable after each Distribution Payment Date, a summary statement of your account will be mailed to you by the Administrator. These statements are your continuing record of current activity including the cost of your purchases and proceeds from your sales in the Plan. In addition, you will be sent copies of other communications sent to holders of the Company’s common stock, including the Company’s annual report, the notice of annual meeting, proxy statement, and the information you will need for reporting your distribution income for U.S. federal income tax purposes. If, after receiving and reviewing this information, you no longer wish to participate in the Plan, you may withdraw from the Plan in accordance with the terms set forth in Questions 24 and 25 below.

All notices, statements and reports from the Administrator and Company to you will be addressed to your latest address of record with the Administrator. Therefore, you must promptly notify the Administrator of any change of address. To be effective with respect to mailings of distribution checks, address changes must be received by the Administrator five business days prior to the next Distribution Payment Date.

Certificates for Shares

23.	Will certificates be issued for shares purchased?

No. Shares of the Company’s common stock purchased through the Plan will be issued in book entry form only. This means that we will not issue actual share certificates to you or any holders of the Company’s common stock. The use of book entry only registration protects you against loss, theft or destruction of stock certificates and reduces costs. Shares of common stock purchased through the Plan will be registered in your name. The number of shares of common stock registered in your name will be shown on your statement of your account.

Termination of Participation

24.	When may a participant terminate participation in the Plan?

You may request termination of your participation in the Plan at any time. Any distributions earned subsequent to the effective date of your termination will be paid to you in cash unless you re-enroll in the Plan.

25.	How does a participant terminate participation in the Plan?

To terminate your participation in the Plan, you must notify the Administrator that you wish to do so. An election form should be sent to the address set forth on the election form.

26.	May an individual’s participation be terminated by the Company or the Administrator?

The Company reserves the right to terminate the participation of any participant who, in the Company’s sole discretion, is abusing the Plan or causing undue expense. The Company also reserves the right to suspend or terminate the Plan with respect to participants in one or more jurisdictions.

Sales of Shares

27.	What happens when a participant sells or transfers all of his or her shares?

If you sell or transfer all the shares registered in your name, your participation in the Plan will automatically terminate. Any distributions received after your disposition of the shares (for example, if the shares of common stock are disposed after the Record Date and before the Distribution Payment Date), will be paid in cash.

28.	What happens when a participant sells or transfers some but not all of his or her shares?

If you have elected the “Full Distribution Reinvestment” option described in Question 2, and you transfer or sell a portion of the shares registered in your name, then the Administrator will continue to reinvest the distributions on all remaining shares registered in your name.

If you have elected the “Partial Distribution Reinvestment” option described at Question 2 by enrolling in the Plan only a percentage of the shares you own, and you transfer or sell a portion of the shares registered in your name, then the Administrator will continue to reinvest the distributions on the remaining shares registered in your name up to the number of shares originally enrolled in the Plan. For example, if you requested the Company to enroll in the Plan 50% of the 100 shares registered in your name, and then you transferred or sold 20 shares, the Company would continue to reinvest the distributions on 40 shares. If instead, you transferred or sold 80 shares, the Company would continue to reinvest the distributions on 10 shares.

Other Information

29.	What are the responsibilities of the Administrator and the Company under the Plan?

Subject to the limitations contained in the Company’s charter, the Administrator and the Company will not be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising with respect to the prices or times at which shares are purchased for you or any change in the market value of the Company’s common stock.

You should not assume that the Company will pay distributions or pay them in any particular amount or on any particular date.

You should recognize that neither the Administrator nor the Company can assure you of a profit or protect you against a loss on the shares of common stock purchased by you under the Plan.

30.	May the Plan be changed or discontinued?

Notwithstanding any other provisions of the Plan, the Company reserves the right to amend, modify, suspend or terminate the Plan at any time, in whole or in part, or in respect to participants in one or more jurisdictions, without the prior consent of participants in the Plan. In the event that the Company amends, suspends or terminates the Plan, however, the Company will mail participants notice of the change at least ten calendar days prior to the change, and the Company will disclose the change in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

APPENDIX C INSTRUCTIONS TO INVESTORS

The Inland name and logo are registered trademarks being used under license.	Inland Retail Properties Trust V, Inc. Regular Mail ~ P.O. Box 219182, Kansas City, Missouri 64121-9182 Overnight Delivery ~ 430 W. 7th Street, Kansas City, Missouri 64105 ~ 800.826.8228

Any person desiring to subscribe for shares of our common stock should carefully read and review the prospectus, as supplemented to date, and if he (she) desires to subscribe for shares, complete the Subscription Agreement that follows these instructions. Follow the appropriate instructions listed below for the items indicated. Please print in ballpoint pen or type the information. AN INVESTMENT IN INLAND RETAIL PROPERTIES TRUST V, INC. (THE “COMPANY”) CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVES THE FINAL PROSPECTUS, AS SUPPLEMENTED.

A - INVESTMENT

Item (A-1)	Enter the dollar amount to be purchased. The minimum initial investment is $3,000; $1,000 for qualified plans, in any combination of Class A Shares and Class C Shares. Check the box to indicate whether this is an initial or an additional investment. For additional investments, indicate the account to which shares are to be added. Check the box to indicate method of payment. We do not accept cash, starter checks, foreign checks, travelers checks, or third-party checks. A completed Subscription Agreement is required for each initial and additional investment.

Item (A-2)	Check the box if purchase qualifies for volume discount breakpoint (see prospectus).

Item (A-3)	NAV — Net Asset Value — Check the box to indicate if Registered Representative is purchasing common stock net of selling commissions. Representative will not receive selling commissions.

B - Type of Ownership (Please select only one option: Non-Custodial or Custodial)

FOR NON-CUSTODIAL OWNERSHIP ACCOUNTS, PLEASE SEND THE COMPLETED AND EXECUTED SUBSCRIPTION AGREEMENT AND YOUR CHECK MADE PAYABLE TO “INLAND RETAIL PROPERTIES TRUST V” TO THE ADDRESS ON PAGE 1 OF THE SUBSCRIPTION AGREEMENT.

Item (B-1)	Check the appropriate box to indicate the type of ownership. If this is an additional purchase, ownership information should be completed exactly the same as the previous investment. If you check the “Individual Ownership” or “Joint Tenants with Rights of Survivorship” box and you wish to designate a Transfer on Death (“TOD”) beneficiary, check the “TOD” box under the selected type of ownership and fill out the separate “TOD form”, in order to effect the designation.

Note: Pension or profit sharing plan appears under non-custodial ownership as well as custodial ownership — check “non-custodial ownership” if the plan has a trustee; “custodial ownership” if the plan has a custodian.

FOR CUSTODIAL OWNERSHIP ACCOUNTS, CHECKS SHOULD BE MADE PAYABLE TO THE CUSTODIAN AND SENT ALONG WITH THE COMPLETED AND EXECUTED SUBSCRIPTION AGREEMENT TO THE CUSTODIAN.

Item (B-2)	Check the appropriate box to indicate the type of ownership. If this is an additional purchase, ownership information should be completed exactly the same as the previous investment.

Item (B-3)	Enter the exact name of the custodian or institution and mailing address. If this is an additional purchase, please use the same exact names as the previous investment.

Item (B-4)	The custodian must complete this section by entering its custodian Tax ID number (for tax purposes), custodian telephone number and custodial account number. The custodian’s signature is required in Section E.

C - INVESTOR INFORMATION

Item (C-1)	Enter the investor/beneficial owner, trustee, administrator or UTMA/UGMA minor’s name and date of birth. If the account is a trust, pension plan, PSP or other, please provide complete title, Tax ID number and date of trust/plan in section C-8.

Item (C-2)	Enter the Social Security number of the investor. The investor is certifying that this number is correct.

Item (C-3)	Check the appropriate box. If the investor is a non-resident alien, he (she) must apply to the Internal Revenue Service for an identification number, via Form SS-4 for an individual or SS-5 for a corporation, and supply the number to the Company as soon as it is available. If non-resident alien, investor must submit an original of the appropriate W-8 Form (W-8BEN, W-8ECI, W-8EXP or W-8IMY) in order to make an investment.

Item (C-4)	Check if the investor is an employee of Inland or an affiliate.

Item (C-5)	Enter the co-investor/beneficial owner, co-trustee, or custodian for UTMA/UGMA name and date of birth.

Item (C-6)	Check if the co-investor is an employee of Inland or an affiliate.

Item (C-7)	Enter the Social Security number or Tax ID number of the co-investor.

Item (C-8)	If the account is a trust, pension plan, PSP or other entity, please provide complete title, Tax ID number and date of trust/plan.

Item (C-9)	Enter residence address, city, state, and zip code of the investor.

Item (C-10)	Enter the alternate mailing address if different than the residence address in Item C-9. P.O. Boxes are acceptable.

Item (C-11)	Enter the home telephone number and alternate telephone number.

D - DISTRIBUTION OPTIONS

NON-CUSTODIAL OWNERSHIP — Check the appropriate box to indicate distribution option for non-custodial accounts.

Item (D-1)	Check to mail distributions to the address of record in Section C above.

Item (D-2)	Check to change current distribution option on your existing account to the distribution option indicated in Section D (additional purchases only).

Item (D-3)	Check to participate in the distribution reinvestment plan and reinvest your entire distribution in additional shares.

Item (D-3a)	Check if you are electing a partial cash distribution/reinvestment. Please complete section D-3b.

Item (D-3b)	Check and indicate the percent of each distribution to be reinvested (whole number only).

Item (D-4)	If you prefer direct deposit of cash distributions to an account or address other than as set forth in the Subscription Agreement, check the preferred option and complete the required information. For Automated Clearing House (ACH), indicate whether it is a checking or savings account, and enter the name of the institution, mailing address, ABA number and account number. A VOIDED CHECK/DEPOSIT SLIP MUST BE ENCLOSED FOR DISTRIBUTIONS VIA ACH.

CUSTODIAL OWNERSHIP — Check the appropriate box to indicate distribution option for custodial accounts.

Item (D-5)	Check to mail distributions to custodian.

Item (D-6)	Check to change current distribution option on your existing account to the distribution option indicated in Section D (additional purchases only).

Item (D-7)	Check to participate in the distribution reinvestment plan and reinvest your entire distribution in additional shares.

Item (D-7a)	Check if you are electing a partial cash distribution/reinvestment. Please complete section D-7b.

Item (D-7b)	Check and indicate the percent of each distribution to be reinvested (whole number only).

E - SIGNATURE

Item (E-1)	The Subscription Agreement must be executed by the investor(s), trustee(s) or administrator(s) and if applicable, the custodian.

Item (E-2)	In addition, Items A through D must be individually initialed by all signers indicating that they have read each item. For custodial accounts, a medallion signature guarantee stamp is required to certify the tax ID number provided in Section B-4.

F - BROKER-DEALER — REGISTERED REPRESENTATIVE

Item (F-1)	Enter the Registered Representative or RIA name(s), mailing address, Broker-Dealer Rep ID number, telephone number, and e-mail address. Also, enter the Broker-Dealer name (or RIA firm name), branch number, telephone number, and Broker-Dealer Client Account number. Check the RIA box if this is an RIA investment. By executing the Subscription Agreement, the Registered Representative substantiates compliance with the conduct rules of FINRA by certifying that the Registered Representative has reasonable grounds to believe, based on information obtained from the investor concerning his, her or its investment objectives, other investments, financial situation and needs and any other information known by such Registered Representative, that investment in the Company is suitable for such investor in light of his, her or its financial position, net worth and other suitability characteristics and that the Registered Representative has informed the investor of all pertinent facts relating to the liability, liquidity and marketability of an investment in the Company during its term. The Registered Representative or RIA must sign where indicated and enter the appropriate state for the license certification statement.

SUBMISSION OF SUBSCRIPTION

FOR NON-CUSTODIAL OWNERSHIP ACCOUNTS, the completed and executed Subscription Agreement with a check made payable to “Inland Retail Properties Trust V” should be mailed to:

Regular Mail:	Inland Securities Corporation c/o DST Systems, Inc. P.O. Box 219182 Kansas City, Missouri 64121-9182	Overnight Delivery:	Inland Securities Corporation c/o DST Systems, Inc. 430 W. 7th Street Kansas City, Missouri 64105

ALL INVESTORS AND THEIR REGISTERED REPRESENTATIVES MUST SIGN THE SUBSCRIPTION AGREEMENT PRIOR TO TENDERING ANY FUNDS FOR INVESTMENT IN SHARES.

If your subscription is accepted, a confirmation will be mailed to the investor not more than three business days after acceptance.

SPECIAL SUITABILITY STANDARDS

Certain states have imposed special financial suitability standards for investors who purchase shares.

California

•	In addition to the general suitability requirements described in Section E-2(B)(i) and (ii) of the Subscription Agreement, investors’ maximum investment in our common shares will be limited to 10% of the investor’s net worth (exclusive of home, home furnishings and automobile). In addition, California investors must have either, (a) a minimum net worth of as least $70,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of at least $250,000.

Alabama

•	In addition to the general suitability requirements described in Section E-2(B)(i) and (ii) of the Subscription Agreement, our common shares will only be sold to Alabama residents that represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate investment program and other similar programs.

Kentucky

•	In addition to the general suitability requirements described in Section E-2(B)(i) and (ii) of the Subscription Agreement, the investor’s maximum investment in this offering may not exceed 10% of the Kentucky investor’s liquid net worth.

Massachusetts, Oregon, Pennsylvania and Washington

•	In addition to the general suitability requirements described in Section E-2(B)(i) and (ii) of the Subscription Agreement, the investor’s maximum investment in the issuer and its affiliates cannot exceed 10% of the Massachusetts, Oregon, Pennsylvania or Washington resident’s net worth.

Michigan

•	The maximum investment allowable in our company for a Michigan investor is 10% of his or her net worth.

New Jersey

•	New Jersey investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least

$350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, shares of our affiliates, and other direct participation investments may not exceed ten percent (10%) of his or her liquid net worth.

Ohio and New Mexico

•	An Ohio or New Mexico investor’s aggregate investment in our common shares, shares of our affiliates, and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Nebraska

•	Investors must have either (a) a minimum net worth of $100,000 and minimum annual income of $70,000 or (b) a minimum net worth of $350,000. The investor’s maximum investment in the issuer, its affiliates and other similar programs cannot exceed 10% of the investor’s net worth.

Maine

•	The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

North Dakota

•	Our common shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and that they meet one of the general suitability standards described above.

Tennessee

•	In addition to the general suitability requirements described above, investors’ maximum investment in our common shares and our affiliates shall not exceed 10% of the resident’s net worth.

Kansas

•	In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in our common shares and securities of other real estate investment trusts. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Missouri

•	In addition to the general suitability requirements described above, no more than ten percent (10%) of any one Missouri investor’s liquid net worth shall be invested in the securities registered by us for this offering with the Securities Division.

Iowa

•	In addition to the general suitability requirements described above, an Iowa investor must have either (a) a minimum net worth of $350,000 (exclusive of home, auto and furnishings), or (b) a minimum annual income of $100,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, an Iowa investor’s total investment in the issuer or any of its affiliates, and any other similar real estate investment program, cannot exceed 10% of the Iowa resident’s liquid net worth. “Liquid net worth” for purposes of this investment consists of cash, cash equivalents and readily marketable securities.

As used herein, “other IREIC-sponsored real estate programs” means Inland Diversified Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc., but does not include Inland Real Estate Corporation or Retail Properties of America, Inc.

In the case of sales to fiduciary accounts (such as pension or profit-sharing plans), these suitability standards must be satisfied by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or the grantor is the fiduciary. In the case of uniform transfers or gifts to minors, or UTMA/UGMA, the minimum suitability standards must be met by the custodian of the account or by the donor.

We intend to assert the foregoing representations as a defense in any subsequent litigation where such assertion would be relevant. We retain the right to accept or reject this subscription in whole or in part, so long as such partial acceptance or rejection does not result in an investment of less than the minimum number of shares specified in the prospectus. As used above, the singular includes the plural in all respects if shares are being acquired by more than one person. As used in the Subscription Agreement, “Inland” refers to Inland Real Estate Group of Companies, Inc. and its affiliates. The Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the State of Illinois without giving effect to its conflict of laws/principles.

By executing the Subscription Agreement, the investor is not waiving any rights under the federal or state securities laws.

AUTOMATED CLEARING HOUSE (“ACH”) LANGUAGE

I (we) hereby authorize Inland Retail Properties Trust V, Inc. (the “Company”) to deposit distributions from my (our) common stock of the Company into the account listed in Section D of the Subscription Agreement at the financial institution indicated in Section D of the Subscription Agreement. I further authorize the Company to debit my account noted in Section D of the Subscription Agreement in the event that the Company erroneously deposits additional funds to which I am not entitled, provided that such debit shall not exceed the original amount of the erroneous deposit. In the event that I withdraw funds erroneously deposited into my account before the Company reverses such deposit, I agree that the company has the right to retain any future distributions to which I am entitled until the erroneously deposited amounts are recovered by the Company.

This authorization is to remain in full force and effect until the Company has received written notice from me of the termination of this authorization in time to allow reasonable opportunity to act on it, or until the Company has sent me written notice of termination of this authorization. This authorization is not valid to the extent that distributions are reinvested pursuant to the distribution reinvestment plan.

(The page has been intentionally left blank)

APPENDIX C-1 SUBSCRIPTION AGREEMENT

The Inland name and logo are registered trademarks being used under license.	Inland Retail Properties Trust V, Inc. Regular Mail ~ P.O. Box 219182, Kansas City, Missouri 64121-9182 Overnight Delivery ~ 430 W. 7th Street, Kansas City, Missouri 64105 ~ 800.826.8228

Please read this Subscription Agreement and the Terms and Conditions of the Offering set forth in the prospectus, as supplemented to date, before signing. Investor must read the Instructions to Investors. AN INVESTMENT IN INLAND RETAIL PROPERTIES TRUST V, INC. (THE “COMPANY”) CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVES THE FINAL PROSPECTUS, AS SUPPLEMENTED.

A — INVESTMENT

(A-1)

Purchase of Inland Retail Properties Trust V, Inc. Class A Shares at $25.00 per Share and Class C Shares at 23.56.

The minimum initial investment is $3,000; $1,000 for qualified plans, in any combination of Class A Shares and Class C Shares.

		Method of Payment: ☐ CHECK ENCLOSED	☐ FUNDS SENT SEPARATELY We do not accept cash, starter checks, foreign checks, travelers checks or third-party checks.
	Total Invested: Class A Shares $ Class C Shares $	☐ FUNDS WIRED

This is an: ☐ INITIAL INVESTMENT ☐ ADDITIONAL INVESTMENT TO ACCOUNT #

A completed Subscription Agreement is required for the initial and each additional investment.

(A-2)	☐ Volume Discount Qualification (See Prospectus)

(A-3)	NAV — Net Asset Value	☐ REGISTERED REPRESENTATIVE NAV PURCHASE (NET OF SELLING COMMISSION). Representative will not receive selling commission.

                B — TYPE OF OWNERSHIP

(B-1)	NON-CUSTODIAL OWNERSHIP — Make check payable to: Inland Retail Properties Trust V.

☐ Individual Ownership ☐ TOD** ☐ Joint Tenants with Rights of Survivorship* ☐ TOD** ☐ Tenants in Common* ☐ Tenants by the Entirety*

☐ Community Property*

☐ Community Property WROS*

☐ Corporate Ownership

     include Corporate Resolution

    ☐ C-Corp          ☐ S-Corp

☐ LLC Ownership

     include LLC Agreement

☐ Partnership Ownership      include Partnership Agreement

☐ UTMA/UGMA State of ☐ Pension or Profit Sharing Plan***- include plan document(s) ☐Trust — include Trust Certification or Trust Document ☐ Non-Profit — include plan document ☐ Other (Specify)

*	All parties must sign
**	Please complete separate Transfer on Death (TOD) form
***	See “ERISA Considerations” in the Company’s prospectus for a discussion of risks related to an investment in shares by certain tax-exempt or tax-deferred plans.

(B-2)	CUSTODIAL OWNERSHIP — Make check payable to the Custodian listed below and SEND ALL paperwork directly to the custodian.

☐ Traditional IRA ☐ Roth IRA (1) ☐ Beneficiary IRA (1) (2) ☐ Simplified Employee Pension/Trust (S.E.P.)(1) ☐ Pension or Profit Sharing Plan (1)(3) ☐ Other (Including Brokerage — Specify) (1)

(B-3)	Name of Custodian or Institution Mailing Address City	State	Zip

(B-4)	CUSTODIAN INFORMATION — To be completed by Custodian listed above.

	Custodian Tax ID # Custodial Account #	Custodian Telephone

(1)	CUSTODIAL SIGNATURE REQUIRED IN SECTION E
(2)	DECEDENT’S NAME REQUIRED IN SECTION C-5
(3)	See “ERISA Considerations” in the Company’s prospectus for a discussion of risks related to an investment in shares by certain tax-exempt or tax-deferred plans.

C — INVESTOR INFORMATION

(C-1)	INVESTOR/BENEFICIAL OWNER	Mr. ☐ Mrs. ☐ Ms. ☐

Investor/Trustee/Administrator/UTMA/UGMA Minor’s Name	Date of Birth

First	Middle	Last	MM/DD/YYYY

(C-2)	Social Security/Tax ID #(C-3) Citizenship Status ☐U.S. Citizen ☐Resident Alien ☐Non-Resident Alien*

(Required)

(C-4)	☐ Inland Employee or Affiliate

* If non-resident alien, investor must submit an original of the appropriate W-8 Form (W-8BEN, W-8ECI, W-8EXP OR W-8IMY) in order to make an investment.

(C-5)	CO-INVESTOR/BENEFICIAL OWNER	Mr. ☐	Mrs. ☐	Ms. ☐

Co-Investor/Co-Trustee/Administrator/UTMA/UGMA Custodian’s Name	Date of Birth

First	Middle	Last	MM/DD/YYYY

(C-6)	☐ Inland Employee or Affiliate	(C-7)	Social Security/Tax ID #

(C-8)	If Trust/Pension/PSP or Other Entity, Please Provide Complete Title — See Section B-1 for documentation requirements

Tax ID #	Date of Trust/Pension/PSP/Other

(C-9)	Residence Address — No P.O. Boxes — Required by Law

	City	State	Zip

(C-10)	Alternate Mailing Address — P.O. Boxes are Acceptable

	City	State	Zip

(C-11)	Home Telephone	Alternate Telephone

C-1-2

D - DISTRIBUTION OPTIONS

NON-CUSTODIAL OWNERSHIP

(D-1)	☐ Mail Check to Address of Record	(D-2)	☐ Check Box to Change Current Distribution Option applicable on additional purchases only

(D-3)	☐ Distribution Reinvestment Plan: Investor elects to participate in the distribution reinvestment plan described in the prospectus and reinvest the entire distribution.

	(D-3a) ☐ Partial Cash Distribution/Reinvestment Option	(D-3b) ☐ Percent of Distribution to Reinvest (whole number only) ☐%

(D-4)	Distributions Sent: ☐ Via Mail — Complete information below	☐	Via Electronic Deposit (ACH) — To authorize ACH as set forth on page 3, please check the box and complete the section below.

REQUIRED: A VOIDED CHECK/DEPOSIT SLIP MUST BE ENCLOSED FOR DISTRIBUTIONS VIA ACH

Name of Bank, Brokerage Firm or Individual

Distribution Mailing Address

City	State	Zip

Bank ABA/Routing # (For ACH Only)	Bank or Brokerage Account # (Required)

CUSTODIAL OWNERSHIP

(D-5)	☐ Mail Check to Custodial Account	(D-6)	☐ Check Box to Change Current Distribution Option applicable on additional purchases only

(D-7)	☐ Distribution Reinvestment Plan: Investor elects to participate in the distribution reinvestment plan described in the prospectus and reinvest the entire distribution.

	(D-7a) ☐ Partial Cash Distribution/Reinvestment Option		(D-7b) ☐ Percent of Distribution to Reinvest (whole number only) ☐%

C-1-3

E — SIGNATURE

(E-1)	THE UNDERSIGNED CERTIFIES, under penalties of perjury (i) that the taxpayer identification number shown on the Subscription Agreement is true, correct and complete, and (ii) that I am (we are) not subject to backup withholding either because I (we) have not been notified that I am (we are) subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me (us) that I am (we are) no longer subject to backup withholding.

(E-2)	The undersigned further acknowledges and/or represents (or in the case of fiduciary accounts, the person authorized to sign on such investor’s behalf) the following:

PLEASE NOTE: Items (a) through (d) below MUST BE INITIALED by the investor(s), and if applicable, the trustee or administrator from all states and jurisdictions.

Initials
☐	☐	(A)	I (we) have received, not less than five (5) business days prior to the signing of this Subscription Agreement, the final prospectus of the Company, as supplemented, relating to the shares, wherein the terms and conditions of the offering of the shares as described, including among other things, the restrictions on ownership and transfer of shares, which require, under certain circumstances, that a holder of shares shall give written notice and provide certain information to the Company. (Not required for residents of the State of Minnesota.)

☐	☐	(B)	I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and estimate that (without regard to investment in the Company) I (we) have gross income due in the current year of at least $70,000; (ii) have a net worth (excluding home, home furnishings and automobiles) of at least $250,000; or (iii) have such higher suitability as may be required by certain states as set forth on page 3 of the Instructions to Investors attached hereto; in the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

☐	☐	(C)	I am (we are) purchasing the shares for my (our) own account; or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute the Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

☐	☐	(D)	I (we) acknowledge that the shares are not liquid, there is no current market for the shares and I (we) may not be able to sell the shares.

BY SIGNING THIS AGREEMENT, YOU ARE NOT WAIVING ANY RIGHTS UNDER THE FEDERAL OR STATE SECURITIES LAWS. BY SIGNING THIS AGREEMENT, YOU ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, AS SUPPLEMENTED, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY, OR ANY OTHER DELIVERY METHOD.

Signature — Investor/Trustee/Administrator/Power of	Date
Attorney (Include POA)		MM/DD/YYYY

Print Name — Investor/Trustee/Administrator/Power of Attorney		For Custodian Use — Affix Medallion Signature Guarantee Stamp Here By stamping here you are attesting to Section E-1 of document

Signature — Co-Investor/Co-Trustee (If Applicable)	Date
MM/DD/YYYY

Print Name — Co-Investor/Co-Trustee	Signature — Custodian

C-1-4

F — BROKER-DEALER-REGISTERED REPRESENTATIVE

(F-1)	BROKER-DEALER DATA — To be completed by selling registered representative or RIA.

	Registered Representative Name	Mr. ☐ Mrs. ☐ Ms. ☐

	Joint Representative Name	Mr. ☐ Mrs. ☐ Ms. ☐

Mailing Address

	City	State	Zip

	Broker-Dealer Rep ID # (Required)	Registered Representative Telephone

Registered Representative E-mail

Broker-Dealer Name

OR

RIA Firm Name

	Broker-Dealer Branch #	Broker-Dealer Telephone

Broker-Dealer Client Account #

RIA (Registered Investment Advisor)

☐       Check only if investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or “WRAP” fee feature for advisory and related brokerage services.

         No sales commissions are paid on these accounts.

The undersigned confirm on behalf of the Broker-Dealer that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) if applicable, have discussed such higher suitability as may be required or recommended by certain states as set forth on page 3 of the Instructions to investors included herewith; and (vii) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

The undersigned Registered Representative further represents and certifies that, in connection with this subscription for shares, he (she) has complied with and has followed all applicable policies and procedures under their firm’s existing Anti-Money Laundering Program and Customer Identification Program.

I hereby certify that I hold a Series 7 or Series 62 FINRA license, and I am registered in the following state in which this sale was completed.

Signature — Registered Representative or RIA (Required)	Signature — Broker-Dealer (If Required by Broker-Dealer)

Signature — Joint Registered Representative (If Applicable)

C-1-5

Inland Retail Properties Trust V, Inc.

APPENDIX C-2

TRANSFER ON DEATH FORM

This form is NOT VALID for Trust or IRA accounts.

Both pages of this form must accompany the subscription agreement.

As our transfer agent, DST Systems, Inc. is located in Missouri, a Transfer on Death (“TOD”) designation pursuant to this form and all rights related thereto shall be governed by the laws of the State of Missouri.

PLEASE REVIEW THE FOLLOWING IN ITS ENTIRETY BEFORE COMPLETING THE TOD FORM:

1.	Eligible accounts: Individual accounts and joint accounts with rights of survivorship are eligible. A TOD designation will not be accepted from residents of Louisiana.

2.	Designation of beneficiaries: The account owner may designate one or more beneficiaries on the TOD account. Beneficiaries are not “account owners” as the term is used herein.

3.	Primary and contingent beneficiaries: The account owner may designate primary and contingent beneficiaries of the TOD account. Primary beneficiaries are the first in line to receive the account upon the death of the account owner. Contingent beneficiaries, if any are designated, receive the account upon the death of the account owner if, and only if, there are no surviving primary beneficiaries.

4.	Minors as beneficiaries: Minors may be beneficiaries of a TOD account only if a custodian, trustee, or guardian is set forth for the minor on the TOD Form. By not providing a custodian, trustee, or guardian, the account owner is representing that all of the named beneficiaries are not minors.

5.	Status of beneficiaries: Beneficiaries have no rights to the account until the death of the account owner or last surviving joint owner.

6.	Transfer to designated beneficiaries upon the account owner’s death:

a.	Percentage designation: Unless the account owner designates otherwise by providing a percentage for each beneficiary on the TOD Form, all surviving beneficiaries will receive equal portions of the account upon the death of the account owner.

b.	Form of ownership: Multiple beneficiaries will be treated as tenants in common (TEN COM) unless the account owner expressly indicates otherwise.

c.	Predeceasing beneficiaries: If the account owner wishes to have the account pass to the children of the designated beneficiaries in the event the designated beneficiaries predecease the account owner, the account owner must check one of the boxes under Lineal Descendants per Stirpes (“LDPS”) in Section B of this form. If a box is not checked, the children of beneficiaries who die before you will not receive a portion of your account. If the account is registered LDPS and has contingent beneficiaries, LDPS takes precedence. If a TOD account with multiple beneficiaries is registered LDPS, the LDPS registration must apply to all primary and/or all contingent beneficiaries. If the account is not registered LDPS, a beneficiary must survive the account owner to take the account or his or her part of the account. In the case of multiple beneficiaries, if one of the beneficiaries does not survive the account owner, the deceased beneficiary’s share of the account will be divided equally among the remaining beneficiaries upon the death of the account owner. If no beneficiary survives the account owner, the account will be treated as part of the estate of the account owner.

d.	Notice of dispute: Should the transfer agent receive written notice of a dispute over the disposition of a TOD account, re-registration of the account to the beneficiaries may be delayed.

7.	Revocation or changes: An account owner or all joint owners may revoke or change a beneficiary designation. The Change of TOD Form is available for this purpose on our website (www.InlandretailtrustV.com) or from your registered representative.

8.	Controlling terms: The language as set forth in the TOD account registration shall control at all times. Unless the transfer agent is expressly instructed by the account owner to change the status of the account or the beneficiary designation prior to the account owner’s death, the person or persons set forth as the beneficiaries of the account shall remain the beneficiaries of the account, and events subsequent to the registration of the account as a TOD account shall not change either the rights of the persons designated as beneficiaries or the status of the account as a TOD account.

a.	Divorce: If the account owner designated his or her spouse as a TOD beneficiary of the account, and subsequently the account owner and the beneficiary are divorced, the fact of the divorce will not automatically revoke the beneficiary designation. If the account owner wishes to revoke the beneficiary designation, the account owner must notify Inland Retail Properties Trust V, Inc. of the desired change in writing as specified in paragraph 7 above.

b.	Will or other testamentary document: The beneficiary designation may not be revoked by the account owner by the provisions of a will or a codicil to a will.

c.	Dividends, interest, capital gains, and other distributions after the account owner’s death:

i.	Accruals to the account which occur after the death of the account owner or last surviving joint owner, and are still in the account when it is re-registered to the beneficiaries, stay with the account and pass to the beneficiaries.

ii.	Where the account has been coded for cash distributions, and such distributions have actually been paid out prior to notice to the transfer agent of the death of the account owner, such distributions are deemed to be the property of the estate of the original account owner and do not pass with the account to the designated beneficiaries.

9.	TOD registrations may not be made irrevocable.

C-2-2

A - STOCKHOLDER INFORMATION

Name of investor(s) exactly as indicated on subscription agreement:

Investor Name	Mr. ☐	Mrs. ☐	Ms. ☐
				First	Middle	Last
Co-Investor Name	Mr. ☐	Mrs. ☐	Ms. ☐
(If applicable)				First	Middle	Last

Social Security Number(s) of Investor(s)
				Investor		Co-Investor
Daytime Telephone				State of Residence	(Not accepted from residents of Louisiana)

B - TRANSFER ON DEATH (Not permitted in Louisiana)

I (we) authorize Inland Retail Properties Trust V, Inc. to register the percentage of shares of common stock set forth below in beneficiary form, assigning investorship on my (our) death to the TOD beneficiary(ies) named below. Use an additional sheet of paper if space is needed to designate more TOD beneficiaries. Complete information must be provided for all TOD beneficiaries.

PRIMARY Beneficiary Name			TOD Share Percentage	%

Name of Custodian/Guardian if Beneficiary is a Minor

Social Security/Tax ID#	Date of Birth	Relationship

PRIMARY Beneficiary Name			TOD Share Percentage	%

Name of Custodian/Guardian if Beneficiary is a Minor

Social Security/Tax ID#	Date of Birth	Relationship

PRIMARY Beneficiary Name			TOD Share Percentage	%

Name of Custodian/Guardian if Beneficiary is a Minor

Social Security/Tax ID#	Date of Birth	Relationship

Contingent Beneficiary Name			TOD Share Percentage	%

Name of Custodian/Guardian if Beneficiary is a Minor

Social Security/Tax ID#	Date of Birth	Relationship

Contingent Beneficiary Name	TOD Share Percentage %

Name of Custodian/Guardian if Beneficiary is a Minor

Social Security/Tax ID#	Date of Birth	Relationship

Lineal Descendants per Stirpes (“LDPS”): Check below if you wish to have the account pass to children of the above-designated beneficiary(ies) in the event the designated beneficiary(ies) predecease(s) the stockholder. The LDPS designation will apply to all designated beneficiaries by category.

☐ Primary Only	☐ Contingent Only	☐ Both Primary and Contingent

C-2-3

C - SIGNATURE

By signing below, I (we) authorize Inland Retail Properties Trust V, Inc. to register the shares in beneficiary form as designated above. I (we) agree on behalf of myself (ourselves) and my (our) heirs, assigns, executors, administrators and beneficiaries to indemnify and hold harmless Inland Retail Properties Trust V, Inc. and any and all of its affiliates, agents, successors and assigns, and their respective directors, officers and employees, from and against any and all claims, liabilities, damages, actions and expenses arising directly or indirectly relating to this TOD designation or the transfer of my (our) shares in accordance with this TOD designation. If any claims are made or disputes are raised in connection with this TOD designation or account, Inland Retail Properties Trust V, Inc. reserves the right to require the claimants or parties in interest to arrive at a final resolution by adjudication, arbitration, or other acceptable method, prior to transferring any TOD account assets. I (we) have reviewed all the information set forth on pages 1 and 2 of this form.

I (we) further understand that Inland Retail Properties Trust V, Inc. cannot provide any legal advice and I (we) agree to consult with my (our) attorney, if necessary, to make certain that any TOD designation is consistent with my (our) estate and tax planning and is valid. Sign exactly as the name(s) appear(s) on the subscription agreement. All investors must sign. This TOD is effective subject to the acceptance of Inland Retail Properties Trust V, Inc.

Signature — Investor (Required)	Date	Signature — Co-Investor (If Applicable)	Date

C-2-4

APPENDIX D

PRIVACY POLICY NOTICE

OUR COMMITMENT TO PROTECTING YOUR PRIVACY. We consider customer privacy to be fundamental to our relationship with our stockholders. In the course of servicing your account, we collect personal information about you (“Non-Public Personal Information”). We collect this information to know who you are so that we can provide you with products and services that meet your particular financial and investing needs, and to meet our obligations under the laws and regulations that govern us.

We are committed to maintaining the confidentiality, integrity and security of our stockholders’ personal information. It is our policy to respect the privacy of our current and former stockholders and to protect the personal information entrusted to us. This Privacy Policy Notice (the “Policy”) describes the standards we follow for handling your personal information, with the dual goals of meeting your financial needs while respecting your privacy.

This Policy applies to all IREIC affiliates, including Inland Retail Properties Trust V, Inc.

Information We May Collect. We may collect Non-Public Personal Information about you from three sources:

•	Information on applications, subscription agreements or other forms. This category may include your name, address, tax identification number, age, marital status, number of dependents, assets, debts, income, employment history, beneficiary information and personal bank account information.

•	Information about your transactions with us, affiliates of IREIC and others, such as the types of products you purchase, your account balances, margin loan history and payment history.

•	Information obtained from others, such as from consumer credit reporting agencies. This may include information about your creditworthiness, financial circumstances and credit history, including any bankruptcies and foreclosures.

Persons to Whom We May Disclose Information. We may disclose all three types of Non-Public Personal Information about you to the unaffiliated third parties and in the circumstances described below, as permitted by applicable laws and regulations.

•	Companies with whom we have contracted to provide account-related services, such as statement preparation, execution services, custodial services, and report preparation. Please note that our contracts with these service providers prohibit the service providers from disclosing or using your Non-Public Personal Information for any purpose except to provide the services for which we have contracted.

•	Our lawyers, accountants, auditors, regulators, advisors and quality-control consultants.

•	If we suspect fraud.

•	To protect the security of our records, web site and telephone customer service center.

•	Information you have authorized us to disclose.

•	To your broker-dealer or financial representative.

Protecting Your Information. Our employees are required to follow the procedures we have developed to protect the integrity of your information. These procedures include:

•	Restricting physical and other access to your Non-Public Personal Information to persons with a legitimate business need to know the information in order to service your account.

•	Contractually obligating third parties doing business with us to comply with all applicable privacy and security laws.

•	Providing information to you only after we have used reasonable efforts to assure ourselves of your identity by asking for and receiving from you information only you should know.

•	Maintaining reasonably adequate physical, electronic and procedural safeguards to protect your information.

Former Customers. We treat information concerning our former customers the same way we treat information about our current customers.

Keeping You Informed. We will send you a copy of this Policy annually. We will also send you all changes to this Policy as they occur. You have the right to “opt out” of this Policy by notifying us in writing.

QUESTIONS?

If you have any questions about this Policy,

please do not hesitate to call Ms. Roberta S. Matlin at (630) 218-8000.

D-2

$250,000,000 of Common Stock: Class A Shares and

Class C Shares; Minimum Offering: $2,000,000

Inland Retail Properties Trust V, Inc.

Common Stock

PROSPECTUS

[                    ], 2014

Inland Securities Corporation

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Inland Retail Properties Trust V, Inc. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct of any time subsequent to the date of this prospectus.

Until [                    ], 2014 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than selling commissions) we will incur in connection with the issuance and distribution of the securities to be registered pursuant to this registration statement. All amounts other than the Securities and Exchange Commission registration fee and FINRA filing fee have been estimated.

Securities and Exchange Commission Registration Fee	$38,640
FINRA Filing Fee	$45,500
Printing and Mailing Expenses	$3,400,000
Blue Sky Fees and Expenses	$650,000
Legal Fees and Expenses	$4,300,000
Accounting Fees and Expenses	$500,000
Advertising and Sales Literature	$4,900,000
Transfer Agent Fees	$3,900,000
Bank Fees and Other Administrative Expenses	$2,901,261
Due Diligence Expense Reimbursement	$700,000

TOTAL*	$21,335,401

*	Estimated

Item 32.	Sales to Special Parties.

Inland Securities or any of its or our directors, officers, employees or affiliates or the directors, officers and employees of its affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), may purchase Class A Shares net of sales commissions and the dealer manager fee for $22.50 per share. Each soliciting dealer and any of their respective directors, officers, employees or affiliates who request and are entitled to purchase Class A Shares may purchase Class A Shares net of selling commissions for $23.25 per share. All purchases of common stock by Inland Securities or any soliciting dealer must be made in accordance with FINRA regulations, including without limitation Rule 5130.

Item 33.	Recent Sales of Unregistered Securities.

In connection with our organization, IREIC, our sponsor, purchased from us 8,000 shares of our common stock for $25.00 per share, reflecting no selling commission or dealer manager fees paid in connection with such sale, for an aggregate purchase price of $200,000 on December 23, 2013. These 8,000 shares will be converted into Class A Shares upon the filing of our Articles of Amendment and Restatement. We made a capital contribution to the operating partnership in the amount of $200,000 in exchange for 8,000 general partner units of the operating partnership. No sales commission or other consideration was paid in connection with such sales, which was consummated without registration under the Securities Act in reliance upon the exemption from registration in Section 4(2) of the Securities Act as transactions not involving any public offering.

Item 34.	Indemnification of Directors and Officers.

Article XIII of our charter provides as follows:

Section 12.3 Indemnification.

(a) Subject to the limitations set forth under Maryland law and in paragraphs (b), (c) and (d) of this Section 13.3, the company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay, advance or reimburse reasonable expenses to any director, officer and employee of the company and the Business Manager and the Real Estate Managers and each of their affiliates (each an “Indemnified Party”) from and against any liability or loss to which the Indemnified Party may become subject or which the Indemnified Party may incur by reason of his, her or its service as a director, officer or employee of the company, the Business Manager, the Real Estate Managers and their respective affiliates.

(b) The company shall not indemnify an Indemnified Party unless: (i) the directors have determined, in good faith, that the course of conduct that caused the loss or liability was in the best interest of the company; (ii) the Indemnified Party was acting on behalf of or performing services on the part of the company; (iii) the liability or loss was not the result of gross negligence or willful misconduct by any independent director or negligence or misconduct by any other Indemnified Party (excluding the independent directors); and (iv) the indemnification is recoverable only out of the Net Assets of the company and not from the stockholders.

(c) Notwithstanding anything to the contrary in Section 13.3(b) hereof, the company shall not indemnify a director, officer or employee of the company or the Business Manager or any Real Estate Managers or their affiliates for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular person; (ii) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular person; or (iii) a court of competent jurisdiction approves a settlement of the claims and finds that indemnification of the settlement and related costs should be made and the court considering the request has been advised of the position of the Securities and Exchange Commission and the published opinions of any state securities regulatory authority in which securities of the company were offered or sold as to indemnification for violations of securities laws.

(d) The company shall advance amounts to an Indemnified Party for legal and other expenses and costs incurred as a result of any legal action for which indemnification is being sought, only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services by the person, for or on behalf of the company; (ii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves advancement; and (iii) the Indemnified Party receiving advances undertakes in writing to repay the advanced funds to the company, together with the applicable legal rate of interest thereon, in cases in which such party is found not to be entitled to indemnification.

(e) The company shall have the power to purchase and maintain insurance or provide similar protection on behalf of an Indemnified Party against any liability or loss asserted that was incurred in any such capacity with the company or arising out of such status. Nothing contained herein shall constitute a waiver by any Indemnified Party of any right which he, she or it may have against any party under federal or state securities laws. The company shall also have power to enter into any contract for indemnity and advancement of expenses with a director, officer, employee or agent to the extent consistent with law and this charter.

The Maryland General Corporation Law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and provides that a Maryland corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to any proceeding by reason of service in that capacity unless it has been established that (1) the act or omission was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; or (2) the individual actually received an improper personal benefit in money, property, or services; or (3) in the case of a criminal proceeding, the individual had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the individual is fairly and reasonably entitled to indemnification, even though the individual did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in the corporation’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director, officer, employee or agent upon the corporation’s receipt of (x) a written affirmation by the individual of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (y) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our bylaws provide that neither the amendment, nor the repeal, nor the adoption of any other provision of the charter or the bylaws will apply to or affect, in any respect, the indemnitee’s right to indemnification for actions or failures to act which occurred prior to such amendment, repeal or adoption. To the extent that the indemnification may apply to liabilities arising under the Act, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and, therefore, unenforceable.

We may purchase and maintain insurance or provide similar protection on behalf of any director, officer, employee or agent against any liability incurred in any such capacity with us or on our behalf. We may enter into any contract requiring us to indemnify and advance expenses with any director, officer, employee or agent as may be determined by the board and as permitted by our charter.

Item 35.	Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements: The list of financial statements filed as part of this Registration Statement on Form S-11 is set forth on page F-i herein.

(b) Exhibits: The list of exhibits filed as part of this Registration Statement on Form S-11 is set forth on the Exhibit Index following the signature pages hereto.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The registrant undertakes to send to each stockholder at least on annual basis a detailed statement of any transactions with the business manager or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the business manager or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(c) The registrant undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

(d)(1) The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing shareholders. Each sticker supplement should disclose all compensation and fees received by the Sponsor(s) and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.

(2) The registrant also undertakes to file after the distribution period a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the shareholders at least once each quarter after the distribution period of the offering has ended.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on March 19, 2014.

INLAND RETAIL PROPERTIES TRUST V, INC.

By:
Name:	Mitchell A. Sabshon
Its:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Daniel L Goodwin	Director and Chairman of the Board	March 19, 2014

Mitchell A. Sabshon	Director, President and Chief Executive Officer (Principal Executive Officer)	March 19, 2014

Catherine L. Lynch	Treasurer and Chief Financial Officer (Principal Financial Officer)	March 19, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Dealer Manager Agreement

1.2	Form of Soliciting Dealers Agreement (included as Exhibit A in Exhibit 1.1)

3.1	Articles of Amendment and Restatement of Inland Retail Properties Trust V, Inc.

3.2	Form of Bylaws of Inland Retail Properties Trust V, Inc.

4.1	Distribution Reinvestment Plan (included in Appendix B)

4.2	Form of Share Repurchase Program

4.3	Form of Agreement of Limited Partnership

5	Form of Opinion of Venable LLP

8	Form of Opinion of Proskauer Rose LLP

10.1	Form of Business Management Agreement

10.2	Form of Master Real Estate Management Agreement – Inland Real Estate Services LLC

10.3	Form of Master Real Estate Management Agreement – Inland Real Estate Services II LLC

10.4	Form of Escrow Agreement

21.1	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of Venable LLP (included in Exhibit 5)

23.3	Consent of Proskauer Rose LLP (included in Exhibit 8)

24	Power of Attorney (included on the signature page to the Registrant’s Confidential Draft Registration Statement on Form S-11, as filed by the Registrant with the Securities and Exchange Commission on January 7, 2014)

99.1	Non-Retaliation Policy

99.2	Responsibilities of the Compliance Officer of the Company